193RD ANNUAL REPORT 2010

My world has changed.

BMO Financial Group

Financial Snapshot

For the year ended October 31 (Canadian $ in millions, except as noted)	2010	2009	2008

Revenue (p 37)	12,210	11,064	10,205

Total provision for credit losses (p 40)	1,049	1,603	1,330

Non-interest expense (p 41)	7,590	7,381	6,894

Net income (p 33)	2,810	1,787	1,978

Earnings per share – diluted ($) (p 33)	4.75	3.08	3.76

Return on equity (ROE) (p 34)	14.9%	9.9%	13.0%

Cash operating leverage[1] (p 41)	7.5%	1.3%	4.7%

Tier 1 Capital Ratio (p 60)	13.45%	12.24%	9.77%

Net Income by Segment

P&C Canada (p 47)	1,644	1,415	1,153

P&C U.S. (p 50)	175	286	242

Private Client Group (p 53)	470	359	426

BMO Capital Markets (p 56)	820	873	568

Corporate Services, including Technology and Operations (T&O) (p 57)	(299)	(1,146)	(411)

Net Income (p 33)	2,810	1,787	1,978

1 This is a non-GAAP measure. Please see the Non-GAAP Measures section on page 91.

2010 Performance
$2.8 billion
BMO Financial Group Net Income
Net income rose by 57%, or more than
$1 billion, driven by reduced
provisions for credit losses and
stronger results in P&C Canada.

10.4%
Revenue Growth
Revenue rose by more than $1.1 billion,
or 10.4%, after having grown 8.4%
and 9.2% in the past two years,
demonstrating the benefits of our
diversified business mix.

13.45%
Tier 1 Capital Ratio
The Tier 1 Capital Ratio increased
from 12.24% in 2009, providing greater
operational and strategic flexibility.

“There is a sea change
  underway with consumers –
  their preferences have
  shifted and their
  relationship with money
  has changed.”
 Bill Downe
 President and Chief Executive Officer

Making money make sense

Our relationship with money is changing.

We’re rethinking what value really means.

We want the freedom to make financial decisions everywhere.

A company’s first responsibility is to be well managed.

A company’s vision is only as strong as its people.

 Table of Contents
Business Review
2	Our Strategic Agenda

4	Chairman’s Message

5	President and Chief Executive Officer’s Message

8	Our relationship with money is changing

10	We’re rethinking what value really means

12	We want the freedom to make financial decisions everywhere

14	A company’s first responsibility is to be well managed

16	A company’s vision is only as strong as its people

18	Leadership in China

Corporate Directory
19	Corporate Governance

20	Our Board of Directors

21	Our Governance Structure

22	Management Committee and Performance Committee
Financial Review
24	Financial Performance and Condition at a Glance

26	Management’s Discussion and Analysis

96	Supplemental Information

110	Consolidated Financial Statements

114	Notes to Consolidated Financial Statements

Resources
169	Principal Subsidiaries

170	Glossary

172	Shareholder Information

IBC	Where to Find More Information

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal together with its subsidiaries.

    Our Strategic Agenda
Established in 1817 and based in Canada, BMO Financial Group serves 11 million personal, commercial, corporate and institutional customers in North America and internationally. Our operating groups – Personal and Commercial Banking, BMO Bank of Montreal in Canada and Harris in the United States; Private Client Group, our wealth management business; and BMO Capital Markets – share one vision: to be the bank that defines great customer experience.
“The progress we’ve made with
our customers makes us proud –
and it’s reflected in our results.”
Nancy Cyr
Personal Banking Area Manager
Montreal, Quebec
A summary of our enterprise-wide strategy in context
and our progress in 2010 appears in our Management’s Discussion and Analysis.

2  BMO Financial Group 193rd Annual Report 2010

“It was my privilege this year to introduce new customers,
employees and communities to Harris. They welcomed us
in return, because at BMO, they not only matter
– they’re our priority.”

Daniela O’Leary-Gill
Senior Vice-President, North District Executive, Harris N.A.
Chicago, Illinois

BMO Financial Group 193rd Annual Report 2010   3

CHAIRMAN’S MESSAGE

The right
blend of
experience
and
knowledge

David A. Galloway
Chairman of the Board
Good Governance Represents a
Competitive Advantage
Our practices continue to evolve
Recent events have caused financial institutions everywhere to reconsider the way they operate.
Our customers and their relationships with money have changed also – as they, too, adjust to the current reality.
As directors of Bank of Montreal, responsible for the oversight of a large, complex organization, we are keenly aware that good governance represents a competitive advantage. The banks that emerged from the financial crisis in good shape were those with the best controls in place, and the discipline to adhere to them. Canadian banks fared better than most. It is not a coincidence that Canadian banks are recognized for the quality of their governance, and we are proud that BMO ranks among the top companies in Canada for governance.
Achieving good governance, however, is not a fixed target. It is forever moving, steadily improving. At BMO, we strive constantly for board renewal – new ideas, new approaches, new points of view.
Since I was named Chairman of the Board in 2004, more than one-third of the faces on the board have changed. This is in line with our desire to have the right blend of experience and knowledge, tempered with fresh perspective. This year, in the spirit of renewal, we have introduced term limits for board membership. Once phased in, BMO directors will be limited to 15 years of service, or until their 70th birthday, whichever comes first.
After 24 years of service, Jeremy Reitman leaves the board this year, as does Nancy Southern, who has served shareholders for 15 years. On behalf of shareholders, I thank them for their invaluable contributions to the company over their years of service. We will miss their insight and guidance. We were pleased to announce the appointment of Christine Edwards of Chicago to the board in August 2010.
Finally, I want to offer our thanks to management and all employees for delivering strong financial results in the past year. The bank has grown, both within our traditional markets as well as in markets that will be of increasing importance to us. The incorporation of BMO ChinaCo (see page 18), for example, was an important strategic milestone for the company. I also want to recognize our employees’ contribution to important initiatives – the kind that are never reflected adequately in the bottom line. Under Bill Downe’s leadership, bank employees, enterprise-wide, supported their communities in record manner, donating time and money to the United Way. They also embraced the bank’s environmental goals and helped us, during the course of the year, achieve carbon neutrality relative to energy consumption and transportation emissions.

4  BMO Financial Group 193rd Annual Report 2010

PRESIDENT AND CHIEF EXECUTIVE OFFICERS’ MESSAGE

Our Customers’ Success Defines Our Success

Setting higher standards
The financial services industry has changed for the better. The establishment of new rules under which financial institutions will operate has not only been necessary, it is right – both for the overall stability of financial markets and for the customers we serve.
At BMO, we’re positioned for success in this environment. It’s not just a matter of meeting new regulations. Customers are changing the rules of the game as well. People’s relationship with money has evolved, so too has their relationship with their financial institution.
This is why the theme running through our annual report is: competing in a changing world. It’s changing because people are reassessing their idea of value. They want the freedom to do their banking everywhere. They expect a higher standard of social responsibility from companies than ever before. And in a marketplace where change itself has become so profound, a company’s vision is only as strong as its people.
Strong performance in 2010
BMO’s financial and operating results in 2010 reflect the success of our 38,000 employees in meeting our customers’ needs and striving for higher performance. Net income increased to $2.8 billion, driven in large part by strong revenue growth of 10.4%. BMO’s return on equity continued to improve, reaching 14.9%.
The year was characterized by significant achievement across each of our operating groups. This performance is demonstrated by our pre-tax pre-provision earnings, which reached $4.6 billion, the highest in the history of the bank. We achieved these results while maintaining financial strength and flexibility, managing impaired loans, capitalizing on unique expansion initiatives and investing in future growth.
This was accomplished against a dramatic backdrop including G20 initiatives to stimulate growth; continued regulatory efforts to address systemic vulnerabilities and to develop new policies; the formulation of new Basel III capital rules; and active legislative agendas in both developed and emerging economies. At BMO, we view these changes to the operating environment as an opportunity – and source of advantage – as we move ahead with our strategic priorities.
Making money make sense
We have a brand promise common to every business – our commitment to customers and their success is tangible. BMO has a clear strategy and strong execution capabilities. Everything we’re undertaking – from customer offers to the 7,640 employees across North America who completed customer experience and sales training this year – lines up to support our brand: Making money make sense.
Our ability to stay ahead of our customers’ changing needs is reflected in BMO’s internal advocacy. It has never been higher: 95% of our employees said they personally recommend our products and services and 98% said they believe in the strategy.
Our strong balance sheet, liquidity, capital position, reputation and people reinforce our ability to react to opportunities.
BMO is a company deeply rooted in the economic advancement of North America William A. Downe President and Chief Executive Officer
BMO Financial Group 193rd Annual Report 2010  5

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

The bank’s strong balance sheet, liquidity, capital position, reputation and people reinforce our ability to react to opportunities.
Creating opportunity
Customers’ preferences have shifted. None of us want to forget the lessons of the last three years. We’re all paying more attention to our finances. This re-emergence of clients’ appreciation of consistency and value is something that plays to our core strengths. And it is what BMO is delivering.
We are very proud of the performance of our personal and commercial bank in Canada. Even for a company as diversified as ours, it is a barometer of the health of our organization. We are building BMO Bank of Montreal through investments in front-line staff and the expansion of our branch network, online and customer contact capabilities. We intend to keep this business growing. In so doing, we not only create opportunities for our customers, but also for our other businesses.
Our intense focus on personal and commercial banking in North America reflects our commitment to leverage one of the bank’s greatest strengths: our brand and strong reputation. Making money make sense speaks directly to customers as individuals – whether they’re acting for themselves, or as entrepreneurs, or as the leaders of the companies and institutions with which we do business. Maintaining a balance when it comes to controlling spending, growing savings, borrowing smartly and investing wisely is important. Our role at BMO is to help customers make sense of these things. It is where customers most value the help of a bank and where we are most capable – combining our understanding of customers with our capital – to take full advantage of this unique market position.
A clear strategy rests on a strong foundation
2010 confirms we are on the right path. We are well positioned with a clear strategy, and a brand promise common to every business. As we reach important milestones our aspirations remain ambitious. There is much yet to be accomplished.

BMO Financial Group has the longest-running dividend payout record of any company in Canada, at 182 years. BMO common shares provided a dividend yield of 4.65% at October 31, 2010.
6 BMO Financial Group 193rd Annual Report 2010

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

We invest with a view to meeting future demands — improving
our processes and technology to provide our clients with the products, services and tools that will ensure their success.
Supporting our vision is a belief in the importance of both maintaining strong core capabilities and investing in the quality and knowledge of the people who are providing guidance and advice to our customers. We are maintaining a sharp focus on improving our processes and technology to provide our clients with the products, services and tools that will ensure their success in a fast-changing environment. We are intensifying collaboration North-South and across groups to provide meaningful efficiency and scale for the benefit of customers.
As the context in which we compete changes, strong core capabilities are critical to ensure reliability and resilience. And we are continuing to invest with a view to meeting future demands. This will ensure that BMO remains uniquely positioned to grow.
The progress of the bank relies on its employees and their ability and commitment to deliver against these different elements. Every member of the team — from senior management to investment professionals to front-line bankers — must be confident and capable. We continue to invest in the skills necessary to sustain successful long-term growth — and we are active in ensuring we have the best learning and development programs available.
Generating returns for shareholders
Our focus is entirely on the things that will define the next phase of our growth and translate our brand promise into a new set of capabilities — to support our customers in fulfilling their ambitions in new ways... ways, perhaps, they have yet to envisage.
I believe that the potential returns from investing in our businesses today are better than at any time in the past decade. In a changing world, it is likely that there will be consolidation in financial markets that will create opportunities for BMO. Equally important will be consistent investment in new distribution points, in finding new ways to reach customers, and in product and service innovation that empowers those customers to make informed decisions — always with the sure sense they’re in control.
BMO is a company deeply rooted in the economic success of North America, serving customers for 193 years. For our shareholders, we are committed to building the value of the bank and demonstrating consistent growth in common share dividends over time. Our strategic path is clear; we are focused on performance in the year ahead and confident in our plans to invest in future growth.
The opportunity to serve our customers is a privilege for me and for our entire team. I thank our employees for their contributions in 2010 and pass on to you, our shareholders, sincere thanks for your support.
Bill Downe
BMO Financial Group 193rd Annual Report 2010   7

The past three years brought global realities down to the personal level. Now millions of people have reassessed their priorities with newfound clarity. As we move forward and the sense of urgency passes, our relationship with money, in many ways, will have changed.
As life unfolds, we all make financial choices to meet specific goals – borrowing to buy a home, for instance, or allocating savings for a family trip or a child’s education. Over the past decade, such decisions were too often made without reference to the bigger picture. The appeal of immediate answers took precedence over the merits of a balanced, long-term strategy.
The economic downturn changed all that – or accelerated a shift in thinking. Today people want a holistic view of their personal finances. They’re more aware of how individual decisions are part of a total life cycle in which each step depends on all the others. There exists a balance between controlling spending, growing savings, borrowing smartly and investing wisely. And at every stage, we need to feel that we’re reasonably protected against risk.
As the economy slowly regains momentum, people are examining how they manage their money and asking tougher questions of themselves. Equally, they believe that financial institutions have a responsibility to understand their situation, offer straightforward advice and lead the way forward.
Faced with a daily barrage of unfiltered information, customers are seeking meaningful conversations and insights. They expect an institution to educate and offer counsel and advice, providing rules of thumb on the right levels of debt and savings. They want a financial coach who’ll keep them on their game year in, year out.
Above all, people want an institution to practice what it preaches by presenting options with a broad and balanced perspective. Bankers cannot simply be sellers of investment products or the gatekeepers of credit. They must be trusted allies whose advice looks beyond a moment in the market, or the wish to make a sale, to always put the customer’s interest first.
As people’s relationship with money changes, their relationship with financial institutions has to change as well.

8   BMO Financial Group 193rd Annual Report 2010

“We’re listening. Clear information and advice
are at the heart of making money
make sense at BMO.”
Cherry Cruz
Relationship Manager, BMO Bank of Montreal
Toronto, Ontario

More Smart Steps
BMO introduced SmartSteps to Canadians to provide them with ways to save money quickly, become debt-free faster and better manage their spending. Building on the program’s success, we followed up in 2010 with SmartSteps for Business, SmartSteps for Investing and SmartSteps for Students, as well as Harris Helpful Steps in our U.S. markets.

BMO MoneyLogic
Customers tell us they want to better understand their finances and be more active in managing their money. With MoneyLogic, the new personal financial management tool from BMO, they can easily view, track and manage their spending and savings online. They can also use the free tool to prepare personal budgets and set savings goals.
Take Charge of
Your Retirement
In 2010, we continued to roll out Take Charge of Your Retirement. This program helps customers to think differently about their retirement and make sense of the link between their financial and non-financial retirement goals.

1	Consumer, mortgage and other. Includes households with and without debt.

Source: Roger Sauvé, The Vanier Institute for the Family and Statistics Canada (2009), and Ian Russell, President and CEO, The Investment Industry Association of Canada (2010).
Creating Confidence
Having access to the right information – relevant, clear and straightforward – is the first step toward achieving financial control and confidence. We’ve made clear information and advice a key part of our offering at BMO. Whether we’re making our banking agreements easier to understand, clearly disclosing our fee structures and interest rate calculations, or providing resources to help in decision-making, customers can count on BMO for easy access to the information they need.
•	BMO FirstHome Essentials kit

•	Business Coach podcast

•	Take Charge of Your Retirement online

•	Student Banking: SmartSteps for Students online

•	BMO Business Insights eNewsletter
BMO Financial Group 193rd Annual Report 2010   9

As the choices around us change, so do the yardsticks by which we evaluate them. True value, however, has become increasingly difficult to gauge. Too many opportunities come wrapped in layers of complexity that may hide a lack of proven benefits. Attractive propositions are too often several steps removed from what’s honest and fair.

So where should the search for value now be focused? Price is an important factor, but it doesn’t go far enough: not every product or service can be commoditized with the rigour of big-box retailing. By the same token, volume discounts and bundling of services can’t capture the full spectrum of value that today’s consumers expect.
In financial services, what matters as much as cost is transparency. Customers want clear explanations of exactly what each service entails. They expect fees to be reasonable and fair.
Innovation is another driver of value. People welcome the convenience of new technologies and the precious time that more efficient services can save them.
10 BMO Financial Group 193rd Annual Report 2010
They also put a premium on sustainable choices now that the pendulum is swinging away from unchecked consumption.
But the most significant source of value is a rigorous set of expectations around service and performance – that have been met.
In rethinking what value really means, people now apply a sharper lens when evaluating whether a company really measures up. They still want tangible returns, of course, and a foundation for future growth. They want relevant advice that reflects a thorough understanding of their needs. They want clearly defined goals, commitments and obligations on both sides – with no surprises. And they want to feel that their financial institution is investing as much as they are in the relationship.
Above all, customers want the confidence of knowing that their decisions are backed by a wealth of experience – and by an institution that only makes promises it can keep.
Value is not a fixed point. It changes through the process of discovering, questioning and refining its many dimensions. Today, customers understand that they can only realize true value by participating more actively in the decision-making process – and institutions must be ready to help make that happen.

“Here we measure customer relationships in
generations and we’re adding new customers
faster than ever before. That’s value.”
Jim Fallon
District Vice-President, Newfoundland and Labrador, BMO Bank of Montreal
St. John’s, Newfoundland

More Comfortable, More Confident: A Better Outlook with Advice
(% of respondents who agree: 6 to 10 on a 10-point scale)
Source: Ipsos Canadian Financial Monitor (2009)

Investing in Home
More than 55% of recent home renovations in Canada were done with the intention of updating, adding value or preparing to sell the home, according to a 2009 survey commissioned by Canada Mortgage and Housing Corporation. BMO Economics research reveals that home renovation investment in Canada grew 14% in the second quarter of 2010, the second-largest year-over-year increase in nearly a decade.

Source: The New Consumer in the Era of Mindful Spending study, Euro RSCG Worldwide (survey of 5,700 adults in seven markets: Brazil, China, France, Japan, Netherlands, United Kingdom, United States) (2009)
Award-Winning Relationships
This year, Harris received a 2010 TNS Choice Award for Metro Chicago in recognition of its success in establishing strong client relationships and offering the best customer-focused solutions. Winners of the award are chosen by Chicago residents for superior performance in attracting new customers, satisfying and retaining customers, and/or for winning a larger share of their customers’ total banking business.
Harris’ focus on customer experience extends across all channels. For the second consecutive year, the Harris Contact Center was certified as a Center of Excellence by BenchmarkPortal, a recognized leader in benchmarking and certifying contact centres.
The Flexible Investor
Customers have told us they want greater control and flexibility when it comes to investing. It’s one of the reasons BMO has taken the lead with Exchange Traded Funds (ETFs). ETFs combine the advantages of low cost, diversity, flexibility and tax efficiency to give investors a greater sense of control over their portfolios. BMO currently offers 30 ETFs.
At BMO Nesbitt Burns, the Architect Program is making it possible for investors to hold both managed and non-managed investment vehicles in a single account. Customers enjoy a clear view of their total investment picture, along with the benefits of professional management.
BMO Financial Group 193rd Annual Report 2010   11

As our lives become increasingly mobile, we expect instant access to information and services wherever we are. Technology is making this possible – but only as a means to an end. What we really need is to feel confident that we’re in control of each new situation and prepared to make all the right choices as we move through the world.

When people talk about being connected everywhere, it’s with a different sense of place than they had a generation or even a decade ago. Shopping no longer requires stores. Classrooms have become online spaces. Employees work from home or take their virtual offices on the road. Markets are defined as much by the exchange of bits and bytes as they are by trade in goods and services.
At the same time, people are travelling further and more frequently than ever before. While political borders remain intact and in some places are etched more deeply, in the world of commerce, traditional boundaries are disappearing. Businesses make investments and forge partnerships
12  BMO Financial Group 193rd Annual Report 2010
in every corner of the globe. And people follow their education and career goals wherever opportunity leads them.
For financial institutions, meeting expectations in a borderless world means providing the one essential resource required by both organizations and individuals: timely, accurate and secure information. Businesspeople and consumers alike want a comprehensive picture of their past transactions and current situation. They need data they can trust, understand and immediately act upon. And they want expert guidance on a range of potential strategies – at any time of day, wherever they happen to be.
Above all, customers want to feel that they’re in control, that the choices they make are not constrained by a need for anyone else’s permission or approval. The information that reaches them on the move is ultimately validated by the confidence it instills – in helping to shape a clear, well-grounded plan.
As we reassess our relationship with money, the financial institutions that provide true value understand that the ability to make informed decisions everywhere is not about devices, it’s about independence.

“InvestorLine’s online research tools give customers
the confidence to make investment decisions at the speed of the market. These tools matter to our clients – and we’re proud to be the team that built them.”

Cesar Rainusso
Vice-President, Strategy and Product Development, BMO InvestorLine Toronto, Ontario

BMO on YouTube	Going Beyond

Social media offer us a whole new way to interact with customers on their terms. Webcasts on the BMO Capital Markets portal give investors access to the opinions and research of our key economists. The Harris enCircle website offers expert eldercare advice, ranging from how to navigate important legal and financial decisions to avoiding caregiver burnout. BMO Money Diarie$ invites students to share their ideas for managing their money while at school.
The growth of our network in China is helping us provide seamless service to customers preparing to immigrate to North America, and to customers wanting to invest in China. Our solid reputation and relationships in China and India are also providing valuable pathways for our commercial clients looking to expand into emerging markets.

Up-to-the-Minute
Information
BMO introduced a mobile conference application that allows attendees at BMO Capital Markets conferences to use their mobile devices to access up-to-the-minute conference information, including their individual meeting schedules, agendas, and speaker and company information. And our Twitter feed helps clients who use social media get BMO Capital Markets information in real time.
How Canadians Bank
Source: The Strategic Counsel for the CBA (2010)

Rethinking Call Centres
In November 2010, BMO opened the lines at our state-of-the-art facility that will bring 1,700 personal, commercial, credit card and collections call centre agents together into a single facility. By working as an integrated team, agents are better positioned to deliver a seamless customer experience.

Harris customers banking online can access eChat to talk with a banker in real time or click Push to Talk to receive a callback within 60 seconds.

Experts on Demand
Team members come together from across financial disciplines to ensure the solutions we provide fit with the client’s overall financial picture. TelePresence is helping. This video conferencing tool allows us to bring the best BMO financial experts to our personal, commercial and corporate clients, everywhere they’re needed.

               BMO Financial Group 193rd Annual Report 2010   13

The Informed Entrepreneur The BMO Business Coach series now offers over 120 podcasts delivering expert advice to entrepreneurs on how to run their business better.

Today people expect more of businesses than ever before. But as they set higher standards and apply closer scrutiny, what they’re really looking for comes down to one key element: responsibility. It’s what market leaders have always done – act responsibly to achieve sustainable positive results.

As the uncertainty that swept financial markets in late 2008 led to a global downturn, the impact on individual lives was mirrored in the damaged reputations of businesses that had lost their way and disappointed long-time stakeholders. The public conversation soon turned from specific examples of questionable judgment to broader issues of corporate governance and accountability.
Customers want to know that they can still invest their most valued asset: trust. People want to see that institutions are actively striving to meet and exceed their high expectations. Gauging the depth of that commitment means looking beyond corporate declarations of vision and values.
14 BMO Financial Group 193rd Annual Report 2010
Organizations, like individuals, are judged not by what they say, but by what they do.
A company’s good name is a reward bestowed by customers who feel their needs have been well served. Financial institutions earn solid reputations through sound decision-making and by upholding the principles of responsible management, maintaining capital strength and strategically managing risk in complex global markets.
As Canada’s financial sector reaffirms its stewardship role in ensuring economic stability, governance practices must be rigorous and transparent. Codes of conduct must extend beyond the boardroom to treat all employees equitably and welcome their diverse points of view. Customers must receive the same level of respect, whether in a branch down the street or an office halfway around the globe. Communities should be able to count on support for local efforts to improve health and prosperity. And the entire planet should benefit from companies’ efforts to reduce their collective footprint.
Measuring success against the triple bottom line of social, economic and environmental responsibility is not a matter of compliance – it’s a business imperative. From adopting greener practices to safeguarding against risk, responsible choices spur competition, inspire innovation and drive sustainable growth. And the loyalty they create is embodied in the ultimate hallmark of corporate responsibility: reputation.

“Clients tell me, ‘Harris gives us the reach
of a global financial institution.’ It’s also our
consistency and stability that stand out.”
Scott Ferris
Managing Director, Harris N.A.
Chicago, Illinois

Capital Strength
BMO is the ninth-largest* bank
in North America, measured by
market capitalization. We’re
financially strong, with a Tier 1
Capital Ratio of 13.45%.
* Data is as at October 31, 2010 for Canadian banks and September 30, 2010 for U.S. banks. ** Basel I and Basel II measures are not comparable.

182years
Consistency
Bank of Montreal has paid dividends for 182 years – the longest-running dividend payout record of any company in Canada.

$9.6 million
Donated through Equity Through Education since 2005, helping visible minorities, people with disabilities, Aboriginals and women gain access to higher education.

Managing Risk
Risk management at BMO is grounded in five key principles: accountability, transparency, process, governance and culture.

Carbon Neutral* in 2010
Worldwide. We reached this goal by choosing video conferencing over travel, building more environmentally friendly branches, powering buildings with 100% renewable energy and purchasing high-quality carbon offsets that support community greening initiatives.
*Relative to energy consumption and transportation emissions
Contributions to the Community*
*Corporate donations in Canada and the United States in 2010.

BMO Financial Group 193rd Annual Report 2010  15

Ideas are a new global currency. But it’s important to remind ourselves that those ideas come from people. In the end, people, not companies, create world-changing breakthroughs. And it’s human vision that gives ideas their power.

As this knowledge economy matures, we’re less inclined to applaud innovation for its own sake. Faced with consumer trends that seem to change as often as the weather, we’re becoming more thoughtful about what really matters. Our focus is shifting from having the latest to getting the best – smart products and services created by people who’ve paid attention and anticipated our needs.
What differentiates today’s successful companies is the ability to address our expectations and aspirations by thinking beyond the obvious. And what will keep such businesses sustainable in an increasingly competitive world is the quality of their people.
Recruiting top talent has long been a priority for the entrepreneurial businesses that are catalysts of economic growth. The ability to attract, develop and retain the best people has become a strategic imperative for companies worldwide. Industry leaders engage skilled, imaginative people in designing products that resonate, in devising better models of service – in focusing their collective energy on creating more meaningful interactions with customers.
And diversity is no longer just a noble goal – it’s the key to success. Having the best people means finding the sharpest minds in a global talent pool. Successful organizations become more relevant by welcoming the varied perspectives and cultural nuances of vibrant, emerging markets across town and around the planet.
What drives the knowledge economy is the same fuel that keeps today’s smart companies alert, creative and connected: vision. And that vision is conceived by people. It’s about confidently embracing a world that’s changed – and that will change even more tomorrow.

16  BMO Financial Group 193rd Annual Report 2010

“At BMO we insist on respect for all, nurture talent
and celebrate performance. That’s why we’re
regularly one of Canada’s top employers.”
Doug Bourque
Director, Aboriginal Banking, B.C. & Yukon, BMO Bank of Montreal
Victoria, British Columbia

Right on the Money
Sherry Cooper, Chief Economist, BMO Financial Group, and her highly respected Economics team correctly identified key indicators at the start of both the recent recession and the recovery. For those impressive predictions, Dr. Cooper received the prestigious Lawrence R. Klein Award for accuracy in economic forecasting in 2010.
Other BMO recognitions include:
•	Best Foreign Exchange Bank in North America, European CEO magazine

•	Best Trade Bank in Canada, Trade Finance magazine

•	World’s Best Metals and Mining Bank, Global Finance magazine
30%
Employees who identify
themselves as visible minorities*
Our commitment to diversity leads us to broader ideas, greater empathy and improved decision-making, helping BMO to be the bank that defines great customer experience.
*As of October 31, 2010

Game Changer
BMO announced the creation of the $8 million BMO Isaac Newton Chair in Theoretical Physics.
BMO’s pioneering $4 million gift to Waterloo, Ontario’s Perimeter Institute for Theoretical Physics will bring the first of five pre-eminent scientific minds to Canada – advancing innovation, Canadian science and our knowledge of the universe.
5,650
Employees who completed Customer Conversations training. They now have the skills to expand the conversation – and the relationship – beyond the customer’s immediate financial needs.

Civic Leaders
In 2009, when the government of Canada created a national Task Force on Financial Literacy, L. Jacques Ménard, O.C., O.Q., Chairman, BMO Nesbitt Burns and President, BMO Financial Group, Quebec, was appointed as vice-chair.
96%
BMO employees who, in our annual employee survey, said that they understand how their role contributes to achieving our vision of being the bank that defines great customer experience.
Thought Leaders
We’ve been investing strategically in our leadership team. An addition of note in 2010 is The Honourable Kevin Lynch, P.C., former Clerk of Canada’s Privy Council, named Vice-Chair, BMO Financial Group. Dr. Lynch serves as a key strategic advisor to senior management, advising them on strategic planning for the changing world after the recession, focusing on the global drivers of change.

Mentors
BMO is the exclusive industry sponsor for the ACCES Speed Mentoring program, which is designed to help new Canadian jobseekers develop their networking skills and make connections through individual coaching sessions with senior leaders.

BMO Financial Group 193rd Annual Report 2010  17

Leadership in China
BMO ChinaCo
(Clockwise from top left) Ribbon-cutting ceremony celebrating the founding of BMO ChinaCo. The headquarters of our China operations – Beijing’s China Central Place. The Honourable Chuck Strahl, federal Minister of Transport, Infrastructure and Communities, congratulates BMO and welcomes new opportunities for trade.

“There is tremendous
potential for business
between our countries
and BMO’s China team is
proud to be the bridge.”
Tina Zheng
Director and General Manager,
Beijing Branch, Bank of Montreal
China is an important market for BMO outside of North America. In October 2010, BMO officially opened its new incorporated subsidiary, Bank of Montreal (China) Co. Ltd. (BMO ChinaCo).
BMO’s commitment to China spans much of its history. With local incorporation, BMO joins a limited number of foreign banks in offering a broad range of financial services to its customers. The new company gives us a clear advantage in growing our existing businesses and branch network. It gives us the flexibility to expand our product and service offerings for North American and Chinese clients – including the possibility of new initiatives in retail banking, wealth management and capital markets.
National treatment will ensure BMO can grow at a faster pace as China embraces financial liberalization and regulatory reform.
BMO ChinaCo represents another milestone on a list of BMO firsts in Greater China, including:
•	First and only Canadian bank as Co-Lead Manager of Bank of China’s US$11.2 billion IPO, and Co-Manager of IPOs by major Chinese banks including CMB, ICBC, CITIC Bank and ABC
•	First Canadian bank to offer derivative services
•	First and only Canadian bank chosen as market maker for FX trading in China
•	First foreign bank permitted to invest in a Chinese mutual fund company
With branches in Beijing, Shanghai, Guangzhou and Hong Kong, as well as our investment banking representative office in Beijing, representative office in Taipei and ownership position in Fullgoal Fund Management, BMO’s presence in China is unmatched by its peers.
BMO was recognized by the Canada China Business Council with the 2010 Extraordinary Achievement Award, nominated by SunLife Financial and Agricultural Bank of China.

18  BMO Financial Group 193rd Annual Report 2010

CORPORATE DIRECTORY
Corporate Governance

Bank of Montreal’s Board of Directors is responsible for the supervision of management of the business and affairs of the bank with the objective of enhancing shareholder value. The recent financial crisis has highlighted the importance for the board to provide well-informed strategic direction and oversight that looks beyond short-term financial performance. The board’s focus on corporate governance is seen in its various practices and procedures.
The board has adopted position descriptions for the Chairman of the Board, the committee chairs and the directors, all of which are available on our website. The board’s mandate outlines the general responsibilities of the board, while the bank’s board approval and oversight guidelines define the roles and responsibilities of the board and management and explicitly delineate the lines of accountability within the bank.
The Chairman of the Board is an independent director who ensures that the board operates separately from management and that directors have an independent leadership contact. The Chairman manages the affairs of the board, with a view to ensuring that the board functions effectively and meets its obligations and responsibilities, including its responsibilities to shareholders. In 2010, the board approved a written process for the appointment of the Chairman of the Board.
FirstPrinciples, our comprehensive code of business conduct and ethics, provides a framework for directors, officers and employees on their conduct and ethical decision-making. The board, through its Audit Committee, reviews the operation of FirstPrinciples. Each year, every director, officer and employee must sign an acknowledgement that they have read, understood and complied with FirstPrinciples.
Our whistleblower procedures allow officers and employees to report violations of FirstPrinciples, and concerns regarding accounting, internal accounting controls or auditing matters on a confidential and anonymous basis. The board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness, including escalation to the board and Audit Committee where appropriate, fosters a culture of ethical conduct within the bank.
The bank’s director and executive compensation programs are strongly aligned with governance best practices. Minimum share ownership requirements for directors and executives ensure the alignment of interests with shareholders. Our executive compensation programs establish clear pay for performance linkages. The programs, which include the use of clawbacks, do not encourage excessive risk-taking.
The board and its committees play a central role in the enterprise’s risk management framework, including through the approval of our corporate policies and the guidance provided by the risk review committee of the board.
The board supports the bank’s efforts to communicate with its shareholders and other stakeholders through a variety of channels, including the annual report, proxy circular, quarterly reports, annual information form, news releases, website and industry conferences. In 2010, the board approved a shareholder engagement policy promoting open dialogue and the exchange of ideas with the bank’s shareholders.

BMO Financial Group 193rd Annual Report 2010 19

CORPORATE DIRECTORY
 Our Board of Directors*
1	Robert M. Astley, Former President and Chief
Executive Officer, Clarica Life Insurance Company and former President, Sun Life Financial Canada
Board/Committees: Governance and Nominating,
Human Resources (Chair), Risk Review
Director since: 2004

2	David R. Beatty, O.B.E. Chairman and Chief
Executive Officer, Beatinvest Limited
Board/Committees: Human Resources, Risk Review
Other public boards: FirstService Corporation,
Inmet Mining Corporation, Western Coal Corporation
Director since: 1992

3	Robert Chevrier, F.C.A. President,
Société de gestion Roche Inc.
Board/Committees: Audit, The Pension Fund
Society of the Bank of Montreal (Chair)
Other public boards: Cascades Inc., CGI Group Inc.,
Compagnie de Saint-Gobain, Richelieu Hardware Ltd.
Director since: 2000

4	George A. Cope, President and Chief Executive Officer, BCE Inc. and Bell Canada Board/Committees: Human Resources Other public boards: BCE Inc., Bell Aliant Director since: 2006

5	William A. Downe, President and Chief Executive Officer, BMO Financial Group Board/Committees: Attends all committee meetings as an invitee Director since: 2007

6	Christine A. Edwards, Capital Partner, Winston & Strawn Board/Committees: Risk Review Director since: 2010

7	Ronald H. Farmer, Managing Director, Mosaic Capital Partners Board/Committees: Audit, Human Resources Director since: 2003

8	David A. Galloway, Chairman of the Board
Board/Committees: Audit, Governance and
Nominating, Human Resources, Risk Review,
The Pension Fund Society of the Bank of Montreal
Other public boards: Scripps Networks Interactive,
Inc., Toromont Industries Ltd.
Director since: 1998

9	Harold N. Kvisle, Former President and Chief Executive Officer, TransCanada Corporation Board/Committees: Risk Review Other public boards: ARC Energy Trust, Talisman Energy Inc. Director since: 2005
10	Bruce H. Mitchell, President and Chief Executive Officer, Permian Industries Limited Board/Committees: Governance and Nominating, Risk Review (Chair) Director since: 1999

11	Philip S. Orsino, O.C., F.C.A. Corporate Director and
former President and Chief Executive Officer, Masonite
International Corporation (formerly Premdor Inc.)
Board/Committees: Audit (Chair), Governance
and Nominating, Risk Review
Other public boards: Clairvest Group Inc.
Director since: 1999

12	Dr. Martha C. Piper, O.C., O.B.C. Corporate
Director, former President and Vice-Chancellor,
The University of British Columbia
Board/Committees: Audit, Human Resources
Other public boards: Shoppers Drug Mart
Corporation, TransAlta Corporation
Director since: 2006

13	J. Robert S. Prichard, O.C., O.Ont. Former President
and Chief Executive Officer, Metrolinx, Chair of
Metrolinx and Chair of Torys LLP
Board/Committees: Governance and
Nominating (Chair), Risk Review
Other public boards: George Weston Limited,
Onex Corporation
Director since: 2000

14	Jeremy H. Reitman, Chairman and Chief Executive
Officer, Reitmans (Canada) Limited
Board/Committees: Audit, The Pension Fund
Society of the Bank of Montreal
Other public boards: Reitmans (Canada) Limited
Director since: 1987

15	Guylaine Saucier, F.C.A., C.M. Corporate Director Board/Committees: Audit, Risk Review Other public boards: Areva, Danone, Wendel Director since: 1992

16	Nancy C. Southern, President and Chief Executive
Officer, ATCO Ltd. and Canadian Utilities Limited
Board/Committees: Governance and Nominating,
Risk Review, The Pension Fund Society of the
Bank of Montreal
Other public boards: Akita Drilling Ltd., ATCO Ltd.,
Canadian Utilities Limited, CU Inc.
Director since: 1996

17	Don M. Wilson III, Corporate Director Board/Committees: Human Resources, Risk Review, The Pension Fund Society of the Bank of Montreal Director since: 2008
Honorary Directors
Stephen E. Bachand
Ponte Vedra Beach, FL,
United States
Charles F. Baird
Skillman, NJ, United States
Ralph M. Barford
Toronto, ON
Matthew W. Barrett, O.C., LL.D.
Oakville, ON
Peter J.G. Bentley, O.C., LL.D.
Vancouver, BC
Frederick S. Burbidge, O.C.
Frelighsburg, QC
Tony Comper
Toronto, ON
Pierre Côté, C.M.
Quebec City, QC
C. William Daniel, O.C., LL.D.
Toronto, ON
Graham R. Dawson
Vancouver, BC
Louis A. Desrochers, C.M., c.r.
Edmonton, AB
A. John Ellis, O.C., LL.D., O.R.S.
Vancouver, BC
John F. Fraser, O.C., LL.D.
Winnipeg, MB
Thomas M. Galt
Toronto, ON
Richard M. Ivey, C.C., Q.C.
Toronto, ON
Senator Betty Kennedy, O.C., LL.D.
Campbellville, ON
Eva Lee Kwok
Vancouver, BC
J. Blair MacAulay
Oakville, ON
Ronald N. Mannix, O.C.
Calgary, AB
Robert H. McKercher, Q.C.
Saskatoon, SK
Eric H. Molson
Montreal, QC
Jerry E.A. Nickerson
North Sydney, NS
Lucien G. Rolland, O.C.
Montreal, QC
Joseph L. Rotman, O.C., LL.D.
Toronto, ON
Mary Alice Stuart, C.M., O.Ont., LL.D.
Toronto, ON
* As of October 31, 2010.

20  BMO Financial Group 193rd Annual Report 2010

CORPORATE DIRECTORY

Our Governance Structure
At every board and committee meeting, members hold in-camera sessions without management present. In addition, at Audit Committee meetings, the members meet separately with the Internal Auditors, shareholders’ auditors and General Counsel, without management present.

Governance
and
Nominating
Committee
Human
Resources
Committee
Risk Review
Committee
Risk Management
Committee
Responsible for risk
oversight and
governance
at the highest
levels of
management
Disclosure
Committee
Responsible for
the accuracy and
timeliness of BMO’s
public disclosure
Reputation
Risk Committee
Responsible for
reviewing significant
potential reputation
risks to BMO

Audit Committee
Management Committee
Responsible for setting
and managing enterprise
strategy and performance
Performance Committee
Responsible for driving
enterprise results and
delivering on corporate
priorities
Leadership Council
Responsible for under-
standing enterprise and
group strategies and
aligning all BMO employees
around them

Audit Committee

Philip S. Orsino (Chair)	Martha C. Piper
Robert Chevrier	Jeremy H. Reitman
Ronald H. Farmer	Guylaine Saucier
David A. Galloway
•	Oversees the integrity of our financial reporting, internal controls, disclosure controls and internal audit function, as well as our compliance with legal and regulatory requirements and auditor independence requirements.

•	Monitors transactions involving related parties, conflicts of interest, the use and disclosure of confidential and personal information and standards of business conduct.

•	Oversees the accurate and clear reporting of financial information to shareholders.

Governance and Nominating Committee

J. Robert S. Prichard (Chair)	Bruce H. Mitchell
Robert M. Astley	Philip S. Orsino
David A. Galloway	Nancy C. Southern
•	Develops, reviews and assesses corporate governance principles and systems on an ongoing basis.

•	Continuously monitors BMO practices in comparison to best practices worldwide.

•	Identifies and recommends new director candidates.

•	Responsible for director succession, orientation and compensation.

Human Resources Committee

Robert M. Astley (Chair)	David A. Galloway
David R. Beatty	Martha C. Piper
George A. Cope	Don M. Wilson III
Ronald H. Farmer
•	Assists the board in its oversight of the appointment, performance evaluation and compensation of senior executives.

•	Ensures effective talent development, retention strategies and succession planning.

•	Recommends guidelines and principles for compensation programs, including a clear link between pay and performance and safeguards against the encouragement of excessive risk-taking.

Risk Review Committee

Bruce H. Mitchell (Chair)	Philip S. Orsino
Robert M. Astley	J. Robert S. Prichard
David R. Beatty	Guylaine Saucier
Christine A. Edwards	Nancy C. Southern
David A. Galloway	Don M. Wilson III
Harold N. Kvisle
•	Oversees the identification, documentation, measurement and management of significant risks.

•	Monitors compliance with risk-related regulatory requirements and with internal risk management policies and procedures.
BMO Financial Group 193rd Annual Report 2010 21

CORPORATE DIRECTORY
Management Committee
The Management Committee is responsible for reviewing enterprise and group strategies; monitoring strategic initiatives; approving mergers and acquisitions, financial targets and plans and culture and diversity goals; governing investment in initiatives across the enterprise; and tracking performance and results. It meets monthly.

1	William A. Downe, President and Chief Executive Officer, BMO Financial Group, is responsible for the overall leadership and vision of BMO Financial Group, and is accountable to shareholders through the Board of Directors for defining, communicating and implementing strategic and operational goals that will maximize shareholder value. The President and CEO has responsibility for BMO’s enterprise-wide performance and financial results, including Profit & Loss, Balance Sheet and Shareholder Value metrics. Joined BMO in 1983; in role since March 2007
2	The Honourable Kevin G. Lynch, P.C., Vice-Chair, BMO Financial Group, is a key strategic advisor to senior management on domestic and international markets. Joined BMO in 2010; in role since March 2010

Operating Groups Personal and Commercial Banking Canada

3	Frank J. Techar, President and Chief Executive Officer, Personal and Commercial Banking Canada, oversees the strategic direction and delivery of our banking services through BMO Bank of Montreal, which serves more than seven million customers across Canada. Joined BMO in 1984; in role since July 2006
4	Cameron Fowler, Executive Vice-President, Personal and Commercial Banking Canada, is accountable for the development and implementation of customer strategies and our integrated distribution strategy, as well as the management of all personal and commercial banking products. Joined BMO in 2009; in role since July 2010
Personal and Commercial Banking U.S.

5	Ellen M. Costello, President and Chief Executive Officer, Personal and Commercial Banking U.S. and Harris Financial Corp., is responsible for the strategic direction and performance of our U.S. personal and commercial banking business, driving profitable business growth both organically and through acquisition. Joined BMO in 1983; in role since August 2006

6	David R. Casper*, Executive Vice-President and Head, Commercial Banking U.S., is responsible for executing strategy and driving performance of Harris commercial banking, and has direct responsibility for commercial product management and lending. Joined BMO in 1978; in role since March 2010

7	Christopher J. McComish*, Executive Vice-President and Head, Personal Banking U.S., is responsible for executing strategy and driving performance of the Harris personal banking network, and has direct responsibility for retail product management, echannels, banking operations, distribution, micro business banking, indirect auto, mortgage and consumer lending. Joined BMO in 2008; in role since December 2008

Private Client Group

8	Gilles G. Ouellette, President and Chief Executive Officer, Private Client Group, is responsible for BMO Financial Group’s wealth management businesses. He is also Deputy Chair, BMO Nesbitt Burns and Chairman of BMO ChinaCo. Joined BMO in 1979; in role since May 1999

9	Dean Manjuris, Head, Full Service Brokerage Line of Business and President and Director, Private Client Division, BMO Nesbitt Burns, is responsible for the strategic direction of the Private Client Division within our wealth management business. Joined BMO in 1983; in role since November 1999

BMO Capital Markets

10	Thomas V. Milroy, Chief Executive Officer, BMO Capital Markets, is responsible for all of BMO Financial Group’s businesses serving corporate, institutional and government clients in North America and around the world. Joined BMO in 1993; in role since March 2008

11	Eric C. Tripp, President, BMO Capital Markets, is responsible for BMO Financial Group’s dealings with corporate, institutional and government clients, which encompass trading products and treasury operations. Joined BMO in 1983; in role since March 2008

Corporate Functions

Finance

12	Russel C. Robertson, Chief Financial Officer, is responsible for BMO Financial Group’s financial strategy, financial reporting and planning, treasury, investor relations and enterprise-wide group strategy development and management. Joined BMO in 2008; in role since March 2008

Legal, Corporate and Compliance Group

13	Simon A. Fish, Executive Vice-President and General Counsel, is BMO Financial Group’s chief legal officer and is responsible for providing advice to the Board of Directors and management on a variety of matters, including banking, mergers and acquisitions, compliance and securities laws. Joined BMO in 2008; in role since May 2008

Enterprise Risk and Portfolio Management

14	Thomas E. Flynn, Executive Vice-President and Chief Risk Officer, is responsible for enterprise-wide risk and portfolio management at BMO Financial Group. Joined BMO in 1992; in role since March 2008
Human Resources and Corporate Communications

15	Rose M. Patten, Senior Executive Vice-President, Head of Human Resources and Senior Leadership Advisor, is responsible for BMO Financial Group’s strategies and functions in Human Resources and Corporate Communications. As Senior Leadership Advisor, she provides advice and counsel to BMO’s most senior leaders and directs all leadership development and succession planning. Joined BMO in 1995; in role since July 2006

Office of Strategic Management

16	Joanna Rotenberg, Senior Vice-President, Office of Strategic Management, is accountable for building our strategic capability across all businesses and strengthening the linkages between our strategic plans, financial targets and business plans. Joined BMO in 2010; in role since July 2010

Technology and Operations

17	Jean-Michel Arès, Group Head, Technology and Operations, is responsible for managing, maintaining and providing governance related to information technology, operations services, real estate and sourcing for BMO Financial Group. Joined BMO in 2010; in role since April 2010

18	Sandra L. Hanington*, Executive Vice-President, Product Operations and Process Simplification, is accountable for product operations for Personal and Commercial Banking (Canada and U.S.), Private Client Group and BMO Capital Markets, business process improvement, end-to-end initiatives and operational risk. Joined BMO in 1999; in role since June 2009

19	Karen L. Metrakos*, Executive Vice-President, Technology Development and Enterprise Infrastructure, is accountable for technology development and infrastructure architecture at BMO Financial Group. Joined BMO in 1979; in role since June 2009

*	Rotating members of the Management Committee.

22 BMO Financial Group 193rd Annual Report 2010

CORPORATE DIRECTORY

Performance Committee*
The Performance Committee is composed of the heads of all lines of business and functional groups and is responsible for driving enterprise results and taking action on initiatives relating to BMO’s strategic priorities. It meets quarterly to discuss performance against established targets and courses of action to continuously improve performance.

William A. Downe
President and Chief Executive Officer
BMO Financial Group
BMO Financial Group
The Honourable Kevin G. Lynch, P.C.
Vice-Chair, BMO Financial Group
L. Jacques Ménard, O.C., O.Q.
Chairman, BMO Nesbitt Burns
and President, BMO Financial
Group, Quebec
Personal and Commercial
Banking Canada
Frank J. Techar
President and Chief Executive Officer Personal and Commercial Banking Canada
Susan M. Brown
Senior Vice-President
Ontario Regional Division
Alex P. Dousmanis-Curtis
Senior Vice-President
Greater Toronto Division
and Customer Contact Centre

Cameron Fowler
Executive Vice-President
Personal and Commercial
Banking Canada
Robert K. Hayes
Senior Vice-President, Prairies Division
François M.P. Hudon
Senior Vice-President
Quebec Division and Specialized Sales
James B. Kelsey
Senior Vice-President
Corporate Finance Division
Steve C. Murphy
Senior Vice-President
Atlantic Provinces Division
Robert J. Serraglio**
Senior Vice-President
British Columbia Division
Personal and Commercial
Banking U.S.
Ellen M. Costello
President and Chief Executive Officer Personal and Commercial Banking U.S. and Harris Financial Corp.
David R. Casper
Executive Vice-President and Head
Commercial Banking U.S.
Christopher J. McComish
Executive Vice-President
and Head, Personal Banking U.S.
Peter B. McNitt
Vice-Chair, Harris Bankcorp, Inc.
Private Client Group
Gilles G. Ouellette
 President and Chief Executive Officer Private Client Group
Andrew B. Auerbach
Senior Vice-President and Head
BMO Harris Private Banking
Gordon J. Henderson
President and Chief Executive Officer
BMO Life Insurance
Terry A. Jenkins
Senior Vice-President and
President and Chief Executive
Officer, Harris Private Bank, U.S.

Ed N. Legzdins
Managing Director, International
and Senior Vice-President
Retail Investments
Dean Manjuris
Head, Full Service Brokerage
Line of Business and President and
Director, Private Client Division,
BMO Nesbitt Burns
Peter C. McCarthy
President and Chief Executive Officer
BMO Life Assurance
Barry S. McInerney
President and Chief Executive Officer
Harris Investment Management, Inc.
Rajiv Silgardo
Chief Executive Officer
BMO Asset Management Inc.
Connie A. Stefankiewicz
Vice-President and President
BMO InvestorLine Inc.
BMO Capital Markets
Thomas V. Milroy
Chief Executive Officer
BMO Capital Markets

Eric C. Tripp
President, BMO Capital Markets
Valerie C. Sorbie
Chief Administrative Officer
BMO Capital Markets
William Butt
Executive Managing Director
and Head, Investment and
Corporate Banking
Patrick Cronin
Executive Managing Director
and Head, Financial Products
and Debt Products
Andre L. Hidi
Executive Managing Director
and Head, Mergers
and Acquisitions
Perry C. Hoffmeister
Head, Investment and Corporate
Banking, U.S.
Marnie J. Kinsley
Executive Managing Director
and Head, Global Treasury
Management
Michael J. Miller
Executive Managing Director
and Head, Equity Products,
Research and Economics
Peter A. Myers
Executive Managing Director
and Head, Investment and
Corporate Banking, Canada

Charles N. Piermarini
Executive Managing Director
and Head, Debt Products
Surjit S. Rajpal
Executive Managing Director
and Head, Loan Products
Luke Seabrook
Executive Managing Director
and Head, Financial Products
Paul Stevenson
Executive Managing Director
and Head, Credit Investment
Management, Securitization
and Asset Portfolio Management
Jamie K. Thorsen
Executive Managing Director
and Head, Foreign Exchange
and China Capital Markets
Finance
Russel C. Robertson
Chief Financial Officer
Pierre O. Greffe
Executive Vice-President, Finance
Enterprise Risk and
Portfolio Management
Thomas E. Flynn
Executive Vice-President
and Chief Risk Officer
Nico Meijer
Executive Vice-President
and Chief Risk Officer
BMO Capital Markets
Wendy L. Millar
Executive Vice-President
and Chief Risk Officer
Personal and Commercial Banking
Human Resources and
Corporate Communications
Rose M. Patten
Senior Executive Vice-President
Head of Human Resources
and Senior Leadership Advisor
Richard D. Rudderham
Deputy Head of Human Resources
and Senior Vice-President
BMO Institute for Learning
Lynn T. Roger†
Senior Vice-President
Talent Strategies
and Executive Resourcing
Gabriella R.J. Zillmer†
Senior Vice-President
Performance Alignment
and Compensation

Office of Strategic
Management
Joanna Rotenberg
Senior Vice-President
Office of Strategic Management
Corporate Marketing
Susan M. Payne
Senior Vice-President
and Chief Marketing Officer
BMO Financial Group
Technology and Operations
Jean-Michel Arès
Group Head
Technology and Operations
Sandra L. Hanington
Executive Vice-President
Product Operations
and Process Simplification
Karen L. Metrakos
Executive Vice-President
Technology Development
and Enterprise Infrastructure
Legal, Corporate and
Compliance Group
Simon A. Fish
Executive Vice-President
and General Counsel

*	As of October 31, 2010.

**	Retired November 1, 2010.

†	Rotating members of the Performance Committee.

BMO Financial Group 193rd Annual Report 2010  23

Financial Performance and Condition at a Glance

Our Performance (Note 1)	Peer Group Performance

Five-Year Total
Shareholder Return (TSR)
•	BMO shareholders have earned an average annual return of 5.9% over the past five years.
•	The one-year TSR in 2010 was a strong 26.4%, well above the comparable market indices in both Canada and the United States. BMO’s one-year TSR has exceeded 20% in three of the past five years.
Five-Year TSR
•	The Canadian peer group average annual five-year TSR was 7.9%. The one-year TSR was 22.5%.
•	The North American peer group average annual five-year TSR of -0.5% and one-year TSR of 13.4% were well below the Canadian averages, as U.S. bank results continued to be more affected by credit losses.

Earnings per Share (EPS) Growth
•	EPS grew 54% to $4.75 in 2010. Net income increased more than $1 billion to $2.8 billion, while the average number of common shares outstanding increased modestly.
•	EPS growth was driven by strong growth in revenues and lower provisions for credit losses.
North American 2008 to 2010 peer group data is not to scale.
EPS Growth (%)
•	The Canadian peer group average EPS increased 42%, compared with 9.6% in 2009. All banks in the peer group saw healthy increases in EPS, due in part to lower credit losses.
•	Net income available to common shareholders of the North American peer group was low in 2009, as five of our peers recorded losses due to the difficult credit conditions and weak economic environment, resulting in overall peer group EPS growth of -80%. Net income available to common shareholders in 2010 was 14 times as high as the 2009 level, due to lower credit losses and low funding costs in 2010.

Return on Equity (ROE)
•	ROE improved from 9.9% to 14.9% in 2010, primarily due to an increase of more than $1 billion in earnings available to common shareholders, while we continued to enhance our strong capital position.
•	BMO has achieved an ROE of 13% or better in 20 of the past 21 years.
ROE (%)
•	The Canadian peer group average ROE of 15.2% increased from the average return in 2009, as ROE improved for each bank in the peer group due to higher earnings.
•	ROE for the North American peer group was 8.8%. ROE for each of our U.S. peers was less than BMO’s and three U.S. banks reported negative returns.

Net Economic Profit (NEP) Growth
•	NEP, a measure of added economic value, was $818 million, up from a loss of $68 million in 2009.
•	The improvement was attributable to the significant increase in earnings, net of a higher charge for capital as a result of an increase in shareholders’ equity.
The result for BMO in 2010 is not to scale.
NEP Growth (%)
•	The Canadian peer group average NEP growth was 212.0%, as some banks in the peer group recorded significant increases in NEP from the low levels of a year ago.
•	NEP growth for the North American peer group was 86.4%, as NEP was significantly higher for all but one of our U.S. peers.

Revenue Growth
•	Revenue increased $1,146 million or 10.4% to $12,210 million in 2010, following growth of 8.4% in 2009 and 9.2% in 2008. The consistently high growth rates demonstrate the benefit of our diversified business mix.
•	There was solid growth in each of the operating groups except P&C U.S., where revenues were modestly higher on a U.S. dollar basis.
Revenue Growth (%)
•	Revenue growth for the Canadian peer group averaged 5.9%.
•	Revenue growth for the North American peer group averaged 9.8%, reflecting particularly strong growth recorded by a few members of the peer group.
Peer group data for 2009 is not to scale.

Productivity Ratio
(Expense-to-Revenue Ratio)
•	The productivity ratio was 62.2%, an improvement of 450 basis points from 2009. Similarly, the cash productivity ratio improved 440 basis points to 61.9%.
•	The improvement was due to strong revenue growth combined with effective expense management.
Productivity Ratio (%)
•	The Canadian peer group average productivity ratio was 59.9%, improving from 63.7% in 2009 due to solid revenue growth and good expense control.
•	The average productivity ratio for the North American peer group was 60.9%, a level that remains worse than the average of our Canadian peers but better than the ratio in 2009.

Note 1. Results stated on a cash basis as well as NEP are non-GAAP measures. Please see page 91 for a discussion of the use of non-GAAP measures.
Certain BMO and peer group prior year data has been restated to conform with the current year’s basis of presentation.
Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks.

24 BMO Financial Group 193rd Annual Report 2010

Our Performance (Note 1)

Peer Group Performance

Credit Losses
•	The provision for credit losses (PCL) fell to $1,049 million from $1,603 million in 2009. There was no change in the general allowance, compared with a $60 million increase a year ago.

•	PCL as a percentage of average net loans and acceptances fell to 61 basis points from 88 basis points a year ago. Credit market conditions improved but remain challenging in certain sectors.
North American peer group data for 2008 and 2009 is not to scale.
Provision for Credit Losses as a % of Average Net Loans and Acceptances
•	The Canadian peer group average PCL represented 56 basis points of average net loans and acceptances, down from 90 basis points in 2009.

•	The North American peer group average PCL was 137 basis points, well below the 2009 level but still elevated, as U.S. bank results continued to be severely affected by weakness in the real estate market and broader economy.

Impaired Loans
•	Gross impaired loans and acceptances (GIL) decreased to $3,221 million from $3,297 million in 2009, and represented 13.6% of equity and allowances for credit losses. GIL includes $302 million in respect of loans acquired in 2010 for which there is a loss-sharing agreement with the FDIC.

•	Formations of new impaired loans and acceptances, a key driver of provisions for credit losses, were $1,525 million, down 43% from $2,690 million in 2009, with the United States accounting for the majority of the impaired formations.
Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses
•	The Canadian peer group average was in line with last year, at 11.0% of equity and allowances for credit losses.

•	The average ratio for North American banks was also in line with a year ago, at 13.9%, and remains higher than the average of the Canadian peer group.

Cash and Securities-to-Total Assets
•	The cash and securities-to-total assets ratio increased to 35.0% from 31.9% in 2009, reflecting a strong liquidity position.

•	Liquidity continues to be supported by our large base of customer deposits and our strong capital position.
Cash and Securities-to-Total Assets (%)
•	The cash and securities-to-total assets ratio for the Canadian peer group of 31.0% was unchanged from 2009 levels. The average ratio remains at a level that is in line with historic averages.

•	The North American peer group average ratio was 30.4% in 2010, a level that is up from a year ago but marginally below the average of our Canadian peers.

Capital Adequacy
•	The Tier 1 Capital Ratio remained strong at 13.45%, up from 12.24% in 2009.

•	The Total Capital Ratio was 15.91%, up from 14.87% in 2009.
Capital Adequacy
•	The Canadian peer group average Tier 1 Capital Ratio was 12.81% in 2010, up from 11.78% in 2009, as all banks in the peer group had higher capital ratios.

•	The basis for computing capital adequacy ratios is not comparable in Canada and the United States.

Credit Rating
•	BMO’s credit ratings, as assessed by the four major ratings agencies, are listed below. There was one downgrade in 2010 and all four ratings are considered high-grade and high quality.

•	Credit ratings are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 130 of the financial statements.
•	The Canadian peer group median credit ratings were unchanged in 2010. Each of the median Canadian peer group ratings is considered high-grade and high quality.

•	The North American peer group median credit rating as assessed by one of the ratings agencies fell slightly from 2009, while another increased slightly. Three of the ratings were slightly lower than the median of the Canadian peer group, as economic conditions remain more difficult in the United States.

BMO Financial Group
	2006	2007	2008	2009	2010
DBRS	AA	AA	AA	AA	AA
Fitch	AA–	AA–	AA–	AA–	AA–
Moody’s	Aa3	Aa1	Aa1	Aa1	Aa2
S&P	AA–	A+	A+	A+	A+

Canadian peer group average
	2006	2007	2008	2009	2010
DBRS	AA	AA	AA	AA	AA
Fitch	AA–	AA–	AA–	AA–	AA–
Moody’s	Aa3	Aa1	Aa1	Aa1	Aa1
S&P	AA–	AA–	AA–	AA–	AA–

North American peer group average
	2006	2007	2008	2009	2010
DBRS	AAL	AA	AA	AA	AAL
Fitch	AA–	AA–	AA–	AA–	AA–
Moody’s	Aa3	Aa2	Aa2	Aa3	Aa2
S&P	A+	AA–	AA–	A+	A+

The Canadian peer group averages are based on the performance of Canada’s six largest banks: BMO Financial Group, Canadian Imperial Bank of Commerce, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group. The North American peer group averages are based on the performance of 13 of the largest banks in North America. It includes the Canadian peer group, except National Bank of Canada, as well as BB&T Corporation, Fifth Third Bancorp, Key Corp., Bank of New York Mellon, The PNC Financial Services Group Inc., Regions Financial, SunTrust Banks Inc. and U.S. Bancorp. The North American peer group was redefined in 2010. Prior year averages have not been restated.

BMO Financial Group 193rd Annual Report 2010  25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis

BMO’s President & Chief Executive Officer and Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 108, also explains the roles of the Audit Committee and Board of Directors in respect that financial information.
           The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2010 and 2009. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2010. The MD&A commentary is as of December 7, 2010. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
          Certain prior year data has been reclassified to conform with the current year’s presentation, including restatements arising from transfers of certain businesses between operating groups. See pages 42 and 43.

Index

27	Who We Are provides an overview of BMO Financial Group, explains the links between our objectives and our overall vision, presents key performance data and outlines “Reasons to invest in BMO.”

28	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our strategic priorities.

29	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking information.

29	Factors That May Affect Future Results outlines certain industry and company-specific factors that investors should consider when assessing BMO’s earnings prospects.

31	Economic Developments includes commentary on the impact of economic developments on our businesses in 2010 and expectations for the Canadian and U.S. economies in 2011.

Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return.
32	Total Shareholder Return

33	Earnings per Share Growth

34	Return on Equity

34	Net Economic Profit Growth

35	2010 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes the impact of business acquisitions, changes in foreign exchange, and a summary of notable items affecting results.

Operating Group Review outlines the strategies of our operating groups, the paths they choose to differentiate their businesses and the challenges they face, along with their strengths and key value drivers. It also includes a summary of their achievements in 2010, their priorities for 2011 and a review of their financial performance for the year.

42	Summary

44	Personal and Commercial Banking
45	Personal and Commercial Banking Canada

48	Personal and Commercial Banking U.S.
51	Private Client Group

54	BMO Capital Markets

57	Corporate Services, including Technology and Operations

Financial Condition Review discusses our assets and liabilities by major balance sheet category. It reviews our capital adequacy and our approach to ensuring we optimize our capital position to support our business strategies and maximize returns to our shareholders. It discusses proposed regulatory changes that are expected to impact capital and liquidity management as well as certain business operations. It also discusses off-balance sheet arrangements and financial instruments.

57	Summary Balance Sheet

59	Enterprise-Wide Capital Management

63	Select Financial Instruments

67	U.S. Regulatory Developments

68	Off-Balance Sheet Arrangements

Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2010 and for future periods. It also discusses our evaluation of disclosure controls and procedures and internal control over financial reporting.

68	Critical Accounting Estimates

71	Changes in Accounting Policies in 2010

71	Future Changes in Accounting Policies – IFRS

74	Disclosure Controls and Procedures and Internal Control over Financial Reporting

74	Shareholders’ Auditors’ Services and Fees

75	Enterprise-Wide Risk Management outlines our approach to managing the key financial risks and other related risks we face.

91	Non-GAAP Measures includes explanations of non-GAAP measures and their reconciliation to their GAAP counterparts.

92	2009 Performance Review, Review of Fourth Quarter Performance and Quarterly Earnings Trends provide commentary on results for relevant periods other than fiscal 2010.

96	Supplemental Information presents many useful financial tables and provides more historical detail.

Regulatory Filings
Our continuous disclosure materials, including our interim management’s discussion and analysis and interim financial statements, and annual audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders & Proxy Circular, are available on our website at www.bmo.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s President & Chief Executive Officer and Chief Financial Officer each certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements and MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and material changes in our internal control over financial reporting.
26  BMO Financial Group 193rd Annual Report 2010

Who We Are

Established in 1817, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $412 billion and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses, BMO Nesbitt Burns, BMO Investor Line, BMO Insurance and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves customers through Chicago-based Harris, an integrated financial services organization with almost 1.3 million retail, small business and commercial customers. BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.

Our Financial Objectives
BMO’s vision, guiding principle and medium-term financial objectives for certain important performance measures are set out in the adjacent chart. We believe that we will maximize total shareholder return and meet our medium-term financial objectives by aligning our operations with and executing on our strategic priorities, as outlined on the following page.
          BMO’s business planning process is rigorous and considers the prevailing economic conditions, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against internal and external benchmarks and progress towards our strategic priorities.
          Our medium-term financial objectives of, over time, increasing earnings per share (EPS) by an average of 12% per year, earning an average annual return on equity (ROE) of 17% to 20% and maintaining strong capital ratios that meet both current and expected regulatory requirements are key guideposts as we execute against our strategic priorities. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual cash operating leverage (defined as the difference between the revenue and cash-based expense growth rates) of at least 1.5% over time. In managing our operations, we balance current profitability with the need to invest in our businesses for future growth.
Our Vision
To be the bank that defines great customer experience.
Our Guiding Principle
We aim to maximize total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.
Our Medium-Term Financial Objectives
Over time, increase EPS by an average of 12% per year, earn average annual ROE of between 17% and 20%, achieve average annual cash operating leverage of at least 1.5%, and maintain strong capital ratios that meet both current and expected regulatory requirements.
Reasons to Invest in BMO
•	Clear growth strategy

•	Strong financial position

•	Proactive risk management

•	Commitment to stakeholders

As at or for the periods ended October 31, 2010
(%, except as noted)	1-year	5-year	10-year

Compound annual total shareholder return	26.4	5.9	9.8
Compound growth in annual EPS	54.2	0.5	3.9
Average annual ROE	14.9	14.3	15.3
Compound growth in annual
dividends declared per share	–	8.6	10.8
Dividend yield at October 31, 2010	4.7	na	na
Price-to-earnings multiple	12.7	na	na
Market value/book value ratio	1.77	na	na
Tier 1 Capital Ratio	13.45	na	na
na – not applicable

The Our Financial Objectives section above and the Enterprise-Wide Strategy and Economic Developments sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 29 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.
BMO Financial Group 193rd Annual Report 2010  27

MANAGEMENT’S DISCUSSION AND ANALYSIS
Enterprise-Wide Strategy

Our Vision
To be the bank that defines great customer experience.
Our Guiding Principle
We aim to maximize total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.
Our Strategy in Context
Changes in the economic environment, and their effects on our customers, are rapid and ongoing. Our focus on providing clarity for our customers by “Making Money Make Sense,” serves as a compass for us in all economic environments. It also drives our employees to deliver their best, every day.
          We have emerged from the recent economic downturn with a strong financial position, supported by growth in our businesses. We believe that strengths in our business model, balance sheet, risk management framework and leadership team will generate sustainable growth. We remain steadfastly committed to our strategy, our customers and our shareholders.
Our Strategic Priorities and Progress
Maximize earnings growth across all North American personal and commercial banking businesses, focusing on industry-leading customer experience and sales force productivity.
•	Our strategy is paying off, with P&C Canada achieving double-digit growth in revenue and net income for each of the past two years, as well as personal and commercial loyalty scores that are up from 2008 levels.

•	Introduced offers that bring clarity to financial decisions, including the Low-Rate Mortgage, BMO Smart Steps for Business, BMO Business Bundles, AgriInvest and Harris Helpful Steps.

•	Made good progress in growing our profitable payments business by introducing our BMO World Elite MasterCard, entering into an exclusive strategic credit card relationship with Sobeys in Canada and acquiring the Diners Club North American franchise, which more than doubled our corporate card business.

•	Strengthened our network by continuing to invest in new branches and launching an innovative new branch format. Commenced operations in our new state-of-the-art customer contact centre, better positioning us to deliver a seamless customer experience.

•	In the United States, maintained very strong personal banking customer loyalty scores compared to the major banks with which we compete. Received a Metro Chicago 2010 TNS Choice Award for excellence in offering customer-focused solutions and establishing strong client relationships in our personal banking business. Won several awards from Greenwich Associates for our U.S. commercial banking team.

•	Increased the scale of our U.S. commercial bank to position Harris as the preferred bank for business in the U.S. Midwest.

•	Acquired certain assets and liabilities and successfully integrated the operations of AMCORE Bank, N.A., a Rockford, Illinois-based bank, in a transaction assisted by the Federal Deposit Insurance Corporation (FDIC), accelerating our growth strategy and adding quality locations and a good customer base.
Accelerate the growth of our wealth management business through client-focused financial planning and by investing for future growth.
•	Delivered a planning-based client experience and improved sales efficiency with enhanced financial planning and investment advisor tools and comprehensive financial planning client materials.

•	Delivered an innovative program (Take Charge of Your Retirement) that motivates clients to think about how their financial and non-financial retirement goals are linked.

•	Expanded our Exchange Traded Funds (ETF) family of lower-cost and risk diversifying investment products to provide our clients with greater access to innovative and industry-leading investment products and solutions.

•	Strengthened BMO Investor Line’s capabilities and delivered an enhanced online experience with improved functionality and educational materials.

•	Effectively integrated and expanded our insurance businesses and streamlined related sales processes and applications.
28  BMO Financial Group 193rd Annual Report 2010
•	Increased referral volumes across BMO Financial Group, contributing to asset growth through deeper customer relationships.
Deliver strong, stable returns in our capital markets business by providing highly targeted solutions to our core clients from a single integrated platform.
•	Focusing on clients is at the core of our strategy. We continued to target clients where we are differentiated and we expanded valuable relationships with a broader offering from across the capabilities of BMO Capital Markets.

•	Strengthened capabilities in the United States, including refocusing our business on core clients, appointing a new head of U.S. Investment and Corporate Banking and hiring strategically across the business to position us for future growth.

•	Aligned our capital and capabilities with client opportunity, with the goal of creating a more integrated capital markets business and more robust distribution capabilities.

•	Continued to implement risk management initiatives, enhancing our capabilities and introducing new methodologies to measure, monitor and report risk with transparency and clarity across the organization.
Develop our business in select global markets to grow with our clients, expand our capabilities and reach new customers.
•	Successfully incorporated in China, where we can now provide banking and investment products and be considered a preferred partner.

•	Acquired a U.S.-based global securities lending team and completed its integration into our existing North American Securities Lending business, creating a strong presence in New York, London, Hong Kong and Melbourne.

•	Continued to expand our presence in Asia, including additions to our trading and investment banking product offering in China and development of our investment and corporate banking business in India.
Sustain a culture that focuses on customers, high performance and our people.
•	Renewed our learning and leadership development programs at BMO’s Institute for Learning to support our focus on customers, talent and performance.

•	Continued to develop our industry-leading talent management practices and maintained our Employee Promise to current and prospective employees, consistent with our brand and values.

•	Reinforced the knowledge and understanding of risk and risk management across the enterprise, strengthening our risk management practices and building our capabilities for the future.

•	Maintained our focus on productivity, high-quality service and risk management in technology and operations, while preparing to transform our technology capabilities in support of sustained growth and our customer experience vision.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
          The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
          In calculating the pro-forma impact of Basel III on our regulatory capital, regulatory capital ratios, and risk-weighted assets (including Counterparty Credit Risk and Market Risk), we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the October 31, 2010 pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at year end or as close to year end as was practical. The Basel rules are not yet finalized and are subject to change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.
          Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality and risk of default and losses on default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this document, including the amount to be drawn under the BMO liquidity facilities, whether consolidation will be required and the expectation that the first-loss protection provided by the subordinate capital notes will exceed future losses. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of defaults and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions. In determining amounts of asset maturities by year, we made assumptions as to which issuers will redeem subordinated debt prior to its maturity date, where permitted.
          Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectations of the future performance of the transactions that Apex Trust has entered into. Among the key assumptions were that the level of defaults and losses on defaults would be consistent with historical experience. Material factors that were taken into account when establishing our expectations of the future risk of credit losses in Apex Trust and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered into.
          Our expectations regarding the key impacts of our transition to International Financial Reporting Standards (IFRS) are based on IFRS as issued by the International Accounting Standards Board (IASB) that are in effect as of this date. Should IFRS change prior to our transition to IFRS, our expectations of the key impacts of transition could change.
          Assumptions about the performance of the Canadian and U.S. economies in 2011 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will grow moderately in 2011, that interest rates will remain low and that our assumptions regarding regulatory reforms will be consistent with the implementation of such reforms. We also assumed that housing markets will strengthen in Canada and the United States. We assumed that conditions in capital markets will improve somewhat and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
Factors That May Affect Future Results

As noted in the above Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause our actual results to differ materially from the expectations expressed in any forward-looking statements. The Enterprise-Wide Risk Management section starting on page 75 describes a number of risks, including credit and counterparty, market, liquidity and funding, insurance, operational, business, model, strategic, reputation and environmental risks. The sections that follow outline some additional risks and uncertainties.
General Economic and Market Conditions in the Countries in which We Conduct Business
We conduct business in Canada, the United States and other countries. Factors such as the general health of capital markets, including liquidity, level of activity, volatility and stability, could have a material impact on our business. As well, interest rates, foreign exchange rates, consumer spending, business investment, government spending, the rate of inflation and the threat of terrorism affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and its local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity.
Fiscal and Monetary Policy
Our earnings are affected by fiscal, monetary and economic policies that are adopted by Canadian, U.S. and other regulatory authorities. Such policies can have the effect of reducing competition and increasing uncertainty in the markets. As well, bond and money market expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. Refer to the Market Risk section on pages 82 to 85 for a more complete discussion of our interest rate risk exposures.
Level of Competition
The level of competition among financial services companies is high. Furthermore, non-financial companies have increasingly been offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. Also, laws and regulations enacted by regulatory authorities in the United States and other jurisdictions in which we operate may provide benefits to our international competitors that could impact our ability to compete. Changes in these factors or a loss of market share could adversely affect our earnings.

BMO Financial Group 193rd Annual Report 2010  29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Currency Rates
The Canadian dollar equivalents of our revenues and expenses denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to those currencies. Refer to the Foreign Exchange section on page 36 and the Market Risk section on pages 82 to 85 for a more complete discussion of our foreign exchange risk exposures.
Changes in Laws, Regulations and Approach to Supervision
Regulations are in place to protect our clients, investors and the public interest. Considerable changes in laws and regulations that relate to the financial industry have been proposed, including changes related to capital and liquidity requirements. Changes in laws and regulations, including how they are interpreted and enforced, and in approaches to supervision could adversely affect our earnings, for example by limiting the products or services we can provide and the manner in which we provide them and by increasing the costs of compliance. The changes could also affect the levels of capital and liquidity we choose to maintain. In particular, the Basel III global standards for capital and liquidity, which are discussed in the Enterprise-Wide Capital Management section that starts on page 59, and enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is discussed in the U.S. Regulatory Developments section on page 67, may have an impact on our results or activities. Liquidity and funding risk is discussed starting on page 85. In addition to the factors outlined, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our reputation and earnings.
Judicial or Regulatory Judgments and Legal
and Regulatory Proceedings
We take reasonable measures to comply with the laws and regulations of the jurisdictions in which we conduct business. Should these measures prove not to be effective, it is possible that we could be subject to a judicial or regulatory judgment or decision which results in fines, damages or other costs that would have a negative impact on earnings and damage our reputation. We are also subject to litigation arising in the ordinary course of our business. The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about certain legal and regulatory matters we currently face is provided in Note 28 on page 159 of the financial statements.
Execution of Strategy
Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline. In addition, our ability to execute our strategic plans is dependent to a large extent on our ability to attract, develop and retain key executives, and there is no assurance we will continue to do so successfully.
Critical Accounting Estimates
We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The application of GAAP requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available. Our financial results would be affected in the period in which any new circumstances or information became apparent, and the amount of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 68.
          We are required to adopt IFRS commencing November 1, 2011. Further discussion on the impact is included on pages 70 to 73.
Acquisitions
We conduct thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that subsequently does not perform in line with our financial or strategic objectives. Changes in the competitive and economic environment as well as other factors may lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings could also adversely affect our earnings after an acquisition. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.
Accuracy and Completeness of Customer
and Counterparty Information
When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.
Operational and Infrastructure Risks
We are exposed to many of the operational risks that affect all large corporations. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and rectified. Shortcomings or failures of our internal processes, employees or systems, or those provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage to our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which we do business, including disruption caused by pandemics or terrorist acts.
Other Factors
Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 29.
          We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

30  BMO Financial Group 193rd Annual Report 2010

Economic Developments

Canadian and U.S. Economic and Financial Services Developments in 2010
After contracting in 2009, the Canadian economy grew by an estimated 2.9% in 2010. Consumer spending and business investment have led the recovery, supported by very low interest rates. Housing markets were strong early in the year, supporting mortgage growth, but weakened in response to modest increases in interest rates and tighter mortgage insurance rules. The trade sector continued to restrain economic growth. While exports were strong early in 2010 due to improved global demand, imports rose even faster, reflecting solid domestic spending and the strong Canadian dollar. Employment recovered faster than expected in 2010, supporting consumer spending and personal credit growth. However, personal deposit growth slowed, as an increase in investors’ risk tolerance redirected savings toward equity mutual funds. Businesses continued to finance spending from cash flow and new bond issuances, limiting business credit demand. However, business deposit growth remained solid due to strong growth in profits and the uncertain investment climate. Although inflation remained low, the Bank of Canada raised its overnight rate target several times from record low levels, as the economy no longer required significant stimulus. However, the Bank did not raise rates in October in light of slowing economic growth.
          The U.S. economy grew by an estimated 2.8% in 2010 after contracting in 2009. Inventory rebuilding and fiscal incentives drove the recovery early in the year, but growth slowed when the incentives ended. Consumer spending has grown modestly, as households continued to save more of their income to pay down debt, and personal credit continued to contract. Housing demand weakened sharply following the expiry of the homebuyer tax credit in the spring, and commercial construction was hampered by high vacancy rates. Deep cutbacks at the state and local levels largely offset increases in federal government spending. While business spending on equipment and machinery remained exceptionally strong, private-sector hiring has remained weak due to uncertainty about the economy and health care costs. The Federal Reserve has maintained a near-zero rate policy and recently expanded its asset purchases to support the economy. In the Midwest, where the bulk of our U.S. operations are located, the economy continued to grow modestly, benefiting from strong export sales and an upswing in auto production but held back by weak housing markets.
Economic and Financial Services Outlook for 2011
The Canadian economy is expected to grow by 2.4% in 2011, supported by still-low interest rates and firmer commodity prices. The unemployment rate should decline slightly to 7.7% by year end. Growth in residential mortgages and personal credit will likely be moderate relative to 2010. Business credit demand should improve in response to continued strong investment spending. The Bank of Canada is expected to raise interest rates only slightly in 2011, pausing for extended periods to assess the still uncertain global outlook. Supported by higher interest rates and firm commodity prices, the Canadian dollar is expected to rise above parity with the U.S. dollar in 2011. The resource-producing Western provinces will likely lead the recovery again next year.
          The U.S. and U.S. Midwest economies are projected to grow moderately in 2011, improving as housing markets stabilize and credit standards ease. Healthier business balance sheets should encourage growth in capital spending and employment, supporting consumer spending. Demand for business and personal credit and residential mortgages should strengthen next year. In a subdued inflation climate, the Federal Reserve will likely not raise interest rates until 2012. Capital markets are expected to strengthen as the recovery broadens and business confidence improves.

Note: Data points are averages for the month or year, as appropriate.

BMO Financial Group 193rd Annual Report 2010  31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Value Measures

Highlights
•	Total shareholder return (TSR) – Our one-year TSR in 2010 was a strong 26.4%, well above the comparable indices. Low equity valuations in 2008 reduced the average annual return over the past five years to 5.9%.

•	Earnings per share (EPS) growth – EPS grew 54% from 2009 as net income rose significantly. Market conditions improved, resulting in strong revenue growth and lower provisions for credit losses. There was a modest increase in expenses and a higher effective income tax rate. The average number of common shares outstanding increased, primarily due to our 2010 dividend reinvestment program.

•	Net income was up 57%, rising by more than $1 billion to $2.8 billion. P&C Canada and Private Client Group recorded strong net income, with results up appreciably from 2009.
Corporate Services also recorded significantly improved results, with higher revenues and lower provisions for credit losses.

•	Return on equity (ROE) was 14.9% in 2010, up from 9.9% in 2009 due to increased net income. BMO has achieved an ROE of 13% or better in 20 of the past 21 years, one of only two banks in our North American peer group to have done so.

•	We maintained our dividend payments at $2.80 per common share in 2010, in light of the financial environment and uncertainty regarding pending changes in the rules governing capital adequacy. Dividends paid per common share over five-year and ten-year periods have increased at average annual compound rates of 9.2% and 11.0%, respectively.

Total Shareholder Return
The five-year average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our guiding principle of maximizing return to shareholders. Over the past five years, shareholders have earned an average annual TSR of 5.9% on their investment in BMO common shares. The average was suppressed by the low valuations in the difficult equity market conditions of 2008, as annual returns have exceeded 20% in three of the past five years. The five-year average annual return was lower than the 7.0% average annual return for the S&P/TSX Composite Total Return Index, but higher than the 5.0% return for the S&P/TSX Financial Services Total Return Index and the 1.7% return for the S&P 500 Total Return Index. The one-year return was strong, at 26.4%, and was higher than the comparable indices.
          The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2006 would have been worth $1,333 at October 31, 2010, assuming reinvestment of dividends, for a total return of 33.3%. We maintained our dividend payments at $0.70 per common share in each quarter of 2010, consistent with 2009. Dividends paid over five-year and ten-year periods have increased at average annual compound rates of 9.2% and 11.0%, respectively.
          The average annual TSR of 5.9% for the most recent five-year period improved from the 1.8% average annual return for the five years ended October 31, 2009. The averages are affected by each one-year TSR included in the calculations.

The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Total Shareholder Return

						Five-year
For the year ended October 31	2010	2009	2008	2007	2006	CAGR	(1)

Closing market price per common share ($)	60.23	50.06	43.02	63.00	69.45	0.8
Dividends paid ($ per share)	2.80	2.80	2.80	2.63	2.13	9.2
Dividends paid (%) (2)	5.6	6.5	4.4	3.8	3.7
Increase (decrease) in share price (%)	20.3	16.4	(31.7)	(9.3)	20.1
Total annual shareholder return (%)	26.4	25.1	(27.9)	(5.8)	24.1

Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(1) Compound annual growth rate (CAGR) expressed as a percentage.
(2) As a percentage of the closing market price in the prior year.
32  BMO Financial Group 193rd Annual Report 2010

Earnings per Share Growth
The year-over-year percentage change in earnings per share (EPS) is our key measure for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.
          EPS was $4.75, up $1.67 or 54% from $3.08 in 2009. Certain notable items affected results in 2009, reducing EPS by $0.88. There were no notable items in 2010.
          Our five-year compound average annual EPS growth rate was 0.5%, well below our current medium-term objective of growing EPS by an average of 12% over time. Net income available to common shareholders was 13% higher than in the 2005 base year, while the average number of diluted common shares outstanding increased by 10% over the same period as we chose to bolster capital levels.
          The notable items that reduced net income in 2009 by $474 million or $0.88 per share were:
•	charges for certain trading activities and valuation adjustments related to the deterioration in capital markets of $521 million ($355 million after tax or $0.66 per share) recorded in BMO Capital Markets;

•	severance costs of $118 million ($80 million after tax or $0.15 per share) recorded in Corporate Services; and

•	an increase in the general allowance for credit losses of $60 million ( $39 million after tax or $0.07 per share) recorded in Corporate Services.
          Notable items are discussed further on page 36.
          Net income was $2,810 million in 2010, up $1,023 million or 57% from $1,787 million a year ago. There was strong revenue growth and a significant decrease in provisions for credit losses. There was moderate expense growth and a higher effective income tax rate.
          Revenue increased $1,146 million or 10% to $12,210 million. The weaker U.S. dollar reduced revenue growth by $365 million, while acquired businesses added $214 million to growth. P&C Canada revenue increased $543 million or 10%; P&C U.S. revenue increased US$25 million or 2%; Private Client Group revenue increased $233 million or 12%; and BMO Capital Markets revenue increased $190 million or 6%. Corporate Services revenue was substantially higher than in 2009. Revenue is discussed further on page 37.
          Provisions for credit losses totalled $1,049 million, consisting entirely of specific provisions. In 2009, provisions for credit losses totalled $1,603 million, consisting of $1,543 million of specific provisions and a $60 million increase in the general allowance. The provision for credit losses is discussed further on page 40.
          Non-interest expense increased $209 million or 3% to $7,590 million. The weaker U.S. dollar reduced expenses by $213 million, while acquired businesses increased expenses by $152 million. Non-interest expense is discussed further on page 41.
          Income before provisions for credit losses, income taxes and non-controlling interest in subsidiaries(1) rose $937 million to $4,620 million.
          The effective income tax rate was 19.2% in 2010, up from 10.5% in 2009, as we earned a lower proportion of income in lower-tax-rate jurisdictions in 2010. The provision for income taxes is discussed further on page 42.
          Personal and Commercial Banking results in 2010 continued to show strong growth and Private Client Group net income was up significantly. Corporate Services results were also appreciably improved from 2009.
          Personal and Commercial Banking (P&C) net income rose $118 million or 7% from a year ago to $1,819 million. The P&C group combines our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). P&C Canada net income rose by $229 million or 16% to $1,644 million. The improvement was attributable to volume-driven revenue growth and improved net
(1) Non-GAAP measure. See page 91.

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 25 on page 156 of the financial statements.
interest margin. P&C Canada results are discussed in the operating group review on page 45. P&C U.S. net income decreased $111 million or 39% to $175 million, but decreased $75 million or 31% to $168 million on a U.S. dollar basis. On a basis that adjusts for the impact of impaired loans, changes in the Visa litigation accrual and acquisition integration costs, net income was US$237 million, down US$50 million or 17% from a year ago on a comparably-adjusted basis. P&C U.S. results are discussed in the operating group review on page 48.
          Private Client Group (PCG) net income increased $111 million or 31% to $470 million. The increase was largely attributable to revenue growth in all of PCG’s businesses related to growth in client assets under management and administration, as well as higher insurance premiums, including the benefit of a full year’s results from the BMO Life Assurance acquisition that occurred late in the second quarter of 2009. PCG results are discussed in the operating group review on page 51.
          BMO Capital Markets (BMO CM) net income decreased $53 million or 6% to $820 million. There was increased revenue, largely due to increased investment securities gains, higher provisions for credit losses, modest expense growth and a higher effective income tax rate. Trading revenues decreased. There were also lower revenues from our interest-rate-sensitive businesses, which had benefited from favourable market spreads in the prior year, and corporate banking revenues were lower, primarily due to reduced asset levels. Mergers and acquisitions and debt underwriting fees improved considerably. BMO CM results are discussed in the operating group review on page 54.
          Corporate Services net loss decreased $847 million to $299 million due to improved revenues and lower provisions for credit losses recorded in Corporate Services under BMO’s expected loss provisioning methodology. This methodology and Corporate Services’ results are discussed in the operating group review on page 57.

BMO Financial Group 193rd Annual Report 2010  33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Return on Equity
Return on equity (ROE) is another key value measure. ROE was 14.9% in 2010, compared with 9.9% in 2009. The improvement was primarily attributable to an increase of more than $1 billion in earnings available to common shareholders. Average common shareholders’ equity increased $1 billion from 2009. In 2009 and 2010, we decided to strengthen equity and associated capital ratios to support investors’ and depositors’ confidence and provide greater operational and strategic flexibility. The increase in equity has contributed to our ROE falling short of our historic returns and medium-term objectives. BMO has achieved an ROE of 13% or better in 20 of the past 21 years, one of only two banks in our North American peer group to have done so. We fell short of that standard in the difficult economic environment in 2009. As in 2009, our ROE in 2010 compared favourably with our global peers. Our medium-term objective is to achieve an average annual ROE of 17% to 20%, over time. Table 3 on page 97 includes ROE statistics for the past 10 years.

Net Economic Profit Growth
The last of our four key value measures is net economic profit (NEP)(1) growth. NEP was $818 million, up from a loss of $68 million in the prior year. The improvement was attributable to a significant increase in earnings, net of a higher charge for capital as a result of the increase in shareholders’ equity. Earnings available to common shareholders rose by more than $1 billion in 2010.

Net Economic Profit ($ millions, except as noted)

For the year ended October 31	2010	2009	2008	2007	2006

Net income available to common shareholders	2,674	1,667	1,905	2,088	2,633
After-tax impact of the amortization of acquisition-related intangible assets	32	35	35	38	36

Cash net income available to common shareholders	2,706	1,702	1,940	2,126	2,669
Charge for capital*	(1,888)	(1,770)	(1,535)	(1,523)	(1,439)

Net economic profit	818	(68)	405	603	1,230

Net economic profit growth (%)	+100	(+100)	(33)	(51)	10

*Charge for capital
Average common shareholders’ equity	17,980	16,865	14,612	14,506	13,703
Cost of capital (%)	10.5	10.5	10.5	10.5	10.5

Charge for capital	(1,888)	(1,770)	(1,535)	(1,523)	(1,439)

(1) Non-GAAP measure. See page 91.
34  BMO Financial Group 193rd Annual Report 2010

2010 Financial Performance Review
This section provides a review of our enterprise financial performance for 2010 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 110. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2009 appears on page 92.

Highlights
•	Revenue increased $1,146 million or 10% in 2010 to $12.2 billion, following growth of 8% in 2009 and 9% in 2008. This consistently high rate of revenue growth demonstrates the benefit of our diversified business mix, in market conditions that have been challenging at times.

•	Revenue growth of $543 million or 10% in P&C Canada was primarily attributable to volume growth in most products, an improved net interest margin and the impact of the inclusion of the Diners Club North American franchise results in the current year. The other operating groups also made significant contributions, with strong revenue growth in Corporate Services and revenue growth of 12% in Private Client Group, 6% in BMO Capital Markets and 2% in P&C U.S. on a U.S. dollar basis.
•	The provision for credit losses fell to $1,049 million from $1,603 million in 2009. Specific provisions were down $494 million to $1,049 million and there was no increase in the general allowance, compared with a $60 million increase a year ago. Credit market conditions have improved but remain challenging.

•	Non-interest expense increased 3% in 2010. The increase was attributable to acquired businesses, higher performance-based compensation in line with improved results, and higher technology costs and initiative spending to support our businesses. The weaker U.S. dollar reduced expense growth by 2.9 percentage points.

•	The effective income tax rate was 19.2%, compared with a rate of 10.5% in 2009. The higher rate in 2010 was mainly attributable to proportionately lower income from lower-tax-rate jurisdictions.

Impact of Business Acquisitions
BMO Financial Group has selectively acquired a number of businesses. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines acquisitions by operating group and their incremental impact on BMO’s revenues, expenses (excluding acquisition integration costs) and net income for 2010 relative to 2009 and 2009 relative to 2008, to assist in analyzing changes in results. The impact on net income includes the impact of provisions for credit losses and income taxes, which are not disclosed separately in the table.
          In respect of fiscal 2010 results relative to fiscal 2009, for the acquisitions completed in fiscal 2010, the incremental effects are the revenues and expenses of those businesses that are included in results for fiscal 2010. For the acquisitions completed in fiscal 2009, the incremental effects on results for 2010 relate to the inclusion of 12 months of results in 2010 and a lesser number of months in 2009.
          In respect of fiscal 2009 results relative to fiscal 2008, for the acquisitions completed in fiscal 2009, the incremental effects are the revenues and expenses of those businesses that are included in results for fiscal 2009. For the acquisitions completed in fiscal 2008, the incremental effects on results for 2009 relate to the inclusion of 12 months of results in 2009 and a lesser number of months in 2008.
Impact of Business Acquisitions on Year-over-Year
Comparisons of Operating Results (1)

($ millions)			Increase (decrease) in:
Business acquired/sold			Revenue	Expense	Net income

Personal and Commercial Banking
Incremental effects on results for:	2010		158	86	26
	2009		36	35	(1)
Personal and Commercial Banking Canada
Incremental effects on results for:	2010	(2)	114	45	24
	2009		–	–	–
Diners Club North American franchise Acquired December 2009 for $838 million
Personal and Commercial Banking U.S.
Incremental effects on results for:	2010		44	41	2
	2009		36	35	(1)
AMCORE Bank, N.A. – certain assets and liabilities Acquired April 2010 for $225 million
Merchants and Manufacturers Bancorporation, Inc. Acquired February 2008 for $135 million
Ozaukee Bank Acquired February 2008 for $180 million

Private Client Group
Incremental effects on results for:	2010		46	45	1
	2009		65	39	18
Integra GRS Acquired November 2009 for $16 million
Stoker Ostler Wealth Advisors, Inc. Acquired September 2009 for $12 million
AIG Life Insurance Company of Canada (BMO Life Assurance) Acquired April 2009 for $278 million
Pyrford Internation plc Acquired December 2007 for $47 million

BMO Capital Markets
Incremental effects on results for:	2010		10	21	(8)
	2009		71	50	13
Paloma Securities L.L.C. – certain assets Acquired December 2009 for $7 million
Griffin, Kubik, Stephens & Thompson, Inc. Acquired May 2008 for $31 million

BMO Financial Group
Incremental effects on results for:	2010		214	152	19
	2009		172	124	30
Purchases of businesses for $1,086 million in 2010 and $290 million in 2009

(1)	The impact excludes integration costs.

(2)	The Diners Club franchise acquisition raised provisions for credit losses by $32 million.

BMO Financial Group 193rd Annual Report 2010  35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange
The U.S. dollar was weaker at October 31, 2010 than at October 31, 2009, and assets and liabilities are translated at year-end rates. The average exchange rate over the course of 2010 is used for translation of revenues and expenses in 2010 and, while the U.S. dollar also weakened on this basis, it strengthened in 2009 relative to 2008. The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2010 were reduced relative to the preceding year by the weakening of the U.S. dollar. The adjacent table indicates average Canadian/U.S. dollar exchange rates in 2010, 2009 and 2008 and the impact of changes in the average rates. At October 31, 2010, the Canadian dollar traded at $1.020 per U.S. dollar. It traded at $1.082 per U.S. dollar at October 31, 2009.
          At the start of each quarter, BMO assesses whether to enter into hedging transactions that are designed to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuations on earnings for the year. Hedging transactions resulted in an after-tax gain of $5 million in 2010 ($1 million loss in 2009).
          The gain or loss from hedging transactions in future periods will be determined by both future exchange rate fluctuations and the amount of the underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of exchange rate fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section on page 42.
Effects of Changes in Exchange Rates on BMO’s Results

	2010 vs.	2009 vs.
($ millions, except as noted)	2009	2008

Canadian/U.S. dollar exchange rate (average)
2010	1.043
2009	1.165	1.165
2008		1.032

Increased (reduced) net interest income	(210)	246
Increased (reduced) non-interest revenue	(155)	117

Increased (reduced) revenues	(365)	363
Reduced (increased) expenses	213	(216)
Reduced (increased) provision for credit losses	70	(125)
Reduced income taxes and non-controlling interest in subsidiaries	18	24

Increased (reduced) net income	(64)	46

          BMO’s U.S.-dollar-denominated results are affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. Rate movements affect future results measured in Canadian dollars and the impact on results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with the range of results for the past three years, each one cent decrease in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to change the Canadian dollar equivalents of U.S.-dollar-denominated net income (loss) before income taxes by between -$6 million and $10 million. An increase of one cent would have the opposite effect.

Notable Items
We have designated certain charges as notable items to assist in discussing their impact on our financial results. There were no items designated as notable in 2010.
          These items reduced net income by $474 million in 2009 and $426 million in 2008, as set out in the adjacent table. Charges in 2009 and 2008 include amounts related to BMO’s investment in Apex Trust, a Canadian credit protection vehicle. In the latter half of 2009, we put in place hedges that reduced BMO’s risk exposure on Apex to levels that are not expected to expose BMO to significant loss. In 2010, the total mark-to-market losses on the exposure, net of hedging, were nominal, at less than $10 million pre-tax.
          In 2009, revenue was reduced by charges of $521 million related to Apex. These charges reduced trading non-interest revenues by $344 million and securities gains by $177 million.
          In 2008, revenue was reduced by charges of $388 million in respect of the capital markets environment, including charges of $230 million related to Apex and $158 million in respect of exiting positions related to the monoline insurer ACA Financial Guarantee Corporation. These charges reduced trading non-interest revenues by $258 million and securities gains by $130 million.
          Further details on the effects of notable items in 2009 can be found on page 33.
Notable Items

($ millions)	2010	2009	2008

Charges related to deterioration in capital markets environment	–	521	388
Related income taxes	–	166	128

Net impact of charges related to deterioration in capital markets environment (a)	–	355	260

Increase in general allowance	–	60	260
Related income taxes	–	21	94

Net impact of increase in general allowance (b)	–	39	166

Severance costs	–	118	–
Related income taxes	–	38	–

Net impact of severance costs (c)	–	80	–

Total reduction in net income (a + b + c )	–	474	426

Caution
This Notable Items section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

36  BMO Financial Group 193rd Annual Report 2010

Revenue
Revenue increased $1,146 million or 10% in 2010 to $12,210 million. There was solid revenue growth in each of the operating groups except P&C U.S., where revenues were modestly higher on a U.S. dollar basis. Revenues in BMO Capital Markets in 2009 were elevated by favourable market conditions but were lowered by a charge of $521 million related to the impact of the difficult capital markets environment. There were no such charges in 2010. The weaker U.S. dollar lowered overall revenue growth by $365 million or 3.3 percentage points, while the net impact of acquired businesses increased growth by $214 million or 1.9 percentage points.
          BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. The teb adjustments for fiscal 2010 totalled $355 million, up from $247 million in 2009.
          P&C Canada revenue increased $543 million or 10%. The segment’s revenue growth was driven by volume growth in most products, improved net interest margin and the inclusion of ten months of revenues from the Diners Club acquired business. P&C U.S. revenue increased US$25 million or 1.8%. Adjusting for the impact of the acquisition of certain assets and liabilities of AMCORE Bank, N.A., a Rockford, Illinois-based bank, and the impact of impaired loans, revenue decreased US$27 million or 2.0% as the effect of loan spread improvement was more than offset by a decrease in commercial loan balances related to lower client utilizations, as well as deposit spread compression. Private Client Group revenue increased $233 million or 12%, reflecting revenue growth across all of its businesses. The improvement in equity market conditions for most of the year increased the group’s assets under management and administration and associated fee-based revenues. Insurance revenue increased due to higher premiums and the inclusion of a full year’s results of the BMO Life Assurance acquisition, partially offset by the effects of unfavourable market movements. BMO Capital Markets revenue increased $190 million or 6% from results in 2009 that were lowered by the charge outlined above. Investment securities gains increased. Mergers and acquisitions fees and debt underwriting fees also improved but revenues from interest-rate-sensitive businesses and corporate lending and trading revenue fell in the more difficult market conditions. Corporate Services revenues were significantly higher due to more stable market conditions and management actions.
          For the third consecutive year, there was solid growth in both BMO net interest income and non-interest revenue.
Net Interest Income
Net interest income for the year was $6,235 million, an increase of $665 million or 12% from 2009. The net effect of businesses acquired increased net interest income by $24 million, while the impact of the weaker U.S. dollar decreased net interest income by $210 million. The bank’s average earning assets decreased $9.4 billion, but increased

Taxable equivalent basis (teb) Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.
Net interest margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points.
Revenue ($ millions)

For the year ended October 31	2010	2009	2008	2007	2006

Net interest income	6,235	5,570	5,072	4,829	4,732
Year-over-year growth (%)	11.9	9.8	5.0	2.0	(0.9)
Non-interest revenue	5,975	5,494	5,133	4,520	5,253
Year-over-year growth (%)	8.8	7.0	13.6	(14.0)	3.8

Total revenue	12,210	11,064	10,205	9,349	9,985
Year-over-year growth (%)	10.4	8.4	9.2	(6.4)	1.5

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)				Average earning assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2010	2009	$	%	2010	2009	$	%	2010	2009	Change

P&C Canada	4,164	3,811	353	9	141,069	134,985	6,084	5	295	282	13
P&C U.S.	1,092	1,220	(128)	(11)	30,149	38,933	(8,784)	(23)	362	313	49

Personal and Commercial Banking (P&C)	5,256	5,031	225	4	171,218	173,918	(2,700)	(2)	307	289	18
Private Client Group (PCG)	365	353	12	3	12,981	10,567	2,414	23	281	334	(53)
BMO Capital Markets (BMO CM)	1,394	1,528	(134)	(9)	152,116	169,033	(16,917)	(10)	92	90	2
Corporate Services, including Technology and Operations	(780)	(1,342)	562	42	(3,847)	(11,670)	7,823	67	nm	nm	nm

Total BMO (1)	6,235	5,570	665	12	332,468	341,848	(9,380)	(3)	188	163	25

(1)	Total BMO net interest margin is stated on a GAAP basis. The operating groups net interest margins are stated on a teb basis.

nm – not meaningful

BMO Financial Group 193rd Annual Report 2010  37

MANAGEMENT’S DISCUSSION AND ANALYSIS

$4.1 billion excluding the impact of the weaker U.S. dollar. Asset levels were reduced in BMO Capital Markets and P&C U.S., due in part to the weaker U.S. dollar, but there were solid increases in P&C Canada and Private Client Group. BMO’s overall net interest margin was up 25 basis points in 2010, driven primarily by higher margins in P&C Canada and improved net interest income in Corporate Services. The main drivers of BMO’s overall net interest margin are the individual group margins, changes in the magnitude of each operating group’s assets and changes in net interest income in Corporate Services.
          P&C Canada recorded a solid increase in net interest income. Volume growth remained strong in all major product categories. Net interest margin increased 13 basis points, driven primarily by actions taken in 2009 to mitigate the impact of rising long-term funding costs, improvement in the spread on deposit products from unusually low levels a year ago and higher volumes in more-profitable products. In P&C U.S., net interest income fell, but increased on a U.S. dollar basis. The favourable effects of the Rockford, Illinois-based bank transaction and loan spread improvement more than offset the impact of impaired loans, the decrease in commercial loan balances caused by lower client utilizations, and deposit spread compression. P&C U.S. net interest margin rose significantly from 2009.
          Private Client Group net interest income increased modestly. Volume growth in our brokerage and private banking businesses was partially offset by spread compression in our brokerage businesses. The group’s net interest margin decreased 53 basis points, with approximately 90% of the decrease due to the mid-2009 acquisition of BMO Life Assurance, which increased assets with no change to net interest income.
          BMO Capital Markets net interest income decreased $134 million or 9%. Revenues from interest-rate-sensitive businesses and corporate banking were lower, while trading net interest income was higher. The group’s average earning assets were reduced by $16.9 billion, including the $8.2 billion negative impact of the weaker U.S. dollar, due mainly to lower levels of money market and corporate lending assets. Net interest margin increased nominally as higher net interest income from trading assets was offset by lower spreads on money market and corporate lending assets.
          The improvement in Corporate Services net interest income was primarily due to a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions, and the diminished impact in 2010 of funding activities in prior years that enhanced our strong liquidity position.
          Table 9 on page 100 and Table 10 on page 101 provide further details on net interest income and net interest margin.
Non-Interest Revenue
Non-interest revenue, which comprises all revenues other than net interest income, was $5,975 million in 2010, an increase of $481 million or 9% from 2009. Revenues in BMO Capital Markets in 2009 were elevated by favourable market conditions, but charges related to notable items reduced revenue in that year by $521 million, increasing year-over-year growth in 2010. The net impact of acquired businesses increased 2010 non-interest revenue by $190 million, while the impact of the weaker U.S. dollar decreased non-interest revenue by $155 million.
          Securities commissions and fees increased $75 million or 8%. These fees consist largely of full-service and online brokerage commissions within Private Client Group, which account for about two-thirds of the total, and institutional equity trading commissions within BMO Capital Markets. The increase was largely due to increases in client trading volumes in Private Client Group, as equity market valuations were low in the first half of 2009 and activity levels were reduced.
Non-Interest Revenue ($ millions)

	Change from 2009
For the year ended October 31	2010	2009	2008	$	%

Securities commissions and fees	1,048	973	1,105	75	8
Deposit and payment service charges	802	820	756	(18)	(2)
Trading revenues	504	723	546	(219)	(30)
Lending fees	572	556	429	16	3
Card fees	233	121	291	112	93
Investment management and custodial fees	355	344	339	11	3
Mutual fund revenues	550	467	589	83	18
Securitization revenues	678	929	513	(251)	(27)
Underwriting and advisory fees	445	397	353	48	12
Securities gains (losses)	150	(354)	(315)	504	+100
Foreign exchange, other than trading	93	53	80	40	75
Insurance income	321	295	237	26	9
Other	224	170	210	54	32

Total	5,975	5,494	5,133	481	9

          Deposit and payment service charges decreased $18 million or 2%, largely due to the impact of the weaker U.S. dollar on revenues in P&C U.S. and BMO Capital Markets.

38  BMO Financial Group 193rd Annual Report 2010

          Trading revenues are discussed in the trading-related revenues section that follows.
          Lending fees increased $16 million or 3% due to higher volumes, offset in part by the impact of the weaker U.S. dollar.
          Card fees increased $112 million to $233 million. The increase reflects volume growth, reduced securitization activity over the course of 2010 and the inclusion of ten months of the results of the Diners Club acquired business in the current year.
          Investment management and custodial fees increased $11 million or 3% due to stronger equity markets.
          Mutual fund revenues improved markedly, growing by $83 million or 18%. Asset levels continued to reflect the growth that began in the second half of 2009, rising further over the course of the year.
          Securitization revenues decreased $251 million or 27%, reflecting a $91 million reduction from securitizing credit card loans and a $160 million reduction from securitizing residential mortgages. Revenues included gains of $68 million on the sales of loans for new securitizations, down $30 million from 2009, and gains of $428 million on sales of loans to revolving securitization vehicles, down $174 million from 2009. The securitization of assets results in the recognition of less interest income ($507 million less in 2010), reduced credit card fees ($449 million less in 2010) and lower provisions for credit losses ($203 million less in 2010). As such, including securitization revenue of $678 million in 2010, the combined impact of securitizing assets in 2010 and prior years decreased pre-tax income by $75 million in 2010. We securitize loans primarily to obtain alternate sources of cost-effective funding. We securitized $4.3 billion of residential mortgage loans in 2010 and $6.8 billion in 2009. Securitization revenues are detailed in Note 8 on page 126 of the financial statements.
          Underwriting and advisory fees were $48 million or 12% higher than in 2010. Mergers and acquisitions fees and debt underwriting improved considerably, reflecting strong performance and improved market conditions. Equity underwriting fees decreased.
          Securities gains were $150 million, improving from a net loss of $354 million in 2009. The notable items discussed on page 36 include charges recorded in securities gains (losses) in 2009 of $177 million related to the deterioration in the capital markets environment.
          Income from foreign exchange, other than trading, increased $40 million or 75%, reflecting growth in P&C Canada, Private Client Group and Corporate Services.
          Insurance income increased $26 million or 9%, due in part to higher premiums and the inclusion of a full year’s results of BMO Life Assurance in 2010, partially offset by the effects of unfavourable market movements on policyholder liabilities.
          Other revenue includes various sundry amounts and increased $54 million or 32%.
          Table 7 on page 98 provides further details on revenue and revenue growth.
Trading-Related Revenues
Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably neutralizing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the goal of earning trading profits.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues also include income (expense) and gains (losses) from both on-balance sheet instruments and off-balance sheet interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.
Interest and Non-Interest Trading-Related Revenues

(taxable equivalent basis)
($ millions)	Change from 2009
For the year ended October 31	2010	2009	2008	$	%

Interest rates	562	467	176	95	20
Foreign exchange	247	362	379	(115)	(32)
Equities	314	409	200	(95)	(23)
Commodities	52	79	(18)	(27)	(34)
Other	9	(76)	(3)	85	+100

Total	1,184	1,241	734	(57)	(5)

Reported as:
Net interest income	680	518	188	162	31
Non-interest revenue – trading revenues	504	723	546	(219)	(30)

Total	1,184	1,241	734	(57)	(5)

          Although the North American economy improved in 2010 from the recession that affected much of 2009, our trading-related revenues were modestly lower than the levels of a year ago. Trading-related revenues were strong in 2009 as we were successful in taking advantage of market opportunities presented by high levels of market volatility. Conditions in 2010 were less favourable, with fewer market opportunities and a more difficult trading environment. The Notable Items section on page 36 outlines charges related to deterioration in the capital markets environment that reduced trading-related revenues by $344 million and total revenue by $521 million in 2009. There were no similar charges in 2010. The Select Financial Instruments section, which starts on page 63, provides detailed information on certain instruments that markets had come to regard as carrying higher risk, certain of which resulted in charges that were designated as notable items in prior years.
          Trading-related revenues decreased $57 million from 2009, showing strength in the first half of the year but softening in the latter half. Interest rate trading revenues were higher in 2010 but were weak in the third quarter. Other trading revenues increased, largely due to the improved impact of certain structural balance sheet and securitization-related hedging activities. Equities trading revenue decreased from 2009 mainly due to lower volatility in the current year, which provided fewer trading opportunities, as well as a fourth quarter 2010 reduction for accounting adjustments. Similarly, commodities trading revenue decreased from elevated levels in the prior year, which benefited from higher than usual customer flows. Foreign exchange markets in 2010 experienced very thin spreads and lower volatility compared to 2009, resulting in a decline in foreign exchange trading revenue.
          The Market Risk section on page 82 provides more information on trading-related revenues.

BMO Financial Group 193rd Annual Report 2010  39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Credit Losses
During 2010, we saw an improvement in the overall global economic environment, but conditions in some sectors remained challenging. This was particularly evident in the slower pace of recovery in the United States, most notably in the real estate sector, which faced continuing pressure. However, with an economic recovery underway and evidence of stabilization in much of the credit market, we believe the overall improvement will continue into 2011, with some potential for variability.
          BMO recorded $1,049 million of specific provisions for credit losses in the current year, with no change to the general allowance for credit losses. This compares to the $1,603 million provision recorded in 2009, which comprised specific provisions of $1,543 million and a $60 million increase in the general allowance. Provisions as a percentage of average net loans and acceptances decreased to 0.61% in 2010 from 0.88% in 2009. The majority of our provisions continue to relate to our U.S. portfolio, although we have seen an improving trend develop across both our Canadian and U.S. portfolios in 2010.
          A significant factor influencing both provisions for credit losses and write-offs is the level of formations of new impaired loans — identified as additions to impaired loans and acceptances in the adjacent Changes in Gross Impaired Loans and Acceptances table. As with specific provisions and consistent with a year ago, impaired loan formations were well above the low levels of 2007 and 2006, but decreased to $1,525 million (excluding acquired impaired loans) in 2010 from a peak of $2,690 million in 2009. On a geographic basis, the United States again accounted for the majority of the impaired formations, with the commercial real estate and commercial mortgage sectors providing the largest contributions.
          Gross impaired loans decreased to $3,221 million from $3,297 million in 2009. Gross impaired loans include an amount of $302 million (net $327 million acquired) related to the acquisition of a U.S.-based portfolio in an FDIC-assisted transaction. The loss sharing arrangement with the FDIC on this transaction indemnifies BMO against 80% of any losses on the acquired portfolio. Additional factors contributing to the change in impaired loans are outlined in the accompanying table. In 2010, sales of gross impaired loans totalled $29 million, with related reversals and recoveries of $9 million. This compares with sales of $97 million and related reversals and recoveries of $9 million in 2009.
          The general allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific loans, and is assessed on a quarterly basis. The general allowance decreased $9 million from the prior fiscal year. While the general allowance was increased by our acquisition of the Diners Club business credit card receivables early in fiscal 2010, this was more than offset by the impact of the weaker U.S. dollar. The general allowance remains adequate and, as at October 31, 2010, represented 0.95% of credit risk-weighted assets. The total allowance for credit losses decreased $24 million in 2010 to $1,878 million (excluding a $9 million allowance included in Other Liabilities related to letters of credit that are considered Other Credit Instruments).
          BMO’s loan book continues to comprise primarily the more stable consumer and commercial portfolios, which represented 86.2% of the loan portfolio at year end, an increase from 80% in 2009 mainly due to reduced levels of corporate loans. The consumer loans portfolio represents 56.6% of the portfolio, up from 53.9% in 2009, with approximately 87.0% of the portfolio secured. The corporate and commercial loans portfolio represents 43.4% of the portfolio, down from 46.1% in 2009. We continue to monitor industry sectors that we consider to be of concern, including real estate services, financial institutions and manufacturing. BMO’s exposure to sectors of concern remains within acceptable limits.
          Credit risk management is discussed further on page 80. Note 4 on page 120 of the financial statements and Tables 11 to 19 on pages 102 to 105 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.
Provision for (Recovery of) Credit Losses (PCL)
($ millions, except as noted)

For the year ended October 31	2010	2009	2008	2007	2006	2005	2004

New specific provisions	1,419	1,765	1,242	460	410	407	510
Reversals of previous allowances	(187)	(77)	(58)	(66)	(87)	(121)	(312)
Recoveries of prior write-offs	(183)	(145)	(114)	(91)	(112)	(67)	(131)

Specific provisions for credit losses	1,049	1,543	1,070	303	211	219	67
Increase in (reduction of) general allowance	–	60	260	50	(35)	(40)	(170)

Provision for (recovery of) credit losses	1,049	1,603	1,330	353	176	179	(103)

PCL as a % of average net loans and acceptances (excluding repos) (%)	0.61	0.88	0.76	0.21	0.11	0.13	(0.08)

Changes in Gross Impaired Loans (GIL) and Acceptances ($ millions, except as noted)

For the year ended October 31	2010	2009	2008	2007	2006	2005	2004

GIL, beginning of year	3,297	2,387	720	666	804	1,119	1,918
Additions to impaired loans and acceptances	1,525	2,690	2,506	588	420	423	607
Net additions to impaired loans and acceptances due to acquisitions (1)	327	–	–	–	–	–	–
Reductions in impaired loans and acceptances (2)	(712)	(288)	131	(143)	(220)	(319)	(936)
Write-offs	(1,216)	(1,492)	(970)	(391)	(338)	(419)	(470)

GIL, end of year	3,221	3,297	2,387	720	666	804	1,119

GIL as a % of gross loans and acceptances (excluding repos) (%)	1.80	1.94	1.26	0.44	0.41	0.55	0.83

(1)	See Table 15 on page 103.

(2)	Includes the impact of foreign exchange and write-offs of consumer loans included in additions to impaired loans in the period.
Caution
This Provision for Credit Losses section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

40  BMO Financial Group 193rd Annual Report 2010

Non-Interest Expense
Non-interest expense increased $209 million or 2.8% to $7,590 million in 2010. The factors contributing to the increase are set out in the adjacent Contribution to Non-Interest Expense Growth table. There were no notable items in 2010, but notable items in 2009 included severance costs that increased non-interest expense by $118 million.
          As explained on page 35, the net effect of businesses acquired in 2010 and 2009 increased expenses in 2010 relative to 2009 by $152 million (2.1%). As further explained on page 36, the weaker U.S. dollar reduced costs in 2010 by $213 million (2.9%). Higher performance-based compensation costs increased expenses by $117 million (1.6%), in line with improved performance.
          The dollar and percentage changes in expenses by category are outlined in the adjacent Non-Interest Expense table. Table 8 on page 99 provides more detail on expenses and expense growth.
          Other employee compensation expense, which includes salaries and employee benefits, decreased $138 million or 4.5% from 2009, in part due to last year’s severance charges and the weaker U.S. dollar. Adjusting for these items, other compensation expense increased. There were business acquisitions and higher initiative spending. We continued to invest in our businesses and employment levels increased over the course of 2010.
          Premises and equipment costs increased $62 million or 4.8%, primarily related to software development in support of our business growth.
          Other expenses rose $158 million or 10%, mainly in respect of a large number of small increases for initiative-related expenses such as professional fees and travel costs, primarily related to activities in support of our business growth.
           On July 1, 2010, the harmonized sales tax was implemented in both Ontario and British Columbia. This has increased the sales tax paid in these two jurisdictions, contributing to higher expenses in a number of expense categories relative to a year ago.
Productivity
The productivity ratio (expense-to-revenue ratio) improved by 450 basis points to 62.2% in 2010. Excluding the notable items that affected results in 2009, BMO’s productivity ratio improved by 54 basis points.
          P&C’s productivity ratio improved to 55.3% from 56.6%. P&C Canada is BMO’s largest operating segment, and its productivity ratio of 51.1% improved by 260 basis points from last year with revenue growth substantially outpacing expense growth. The productivity ratio in P&C U.S. deteriorated by 600 basis points as the continuing difficult market conditions affected revenue growth and costs increased on a U.S. dollar basis, primarily due to the Rockford, Illinois-based bank transaction, including acquisition integration costs. Adjusting costs in both years for the impact of impaired loan costs, changes in the Visa litigation accrual and acquisition integration costs, productivity deteriorated by 280 basis points to 65.7%. The productivity ratio for Private Client Group in 2010 improved markedly by 620 basis points to 71.8%, reflecting increased revenue and effective expense control. BMO Capital Markets productivity ratio improved 100 basis points, driven by good revenue growth.
          BMO’s cash productivity ratio(1) was 61.9%, a 440 basis point improvement from 66.3% in 2009. Excluding the notable items that affected results in 2009, BMO’s cash productivity ratio improved by 46 basis points.
          Examples of initiatives to enhance productivity are outlined in the 2010 Review of Operating Groups Performance, which starts on page 42. Operating leverage was 7.6% and cash operating leverage was 7.5%. Our medium-term goal, over time, is to achieve average annual cash operating leverage of at least 1.5%, increasing revenues by an average of at least 1.5 percentage points more than the rate of cash-based expense growth. We aim to achieve operating leverage by driving revenues through an increased customer focus and ongoing expense management, working to create greater efficiency and effectiveness in all support functions, groups and business processes that support the front line.

(1)	Cash-based measures are non-GAAP measures. See page 91.

The productivity ratio (or expense-to-revenue ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis in the operating groups), expressed as a percentage. The cash productivity ratio is calculated in the same manner, after removing the amortization of intangible assets from non-interest expenses. See page 91.
Contribution to Non-Interest Expense Growth (%)

For the year ended October 31	2010	2009	2008

Businesses acquired	2.1	1.8	1.1
Restructuring charge	–	–	(2.5)
Currency translation effect	(2.9)	3.1	(1.4)
Performance-based compensation	1.6	0.6	0.3
Other factors	2.0	1.6	6.9

Total non-interest expense growth	2.8	7.1	4.4

Non-Interest Expense ($ millions)

	Change from 2009
For the year ended October 31	2010	2009	2008	$	%

Performance-based compensation	1,455	1,338	1,297	117	9
Other employee compensation	2,909	3,047	2,679	(138)	(5)

Total employee compensation	4,364	4,385	3,976	(21)	–
Premises and equipment	1,343	1,281	1,241	62	5
Restructuring charge	–	(10)	(8)	10	100
Other	1,680	1,522	1,502	158	10
Amortization of intangible assets	203	203	183	–	–

Total	7,590	7,381	6,894	209	3

BMO Financial Group 193rd Annual Report 2010  41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Income Taxes
The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 24 on page 155 of the financial statements.
          Management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.
          The provision for income taxes was $687 million in 2010, compared with $217 million in 2009. The effective tax rate in 2010 was 19.2%, compared with 10.5% in 2009. The higher effective tax rate in 2010 was mainly attributable to proportionately lower income from lower-tax-rate jurisdictions. There were also proportionately lower levels of recoveries of prior years’ income taxes and tax-exempt income.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of investments in U.S.
operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/ loss is a function of the fluctuations in exchange rates from period to period. Hedging of the investments in U.S. operations has given rise to income tax expense in shareholders’ equity of $206 million for the year, compared with $382 million in 2009. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 112 of the financial statements for further details.
          Table 8 on page 99 details the $1,089 million of total net government levies and income tax expense incurred by BMO in 2010. The increase from $581 million in 2009 was primarily due to higher income tax expense.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors, and preferred rate loan agreements for executives relating to transfers we initiate, are discussed in Note 27 on page 159 of the financial statements.

2010 Review of Operating Groups Performance
This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, strategies, strengths, challenges, key value drivers, achievements and outlooks.
Personal and Commercial Banking (P&C) (pages 44 to 50)
Net income was $1,819 million in 2010, an increase of $118 million or 7% from 2009.
Private Client Group (PCG) (pages 51 to 53)
Net income was $470 million in 2010, an increase of $111 million or 31% from 2009.
BMO Capital Markets (BMO CM) (pages 54 to 56)
Net income was $820 million in 2010, a decrease of $53 million or 6% from 2009.
Corporate Services, including Technology and Operations
(page 57)
The net loss was $299 million in 2010, compared with a net loss of $1,146 million in 2009.
Allocation of Results
The basis for the allocation of results geographically and among operating groups is outlined in Note 26 on page 157 of the financial statements. Certain prior-year data has been restated, as explained on the following page, which also provides further information on the allocation of results.

42  BMO Financial Group 193rd Annual Report 2010

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location ($ millions, except as noted)

	Personal and Commercial			Private			BMO			Corporate Services, including			Total
	Banking			Client Group			Capital Markets			Technology and Operations			Consolidated
For the year ended
October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	59.4	62.0	60.1	18.4	18.2	21.0	26.9	27.9	21.3	(4.7)	(8.1)	(2.4)	100	100	100
Expenses	52.8	52.6	52.9	21.2	21.3	22.8	24.0	23.6	23.7	2.0	2.5	0.6	100	100	100
Net income	64.7	95.2	70.5	16.7	20.1	21.5	29.2	48.9	28.7	(10.6)	(64.2)	(20.7)	100	100	100
Average assets	44.7	41.4	43.0	3.6	2.6	2.2	50.4	56.6	56.4	1.3	(0.6)	(1.6)	100	100	100

Total Revenue
Canada	5,741	5,287	4,794	1,818	1,597	1,764	2,028	1,471	1,270	(413)	(641)	(217)	9,174	7,714	7,611
United States	1,513	1,568	1,342	252	241	219	1,035	1,332	861	(161)	(321)	(130)	2,639	2,820	2,292
Other countries	–	–	–	175	174	163	216	286	47	6	70	92	397	530	302

	7,254	6,855	6,136	2,245	2,012	2,146	3,279	3,089	2,178	(568)	(892)	(255)	12,210	11,064	10,205

Total Expenses
Canada	2,945	2,837	2,733	1,362	1,297	1,295	929	890	882	203	206	101	5,439	5,230	5,011
United States	1,065	1,042	915	222	250	237	755	723	627	(67)	(26)	(69)	1,975	1,989	1,710
Other countries	–	–	–	27	22	37	138	131	127	11	9	9	176	162	173

	4,010	3,879	3,648	1,611	1,569	1,569	1,822	1,744	1,636	147	189	41	7,590	7,381	6,894

Net Income
Canada	1,626	1,415	1,153	311	197	305	682	369	424	(83)	(420)	126	2,536	1,561	2,008
United States	193	286	242	17	(6)	(10)	71	363	146	(222)	(753)	(562)	59	(110)	(184)
Other countries	–	–	–	142	168	131	67	141	(2)	6	27	25	215	336	154

	1,819	1,701	1,395	470	359	426	820	873	568	(299)	(1,146)	(411)	2,810	1,787	1,978

Average Assets
Canada	144,839	139,945	134,402	11,371	8,332	5,827	107,414	128,687	105,453	(7,013)	(10,315)	(9,187)	256,611	266,649	236,495
United States	33,106	41,674	36,507	2,340	2,811	2,385	66,443	90,581	87,471	12,445	7,412	2,897	114,334	142,478	129,260
Other countries	–	–	–	503	451	446	27,009	28,926	31,365	17	44	43	27,529	29,421	31,854

	177,945	181,619	170,909	14,214	11,594	8,658	200,866	248,194	224,289	5,449	(2,859)	(6,247)	398,474	438,548	397,609

BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses. The difference between quarterly charges based on expected credit losses and required quarterly provisions based on actual losses is charged to Corporate Services. The operating group results are presented on an expected credit loss basis.
          The actual specific provision for credit losses for P&C was $1,177 million, comprised of $712 million in P&C Canada and $465 million in P&C U.S., compared with $1,296 million, $664 million and $632 million, respectively, for the 2009 fiscal year. The P&C Canada provision for credit losses of $712 million included credit losses of $203 million related to securitized assets, which are reflected as a reduction of non-interest revenue in Corporate Services under our securitization reporting methodology and are therefore not included in BMO’s $1,049 million of specific provisions. For Private Client Group, the actual specific provision for credit losses was $13 million, compared with $30 million in 2009, and for BMO Capital Markets, the actual specific provision for credit losses for 2010 was $62 million, compared with $389 million in 2009.
          In 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. These changes do not have a meaningful impact on the earnings of P&C Canada. Results for prior periods have been restated to conform to the current presentation.
          BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes the revenues of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.
          In 2010, we determined that certain BMO Capital Markets transactions should be reported on a teb. Similar transactions have been reported in prior periods and amounts reported in respect of those transactions in prior periods have been restated to reflect the current basis of reporting, resulting in increases in net interest income, net interest margin and income taxes in BMO Capital Markets, with offsetting amounts reflected in Corporate Services.
          To position our commercial business for growth as the United States emerges from recession, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred their business to P&C U.S. from BMO Capital Markets in the second quarter of 2010. As a result, P&C U.S. assumed $5.4 billion in loans and $3.2 billion in deposits, with results for prior periods restated to reflect the transfer.

BMO Financial Group 193rd Annual Report 2010  43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Personal and Commercial Banking (Canadian $ in millions, except as noted)

	P&C Canada					P&C U.S.					P&C
				Change					Change					Change
	Fiscal	Fiscal	Fiscal	from 2009		Fiscal	Fiscal	Fiscal	from 2009		Fiscal	Fiscal	Fiscal	from 2009
As at or for the year ended October 31	2010	2009	2008	$	%	2010	2009	2008	$	%	2010	2009	2008	$	%

Net interest income (teb)	4,164	3,811	3,428	353	9	1,092	1,220	997	(128)	(11)	5,256	5,031	4,425	225	4
Non-interest revenue	1,666	1,476	1,366	190	13	332	348	345	(16)	(4)	1,998	1,824	1,711	174	10

Total revenue (teb)	5,830	5,287	4,794	543	10	1,424	1,568	1,342	(144)	(9)	7,254	6,855	6,136	399	6
Provision for credit losses	502	387	341	115	30	124	92	63	32	35	626	479	404	147	31
Non-interest expense	2,978	2,837	2,733	141	5	1,032	1,042	915	(10)	(1)	4,010	3,879	3,648	131	3

Income before income taxes	2,350	2,063	1,720	287	14	268	434	364	(166)	(38)	2,618	2,497	2,084	121	5
Income taxes (teb)	706	648	567	58	9	93	148	122	(55)	(37)	799	796	689	3	–

Net income	1,644	1,415	1,153	229	16	175	286	242	(111)	(39)	1,819	1,701	1,395	118	7

Amortization of acquisition-related intangible assets (after tax)	5	4	3	1	25	20	28	27	(8)	(29)	25	32	30	(7)	(22)

Cash net income	1,649	1,419	1,156	230	16	195	314	269	(119)	(38)	1,844	1,733	1,425	111	6

Net economic profit											1,117	953	739	164	17
Return on equity (%)											27.6	23.6	22.3		4.0
Cash return on equity (teb) (%)											28.0	24.1	22.8		3.9
Cash operating leverage (%)	5.4	6.6	(2.0)		nm	(9.3)	2.3	(7.0)		nm	2.2	5.4	(3.1)		nm
Productivity ratio (teb) (%)	51.1	53.7	57.0		(2.6)	72.5	66.5	68.1		6.0	55.3	56.6	59.5		(1.3)
Cash productivity ratio (teb) (%)	51.0	53.6	57.0		(2.6)	70.8	64.3	65.6		6.5	54.9	56.0	58.9		(1.1)
Net interest margin on earning assets (%)	2.95	2.82	2.63		0.13	3.62	3.13	2.89		0.49	3.07	2.89	2.69		0.18
Average common equity											6,404	6,975	6,002	(571)	(8)
Average earning assets	141,069	134,985	130,165	6,084	5	30,149	38,933	34,490	(8,784)	(23)	171,218	173,918	164,655	(2,700)	(2)
Average loans and acceptances	143,034	136,698	131,591	6,336	5	25,737	33,646	30,529	(7,909)	(24)	168,771	170,344	162,120	(1,573)	(1)
Average deposits	98,945	95,953	86,122	2,992	3	26,178	29,726	22,298	(3,548)	(12)	125,123	125,679	108,420	(556)	–
Assets under administration	22,740	24,513	23,502	(1,810)	(7)	55,957	47,375	65,027	8,582	18	78,697	71,888	88,529	6,772	9
Assets under management	–	–	–	–	–	805	–	–	805	nm	805	–	–	805	nm
Full-time equivalent employees	16,377	15,950	16,493	427	3	4,460	3,932	4,386	528	13	20,837	19,882	20,879	955	5

nm – not meaningful

P&C U.S. Selected Financial Data (US$ in millions)

As at or for the year ended October 31

Total revenue (teb)						1,367	1,342	1,301	25	2
Non-interest expense						991	895	883	96	11
Net income						168	243	236	(75)	(31)
Cash net income						186	266	263	(80)	(30)
Average earning assets						28,910	33,289	33,319	(4,379)	(13)
Average loans and acceptances						24,679	28,754	29,492	(4,075)	(14)
Average deposits						25,112	25,388	21,591	(276)	(1)

44  BMO Financial Group 193rd Annual Report 2010

Personal and Commercial Banking Canada

We serve more than seven million customers, offering a full range of products and services. These include solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a full suite of commercial products and financial advisory services. We provide our customers with an integrated network of BMO Bank of Montreal branches, telephone banking, online banking and automated banking machines, along with the expertise of our mortgage specialists and financial planners.

“We are delivering strong results by differentiating our business from our competitors, with a clear focus on one vision and one brand promise that both start with the customer.”

Frank Techar
President and Chief Executive Officer
Personal and Commercial Banking Canada
Strengths and Value Drivers
•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $5 million and less.

•	Largest MasterCard issuer in Canada, as measured by transaction volumes, and one of the top commercial card issuers in North America.

•	Highly experienced team of senior account managers in upper mid-market commercial banking, offering integrated products and services that are driving high customer loyalty scores in the segment.

•	Strong and consistently applied credit risk management practices that provide customers with reliable access to appropriate financing solutions in all economic conditions.

•	Rigorous performance management system, encompassing planning, tracking, assessment and coaching.
Challenges
•	Uncertainty regarding the strength of the economic recovery is expected to affect demand for some products and services.

•	Increased pace of change and innovation offers customers access to an array of products and services from competitors.

•	Demand continues to grow for resources to meet regulatory, compliance, information security and fraud management requirements.

Our Lines of Business
Personal Banking provides financial solutions for everyday banking, financing, investing and creditor insurance needs. We serve approximately 20% of Canadian households.
Commercial Banking provides our small business, medium-sized enterprise and mid-market banking clients with a broad range of banking products and services.
Cards and Payments Services offers flexible, secure payment options to our customers, along with a comprehensive and industry-leading suite of rewards, including AIR MILES reward miles and our newly launched BMO ELITE Rewards Program.

Our Strategies
We aim to succeed in the Canadian market through the quality and consistency of our customer experience and through the productivity of our sales and distribution network.
Our Path to Differentiation
•	Excel at sales leadership and performance management.

•	Leverage customer insights to develop offers and drive marketing program results.

•	Focus investments and allocate resources to capitalize on the highest-value sales and distribution opportunities.

•	Redesign core processes and leverage technology to improve the customer experience, free up front-line capacity and reduce operating costs.

•	Build best-in-class human resources capabilities and develop strong line leaders.

Key Performance Metrics and Drivers	2010	2009	2008

Net income growth (%)	16.2	22.7	3.9
Revenue growth (%)	10.3	10.3	4.8
Operating leverage (%)	5.4	6.5	(1.8)
Personal banking revenue ($ millions)	2,777	2,546	2,344
Personal loan growth (%) (1)	4.8	4.6	5.7
Personal deposit growth (%)	0.4	14.6	4.3
Commercial banking revenue ($ millions)	1,640	1,500	1,376
Commercial loan growth (%) (1)	2.0	1.6	9.7
Commercial deposit growth (%)	9.2	4.9	6.4
Cards revenue ($ millions)	1,413	1,241	1,074
Cards loan growth (%)	15.4	6.5	13.8
Employee engagement index (%) (2)	75	75	73

(1)	Includes current consumer loans and mortgages, acceptances and securitized loans.

(2)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
Caution
This Personal and Commercial Banking Canada section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 193rd Annual Report 2010  45

MANAGEMENT’S DISCUSSION AND ANALYSIS

2010 Group Objectives and Achievements
Continue to enhance the customer experience and create a differentiated position in the Canadian market.
•	Employees are aligned behind one vision and one brand promise, both centred on providing our customers with a great experience. 98% of employees participating in this year’s employee survey indicated that they understand how their work aligns with our vision of being the bank that defines great customer experience.

•	Continued to renew our leadership base to improve the customer experience. Approximately 55% of executives were appointed to their current roles within the past three years and all P&C Canada executives participated in an advanced leadership development program.

•	Rolled out training to our front-line employees geared to improving the quality and consistency of their conversations with customers, which is driving higher growth in both personal and commercial banking revenues. Overall, we invested $35 million in training and development.
Leverage improvements in our performance management system to deliver stronger revenue growth and greater customer loyalty.
•	Revenue grew by 10% to $5.8 billion and customer loyalty improved.

•	Enhanced our performance management system to motivate and reward employees based on targets that are clearly linked to improved financial performance and customer loyalty. Sales force productivity improved by 11% over the prior year.
Launch attractive and compelling new offers that drive results.
•	Responding to customer insights, we introduced offers that bring clarity to financial decisions, including the Low-Rate Mortgage, BMO SmartSteps for Business and BMO Business Bundles.

•	Maintained our focus on the Canadian agriculture segment, providing rate leadership with our AgriInvest solution.

•	Made good progress in growing our profitable payments business by introducing our BMO World Elite MasterCard, entering into an exclusive strategic credit card relationship with Sobeys in Canada and acquiring the Diners Club North American franchise, which more than doubled our corporate card business.
Improve productivity of our sales and distribution network.
•	Strengthened our network, opening and upgrading a total of 27 branches, and launched an innovative new branch format designed to encourage great conversations with our customers.

•	Added to our specialized sales force, increasing our mortgage specialists by 31% and our financial planners by 14%.

•	Improved online capabilities, providing our customers with more information and making it easier for them to manage their finances. We ranked third among the public websites of the six largest Canadian banks as evaluated by an independent research firm in Forrester Research, Inc.’s 2010 Canadian Bank Public Web Site Ranking (April 2010).

•	Started the move and consolidation of 1,700 personal, commercial, credit card and collections call centre agents and their support teams into a state-of-the-art building in the Toronto area, better positioning us to deliver a seamless customer experience.
Redesign core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.
•	Improved and simplified more than 100 branch processes.

•	Significantly reduced the in-branch reporting burden, and we are now automating the remaining in-branch reporting.

•	Re-engineered key end-to-end processes in personal lending, retail investments and commercial lending, and streamlined our sales processes for lending and investments.

2011 Group Objectives
•	Continue to enhance the customer experience and create a differentiated position in the Canadian market.

•	Launch attractive and compelling new offers that drive results.

•	Improve productivity of our sales and distribution network.

•	Continue the redesign of core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

46  BMO Financial Group 193rd Annual Report 2010

Canadian Business Environment and Outlook
The Canadian economy emerged from recession in the summer of 2009. The recovery was supported by broad-based growth in consumer and government spending, residential construction, exports and, more recently, business investment. Residential mortgage balance growth was strong in the first half of 2010, as homebuyers entered the market ahead of the introduction of the Harmonized Sales Tax in Ontario and British Columbia. However, residential mortgage growth eased in the second half due to higher interest rates and tighter mortgage rules. Retail operating deposits grew rapidly in 2009 and the first half of 2010, reflecting unwillingness to lock up savings in low-interest, fixed-term accounts. Rising interest rates encouraged savers to move back to fixed-term deposits in the second half of 2010. In commercial banking, deposit growth was strong, reflecting an upturn in profits and cash flows. Commercial loan growth slowed sharply in 2009 and into 2010, initially reflecting the significant decline in business investment in
2009 and then tighter lending standards, but has shown recent signs of improvement.
          Looking forward to 2011, we anticipate that the recovery will continue at a moderate rate. Financial product performance will likely reflect the moderate rate of growth. In personal banking, deposit growth is expected to be dampened by relatively slow growth in personal income and a redeployment of deposits into equities and longer-term mutual funds. Housing sales are expected to continue their slow decline from previous record highs. As a result, growth in residential mortgage balances is expected to slow in 2011. In commercial banking, demand for non-residential mortgages and business loans should experience an upturn as the recovery in business investment gathers steam in 2011. Business deposit growth is expected to slow in 2011, as businesses deploy funds currently held as liquid assets.

P&C Canada Financial Results
P&C Canada net income was $1,644 million, up $229 million or 16% from a year ago.
          Revenue increased $543 million or 10% to $5,830 million, driven by volume growth in most products and improvements in net interest margin, as well as the impact of the inclusion of ten months of the results of the Diners Club business in the current year. Net interest margin was 2.95%, 13 basis points higher than in the prior year. The increase was largely driven by actions taken in 2009 to mitigate the impact of rising long-term funding costs, improvement in the spreads on deposit products from the unusually low levels of a year ago and higher volumes in more-profitable products.
          In our personal banking business, revenue increased $231 million or 9.0%. The increase was driven by volume growth in personal lending products, improved net interest margin and higher revenue from our mutual fund products.
          In our commercial banking segment, revenue increased $140 million or 9.4%. The increase was attributable to volume growth in loans and deposits, higher loan and deposit fees and mark-to-market investment securities losses in the prior year.
          Cards and payment services revenue increased $172 million or 14%. The increase was attributable to growth in account balances and the $114 million impact of the inclusion of the results of the Diners Club business in the current year, partially offset by lower card fees.
          Non-interest expense was $2,978 million, up $141 million or 4.9% due to higher initiatives costs, the $45 million impact of the inclusion of the results of the Diners Club business in the current year and higher employee-related costs. Our cash productivity ratio improved 260 basis points to 51.0%, as revenue growth outpaced expense growth.

BMO Financial Group 193rd Annual Report 2010  47

MANAGEMENT’S DISCUSSION AND ANALYSIS
Personal and Commercial Banking U.S.

We serve nearly 1.3 million customers, working together with other Harris and BMO businesses in select U.S. Midwest markets to deliver clarity to our customers in the form of simplicity, guidance and financial know-how. Our retail and small business customers are served through 312 branches, an award-winning call centre, online banking and more than 880 automated banking machines. We deliver financial expertise to our commercial banking customers through a full range of lending products, in-depth specific industry knowledge and strategic capital markets solutions.

“Our focus is on customers and their experience at Harris. We have a position in the market that is differentiated and supports long-term, profitable growth.”

Ellen Costello
President and Chief Executive Officer
Personal and Commercial Banking U.S.
and Harris Financial Corp.
Strengths and Value Drivers
•	A rich heritage of more than 125 years in the U.S. Midwest with the established Harris brand, a commitment to service excellence as demonstrated by our strong customer loyalty scores and a history of playing an active role in our customers’ local communities.

•	A comprehensive and increasingly integrated distribution network, supported by a differentiated customer experience.

•	A large-scale, relationship-based commercial banking business based in the U.S. Midwest, with in-depth industry knowledge in select sectors.

•	Strong working relationships with our partners in Private Client Group and BMO Capital Markets.

•	Ability to leverage the capabilities and scale of BMO Financial Group.
Challenges
•	The economic outlook continues to be uncertain, with relatively slow improvement and modest expectations for increased loan demand in 2011.

•	Regulatory oversight has become increasingly complex with the advent of new regulations and compliance requirements.

•	Market dynamics remain competitive, as banks compete aggressively on pricing for both loans and deposits to maintain and increase market share.

Our Lines of Business
Personal Banking offers a full range of products and services to consumers and small businesses, including deposit and investment services, mortgages, consumer credit, small business lending and other banking services. We rank second in deposit market share in the Chicago area and have a significant presence in the other markets where we compete.
Commercial Banking provides mid-sized businesses with a broad range of banking products and services, including lending, deposits, treasury management and risk management. Segments of focus are business banking, corporate finance, diversified industries, financial institutions, food and consumer and commercial real estate. We also offer wealth management and investment banking services through our partners in Private Client Group and BMO Capital Markets.

Our Strategies
•	Focus on acquiring new customers while capitalizing on attractive merger and acquisition opportunities.

•	Build the leading U.S. Midwest commercial bank, focused on acquiring and retaining high-quality clients.

•	Improve the effectiveness of our distribution capabilities, responding to evolving customer expectations.

•	Partner with Private Client Group to grow the wealth management business within our customer base.

•	Drive individual and team productivity through rigorous performance and talent management.
Our Path to Differentiation
•	A customer-focused culture centred on understanding and responding to our customers’ most important financial needs.

•	A one-team mindset that brings the entire organization’s capabilities to our customers.

•	Effective sales management and leadership that drive our sales and service employees to excel.

•	A disciplined, transparent performance management system that supports our business objectives, motivates employees and rewards top performance.

•	A strong brand signifying strength, stability and helpfulness.

Key Performance Metrics and Drivers	2010	2009	2008*

Average US$ loan growth (%) (1)	(14.1)	(2.4)	10.8
Average US$ deposit growth (%)	(1.1)	17.6	8.4
Operating leverage (US$) (%)	(8.9)	1.8	(6.7)
Core operating leverage (US$) (%) (2)	(4.5)	1.9	3.4
Number of branches	312	280	281
Personal Banking Net Promoter Score (3)	40	43	42
Serviced mortgage portfolio growth (%)	5.6	13.3	39.7
Employee engagement index (4)	71	74	74

(1)	Based on current loans.

(2)	Excludes the impact of impaired loans, Visa and acquisition integration.

(3)	A measure of the strength of customer loyalty. Commercial Banking does not have a comparable measure on a consolidated basis.

(4)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

*	Loan and deposit growth and operating leverage in fiscal 2008 have not been restated for the impact of the 2010 portfolio transfer from BMO Capital Markets to P&C U.S.
Caution
This Personal and Commercial Banking U.S. section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

48  BMO Financial Group 193rd Annual Report 2010

2010 Group Objectives and Achievements
Maintain strong customer loyalty.
•	Grew our business by deepening relationships with existing customers and attracting new ones. Harris received a Metro Chicago 2010 TNS Choice Award, recognition of our success in establishing strong client relationships and offering the best customer-focused solutions.

•	Employees are aligned behind one vision. 95% of employees in this year’s employee survey indicated that they understand how their work aligns with our vision and 86% think that Harris offers something distinctive in the marketplace.

•	Our focus on the customer experience has resulted in historically strong retention rates that are among the highest in the industry.

•	Our Commercial Banking team won several awards from Greenwich Associates, recognizing excellence in our Mid-Market and Small Business segments as well as our Treasury Management group.
Improve financial performance by growing revenue and effectively managing costs.
•	Continued to renew leadership talent to improve our capabilities and performance focus. Over 60% of leaders have new or broadened roles over the past two years.

•	Revenue grew almost 2% to $1.4 billion, reflecting improved net interest margin, primarily due to improved loan spreads and revenue from the Rockford transaction, despite the impact of impaired loans, lower commercial loan balances and deposit spread compression in a difficult economic environment.

•	Core deposits, which includes chequing, savings and certain money market accounts, grew by more than 15%, excluding the Rockford transaction, reflecting the success of our sales efforts.

•	Expenses were unchanged excluding the impact of the Rockford transaction and impaired loans, changes in the Visa litigation accrual and valuation adjustments on our serviced mortgage portfolio.
Optimize our integrated distribution network and build our base of core households through organic expansion.
•	Households using online banking and bill payment services increased 9.7% and 16.2%, respectively, with new customers representing approximately 80% of new online banking households.

•	Consistent with our focus on the customer experience across all of our channels, for the second consecutive year, Harris Contact Center was certified as a Center of Excellence by BenchmarkPortal, a recognized leader in benchmarking and certifying contact centres.
•	Integrated our existing ABM platform with BMO’s platform in 2010, leveraging BMO’s scale to operate more effectively and enable better capabilities.
Capitalize on our leadership position in the Chicago area and increase our presence and visibility in all other markets where we compete.
•	Harris’ deposit market share grew by 35 basis points, maintaining our number two ranking in personal deposit market share in the Chicago metropolitan market, while some larger banks lost market share and overall market deposit levels fell.

•	Increased the scale of our commercial bank by transferring select U.S. mid-market clients from BMO Capital Markets to better serve them and accelerate our Commercial Banking growth strategy.

•	Acquired certain assets and liabilities of a Rockford, Illinois-based bank in an FDIC-assisted transaction and successfully integrated its operations into Harris. This was an excellent strategic fit that accelerated our growth strategy, adding quality locations, a good customer base and new key markets in northern Illinois and southern Wisconsin.

•	Increased our share of voice, a measure of marketing visibility, from 10% in 2009 to 14% in 2010.

•	In personal banking, we developed Harris Helpful Steps, five simple steps to help our customers make sense of their money.

•	Launched an integrated marketing campaign to position Harris as a leader in commercial banking.

2011 Group Objectives
•	Maintain strong customer loyalty.

•	Improve financial performance by growing revenue through sales productivity, effectively managing costs and continuing to optimize our distribution network.

•	Increase the level of profitable customer acquisition to complement our high customer retention rates.

•	Establish a commercial banking leadership position and drive growth in sectors in which we have expertise and the opportunity to grow market share.
BMO Financial Group 193rd Annual Report 2010  49

MANAGEMENT’S DISCUSSION AND ANALYSIS
U.S. Business Environment and Outlook
     Chicago’s financial services marketplace remains one of the most fragmented in the United States, with approximately 230 deposit-taking institutions. Harris and the two other largest banks in the Chicago area have together held only 25% to 37% of the personal and commercial deposit market since 1997. The Chicago area remains a highly contested market because of the growth opportunities presented by this fragmentation. Competitors are attempting to capture market share through acquisitions, aggressive pricing and continuous investment in their brands. Since November 1, 2009, there have been 15 bank failures in the Chicago area. The 2010 competitive dynamic has shifted with further consolidation of the market due in large part to FDIC-assisted transactions. P&C U.S. has participated in this consolidation, acquiring certain assets and liabilities of a Rockford, Illinois-based bank in an FDIC-assisted transaction.
          We expect the U.S. Midwest economy to show a modest improvement in 2011, consistent with the broader U.S. economy, led by a business recovery. Consumer and business loan demand should improve slowly as credit availability increases. Low home prices will likely continue to dampen demand for home equity loans, but low interest rates and rising employment should increase demand for residential mortgages. Consumer spending began to recover in 2010 and is expected to increase at a measured pace in 2011. Business investment in machinery and equipment rebounded in 2010 and should continue to advance at a brisk pace in 2011. However, non-residential construction continued to slump in 2010, and will likely remain weak in 2011, given high vacancy rates for commercial and industrial properties.
          In 2011, we plan to continue to grow organically by embedding customer acquisition into our sales culture, providing compelling product offerings, becoming a commercial banking leader in the U.S. Midwest and leveraging our brand. We will strive to improve our financial performance by continuing to focus on revenue growth and effectively managing costs. By bringing clarity to our customers in the form of simplicity, guidance and know-how, we will continue to enhance our reputation as a strong, stable and customer-focused bank.

P&C U.S. Financial Results
P&C U.S. net income decreased $111 million or 39% from the prior year to $175 million. On a U.S. dollar basis, net income was $168 million, down $75 million or 31% from the prior year. Amounts in the rest of this section are expressed in U.S. dollars.
          On a basis that adjusts for the impact of impaired loans, changes in the Visa litigation accrual and acquisition integration costs, net income was $237 million, down $50 million or 17% from results of a year ago on a comparably-adjusted basis. On this adjusted basis, the cash productivity ratio was 64.2%, compared with 70.8% on a reported basis.
          Late in the second quarter of 2010, we acquired certain assets and liabilities of a Rockford, Illinois-based bank from the Federal Deposit Insurance Corporation (FDIC). The transaction increased revenue by $42 million and expenses by $59 million (including acquisition integration costs of $19 million) and decreased net income by $10 million. The acquisition provides an excellent strategic fit that accelerates our growth strategy, adding quality locations and a good customer base and expanding our branch network into new key markets in northern Illinois and southern Wisconsin, where we already have a strong and growing commercial banking presence.
          Revenue of $1,367 million was $25 million or 1.8% higher in 2010. Adjusting results in both years for the impact of the Rockford transaction and the impact of impaired loans, revenue decreased $27 million or 2.0% as the effect of loan spread improvement was more than offset by a reduction in commercial loan balances, caused by lower client utilization, and deposit spread compression.
          Non-interest expense of $991 million increased $96 million or 11%. Adjusting costs in both years for the impact of the operating and integration costs arising from the Rockford transaction, increases in impaired loan costs, changes in the Visa litigation accrual and a valuation adjustment on our serviced mortgage portfolio related to lower long-term interest rates, non-interest expense increased $3 million or less than 1%.
          To position our commercial business for growth as the United States emerges from recession, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred their business to P&C U.S. from BMO Capital Markets in the second quarter of 2010. As a result, P&C U.S. assumed $5.4 billion in loans and $3.2 billion in deposits, with results for prior periods restated to reflect the transfer.

50  BMO Financial Group 193rd Annual Report 2010

Private Client Group

Private Client Group (PCG), BMO’s group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. PCG operates in both Canada and the United States, as well as in China and the United Kingdom.

“We are helping our clients reach their goals by providing clarity on financial matters, creating innovative solutions and delivering financial and retirement planning expertise.”

Gilles Ouellette
President and Chief Executive Officer
Private Client Group
Strengths and Value Drivers
•	A planning and advice-based approach that integrates investments, insurance, specialized wealth management and core banking solutions.

•	A team of highly skilled wealth professionals committed to providing a great client experience.

•	Brand prestige, recognition and trust.

•	Strong national presence in Canada, as well as strategic positioning in select high-growth U.S. and emerging wealth management markets.

•	Access to BMO’s broad client base and distribution network in Canada and the United States.

•	A culture of innovation focused on achieving competitive advantage.
Challenges
•	Evolving client needs based on changing demographics and rapidly advancing technology.

•	Increased regulatory complexity requiring proactive engagement and oversight.

•	Erosion of consumer confidence in market performance.

•	Competition for top talent.

Our Lines of Business
Full-Service Investing operates as BMO Nesbitt Burns to offer comprehensive, client-focused investment and wealth advisory services, leveraging strong financial planning capabilities, a broad range of internal and external partnerships and highest-quality products.
Self-Directed Investing operates as BMO InvestorLine. We understand and anticipate our clients’ needs and offer a range of tools to help self-directed investors plan, research and manage investing decisions in their own way.
Private Banking operates as BMO Harris Private Banking in Canada and Harris Private Bank in the United States. We deliver a planning and advice-based value proposition to high net worth and ultra-high net worth clients, offering a comprehensive range of services.
Retail Investments operates as BMO Mutual Funds, BMO Guardian Funds and Group Retirement Services, and includes our joint venture with the mutual fund company Fullgoal (China). Our Funds businesses offer clients innovative investment solutions across a range of channels. Our Group Retirement Services business provides record-keeping and administrative services for defined contribution pension plans.

Our Strategies
Our vision is to be the wealth management solutions provider that defines great client experience. Our strategy is to strengthen and build our client- focused wealth management offering and invest for future growth. Our priorities include:
•	Strengthening our client-focused wealth offering by focusing on our clients’ holistic wealth management needs and delivering best-in-class financial products and services.

•	Building collaboratively by expanding our client offering through effective partnering across BMO Financial Group.

•	Selectively investing for future growth through acquisitions, expanding our offering and widening our geographic reach.
Our Path to Differentiation
•	Deliver a personalized financial planning experience to our clients.

•	Build a culture of innovation.

•	Attract, develop and retain superior talent.

Key Performance Metrics and Drivers	2010	2009	2008

Increase (decrease) in assets under
management and administration (%)	12.7	7.5	(13.7)
Increase in full-time employees (%)	4.9	1.7	3.7
Employee engagement index (%) (1)	75	74	75

Performance measures exclude the impact of businesses sold or transferred and the impact of changes in the Canadian/U.S. dollar exchange rate.

(1)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
BMO Asset Management operates in Canada, the United States and the United Kingdom, providing the highest standard of investment management services.
BMO Insurance operates as two businesses: BMO Life Insurance, which focuses on creditor insurance, and BMO Life Assurance, which concentrates on life insurance and annuity products and services.
Caution
This Private Client Group section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 193rd Annual Report 2010  51

MANAGEMENT’S DISCUSSION AND ANALYSIS
2010 Group Objectives and Achievements
Continue to differentiate PCG by delivering a great client experience that is anchored in financial and retirement planning.
•	Delivered a planning-based client experience and improved sales efficiency with enhanced financial planning and investment advisor tools and comprehensive financial planning client materials.

•	Delivered an innovative program (Take Charge of Your Retirement) that motivates clients to think about how their financial and non-financial retirement goals are linked.

•	Increased retirement planning training across our sales force to ensure we remain competitive in this important market, add value for our clients and drive business results.
Innovate in the design and delivery of our products and services.
•	Expanded our Exchange Traded Funds (ETF) family of lower-cost and risk-diversifying investment products to provide our clients with greater access to innovative and industry-leading investment products and solutions. We now offer 30 funds, as well as strategic ETF Portfolios, as part of our managed solutions program for retail customers.

•	Strengthened BMO InvestorLine’s capabilities and delivered an enhanced online experience with improved functionality and educational materials.

•	Effectively integrated and expanded our insurance businesses, and streamlined related sales processes and applications.
Maintain our high level of internal collaboration and continue to leverage the full range of our wealth management businesses to better meet client needs.
•	Developed an integrated wealth management approach in U.S. retail branches to better serve the mass affluent and high net worth client segments.

•	Created joint deal teams across full-service investing, private banking, retail and commercial banking and insurance to better address the complex financial needs of our clients.

•	Increased referral volumes across BMO Financial Group to ensure our clients’ specific wealth management needs are addressed seamlessly.

•	Strengthened asset management capabilities to drive scale and focus on new external mandates.

•	Leveraged core capabilities in China by building a strong foundation for future business opportunities, and actively participated in BMO’s incorporation activities there.

2011 Group Objectives
•	Deliver a great client experience with a strong focus on financial planning.

•	Leverage our high level of internal collaboration across wealth management businesses and BMO Financial Group.

•	Invest for future growth by focusing on innovative products and services and widening our geographic reach.

52  BMO Financial Group 193rd Annual Report 2010

Private Client Group Business Environment and Outlook
There was modest growth in the Canadian and U.S. economies in 2010. Stronger equity markets contributed to growth in our asset levels and related fee-based revenues. Net interest income grew moderately, constrained by historically low interest rates but benefiting from increased cash holdings as some clients held liquid assets while waiting for markets to stabilize. The general decline in long-term interest rates had a negative impact on our insurance results as low rates resulted in an increase in policyholder liabilities.
          The Canadian economy is expected to grow modestly in 2011, supported by relatively low interest rates and firmer commodity prices.
The U.S. economy is also expected to grow at a slow pace. Given this backdrop, it is likely that monetary authorities in both Canada and the United States will keep interest rates low for the foreseeable future. This low rate environment will continue to pressure net interest income. Our asset levels should improve as capital markets in both countries are expected to continue to strengthen along with the economy and business confidence.
          We see the North American wealth management industry continuing to grow over the longer term, supported by changing demographics particularly in the retirement and high net worth sectors.

Private Client Group Financial Results
Private Client Group net income of $470 million increased $111 million or 31% in 2010 from the previous year. PCG net income, excluding the insurance business, was $306 million, up $118 million or 62%. Results a year ago included a charge of $17 million ($11 million after tax) related to the decision to assist some of our U.S. clients by purchasing auction-rate securities from their accounts in the weak capital markets environment. Insurance net income was $164 million, down $7 million or 3.6% from the previous year. Insurance results a year ago included a $23 million recovery of prior periods’ income taxes.
          Revenue of $2,245 million increased $233 million or 12%. The increase reflected revenue growth across all of our businesses. Revenue growth in PCG, excluding insurance, was driven by an 11% (13% in source currency) improvement in client assets under management and administration. Insurance revenue increased due to higher premiums and the inclusion of a full year’s results of BMO Life Assurance, acquired late in the second quarter of 2009. This was partially offset by the effects of unfavourable market movements on policyholder liabilities. Net interest income increased primarily due to volume growth in our brokerage and private banking businesses, partially offset by spread compression in our brokerage businesses. The weaker U.S. dollar reduced revenue by $33 million or 1.6%.
          Non-interest expense of $1,611 million increased $42 million or 2.6%, primarily due to higher revenue-based costs, in line with improved performance. The inclusion of a full year’s results of BMO Life Assurance also contributed to expense growth. The weaker U.S. dollar reduced expenses by $25 million or 1.6%. Expense growth was significantly lower than revenue growth, reflecting our continuing focus on expense management. This resulted in cash operating leverage of 9.1%. The cash productivity ratio improved by 630 basis points.
          U.S. operations recorded net income of US$16 million in 2010, compared with a net loss of US$4 million in 2009. Revenue increased 16% and expenses were relatively unchanged, reflecting effective expense management initiatives. Results a year ago included a US$9 million after-tax charge related to the decision to assist our U.S. clients.
Private Client Group (Canadian $ in millions, except as noted)

		Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Net interest income (teb)	365	353	376	12	3
Non-interest revenue	1,880	1,659	1,770	221	13

Total revenue (teb)	2,245	2,012	2,146	233	12
Provision for credit losses	7	5	4	2	39
Non-interest expense	1,611	1,569	1,569	42	3

Income before income taxes	627	438	573	189	43
Income taxes (teb)	157	79	147	78	98

Net income	470	359	426	111	31

Amortization of acquisition-related intangible assets (after tax)	6	3	4	3	100

Cash net income	476	362	430	114	31

Net economic profit	342	232	308	110	47
Return on equity (%)	37.4	29.4	37.9		8.0
Cash return on equity (teb) (%)	37.9	29.7	38.3		8.2
Cash operating leverage (%)	9.1	(6.3)	(5.5)		nm
Productivity ratio (teb) (%)	71.8	78.0	73.1		(6.2)
Cash productivity ratio (teb) (%)	71.5	77.8	72.9		(6.3)
Net interest margin on earning assets (%)	2.81	3.34	4.78		(0.53)
Average earning assets	12,981	10,567	7,855	2,414	23
Average loans and acceptances	7,768	7,454	6,726	314	4
Average deposits	16,467	14,605	11,382	1,862	13
Assets under administration	160,323	139,446	131,289	20,877	15
Assets under management	103,534	99,128	99,428	4,406	4
Full-time equivalent employees	4,837	4,611	4,531	226	5

nm – not meaningful
U.S. Business Selected Financial Data (US$ in millions)

				Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Total revenue (teb)	243	208	217	35	16
Non-interest expense	213	215	230	(2)	(1)
Net income	16	(4)	(6)	20	+ 100
Average earning assets	2,077	2,251	2,142	(174)	(8)
Average loans and acceptances	1,877	2,106	2,120	(229)	(11)
Average deposits	1,328	1,196	1,155	132	11

BMO Financial Group 193rd Annual Report 2010  53

MANAGEMENT’S DISCUSSION AND ANALYSIS
BMO Capital Markets

BMO Capital Markets provides a full range of products and services to help corporate, institutional and government clients achieve their ambitions. From 26 offices on five continents, including 14 in North America, BMO Capital Markets draws on expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research and institutional sales and trading.

 “Our clients remain at the core of our long-term strategy, and our performance and progress in fiscal 2010 demonstrate that we have the right plan in place to deliver.”

Tom Milroy
Chief Executive Officer
BMO Capital Markets
Strengths and Value Drivers
•	Diversified, dynamic portfolio of businesses that supports our well-established franchise.

•	North American expertise providing an integrated cross-border market experience, combined with select strategic presence internationally.

•	Expertise and leadership in targeted sectors and products such as the Natural Resources sector and Retail Investor Products.

•	Top-tier equity research, sales and trading capabilities.

•	Significant North American investment and corporate banking presence.
Challenges
•	Evolving regulatory requirements.

•	Ongoing market volatility and economic uncertainty.

Our Lines of Business
Investment and Corporate Banking services include strategic advice and execution on mergers and acquisitions, restructurings and recapitalizations, as well as valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting as well as a full range of loan and debt products, balance sheet management solutions and treasury management services. In support of our clients’ international business activities, we offer trade finance and risk mitigation services. We also provide a wide range of banking and other operating services to North American and international financial institutions.
Trading Products services include sales, trading and research activities. We offer integrated debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions to institutional, commercial and retail clients. In addition, we provide new product development, proprietary trading and origination services to our clients. We also supply efficient funding and liquidity management to our clients, including BMO Financial Group.

Our Strategies
•	Build out our distribution platform, primarily in the United States, to create a more focused and integrated capital markets business.

•	Align capital and capabilities to client opportunity with a focus on core clients, a diversified, dynamic portfolio of businesses and strong risk management capabilities.

•	Focus on strategic sectors, while building the capability to further extend BMO Capital Markets’ offering.
Our Path to Differentiation
•	A successful, stable and trustworthy North American universal banking model.

•	Leading expertise and relationships in strategic sectors and products (such as the Natural Resources sector and Research and Structured Products) that facilitate client acquisition.

•	In the United States, a unique opportunity to capitalize on reduced competition from full-service banks in the mid-capitalization space, serving these clients with an integrated offer and strong balance sheet.

•	Strong risk management practices, facilitating optimal risk/return balance.

Key Performance Metrics and Drivers	2010	2009	2008

Trading Products revenue ($ millions)	2,040	2,018	1,020
Investment and Corporate Banking revenue ($ millions)	1,239	1,071	1,158
Equity underwriting participation (deals) (1)	213	226	140
Debt underwriting participation (deals) (1)	134	115	121
Average loans and acceptances ($ billions) (2)	25.4	34.9	30.8
Canadian equity research ranking (3)	#2	#1	#1
Employee engagement index (%) (4)	71	70	66

(1)	Canadian corporate issuers in North America.

(2)	Based on current loans.

(3)	Brendan Wood International survey.

(4)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
Caution
This BMO Capital Markets section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

54  BMO Financial Group 193rd Annual Report 2010

2010 Group Objectives and Achievements
Increase our focus on core profitable clients.
•	Strengthened capabilities in the United States, including refocusing our business on core clients, appointing a new head of U.S. Investment and Corporate Banking and hired strategically across the business to position us for future growth.

•	Established a cross-functional coverage approach in both Canada and the United States, driven by a robust client prioritization process.
Better serve clients by creating a more integrated capital markets business.
•	Expanded and strengthened our overall distribution capabilities to create an integrated North American platform through initiatives such as expanding our Debt Products offering and our North American Securities Lending business and upgrading our U.S. Equity Sales & Trading platform.
Maintain a diversified, dynamic portfolio of businesses to meet the evolving needs of core clients.
•	Continued to grow our U.S. Equity Derivatives and Structured Products platform.

•	Continued to expand our presence and product offering in Asia.
Continue to optimize our businesses to generate appropriate risk-adjusted returns.
•	Upgraded talent in focus sectors.

•	Expanded our Energy sector capabilities with the addition of an Acquisition and Divestiture Advisory team based in Houston and Calgary.
Continue to build strong risk management capabilities through solid working relationships and enhanced risk transparency.
•	Continued our ongoing collaboration with Risk Management Group to provide proper risk/return balance and alignment across the business.

•	Proactively managing regulatory changes with cross-functional teams to recognize and mitigate risks and identify any opportunities.
Other Achievements
•	Ranked 1st as an overall institutional equity franchise (for research, sales and trading combined) with the highest reputational franchise score in the Brendan Wood International Survey of Institutional Investors.

•	Ranked 1st for Research Quality in Equity Research, 1st in Equity Sales and 1st in Equity Trading in the Brendan Wood survey.

•	Joined the ranks of the top 20 U.S. Equity Research firms in Greenwich Associates’ 2010 U.S. Equity Analysts study.

•	Ranked 1st in 2010 Canadian Fixed-Income Research Quality and 1st in 2010 Canadian Fixed-Income Market Share – Overall in Greenwich Associates’ 2010 client study.

•	Named Best Trade Bank in Canada by Trade Finance Magazine.

•	Moved into Top 20 Global Equity Borrower rankings in the 2010 Euromoney survey of global lenders and borrowers.

•	Ranked 1st in Global FX market share growth and most improved market share by size in the 2010 Euromoney FX survey.

•	Named Best Metals and Mining Investment Bank in the World by Global Finance Magazine in 2010.

•	Participated in 276 corporate and government debt transactions that raised $164 billion. Raised $27 billion through participation in 213 equity transactions.

•	Advised on 71 completed mergers and acquisitions in North America with a value of $28 billion.

2011 Group Objectives
•	Build out our distribution platform, primarily in the United States.

•	Align capital and capabilities with client opportunity.

•	Focus on strategic sectors, while building the capability to further extend BMO Capital Markets’ offering.
BMO Financial Group 193rd Annual Report 2010  55

MANAGEMENT’S DISCUSSION AND ANALYSIS
BMO Capital Markets Business Environment and Outlook
Fiscal 2010 saw strong results in BMO Capital Markets. The North American economy was off to a strong recovery at the start of the year, but slowed to a much more moderate pace in the latter half of the year. Conditions were favourable for our investment banking business in 2010 as mergers and acquisitions and debt underwriting fees improved, although equity underwriting revenue decreased from high levels in the prior year when corporate clients were seeking to strengthen their capital positions. The U.S. economy remains weak, which has suppressed corporate loan demand, resulting in lower corporate banking revenues. Similarly, corporate banking revenues were also down in Canada, but the effect was more muted due to a relatively stronger recovery. The aggressive interest rate easing in the United States in the prior year had significantly benefited our interest-rate-sensitive businesses. Revenues from these businesses returned to historic levels in 2010 as rates stabilized during the year. Our favourable overall performance in 2010 reflected the strength, diversification and resilience of our core businesses.
          Looking forward, we expect the economic recovery to continue in Canada and the United States, although GDP has slowed and will likely grow only moderately in the first half of fiscal 2011 as the effects of previous stimulus measures abate. With unemployment still high and inflation pressures low, the Federal Reserve is expected to maintain its policy of very low interest rates in the United States through 2011. The Bank of Canada, after a period of rate tightening this year, is now holding steady and is not expected to resume raising rates until the spring of 2011. Capital market conditions should continue to improve, which will benefit our fee-based businesses. Our focus in 2011 will be to continue to deliver a strong return on equity with stable, high-quality earnings. Growth in fiscal 2011 will depend on the performance of financial and commodity markets, as well as general economic activity and business confidence.

BMO Capital Markets Financial Results
BMO Capital Markets net income decreased $53 million to $820 million, as increases in revenues were offset by higher provisions for credit losses and increases in expenses. Prior year results were affected by charges of $521 million ($355 million after tax) related to the difficult capital markets environment. There were no such charges in 2010. Revenue increased $190 million to $3,279 million. The weaker U.S. dollar reduced revenue by $140 million. Revenue growth reflected the work we have undertaken in focusing on our core client base.
          Net interest income decreased $134 million or 8.8%, reflecting lower revenues from our interest-rate-sensitive businesses, which benefited from favourable market spreads in the prior year, and a decrease in corporate banking revenues primarily due to lower asset levels. Net interest margin increased 2 basis points due to higher trading net interest income, partially offset by lower spreads in our interest-rate-sensitive businesses and a decrease in corporate lending assets.
          Non-interest revenue increased $324 million or 21% due to investment securities gains in 2010 compared to significant losses in the prior year. Mergers and acquisitions and debt underwriting fees improved considerably, while equity underwriting fees decreased from elevated levels in the prior year. Trading revenues also decreased in a less favourable trading environment with fewer market opportunities.
          The provision for credit losses was $264 million compared with $146 million in 2009, as expected losses for 2010 were anticipated to be higher a year ago.
          Non-interest expense increased $78 million to $1,822 million due to increased employee costs, as we made strategic hires across our operations to position our business for future growth, and higher other costs, including a litigation settlement. The weaker U.S. dollar decreased expenses by $73 million. The group’s productivity ratio improved from 56.5% to 55.5%, driven by the growth in revenue. Income taxes increased from 2009 primarily due to the higher proportion of income in lower-tax-rate jurisdictions in the prior year.
          Net income from U.S. operations decreased US$238 million to US$67 million, reflecting significantly lower trading revenue and decreased revenues from our interest-rate-sensitive businesses, partially offset by increases in investment securities gains and investment banking revenue. Non-interest expense increased as we continued to invest in strategic hiring.
          To position our commercial business for growth as the United States emerges from recession, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred these accounts to P&C U.S. from BMO Capital Markets in the second quarter of 2010. As a result, P&C U.S. assumed US$5.4 billion in loans and US$3.2 billion in deposits, with results for prior periods restated to reflect the transfer. Transferring accounts that are primarily lending-based to P&C U.S. allows BMO Capital Markets to direct its attention to sectors and clients where it has a differentiated competitive advantage while maintaining a clear focus on winning investment banking mandates.
BMO Capital Markets (Canadian $ in millions, except as noted)

			Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Net interest income (teb)	1,394	1,528	1,048	(134)	(9)
Non-interest revenue	1,885	1,561	1,130	324	21

Total revenue (teb)	3,279	3,089	2,178	190	6
Provision for credit losses	264	146	97	118	81
Non-interest expense	1,822	1,744	1,636	78	4

Income before income taxes	1,193	1,199	445	(6)	–
Income taxes (recovery) (teb)	373	326	(123)	47	15

Net income	820	873	568	(53)	(6)

Amortization of acquisition-related intangible assets (after tax)	–	–	1	–	–

Cash net income	820	873	569	(53)	(6)

Net economic profit	347	272	(7)	75	28
Return on equity (%)	18.8	15.7	10.4		3.1
Cash return on equity (teb) (%)	18.8	15.7	10.4		3.1
Cash operating leverage (%)	1.7	35.3	12.9		nm
Productivity ratio (teb) (%)	55.5	56.5	75.1		(1.0)
Cash productivity ratio (teb) (%)	55.5	56.4	75.1		(0.9)
Net interest margin on earning assets (%)	0.92	0.90	0.63		0.02
Average common equity	4,154	5,255	5,120	(1,101)	(21)
Average earning assets	152,116	169,033	166,504	(16,917)	(10)
Average loans and acceptances	25,437	34,873	30,825	(9,436)	(27)
Average deposits	80,401	85,458	102,951	(5,057)	(6)
Assets under administration	21,870	27,418	38,781	(5,548)	(20)
Assets under management	5,196	6,969	9,294	(1,773)	(25)
Full-time equivalent employees	2,305	2,103	2,204	202	10

nm – not meaningful
U.S. Business Selected Financial Data (US$ in millions)

			Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Total revenue (teb)	992	1,136	824	(144)	(13)
Non-interest expense	725	622	611	103	17
Net income	67	305	133	(238)	(78)
Average earning assets	48,231	56,151	60,195	(7,920)	(14)
Average loans and acceptances	5,359	7,424	9,097	(2,065)	(28)
Average deposits	25,136	30,061	33,401	(4,925)	(16)

56  BMO Financial Group 193rd Annual Report 2010

Corporate Services, including Technology and Operations
Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Our operating results reflect the impact of certain securitization and asset-liability management activities, the elimination of taxable equivalent adjustments and the impact of our expected loss provisioning methodology.
          Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Results
Operating results for T&O are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups, and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.
          Corporate Services net loss for the year was $299 million, compared with a net loss of $1,146 million in 2009. The improvement was attributable to lower provisions for credit losses and higher revenues. The provision for credit losses was $821 million lower as a result of reduced provisions charged to Corporate Services under our expected loss provisioning methodology. Included in the 2009 provision for credit losses was a $60 million increase in the general allowance for credit losses. There was no change in the general allowance in 2010. The improvement in revenues is primarily related to a decrease in the negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions, as well as the diminished impact in 2010 of funding activities in prior years that enhanced our strong liquidity position.
          As explained on page 43, BMO analyzes revenues on a teb basis at the operating group level, with an offsetting adjustment in Corporate Services. Results reflect teb reductions in net interest income and related income taxes. The impact on net interest income is itemized in the adjacent table.
Corporate Services, including Technology and Operations
(Canadian $ in millions, except as noted)

			Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Net interest income before teb offset	(425)	(1,095)	(492)	670	61
Group teb offset	(355)	(247)	(285)	(108)	(44)

Net interest income (teb)	(780)	(1,342)	(777)	562	42
Non-interest revenue	212	450	522	(238)	(53)

Total revenue (teb)	(568)	(892)	(255)	324	36
Provision for credit losses	152	973	825	(821)	(84)
Non-interest expense	147	189	41	(42)	(22)

Income (loss) before income taxes and non-controlling interest in subsidiaries	(867)	(2,054)	(1,121)	1,187	58
Income taxes (recovery) (teb)	(642)	(984)	(784)	342	35
Non-controlling interest in subsidiaries	74	76	74	(2)	(3)

Net income (loss)	(299)	(1,146)	(411)	847	74

Full-time equivalent employees	9,968	9,577	9,459	391	4

U.S. Business Selected Financial Data (US$ in millions)

			Change from 2009
As at or for the year ended October 31	2010	2009	2008	$	%

Total revenue (teb)	(155)	(265)	(138)	110	41
Provision for credit losses	227	767	783	(540)	(70)
Non-interest expense	(64)	(24)	(68)	(40)	(+100)
Income taxes (recovery) (teb)	(128)	(383)	(325)	255	67
Net income (loss)	(208)	(643)	(546)	435	67

          BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.

Financial Condition Review
Summary Balance Sheet ($ millions)

As at October 31	2010	2009	2008	2007	2006

Assets
Cash and interest bearing deposits with banks	20,554	13,295	21,105	22,890	19,608
Securities	123,399	110,813	100,138	98,277	67,411
Securities borrowed or purchased under resale agreements	28,102	36,006	28,033	37,093	31,429
Net loans and acceptances	176,643	167,829	186,962	164,095	159,565
Other assets	62,942	60,515	79,812	44,169	41,965

	411,640	388,458	416,050	366,524	319,978

Liabilities and Shareholders’ Equity
Deposits	249,251	236,156	257,670	232,050	203,848
Other liabilities	135,933	126,719	134,761	114,330	96,743
Subordinated debt	3,776	4,236	4,315	3,446	2,726
Capital trust securities	800	1,150	1,150	1,150	1,150
Preferred share liability	–	–	250	250	450
Shareholders’ equity	21,880	20,197	17,904	15,298	15,061

	411,640	388,458	416,050	366,524	319,978

Overview
Total assets increased $23.2 billion or 6.0% from the prior year to $411.6 billion at October 31, 2010, despite the impact of the weaker U.S. dollar on U.S.-dollar-denominated assets, which reduced the increase by approximately $5.3 billion. The year-end exchange rate is used for translation of assets and liabilities and the U.S. dollar was weaker at October 31, 2010, than at October 31, 2009. The $23.2 billion increase reported in assets primarily reflects increases in securities of $12.6 billion, net loans and acceptances of $8.8 billion and cash and interest bearing deposits with banks of $7.3 billion, as well as a $1.9 billion increase in derivative instruments, which are included in other assets in the adjacent table. Securities borrowed or purchased under resale agreements fell by $7.9 billion.
          Total liabilities and shareholders’ equity increased $23.2 billion or 6.0%. There was a $13.1 billion increase in deposits, a $9.2 billion increase in other liabilities and a $1.7 billion increase in shareholders’ equity.
Cash and Interest Bearing Deposits with Banks
Cash and interest bearing deposits with banks increased $7.3 billion to $20.6 billion in 2010, reflecting the growth in cash invested on a short-term basis with the U.S. Federal Reserve, a response to deposit growth and lower loan balances in certain businesses in the United States.

BMO Financial Group 193rd Annual Report 2010  57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Securities ($ millions)

As at October 31	2010	2009	2008	2007	2006

Investment	–	–	–	–	14,166
Trading	71,710	59,071	66,032	70,773	51,820
Available-for-sale	50,543	50,257	32,115	26,010	–
Other	1,146	1,485	1,991	1,494	1,414
Loan substitute	–	–	–	–	11

	123,399	110,813	100,138	98,277	67,411

Securities increased $12.6 billion to $123.4 billion in 2010. Trading securities increased $12.6 billion to $71.7 billion, mainly due to an increase in U.S. government issued securities and corporate equity securities backing equity derivatives trading and our equity-linked notes program. Further details on the composition of securities are provided in Note 3 on page 116 of the financial statements.
Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements decreased $7.9 billion to $28.1 billion, largely as a result of client demand.
Loans and Acceptances ($ millions)

As at October 31	2010	2009	2008	2007	2006

Residential mortgages	48,715	45,524	49,343	52,429	63,321
Consumer instalment and other personal	51,159	45,824	43,737	33,189	30,418
Credit cards	3,308	2,574	2,120	4,493	3,631
Businesses and governments	68,338	68,169	84,151	62,650	56,030
Acceptances	7,001	7,640	9,358	12,389	7,223

Gross loans and acceptances	178,521	169,731	188,709	165,150	160,623
Allowance for credit losses	(1,878)	(1,902)	(1,747)	(1,055)	(1,058)

Net loans and acceptances	176,643	167,829	186,962	164,095	159,565

Net loans and acceptances increased $8.8 billion to $176.6 billion, despite the impact of the weaker U.S. dollar, which lowered the increase by $4.0 billion. Consumer instalment and other personal loans increased $5.3 billion, reflecting continued growth in demand for personal lending products, particularly in the Canadian market. Residential mortgages increased $3.2 billion, reflecting strong growth in Canada in the first half of 2010, as homebuyers chose to finance their purchases before the introduction of the Harmonized Sales Tax in Ontario and British Columbia, as well as lower levels of securitization activity. These factors were partially offset by lower mortgage balances in the United States, reflecting secondary market sales. Credit card loans increased $0.7 billion due to the Diners Club business acquisition and lower levels of securitization activity. Overall loan growth was increased by US$1.3 billion by the Rockford, Illinois-based bank transaction and $1.0 billion by the Diners Club business acquisition.
          Table 11 on page 102 provides a comparative summary of loans by geographic location and product. Table 13 on page 103 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on page 40 and further details on loans are provided in Notes 4, 5 and 8 to the financial statements, starting on page 120.
Other Assets
Other assets increased $2.4 billion to $62.9 billion, primarily reflecting an increase of $1.9 billion in derivative financial instrument assets. The year-over-year increase was primarily due to movements in interest rates and their impact on the valuation of contracts. Volatility in interest rates increases the value of derivative assets and liabilities, usually comparably. Derivative instruments are detailed in Note 10 on page 130 of the financial statements.
Deposits ($ millions)

As at October 31	2010	2009	2008	2007	2006

Banks	19,435	22,973	30,346	34,100	26,632
Businesses and governments	130,773	113,738	136,111	121,748	100,848
Individuals	99,043	99,445	91,213	76,202	76,368

	249,251	236,156	257,670	232,050	203,848

Deposits increased $13.1 billion to $249.3 billion. The weaker U.S. dollar reduced deposit growth by $5.6 billion. Deposits from businesses and governments, which account for 52% of total deposits, increased $17.0 billion, largely as a result of the replacement of maturing deposits by banks and funding our growth in loans and securities. Deposits from individuals, which account for 40% of total deposits, decreased $0.4 billion but increased $1.2 billion in source currency. Deposits by banks, which account for 8% of total deposits, decreased $3.5 billion due to maturing deposits, as noted above. The growth in deposits includes the addition of US$1.9 billion as a result of the Rockford transaction. Further details on the composition of deposits are provided in Note 15 on page 140 of the financial statements and in the Liquidity and Funding Risk section on page 85.
Other Liabilities
Other liabilities increased $9.2 billion to $135.9 billion. Securities sold but not yet purchased increased $4.4 billion and securities lent or sold under repurchase agreements increased $0.8 billion, mainly due to client-driven trading activities related to market opportunities. Derivative liabilities increased $3.2 billion, mainly due to the same reasons described above for derivative assets. Further details on the composition of other liabilities are provided in Note 16 on page 141 of the financial statements.
Shareholders’ Equity
Shareholders’ equity increased $1.7 billion to $21.9 billion. The increase was largely related to a $1.1 billion increase in retained earnings and the issuance of approximately 9.7 million common shares with a value of $0.5 billion through the bank’s Dividend Reinvestment and Share Purchase Plan, which is described on page 63 of the Enterprise-Wide Capital Management section. Our Consolidated Statement of Changes in Shareholders’ Equity on page 112 provides a summary of items that increase or reduce shareholders’ equity, while Note 20 on page 145 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on page 59.

58  BMO Financial Group 193rd Annual Report 2010

Enterprise-Wide Capital Management

Objective
BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:
•	meets our target regulatory capital ratios and internal assessment of required economic capital;

•	is consistent with our targeted credit ratings;

•	underpins our operating groups’ business strategies; and

•	builds depositor confidence and long-term shareholder value.
Capital Management Framework
The principles and key elements of BMO’s capital management framework are outlined in our capital management corporate policy and in our annual capital plan, which includes the results of the Internal Capital Adequacy Assessment Process (ICAAP).
          ICAAP is an integrated process that evaluates capital adequacy, and is used to establish capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the organization. The ICAAP and capital plan are developed in conjunction with BMO’s annual business plan, promoting alignment between our business and risk strategies, regulatory and economic capital requirements, and capital availability. Capital adequacy is assessed by comparing capital supply (the amount of capital available to support losses) to capital demand (the capital required to support the risks underlying our business activities as measured by economic capital). Enterprise-wide stress testing and scenario analysis are also used to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The framework seeks to ensure that we are adequately capitalized, given the risks we take, and supports the determination of limits, goals and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and line of business level. Assessments of actual and forecast capital adequacy are compared to the capital plan throughout the year, and the capital plan is updated as required, based on changes in our business activities, risk profile or operating environment.
For further discussion of the risks that underlie our business activities, refer to the Enterprise-Wide Risk Management section on page 75.

          BMO uses both regulatory and economic capital to evaluate business performance and as the basis for strategic, tactical and transactional decision-making. By allocating capital to operating units and measuring their performance in relation to the capital necessary to support the risks in their business, we seek to maximize our risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources to the high-return, strategic growth activities of our operating groups. Capital in excess of what is necessary to support our line of business activities is held in Corporate Services.
Governance
The Board of Directors and its Risk Review Committee provide ultimate oversight and approval of capital management, including our capital management corporate policy, capital plan and ICAAP results. They regularly review BMO’s capital position, capital adequacy assessments and key capital management activities. The Risk Management Committee and Capital Management Committee provide senior management oversight, and also review and discuss significant capital policies, issues and action items that arise in the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and framework related to capital and risk management and the ICAAP. Our ICAAP operating processes are reviewed on an annual basis by our Corporate Audit division.
2010 Regulatory Capital Review
Regulatory capital requirements for the consolidated entity are currently determined on a Basel II basis. BMO uses the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk-weighted assets (RWA) in our portfolio and the Standardized Approach to determine operational RWA. In 2010, BMO’s U.S. retail banking subsidiary Harris Bancorp, Inc. used the Standardized Approach to determine credit RWA. BMO’s market RWA are primarily determined using the Internal Models Approach, but the Standardized Approach is used for some exposures.
          The AIRB Approach is the most advanced of the approaches for determining credit risk capital requirements under Basel II. It utilizes sophisticated techniques to measure RWA at the borrower level, based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given default, exposure at default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so they reflect changes in economic and credit conditions.
          Under the Standardized Approach, operational risk capital requirements are determined by the size and type of our lines of business. Gross income, as defined under Basel II, serves as a proxy for the size of the line of business and as an indicator of operational risk. Gross income is segmented into eight regulatory business lines by business type, and each segment amount is multiplied by a corresponding factor prescribed by the Basel II framework to determine its operational risk capital requirement. For further details on Basel II, refer to the Enterprise-Wide Risk Management section starting on page 75.
BMO Financial Group 193rd Annual Report 2010  59

MANAGEMENT’S DISCUSSION AND ANALYSIS

          BMO’s total RWA were $161.2 billion at October 31, 2010, down from $167.2 billion in 2009. The decrease was primarily attributable to the impact of the weaker U.S. dollar, which reduced the translated value of U.S.-dollar-denominated RWA, and lower corporate and commercial RWA. These factors were partially offset by an increase in retail loan, securitization and operational risk RWA. The table below provides a breakdown of our RWA by risk type.
Risk-Weighted Assets ($ millions)

As at October 31	2010	2009

Credit risk	136,290	143,098
Market risk	5,217	6,578
Operational risk	19,658	17,525

Total RWA	161,165	167,201

Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and certain other deductions required under Basel II. Our Tier 1 capital was $21.7 billion at October 31, 2010, up from $20.5 billion in 2009. The increase was primarily attributable to growth in common shareholders’ equity, partially offset by the impact of a redemption of innovative hybrid capital, as outlined under Capital Management Activities.
          Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in insurance subsidiaries and other substantial investments, along with other sundry Basel II deductions. Total capital was $25.6 billion at October 31, 2010, up from $24.9 billion in 2009. This increase was primarily attributable to growth in common shareholders’ equity, partially offset by the impact of capital redemptions, as outlined under Capital Management Activities.
          Our objective is to maintain strong capital ratios that meet both current and expected regulatory requirements. The Tier 1 Capital Ratio and Tangible Common Equity Ratio are our key measures of capital adequacy, and both were strong in 2010.

The Tier 1 Capital Ratio, Tangible Common Equity Ratio, Total Capital Ratio and Assets-to-Capital Multiple are our primary capital measures.
The Tier 1 Capital Ratio is defined as Tier 1 capital divided by RWA.
The Tangible Common Equity Ratio is defined as common shareholders’ equity less goodwill and intangibles, divided by RWA.
The Total Capital Ratio is defined as total capital divided by RWA.
The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.
Basel II Regulatory Capital ($ millions)

As at October 31	2010	2009

Common shareholders’ equity	18,753	17,132
Non-cumulative preferred shares	2,571	2,571
Innovative Tier 1 capital instruments	2,542	2,907
Non-controlling interest in subsidiaries	23	26
Goodwill and excess intangible assets	(1,619)	(1,569)
Accumulated net after-tax unrealized losses on available-for-sale equity securities	–	(2)

Net Tier 1 capital	22,270	21,065
Securitization-related deductions	(165)	(168)
Expected loss in excess of allowance (AIRB Approach)	–	(61)
Substantial investments and investments in insurance subsidiaries	(427)	(374)

Adjusted Tier 1 capital	21,678	20,462

Subordinated debt	3,776	4,236
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	10	–
Eligible portion of general allowance for credit losses	292	296

Total Tier 2 capital	4,878	5,332
Securitization-related deductions	(29)	(7)
Expected loss in excess of allowance (AIRB Approach)	–	(60)
Substantial investments and investments in insurance subsidiaries	(890)	(868)

Adjusted Tier 2 capital	3,959	4,397

Total capital	25,637	24,859

The Tier 1 Capital Ratio was 13.45% at October 31, 2010, up from 12.24% in 2009. The Tangible Common Equity Ratio increased from 9.21% in 2009 to 10.47% at October 31, 2010. The year-over-year increase in the ratios reflects a reduction in RWA and an increase in capital. The ratios were maintained at strong levels during 2010 in anticipation of pending regulatory capital changes and the adoption of International Financial Reporting Standards (IFRS) and in order to maintain financial strength and flexibility as we continue to execute our growth strategy. Further details on the potential impact of proposed regulatory capital changes and IFRS are provided in the next section.
          The Common Equity Ratio, a new measure that is increasingly being monitored by banks, will become a regulatory capital ratio under Basel III (see next section for further information on the definition of the ratio and Basel III requirements). The bank’s Common Equity Ratio was 10.26% on a Basel II basis at October 31, 2010, up from 8.95% in 2009.

60  BMO Financial Group 193rd Annual Report 2010

          Our Total Capital Ratio was 15.91% at October 31, 2010, up from 14.87% in 2009. Both our Tier 1 and Total Capital Ratios remain well above the current minimum capital ratios stipulated by the Office of the Superintendent of Financial Institutions Canada (OSFI) of 7% and 10%, respectively, for a well-capitalized financial institution. BMO’s Assets-to-Capital Multiple was 14.5 at October 31, 2010, up from 14.1 in 2009. The multiple remains well below the current maximum permitted by OSFI.
          As noted in the Provisions for Income Taxes section, we hedge the foreign exchange risk arising from our net investment in our U.S. operations by funding the net investment in U.S. dollars. This strategy reduces the impact on our capital ratios of changes in foreign exchange rates, as the effect of foreign currency adjustments to Tier 1 capital arising from changes in the value of the Canadian dollar is partially offset by the change in the Canadian-dollar equivalent of U.S.-dollar-denominated RWA.
          BMO conducts business through a variety of corporate structures, including subsidiaries and joint ventures. All of our subsidiaries must meet the regulatory and legislative requirements of the jurisdictions in which they operate. A framework is in place to ensure that subsidiaries and their parent entities have access to capital and funding to support their ongoing operations under both normal and stressed conditions.
Potential Impacts of Proposed Regulatory Capital Changes and Conversion to IFRS
Over the past two years, global regulators have proposed reforms that are intended to strengthen the banking sector regulatory capital and liquidity frameworks and strengthen the resilience of individual banking institutions in periods of stress. Collectively, these new global standards are referred to as “Basel III”. Based on regulatory guidance provided to date, the key building blocks of Basel III from a regulatory capital perspective include:
•	raising the quality of capital that banks are required to hold to ensure banks are better able to absorb losses on both a going-concern and liquidation basis;

•	increasing risk capital requirements, particularly for market risk, securitizations and counterparty credit risk;

•	introducing new regulatory capital ratios – the Common Equity Ratio and the Leverage Ratio – to complement the existing Tier 1 Capital Ratio and Total Capital Ratio; and

•	increasing minimum capital requirements.
The Basel III rules are expected to be implemented in a phased approach. The final requirements and transition period applicable to BMO will be established by OSFI. Market risk and securitization exposure RWA changes are expected to be implemented in fiscal 2012. Counterparty credit risk and other RWA changes are scheduled to be implemented on January 1, 2013, and new capital deductions are scheduled to be phased in at 20% per year beginning on January 1, 2014 and ending January 1, 2018. New minimum regulatory capital ratio requirements are scheduled to be implemented over a transition period that runs from January 1, 2013 to January 1, 2019, or earlier, depending on local regulatory requirements. The minimum capital ratio requirements will include a capital conservation buffer that can absorb losses during periods of stress. If a bank operates within the buffer, restrictions on earnings distributions (e.g. dividends, equity repurchases, and discretionary compensation) would likely ensue, with the degree of such restrictions varying with the position within the buffer range. Moreover, subject to the discretion of the bank supervisory or regulatory authorities, a countercyclical capital buffer requirement ranging from 0% to 2.5% of RWA could also be imposed on banking organizations when it is deemed that excess aggregate credit growth has resulted in a build-up of systemic risk. This countercyclical capital buffer, when in effect, would serve as an additional buffer that supplements the capital conservation buffer.

Under Basel III, two new regulatory capital metrics are expected to be introduced:
The Common Equity Ratio is defined as common equity less required capital deductions, divided by risk-weighted assets. This ratio is also referred to as the Tier 1 Common Ratio.
The Leverage Ratio is defined as Tier 1 capital divided by on-balance sheet assets and specified off-balance sheet items net of specified deductions.
          Non-common share Tier 1 and Tier 2 capital instruments must meet new requirements to qualify as regulatory capital under Basel III. Existing instruments that do not meet these new requirements are expected to be subject to grandfathering provisions and phased out over a 10-year period beginning January 1, 2013. Using a base equal to the amount of such instruments outstanding on January 1, 2013, their recognition is expected to be capped at 90% from January 1, 2013, with the cap reducing by 10 percentage points in each subsequent year. In addition, instruments with an incentive to be redeemed are expected to be phased out at their effective maturity date. Under the proposed rules, a large majority of the bank’s existing innovative Tier 1 capital (BMO Capital Trust Securities and BMO Tier 1 Notes) and Tier 2 subordinated debt instruments are not expected to qualify as regulatory capital once the rules are fully implemented. We expect the regulatory capital treatment of the bank’s other non-common share capital instruments and related grandfathering treatment to be determined after the Basel Committee on Banking Supervision (BCBS)  finalizes its position on contingent capital in fiscal 2011.
          The proposed final minimum capital ratio requirements under Basel III are higher than current Canadian requirements as established by OSFI under Basel II and are summarized in the following table.
Regulatory Requirements (%)

	Common	Tier 1	Total
	Equity	Capital	Capital	Leverage
	Ratio	Ratio	Ratio	Ratio	(2)

Basel III – January 1, 2013 requirements
Stated minimum requirements (1)	3.5	4.5	8.0	3.0

Plus: Capital Conservation buffer requirements	0.0	0.0	0.0	na

Effective minimum requirements (1)	3.5	4.5	8.0	3.0

Basel III – January 1, 2019 requirements
Stated minimum requirements (1)	4.5	6.0	8.0	3.0

Plus: Capital Conservation buffer requirements	2.5	2.5	2.5	na

Effective minimum requirements (1)	7.0	8.5	10.5	3.0

OSFI Basel II – Current requirements	na	7.0	10.0	na	(3)

(1)	The final requirements and transition periods will be established by OSFI.

(2)	A 3% minimum leverage ratio has been proposed by the BCBS. It will be subject to analysis during a four-year parallel run test period, beginning January 1, 2013. Depending upon the results of the parallel run testing, there could be subsequent adjustments, which are targeted to be finalized in 2017, with the final leverage ratio requirement effective January 1, 2018.

(3)	OSFI currently monitors the Assets-to-Capital Multiple, which is based on total capital. The proposed Basel III leverage ratio is based on Tier 1 capital.

na – not applicable

BMO Financial Group 193rd Annual Report 2010  61

MANAGEMENT’S DISCUSSION AND ANALYSIS

           We believe the Common Equity Ratio and the Tier 1 Capital Ratio are the most important capital ratios under Basel III. After full implementation of announced Basel III capital deductions and RWA changes and including the potential impact of certain key changes associated with the adoption of IFRS, based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section on page 71, BMO’s pro-forma October 31, 2010 Common Equity Ratio and Tier 1 Capital Ratio would be 7.8% and 10.4%, respectively, exceeding the announced Basel III 2019 minimum capital requirements. The pro-forma ratios are derived using our October 31, 2010 balance sheet and are based on our understanding of the proposed regulatory rules, which are not yet finalized and are subject to further change. The pro-forma ratios do not reflect management actions that may be taken to mitigate the impact of the changes, the benefit of additional retained earnings growth over time that could be available to meet these requirements, or factors beyond the control of management. We believe BMO is also well-positioned to meet the other capital requirements.
          Under the above view, the bank’s regulatory common equity would decrease by $1.5 billion from $16.5 billion to $15.0 billion as of October 31, 2010 and its Tier 1 capital would decrease by $1.7 billion from $21.7 billion to $20.0 billion. Regulatory common equity and Tier 1 capital decrease relative to reported October 31, 2010 Basel II results, primarily because of the impact of the adoption of IFRS on retained earnings, as well as a new capital deduction for intangible assets. These factors are partially offset by the removal of certain existing deductions from capital and their conversion to higher levels of RWA. We have assumed existing non-common share Tier 1 capital instruments are fully included in Tier 1 capital for purposes of this calculation. Certain of these instruments do not meet Basel III capital requirements and are expected to be subject to the grandfathering provisions previously noted. We expect to be able to refinance non-common capital instruments as and when necessary to meet applicable non-common capital requirements.
          Our RWA as at October 31, 2010 would increase by $31.3 billion from $161.2 billion to $192.5 billion, primarily due to higher counterparty credit risk RWA ($23.4 billion) and, to a lesser extent, higher market risk RWA and the conversion of certain existing Basel II capital deductions to RWA ($7.9 billion), as noted above. The quantification of the change in counterparty credit risk RWA is based on Basel III proposals developed earlier this year. There continues to be significant ongoing discussion concerning the approach to quantifying counterparty credit risk and, as a result, there is considerable uncertainty regarding the final impact on RWA. The expected introduction of central clearing agencies for certain derivative transactions, together with management, actions are expected to significantly mitigate the increase in counterparty credit risk RWA noted above.
          As previously noted, the regulatory treatment of capital deductions is scheduled to change between January 1, 2013 and January 1, 2018. Based on the same underlying assumptions as above but using the January 1, 2013 transitional arrangements for capital deductions, the bank’s pro-forma October 31, 2010 Common Equity Ratio and Tier 1 Capital Ratio would be 9.0% and 10.8%, respectively, higher than the 2019 requirements. The Common Equity Ratio is higher under the 2013 transitional view than under the 2018 view because the $1.5 billion goodwill deduction is initially taken from non-common share Tier 1 capital in 2013. Between 2013 and 2018, the goodwill deduction is scheduled to change to a deduction from common equity, lowering the Common Equity Ratio. The treatment of intangible assets and new Basel III deductions have a similar impact on the 2013 to 2018 Common Equity and Tier 1 Ratios.
          A number of other potential regulatory changes are still being finalized. For example, counterparty credit risk requirements and countercyclical capital buffer requirements have not yet been finalized and a fundamental review of trading book capital requirements is planned for 2011. In addition, the BCBS is working with the Financial Stability Board to address the risk of systemically important banks and has recommended that for such banks, additional capital requirements be adopted, such as capital surcharges and contingent capital. These changes could affect the amount of capital that we hold to meet regulatory requirements.
          BMO’s strong capital levels position us well to adopt both the announced regulatory changes and IFRS accounting changes in the coming years. We do not expect the announced changes in regulatory capital requirements to materially affect our strategic or tactical direction.
Economic Capital Review
Economic capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 75. Economic capital is a key element of our risk-based capital management and ICAAP framework.
Capital Management Activities
There were no share issuances in 2010, other than through the bank’s Shareholder’s Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. We redeemed $500 million 4.00% Series C Medium-Term Notes, Tranche 1 on January 21, 2010 and $350 million BMO Capital Trust Securities – Series A (BMO BOaTS – Series A) on June 30, 2010. On November 23, 2010, we announced our intention to redeem the $400 million BMO Capital Trust Securities – Series B (BMO BOaTS – Series B) on December 31, 2010. Further details are provided in Notes 18 and 20 on pages 142 and 145 of the financial statements.
          On October 27, 2010, we announced our intention to renew our normal course issuer bid, subject to the approval of OSFI and the Toronto Stock Exchange, under which we may repurchase for cancellation up to 15 million BMO common shares (representing approximately 2.7% of the public float). No common shares were repurchased under our previous normal course issuer bid, which expired on December 1, 2010.
Dividends
BMO’s target dividend payout range over the medium term is 45% to 55% of net income available to common shareholders. The target is indicative of our confidence in our continued ability to increase earnings and our strong capital position. BMO’s target dividend payout range seeks to provide shareholders with stable income, while ensuring

62  BMO Financial Group 193rd Annual Report 2010

sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.
          Dividends declared per common share in 2010 totalled $2.80. Annual dividends declared in 2010 represented 58.8% of net income available to common shareholders. We continue to focus on increasing our earnings, which we expect will result in a dividend payout ratio within our target range. Over the long term, BMO’s dividends are generally increased in line with trends in earnings per share growth.
          At year end, BMO’s common shares provided a 4.6% annual dividend yield based on the year-end closing share price. On December 7, 2010, BMO announced that the Board of Directors declared a quarterly dividend on common shares of $0.70 per share, unchanged from both the prior quarter and a year ago.
          Under the Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan), the bank may offer a discount of up to 5% from the average market price (as defined in the Plan) on common shares newly issued from treasury. In fiscal 2010, common shareholders who elected to reinvest dividends in common shares of BMO were issued shares from treasury at a 2% discount from the average market price. Effective with the November 26, 2010 dividend payment, the discount is no longer offered until such time as we elect otherwise.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.
Outstanding Shares and Securities Convertible into Common Shares

	Number of shares or dollar amount		Dividends declared per share
As at November 25, 2010			2010		2009		2008

Common shares		566,526,090		$2.80		$2.80		$2.80
Class B Preferred shares
Series 5		$200,000,000		$1.33		$1.33		$1.33
Series 13		$350,000,000		$1.13		$1.13		$1.13
Series 14		$250,000,000		$1.31		$1.31		$1.48
Series 15		$250,000,000		$1.45		$1.45		$0.94
Series 16		$300,000,000		$1.30		$1.30		$0.55
Series 18		$150,000,000		$1.62		$1.55		$–
Series 21		$275,000,000		$1.62		$1.11		$–
Series 23		$400,000,000		$1.60		$0.59		$–
Convertible into common shares:
Class B Preferred shares (1)
Series 6 (2)		$–		$–		$–		$1.19
Series 10	US$	300,000,000	US$	1.49	US$	1.49	US$	1.49
Stock options
– vested		7,470,000
– nonvested		7,560,000

(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

(2)	Redeemed on November 25, 2008.

Note 20 on page 145 of the financial statements includes details on share capital.
Caution
This Enterprise-Wide Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

At the request of the G7 finance ministers and central bank governors, The Financial Stability Forum (since re-established as the Financial Stability Board) issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, the report encouraged enhanced disclosure related to financial instruments that markets had come to regard as carrying higher risk. We expanded our discussion of certain financial instruments in 2008 in keeping with these developments and we have continued to report on them, together with other financial instruments, to put exposures in context relative to our portfolio. We have also followed a practice of reporting on significant changes in our interim MD&A.
Caution
Given the uncertainty in the capital markets environment, our capital markets instruments could experience valuation gains and losses due to changes in market value. This section, Select Financial Instruments, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 29.
Consumer Loans
In Canada, our consumer loan portfolio totalled $85.7 billion at October 31, 2010 and is comprised of three main asset classes: residential mortgages (48%), instalment and other personal loans (48%) and credit card loans (4%).
          In the United States, our consumer loan portfolio totalled US$15.0 billion and is also primarily comprised of three asset classes: residential first mortgages (34%), home equity products (33%) and indirect automobile loans (29%).
          The following is a discussion of subprime mortgage loans, Alt-A mortgage loans and home equity products, portfolios that have been of increased investor interest in the economic environment of the past few years. It also includes a discussion on repurchased mortgages.
Subprime Mortgage Loans
In the United States, subprime loans are typically considered to be those made to borrowers with credit bureau scores of 620 or less. We do not originate subprime mortgages through a subprime mortgage program in the United States; however, we make loans available in the United States to individuals with credit scores below 620 as part of our compliance with lending requirements under the Community Reinvestment Act. We also occasionally lend to parties with credit scores below 620 when there are other strong qualification criteria. As a result, we have US$0.27 billion of first mortgage loans outstanding with subprime characteristics at the date of authorization. A small portion of these are uninsured loans with a loan-to-value ratio of greater than 80% at issuance. At year end, US$15.8 million or 5.94% (US$18.5 million or 6.29% in 2009) of the US$0.27 billion of loans were 90 days or more in arrears. This compares with a rate of 4.46% for BMO’s total U.S. first mortgage loan portfolio.
          We also had net exposure of US$69 million (US$101 million in 2009) to a business that buys distressed mortgages (including subprime mortgages) at a discounted price.
          Home equity products are secured by the homeowner’s equity and rank subordinate to any existing first mortgage on the property. In the United States, we have a US$5.0 billion home equity loan portfolio, which amounted to 2.9% of BMO’s total loan portfolio at October 31, 2010. Of the U.S. home equity portfolio, loans of US$0.28 billion were extended to customers with credit bureau scores below 620 and would be categorized as subprime loans. Of these, only US$7 million or 2.56% (US$7 million or 2.1% in 2009) were 90 days or more in arrears.
          In Canada, BMO does not have any subprime mortgage programs, nor do we purchase subprime mortgage loans from third-party lenders. BMO mortgage lending decisions incorporate a full assessment of the customer and loan structure. Credit score is only one component of our credit adjudication process and consequently, we do not categorize loans based upon credit scores alone.

BMO Financial Group 193rd Annual Report 2010  63

MANAGEMENT’S DISCUSSION AND ANALYSIS

A nominal amount of mortgage loans with subprime characteristics are held in certain BMO-sponsored Canadian conduits that hold third-party assets, as described in the discussion of those conduits that follows.
          In Canada, we have a $21.2 billion home equity line of credit portfolio ($36.1 billion authorized). The portfolio is of high quality, with only 0.11% (0.11% in 2009) of loans in the portfolio 90 days or more in arrears. Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 71% of the total portfolio. We also have a $0.25 billion home equity instalment loan portfolio, in which $2 million of loans were 90 days or more in arrears.
Alt-A First Mortgage Loans
In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. The U.S. loan portfolio had two loan programs that met this definition – our Easy Doc and No Doc programs. We discontinued offering the Easy Doc and No Doc programs in the third quarter of 2008. Loans under the No Doc program, which comprise most of the exposure in this class, required minimum credit bureau scores of 660 and maximum loan-to-value ratios of 80% (90% with private mortgage insurance). Due to these lending requirements, the credit quality of our Alt-A portfolio is strong and the loans have performed relatively well. In the United States, our direct Alt-A loans totalled US$0.9 billion at year end (US$1.2 billion in 2009). Of these, US$61 million or 6.42% (US$65 million or 5.23% in 2009) were 90 days or more in arrears. This compares with a rate of 4.46% (2.77% in 2009) for BMO’s total U.S. first mortgage loan portfolio.
          BMO also offered two limited documentation programs within the home equity loan portfolio in the United States, which would be categorized as Alt-A if they were in the first mortgage loan portfolio. As of October 31, 2010, the amount authorized under these programs was US$0.9 billion, of which US$0.6 billion was outstanding. Loans made under these programs have the same strong credit score and loan-to-value requirements as the first mortgage loan portfolio, and as such the portfolio has performed well. As at October 31, 2010, US$11 million or 1.78% (US$6 million or 0.95% in 2009) of the loans in this portfolio were 90 days or more in arrears. This compares with a rate of 1.29% (1.10% in 2009) for BMO’s total U.S. home equity loan portfolio.
          Subprime and Alt-A loans are generally considered to carry higher risk than traditional prime loans. We also consider loans to customers with credit scores between 620 and 660 and a loan-to-value ratio above 80% (without private mortgage insurance) to be a higher-risk component of our portfolio. At year end, this component represented a negligible amount within our total U.S. loan portfolio.
          In Canada, we do not have a mortgage program that we consider to be Alt-A. In the past, we may have chosen to not verify income or employment for certain customers when there were other strong qualifications that supported the creditworthiness of the loan as part of our credit adjudication process; however, this approach is no longer in use. We also have a Newcomers to Canada/non-resident mortgage program that permits limited income verification but has other strong qualification criteria. At October 31, 2010, there was approximately $3.0 billion ($2.4 billion in 2009) outstanding under this program. Of this, only $15 million or 0.50% ($12 million or 0.50% in 2009) of the loans were 90 days or more in arrears, reflecting the high credit quality of these loans. A nominal amount of mortgage loans with Alt-A characteristics are held in certain BMO-sponsored Canadian conduits that hold third-party assets, as described in the discussion of those conduits that follows.
Mortgage Repurchases
From time to time, Harris sells fixed-rate mortgage loans originated within its branch network to the Federal Home Loan Mortgage Corporation (Freddie Mac), a corporation chartered by the United States federal government. Generally, mortgage loan purchasers, including Freddie Mac, have the right to require a mortgage loan seller to repurchase a loan when it is subsequently determined that the loan did not meet the terms and conditions of the purchase and sale agreement at the time of sale. The recent distress in the mortgage loan market has prompted purchasers, such as Freddie Mac, to increase their review of loans purchased to determine if sellers are required to repurchase loans that did not meet the terms and conditions of the purchase and sale agreement at the time of sale. P&C U.S. has received a total of 41 requests to repurchase mortgage loans totalling US$7.2 million in fiscal 2010, of which approximately half were repurchased, one quarter were determined to have met the terms and conditions of the purchase and sale agreement and were not repurchased, and one quarter remain under discussion. At this time, we do not anticipate material losses from future mortgage loan repurchase obligations.
Euro Zone Exposures
In the euro zone, BMO’s direct credit exposures in Greece, Ireland, Italy, Portugal and Spain are primarily to banks for trade finance, lending and trading products. Exposures remain modest at $194 million. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These totalled $271 million at the end of the year.
     The BMO-managed structured investment vehicles (SIVs) had exposure with a par value of $243 million to banks in these countries as at October 31, 2010. Included in the exposure was $203 million par value of Irish bank and insurance company subordinated debt. Subsequent to year end, the SIVs recorded a $143 million impairment charge against this amount. This impairment charge reduces the book value of the SIVs’ subordinated capital notes, with no direct impact on BMO’s financial results. Subsequent to year end, the SIVs’ exposure to the noted countries was reduced by $40 million par value related to the sale of non-Irish debt. The impact of the impairment charge and the sale reduces the SIVs’ par value exposure to the banks in these countries to $60 million.
Leveraged Finance
Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has exposure to leveraged finance loans, which represent less than 1% of our total assets, with $3.3 billion outstanding as at October 31, 2010, down approximately $300 million from a year ago. Of this amount, $219 million or 6.6% of loans were classified as impaired ($201 million or 5.6% in 2009).
Monoline Insurers and Credit Derivative Product Companies
At October 31, 2010, BMO’s direct exposure to companies that specialize in providing default protection amounted to $121 million in respect of the mark-to-market value of counterparty derivatives and $9 million in respect of the mark-to-market value of traded credits ($256 million and $19 million in 2009). The cumulative adjustment for counterparty credit risk recorded against these exposures was $40 million ($20 million in 2009).
          Approximately 41% of the $121 million gross exposure is related to counterparties rated AA+ by Standard & Poor’s (S&P). The remainder is largely related to counterparties rated below investment grade. In 2009, 60% of the $256 million exposure was related to counterparties rated A or better by S&P. Moody’s Investors Services (Moody’s) credit ratings are lower. The notional value of direct contracts involving monoline insurers and credit derivative product companies was approximately $3.4 billion ($3.8 billion in 2009). Most contracts with these companies relate to collateralized debt obligations (CDOs) and credit default swaps (CDSs) within our trading portfolio and provide protection against losses arising from defaults. These instruments have minimal subprime exposure. Certain credit derivative product counterparty exposures are discussed further in the Exposure to Other Select Financial Instruments section.
          At October 31, 2010, BMO also held $811 million of securities insured by monoline insurers, of which $629 million were municipal bonds ($901 million and $630 million in 2009). General obligation municipal bonds, which have a charge on the taxing authority of the municipality, represent 89% of our municipal bond portfolio. Approximately 93% (91% in 2009) of the municipal bond portfolio is rated investment grade, including the benefits of the insurance guarantees. Approximately 85% (approximately 77% in 2009) of the municipal bond holdings have ratings exclusive of the insurance guarantees and all of those are rated investment grade.

64  BMO Financial Group 193rd Annual Report 2010

BMO-Sponsored Securitization Vehicles
BMO sponsors various vehicles that fund assets originated by either BMO (bank securitization vehicles) or its customers (Canadian customer securitization vehicles and U.S. customer securitization vehicle). We earn fees for providing services related to the securitizations in the customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $97 million in 2010 and $93 million in 2009. Further disclosure on the impact of IFRS on these vehicles is provided on pages 70 to 73.
Bank Securitization Vehicles
Periodically, we sell loans to off-balance sheet entities or trusts, either for capital management purposes or to obtain alternate sources of funding. Gains on sales to the securitization vehicles, as well as revenues paid to us for servicing the loans sold, are recognized in income.
          BMO has retained interests in our three bank securitization vehicles, as we sometimes choose to or are required to purchase subordinated interests or maintain cash deposits in the entities, and we have also recorded deferred purchase price amounts. These latter amounts represent the portion of gains on sales to securitization vehicles that have not been received in cash. Retained interests recorded as assets in our Consolidated Balance Sheet as at October 31, 2010 and 2009 were $916 million and $1,015 million, respectively. In the event there are defaults on certain of the assets held by the vehicles, retained interests in those assets may not be fully recoverable and would then be written down. In addition, prepayments and changes in interest rates will affect the expected cash flows from the vehicles, which may result in partial write-downs of retained interests. During the year ended October 31, 2010, there was a $13 million write-down of retained interests in bank securitization vehicles ($12 million of write-downs in 2009).
          The assets of two of the vehicles consist of Canadian residential mortgages and the third holds Canadian credit card loans transferred from BMO. Our investment in the asset-backed commercial paper (ABCP) of vehicles that hold residential mortgages was $105 million ($55 million in 2009). ABCP issued by the vehicles holding mortgages is rated R-1 (high) by DBRS Limited (DBRS) and Prime-1 by Moody’s. We have provided $5.1 billion in liquidity facilities to the two vehicles that hold residential mortgages and no amounts had been drawn against these facilities at October 31, 2010. We have not provided liquidity facilities to the vehicle that holds credit card loans as it issues longer-term asset-backed securities and not ABCP. We hold subordinated notes issued by the credit card securitization vehicle with a face value of $257 million ($269 million in 2009). The asset-backed securities issued to third-party investors by the vehicle holding credit card loans are rated AAA by DBRS and Aaa by Moody’s. Further information on the impact of securitization activities on the consolidated financial statements is outlined in Note 8 on page 126 of the financial statements.
Canadian Customer Securitization Vehicles
The customer securitization vehicles we sponsor in Canada assist our customers with the securitization of their assets to provide them with an alternate source of funding. These vehicles provide clients with access to financing in the ABCP markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. In all cases, the sellers continue to service the transferred assets and are first to absorb any realized losses on the assets.
          Our exposure to losses relates to our investment in ABCP issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.
          BMO sometimes enters into derivative contracts with these vehicles to enable them to manage their exposures to interest rate and foreign exchange rate fluctuations. The fair value of such contracts at October 31, 2010 was $14 million, which was recorded as a derivative asset in our Consolidated Balance Sheet (derivative asset of $44 million in 2009).
          Most customer securitization vehicles are funded in the market, while some are funded directly by BMO. BMO consolidates the accounts of the customer securitization vehicles where BMO provides the funding, as the majority of the gains or losses of those vehicles are expected to accrue to BMO. Included in the total assets of the bank-funded vehicles of $290 million at year end were $4 million of mortgage loans with subprime or Alt-A characteristics. No losses have been recorded on BMO’s exposure to these vehicles.
          BMO’s investment in the ABCP of the market-funded vehicles totalled $46 million at October 31, 2010 ($328 million in 2009). No losses have been recorded on these investments.
          BMO provided liquidity support facilities to the market-funded vehicles totalling $3.0 billion at October 31, 2010 ($5.8 billion in 2009). This amount comprised part of other credit instruments outlined in Note 5 on page 122 of the financial statements. All of these facilities remain undrawn. The assets of each of these market-funded customer securitization vehicles consist primarily of diversified pools of Canadian automobile receivables and Canadian residential mortgages. These two asset classes represent 65% of the aggregate assets of these vehicles. Included in these assets are $210 million of Canadian residential mortgage loans with subprime or Alt-A characteristics.
          In the event we choose to or are required to terminate our relationship with a customer securitization vehicle, we would be obligated to hold any associated derivatives until their maturity. We would no longer receive fees for providing services relating to the securitizations, as previously described.
U.S. Customer Securitization Vehicle
We sponsor a U.S. ABCP multi-seller vehicle. This customer securitization vehicle assists our customers with the securitization of their assets to provide them with alternative sources of funding. The vehicle provides funding to diversified pools of portfolios through 75 (81 in 2009) individual securitization transactions with an average facility size of US$59 million. The size of the pools ranged from US$0.7 million to US$301 million at October 31, 2010. Residential mortgages classified as subprime or Alt-A comprise 0.4% of the portfolio.
          Approximately 63% of the vehicle’s commitments have been rated by Moody’s or S&P, and almost all of those are rated A or higher. Approximately $141 million of the commitments are insured by mono-lines, primarily MBIA Inc. and Ambac Financial Group. The guarantees relate to assets comprising debt secured by middle-market corporate loans, state lottery cash flows and pharmaceutical royalty cash flows. None of the insurance guarantees involve mortgages, asset-backed securities or structured-finance CDOs. The vehicle holds exposures secured by a variety of asset classes, including mid-market and corporate loans, commercial real estate and auto loans.
          The vehicle had US$3.2 billion of commercial paper outstanding at October 31, 2010 (US$4.4 billion in 2009). The ABCP of the vehicle is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the vehicle’s ABCP. Outstanding commercial paper has consistently been purchased by third-party investors, notwithstanding market disruptions during the financial crisis, and pricing levels are in line with those of top-tier ABCP vehicles in the United States. BMO provides committed liquidity support facilities to the vehicle. The amount of the facilities was US$3.8 billion at October 31, 2010 (US$5.7 billion in 2009), all of which was undrawn. During 2010, in accordance with the terms of the supporting liquidity agreements, BMO directly funded six of the vehicle’s commercial accounts that were of lesser credit quality. These six accounts represented commitments of US$240 million, of which US$223 million is outstanding. Three of the accounts, representing exposure of US$140 million, have been classified as impaired and we established a US$45 million provision for credit losses in the year.

BMO Financial Group 193rd Annual Report 2010  65

MANAGEMENT’S DISCUSSION AND ANALYSIS

          BMO is also a counterparty to derivative contracts with the vehicle that are used to manage its exposure to interest rates. The fair value of derivative contracts outstanding with the vehicle and recorded in our Consolidated Balance Sheet was a derivative liability of $2.2 million at October 31, 2010 ($1 million in 2009). BMO is not required to consolidate the vehicle, as the vehicle has issued an expected-loss note to a third party. The holder of the note consolidates the vehicle as the noteholder is exposed to the majority of expected losses.
          In the event we choose to or are required to terminate our relationship with the vehicle, we would be required to settle any associated derivative contracts at their fair value and would no longer receive fees for the administration of the vehicle.
Credit Protection Vehicle
We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that comprises 12 tranches of diversified corporate credits, each of which has the benefit of first-loss protection. The 12 tranches in Apex have exposure to approximately 440 corporate credits that are diversified by geographic region and industry. Approximately 69% of the corporate credits are rated investment grade (25.6% rated higher than BBB and 43.7% rated BBB) and 30.6% are rated below investment grade. The ratings of the majority of the corporate credits have stabilized in 2010, with the number on review for downgrade decreasing and the number on review for upgrade increasing.
          Apex has issued $2.2 billion of notes (Apex Notes) with remaining terms of three and six years.
          A senior funding facility of $1.13 billion has been made available to Apex, with BMO providing $1.03 billion of that facility.
          BMO has entered into CDS contracts on the net notional positions in the structure with the swap counterparties and into offsetting swaps with the vehicle. BMO has exposure to losses on the notional amount above the $3.33 billion total amount of Apex Notes and senior funding facility. Based on their notional values, the contracts will expire in 2012 (24%), 2013 (40%), 2014 (6%) and 2016 (30%).
          After giving effect to the hedges we have entered into, BMO has no net exposure through the Apex Notes to realized credit losses in the tranches. Realized credit losses in Apex would only be incurred should losses on defaults on the underlying credits exceed the first-loss protection on a tranche. As detailed below, a significant majority of Apex’s positions benefit from substantial first-loss protection. There was minimal change in the levels of first-loss protection in 2010. We have hedged the first $515 million of loss exposure on our committed exposure under the senior funding facility. As of October 31, 2010, $nil ($112 million in 2009) was advanced through BMO’s committed share of the senior facility to fund collateral calls arising from changes in mark-to-market values of the underlying CDSs.
          Two of the 12 tranches have lower levels of first-loss protection than the others. If losses were realized by Apex investors on the full notional amounts of $1,217 million in the two weakest tranches, BMO’s exposure would be $nil, given the hedges that are now in place. Each of the other 10 tranches, which have a net notional amount of $20.1 billion, is rated from A (low) to AAA and has significant first-loss protection, ranging from 13% to 29% with a weighted average of 23.2%.
Structured Investment Vehicles
We hold subordinate capital notes of two BMO London-managed structured investment vehicles (SIVs), Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland), with a carrying value of $nil. Our exposure to loss in the SIVs relates to our investments in the vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a loan facility that was put in place in order to fund the repayment of the SIVs’ senior notes.
          The fair value of our derivative contracts outstanding with the SIVs was recorded in our Consolidated Balance Sheet as a derivative asset of $30 million ($12 million in 2009). We earned investment management fees of $2 million and $3 million in 2010 and 2009, respectively, for managing these portfolios.
          In the event we choose to or are required to terminate our relationship with these vehicles, any associated derivative contracts would be settled at their fair value.
          We provide senior-ranked support for the funding of Links and Parkland through BMO loan facilities, permitting the SIVs to continue the strategy of selling assets in an orderly and value-sensitive manner.
          At October 31, 2010, amounts drawn on the facilities totalled US$4.3 billion and €478 million (US$5.8 billion and €597 million in 2009). The loan facilities totalled US$4.5 billion for Links and €508 million for Parkland at October 31, 2010. Advances under the loan facilities rank ahead of the SIVs’ subordinated capital notes. Consistent with the strategy of selling assets in an orderly manner, the pace of asset sales was measured throughout 2010 as a result of market conditions. We anticipate that the SIVs will continue the strategy of selling assets in an orderly manner based upon market conditions and that asset sales in the near future will be modest. The total amount drawn under the loan facilities is primarily affected by the pace and price of asset sales and asset maturities. Amounts funded are expected to decrease from current levels based on these factors. We expect asset maturities of US$942 million and €116 million in 2011 and US$1,450 million and € 184 million in 2012. The remaining assets mature over time.
           The par value of the assets held by Links and Parkland totalled US$5.3 billion and €624 million, respectively (US$7.1 billion and €752 million in 2009). The market value of the assets held by Links and Parkland, including hedges and cash equivalents, totalled US$4.4 billion and €551 million, respectively (US$5.5 billion and €631 million in 2009). During 2010, there were maturities and repayments of assets totalling US$1.1 billion in Links and €105 million in Parkland, as well as asset sales of US$730 million in Links and €44 million in Parkland. The SIVs’ capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investment. The book value of the subordinated capital notes in Links and Parkland at October 31, 2010 was US$689 million and €141 million, respectively. Subsequent to year end, the SIVs recorded impairment charges related to Irish bank and insurance company subordinate debt of US$113 million and €19 million on par values of US$158 million and €29 million in Links and Parkland, respectively. These charges reduce the book value of the subordinated capital notes. For both Links and Parkland, BMO believes that the first-loss protection provided by the subordinate capital notes continues to exceed future expected losses.
          Links holds a portfolio of debt securities including subordinated commercial bank debt (43%), CBOs and CLOs with underlying assets that are primarily corporate obligations (14%), residential mortgage-backed securities (16%) and commercial mortgage-backed securities (8%). Links has 54% of its assets invested in the United States, 43% in Europe and 3% in other countries. Approximately 45% of Links debt securities are rated Aa3 or better by Moody’s (51% in 2009) with 88% rated investment grade (91% in 2009). Approximately 39% are rated AA– or better by S&P (47% in 2009) with 90% rated investment grade (92% in 2009). Parkland has a higher proportion of highly-rated assets than Links, and has 64% of its assets invested in Europe, 30% in the United States and the remainder in Australia and Canada. Certain debt securities are on credit watch for a ratings downgrade.

66  BMO Financial Group 193rd Annual Report 2010

Exposure to Other Select Financial Instruments, including Collateralized Debt Obligations (CDOs)
The following table provides additional detail on select financial instruments that are held in our trading and available-for-sale portfolios. BMO’s portfolios containing CDOs and collateralized loan obligations (CLOs) are in run-off mode, resulting in reduced exposures in 2010. Most of our CDOs and CLOs are hedged with other large financial institutions. Net CDO exposure was minimal at $13 million ($16 million in 2009), and net CLO exposure was also minimal at $29 million ($125 million in 2009).
          The differences between hedged investment amounts and the carrying value of hedged investment amounts reflect mark-to-market losses, which can be recovered through total return or credit default swaps (CDSs). The underlying securities consist of a wide range of corporate assets. Approximately 15% of hedged investment amounts have been hedged through swaps with a single financial institution rated A. The value of BMO’s interest in those hedges is supported by collateral held, with the exception of relatively modest amounts as permitted under counterparty agreements. Another 60%
of hedged investment amounts relate to two counterparties rated AA- for which we have recorded $94 million of gains on hedging contracts. The remaining 25% relate to a counterparty in wind-down mode, for which no gains have been recorded on hedging contracts.
          Amounts in the table below exclude CDS protection purchased from two credit derivative product company counterparties that has a market value of US$68 million (before deduction of US$39 million of credit valuation adjustments) and a corresponding US$1.5 billion CDO notional value in CDS protection provided to other financial institutions in our role as intermediary.
          The credit rating of one of the credit derivative product company counterparties is Ba1 and the subordinated notes of the other counterparty are rated Caa1. The underlying security on the two exposures consists of three pools of broadly diversified single-name corporate and sovereign credits. Each of the pools has from 90 to 134 credits, of which 62% to 83% are investment grade with first-loss protection that ranges from 5.9% to 19.2% with a weighted average of 11.1% based on notional value.

Exposures to Other Select Financial Instruments (Canadian $ in millions) (1)

		Carrying		Carrying
		value of		value of	Cumulative
		unhedged and	Hedged	hedged	loss in value	Cumulative	Net losses
	Tranche	wrapped	investment	investment	of hedged	gain on	on hedged
As at October 31, 2010	rating	investments	amounts	amounts	investments	hedges	investments

CDOs (2)	B	13						Sundry securities
	CCC or below		232	49	(183)	183	–	Hedged with a financial institution rated A

		13	232	49	(183)	183	–

CLOs	AAA		306	284	(22)	22		Hedged with monolines rated AA-
	A– to AA+		602	560	(42)	42		Hedged with monolines rated AA-
	A– to AA+		370	341	(29)		(29)	No hedge gains recorded with monoline in wind-down mode

			1,278	1,185	(93)	64	(29)

Residential MBS (3) No subprime	AAA	25						Mostly U.K. and Australian mortgages
U.S. subprime – wrapped	A– to AA+	1						Wrapped with monoline rated AA-
	CCC or below	7						Wrapped with monolines in wind-down mode or no longer rated

		33

Commercial MBS	AAA	3						European, U.K. and U.S. commercial real estate loans
	A– to AA+	88						Mostly Canadian commercial and multi-use residential loans

		91

Asset-backed	AAA	105						Mostly Canadian credit card receivables and auto loans
securities	BBB– to BBB+	143						Mostly Canadian credit card receivables and auto loans

		248

(1)	Most of the unhedged and wrapped investments were transferred to the available-for-sale portfolio effective August 1, 2008.

(2)	CDOs include indirect exposure to approximately $44 million of U.S. subprime residential mortgages. As noted above, this exposure is hedged via total return swaps with a large non-monoline financial institution.

(3)	Amounts exclude BMO Life Assurance holdings of $32.8 million of residential MBS and $230.9 million of commercial MBS.

U.S. Regulatory Developments
On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Act is broad in scope and we are assessing the impact of the legislation. The reforms include heightened consumer protection, regulation of the over-the-counter (OTC) derivatives markets, restrictions on proprietary trading by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements, greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on us or the financial services industry more generally. We anticipate an increase in compliance costs and regulatory enforcement, and will be focused on managing the impact, particularly on our U.S. business, of regulatory changes given their complexity and breadth.

BMO Financial Group 193rd Annual Report 2010  67

MANAGEMENT’S DISCUSSION AND ANALYSIS
Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. Our arrangements with certain variable interest entities are addressed on pages 64 to 66 and 68 to 69 of this MD&A. The discussion that follows addresses our remaining off-balance sheet arrangements.
Credit Instruments
In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.
          There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would cause a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to avoid undue concentrations in any geographic region or industry.
          The maximum amount payable by BMO in relation to these credit instruments was approximately $65 billion at October 31, 2010 ($73 billion in 2009). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments as it does not take into account customer behaviour, which suggests only a portion will utilize the facility. It also does not take into account any amounts that could be recovered under recourse or collateralization provisions. Further information on these instruments can be found in Note 5 on page 122 of the financial statements.
          For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.
Variable Interest Entities (VIEs)
Our interests in VIEs are discussed primarily on pages 64 to 66 in the BMO-Sponsored Securitization Vehicles and Structured Investment Vehicles sections and on pages 68 to 69 in the Accounting for Variable Interest Entities section. Capital and funding trusts are discussed below.
Capital and Funding Trusts
BMO Subordinated Notes Trust (SN Trust) issued $800 million of BMO Trust Subordinated Notes (SN Trust Notes) in 2007, the proceeds of which were used to purchase a senior deposit note from BMO. We hold all of the outstanding voting trust units in SN Trust and expect to do so at all times while the SN Trust Notes are outstanding. We are not required to consolidate SN Trust. BMO does not expect to terminate SN Trust while the SN Trust Notes are outstanding, unless SN Trust has sufficient funds to pay the redemption price on the SN Trust Notes and only with the approval of OSFI. We provide a $30 million credit facility to SN Trust, of which $5 million had been drawn at October 31, 2010 ($5 million in 2009). We guarantee payment of the principal, interest, redemption price, if any, and any other amounts on the SN Trust Notes on a subordinated basis.
          During 2009, BMO Capital Trust II (Trust II) was created to raise capital, through the issuance of $450 million of BMO Tier 1 Notes -Series A. Trust II used the proceeds of the offering to purchase a senior deposit note from BMO. We are not required to consolidate Trust II.
Guarantees
Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives contracts or instruments (including, but not limited to, credit default swaps and written options), as well as indemnification agreements.
          The maximum amount payable was $65 billion at October 31, 2010 ($82 billion in 2009). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees will require payment. It also does not take into account any amounts that could be recovered through recourse and collateral provisions.
          For a more detailed discussion of these agreements, please see Note 7 on page 125 of the financial statements.

Critical Accounting Estimates

The Notes to BMO’s October 31, 2010 Consolidated Financial Statements outline our significant accounting estimates. The following accounting estimates are considered particularly important, as they require significant judgments by management. Management has established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.
Allowance for Credit Losses
The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
          One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances. Over the past 10 years, for our Canadian peer group, the average annual ratio has ranged from a high of 1.24% in 2002 to a low of 0.17% in 2004.

68  BMO Financial Group 193rd Annual Report 2010

This ratio varies with changes in the economy and credit conditions. If we were to apply these high and low ratios to average net loans and acceptances in 2010, our provision for credit losses would range from $2,127 million to $292 million. Our provision for credit losses in 2010 was $1,049 million.
          Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 80 as well as in Note 4 on page 120 of the financial statements.
Financial Instruments Measured at Fair Value
BMO records securities and derivatives at their fair value. Fair value represents our estimate of the amount we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2010, as well as a sensitivity analysis of our Level 3 assets, is disclosed in Note 29 on page 160 of the financial statements.
          Valuation models use general assumptions and market data, and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example, the credit risk adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.
          Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where valuation adjustments must be made to the model estimates to arrive at fair value.
          The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are rare and are made only when we believe that the change will result in better estimates of fair value.
Valuation Adjustments ($ millions)

As at October 31	2010	2009

Credit risk	109	135
Liquidity risk	51	39
Administrative costs	9	8
Other	43	41

	212	223

Valuation adjustments made to model estimates to arrive at fair value were lower in 2010. The decrease in the adjustment for credit risk was due to narrower relative credit spreads between our counterparties and BMO.
Accounting for Securitizations
When loans are securitized, we record a gain or loss on sale. In determining the gain or loss, management must estimate the net present value of expected future cash flows by relying on estimates of the amount of interest and fees that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be repaid before their scheduled maturity, credit losses, the fair value cost of servicing and the rate at which to discount these estimated future cash flows. Actual cash flows may differ significantly from those estimated by management. If management’s estimate of future cash flows were different, our gain on securitization recognized in income would also be different.
          Additional information concerning accounting for securitizations, including a sensitivity analysis for key assumptions, is included in Note 8 on page 126 of the financial statements.
Accounting for Variable Interest Entities
In the normal course of business, BMO enters into arrangements with variable interest entities (VIEs). VIEs include entities where the equity is considered insufficient to finance the entity’s activities or for which the equityholders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses and/or being able to benefit from a majority of their expected residual returns.
          We determine whether an entity is a VIE and whether BMO holds a variable interest in that VIE based primarily on quantitative analysis. We perform a variety of complex estimation processes involving qualitative and quantitative factors to calculate and analyze a VIE’s expected losses and expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability of those cash flows and allocating the expected losses and expected residual returns among the identified parties holding variable interests. The analysis enables us to identify the party that is exposed to a majority of the VIE’s expected losses and/or expected residual returns, and thus determine which party should consolidate the entity.
          We are required to reconsider if consolidation is required when our obligation to absorb expected losses or right to receive expected residual returns increases. If there is a change in events that leads to BMO absorbing the majority of the expected losses or residual returns, BMO would be required to consolidate the VIE as of the date of the change.
          With respect to the credit protection vehicle Apex, reconsideration events include BMO purchasing additional Notes, granting additional liquidity facilities, increasing the amount of the loan extended by BMO beyond what is contemplated under the existing credit lending facilities, or guaranteeing repayment of Apex Notes held by third parties. Each of these reconsideration events could result in BMO absorbing additional expected losses or residual returns. We do not expect that such reconsideration events will occur in the near future.
          With respect to the structured investment vehicles Links and Parkland, reconsideration events include a purchase or sale by BMO of capital notes, provision of additional lending facilities, renegotiation of the loan facility provided by BMO, asset for capital note exchanges and provision of a guarantee by BMO to compensate noteholders for realized losses. The reconsideration event that is most likely to occur is a renegotiation of certain terms in our lending facilities. If we were to renegotiate certain terms of our lending facilities, we would not expect to consolidate the vehicles based on our current assessment of our exposure to expected losses.
          Reconsideration events for our Canadian multi-seller conduits include the purchase or sale by BMO of ABCP issued by the vehicles and the granting of additional liquidity facilities or credit enhancement. Since BMO regularly purchases and sells ABCP issued by our Canadian multi-seller conduits, we continually monitor our exposure to expected losses to ensure they do not approach consolidation thresholds.
          Reconsideration events for our U.S. multi-seller conduit include the granting of additional liquidity facilities or credit enhancement and a change in the size of the expected loss note. Repayment of the expected loss note would also be a reconsideration event and a third party would have to agree to absorb the exposure to the majority of the expected losses. Otherwise, BMO would be required to consolidate the vehicle. We monitor BMO’s exposure to expected losses as reconsideration events occur and increase the expected loss note so that consolidation is not required.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
          Additional information concerning BMO’s involvement with variable interest entities is included on pages 64 to 66 as well as in Note 9 on page 128 of the financial statements.
Pension and Other Employee Future Benefits
BMO’s pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed-income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed-income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.
          Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.
          Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 23 on page 149 of the financial statements.
Other Than Temporary Impairment
We have investments in securities issued or guaranteed by Canadian or U.S. governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as available-for-sale securities. We review available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if an unrealized loss on the security represents impairment that is considered to be other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, since we expect to realize the full value of these investments by holding them until maturity or when they recover in value.
          At the end of 2010, there were total unrealized losses of $25 million on securities for which cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $10 million related to securities for which cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.
          Additional information regarding our accounting for available-for-sale securities and other securities and the determination of fair value is included in Note 3 on page 116 of the financial statements.
Income Taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
          Additional information regarding our accounting for income taxes is included in Note 24 on page 155 of the financial statements.
Goodwill and Intangible Assets
Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the fair value of each group of businesses to ensure that the fair value of the group is greater than its carrying value. If the carrying value exceeds the fair value of the group, a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, we employ internal valuation models such as discounted cash flow models consistent with those used when we acquire businesses. These models are dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisitions and the availability of comparable acquisition data. Changes in each of these assumptions will affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2010, the estimated fair value of each of our groups of businesses was greater than its carrying value.
          Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. There are no intangible assets with indefinite lives. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment was identified for the years ended October 31, 2010, 2009 and 2008.
          Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 138 of the financial statements.
Insurance-related Liabilities
Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the liability results from a change in the assumption on future investment yields. Future investment yields may be sensitive to variations in reinvestment interest rates and impact the valuation of policy benefit liabilities accordingly. If the assumed yield were to increase by one percentage point, net income would increase by approximately $77 million. A reduction of one percentage point would decrease net income by approximately $71 million.
Contingent Liabilities
BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.
          Contingent litigation loss provisions are recorded when it becomes likely that BMO will incur a loss and the amount can be reasonably estimated. BMO’s management and internal and external experts are involved in assessing any such likelihood and estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amounts provided. Additional information regarding contingent liabilities can be found in Note 28 on page 159 of the financial statements.

70  BMO Financial Group 193rd Annual Report 2010

Changes in Accounting Policies in 2010
There were no changes in accounting policies in 2010.

Future Changes in Accounting Policies – IFRS
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ending January 31, 2012, prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (transition date).
IFRS Transition Plan and Current Status
In order to meet the requirement to transition to IFRS, we established an enterprise-wide project and formed an Executive Steering Committee. The transition plan is comprised of three phases: a diagnostic review and assessment to identify potential differences between IFRS and the bank’s current accounting policies; implementation and education, which includes confirming actual differences between IFRS and the bank’s current accounting policies; and completion of all integration requirements for actual differences identified.
Phase I – Diagnostic Review and Assessment
The primary objective of Phase I was to complete a comprehensive review of the IFRS requirements relative to the bank’s current accounting policies in order to identify potential differences. This analysis identified the scope of the work required, allowing for the completion of a detailed implementation plan including timelines and resource requirements.
CURRENT STATUS
A detailed implementation plan was developed and approved by the IFRS Executive Steering Committee in 2009. Potential differences between IFRS and the bank’s current accounting policies have been fully documented.
Phase II – Implementation and Education
The key elements of Phase II include: confirming actual differences between IFRS and the bank’s current accounting policies and selecting policy options permitted under IFRS; identifying and implementing the necessary changes within our existing financial reporting and data collection processes and technology; assessing the impact on internal controls over financial reporting and disclosure; designing and implementing a technology-based solution to track and record IFRS-based financial information for the 2011 reporting year for comparative purposes; and developing and executing internal training and awareness programs to ensure sufficient financial reporting expertise and governance. Substantial completion of Phase II activities is expected in the first quarter of 2011.
CURRENT STATUS
Confirmation of Actual Differences and Implementation Requirements
The implementation activities have been organized by individual work streams (25 in total). We have substantially completed ten work streams: capital assets, leases, stock-based compensation, intangible assets, revenue recognition, foreign currency translation, earnings per share, borrowing costs, investment properties and business combinations. Based on our analysis to date, these work streams have not revealed any material differences relative to current BMO accounting practices. The remaining 15 work streams are all well advanced. Progress on the work streams related to the main accounting changes is outlined in the following section.
          The transition plan contemplates substantial completion of all work streams by the first quarter of 2011; however, we continue to closely monitor the work of the IASB on any changes to existing IFRS and adjust our project plan to reflect these developments.
Quantification of Key Impacts
The differences between the bank’s accounting policies and IFRS requirements, combined with our decisions on the optional IFRS 1 exemptions from retroactive application of IFRS, will result in measurement and recognition differences when we transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity. The accounting differences noted in the following section, Identification of Differences between the Bank’s Current Accounting Policies and the Requirements under IFRS, should not be considered a comprehensive list of the impacts of adopting IFRS, but rather the identification of certain key changes based on our analysis to date. Precisely quantifying all of the impacts that will result from adopting IFRS will be subject to the completion of all our project work streams, finalization of all decisions where choices of accounting policies are available, including optional exemptions from retroactive restatement available under IFRS 1, and the prevailing market conditions and economic circumstances at the time of transition.
          In response to the financial reporting issues emerging from the global financial crisis, the IASB plans to make revisions to or replace certain existing IFRS standards. In particular, we expect that there will be changes in the standards that address securities, hedging, provisions for credit losses, consolidation, pension and other employee future benefits, leases and insurance contracts. We do not expect any of these changes to be in effect until after the bank’s date of transition, with the result that the impact of adopting IFRS will extend beyond our transitional year. We continue to monitor and evaluate these potential future changes.
Identification of Differences between the Bank’s Current Accounting Policies and the Requirements under IFRS
Based on our analysis to date, the main accounting changes that will result from the adoption of IFRS are expected to be in the areas of pension and other employee future benefits, asset securitization, consolidation and accumulated other comprehensive loss on translation of foreign operations. The IFRS requirements associated with these areas differ from current BMO accounting policies such that there will likely be impacts on the bank’s balance sheets and statements of income. These impacts will also extend to our capital ratios. Other significant differences may be identified prior to our transition to IFRS. The differences described in the sections that follow are based on Canadian GAAP and IFRS that are in effect as of this date.
          OSFI has issued an IFRS advisory that permits a five-quarter phase-in of the adjustment to retained earnings arising from the first-time adoption of certain IFRS requirements for purposes of calculating certain ratios. Transitional relief for the impact on the Assets-to-Capital Multiple will also be provided in the form of excluding the effect of any on-balance sheet recognition of mortgages that were sold through Canada Mortgage and Housing Corporation (CMHC) programs up to March 31, 2010.
Pension and Other Employee Future Benefits
Under the IFRS employee benefits standard (IAS 19), we will continue to record pension and other employee future benefits expense as the cost of benefits earned in the year plus the interest cost on the obligation, net of the expected return on assets. IFRS provides two alternatives for how to account for the unrealized market-related gains or losses on pension fund assets and the impact of changes in discount rates on pension obligations (market-related amounts). We can either record these market-related amounts directly in equity or defer them on our balance sheet and amortize amounts in excess of 10% of our plan assets or benefit liability balances to pension expense over a period of approximately 12 years. We currently follow the second alternative. We have not yet finalized our decision on which alternative to elect for the accounting of market-related amounts. Additional information on our pension and other employee future benefits is included in Note 23 on page 149 of the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

          On transition to IFRS, we can either recalculate pension expense back to inception of the plans as though we had always applied the IFRS pension requirements or, alternatively, record market-related amounts that exist on November 1, 2010 directly in retained earnings (fresh start method).
          Should the bank elect the fresh start method, the result would be a reduction in retained earnings of approximately $1,200 million, a decrease in other assets of approximately $1,600 million and a decrease in other liabilities of approximately $400 million on November 1, 2010, the beginning of our comparative year. This would result in approximately a 65 basis point reduction in our Tier 1 Capital Ratio, which would be phased in over five quarters as permitted under OSFI’s IFRS advisory. Adopting this alternative would also result in reduced pension expense in future years since any deferred losses that exist on October 31, 2010 would not be amortized to pension expense.
          We have not yet finalized our decision on whether to elect the fresh start method as permitted under IFRS.
Asset Securitization
We have substantially completed our assessment of certain of our significant asset securitization programs and whether the loans and mortgages sold through these programs qualify for off-balance sheet treatment under IFRS. The assessment included our Canadian credit card loans and Canadian mortgage loans sold to the bank’s securitization vehicles and to the Canada Mortgage Bond program, a third-party securitization program. We assessed whether the loans and mortgages qualify for off-balance sheet treatment based on the transfer of the risks and rewards, as determined under the derecognition criteria contained in the IFRS financial instruments standard (IAS 39). Based on the analysis completed to date, our preliminary conclusion is that the loans or mortgages sold under these securitization programs will not qualify for off-balance sheet recognition under IFRS. Under Canadian GAAP, the mortgages and loans sold through these programs are removed from our balance sheet. Additional information on our asset securitization vehicles is included in Note 8 on page 126 of the financial statements.
          If the securitized assets sold to the securitization vehicles noted in the preceding paragraph were to be recognized on the bank’s balance sheet, assets and liabilities would increase by approximately $18 billion and opening retained earnings would be reduced by less than $100 million on November 1, 2010, the beginning of our comparative year. The reduction in retained earnings primarily represents the reversal of the gain on sale previously recognized in earnings. The interest and fees collected from customers, net of the yield paid to investors in the securitization vehicle, would be recorded in net interest income using the effective interest rate method over the term of the securitization and credit losses associated with loans and mortgages would be recorded in the provision for credit losses. The reduction in retained earnings would result in less than a 5 basis point reduction in our Tier 1 Capital Ratio, which would be phased in over five quarters, as permitted under OSFI’s IFRS advisory.
          We expect to complete our assessment of the asset securitization activity associated with selling the bank’s Canadian mortgage loans to certain other third-party asset securitization programs in the first and second quarters of 2011.
          The IASB’s project to revise the accounting requirements for securitization activities is currently on hold. We do not expect the existing accounting requirements impacting asset securitization to change prior to the bank’s transition to IFRS in 2012.
Consolidation
We have substantially completed our assessment of whether we are required to consolidate our credit protection vehicle and our structured investment vehicles when we transition to IFRS. We assessed the consolidation requirement based on whether the bank would in substance control the vehicles, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). Our analysis considered whether the activities of the vehicles are conducted on behalf of the bank, the bank’s exposure to the risks and benefits, its decision-making powers over the vehicles, and whether these considerations demonstrate that the bank, in substance, controls the vehicles and therefore must consolidate them.
          Information on these vehicles, including total assets, our exposure to loss and our assessment of the consolidation requirement under Canadian GAAP, is included in Note 9 on page 128 of the financial statements.
Credit Protection Vehicle – Based on the analysis completed to date, our preliminary conclusion is that the bank would be required to consolidate this vehicle, as our analysis indicates that the bank, in substance, controls this vehicle, based on the definition of control under IFRS. Under Canadian GAAP, we are not required to consolidate this vehicle.
          Consolidation of this vehicle would impact the bank’s balance sheet, increasing assets and liabilities by approximately $500 million on November 1, 2010, the beginning of our comparative year. Our estimate incorporates the elections permitted under IFRS to fair value certain assets and liabilities of the credit protection vehicle, with changes in the fair value recorded in income as they occur. We do not expect any significant volatility in the bank’s net income under IFRS as a result of the fair value election, unless there is a significant downturn in market conditions, as any changes in the fair value of the assets and liabilities will largely offset each other as a result of the hedges the bank has put in place. The risk of volatility in net income will be reduced over time as the CDS contracts held by the vehicle mature. Based on their notional values, the contracts will expire as follows: 24% in fiscal 2012, 40% in fiscal 2013, 6% in fiscal 2014 and 30% in fiscal 2016.
Structured Investment Vehicles (SIVs) – Based on the analysis completed to date, our preliminary conclusion is that the bank would be required to consolidate the SIVs, as our analysis indicates that the bank, in substance, controls the SIVs, based on the definition of control under IFRS. Under Canadian GAAP, we are not required to consolidate the SIVs.
          Consolidation of the SIVs would increase assets and liabilities on the bank’s balance sheet by approximately $200 million on November 1, 2010, the beginning of our comparative year. This represents the amount by which the assets of the SIVs exceed the amount drawn on the loan facility the bank has made available to the SIVs as of November 1, 2010. Our estimate incorporates the election permitted under IFRS to fair value the assets and liabilities of the SIVs, with changes in the fair value recorded in income as they occur. We do not expect any significant volatility in the bank’s net income under IFRS as a result of the fair value election, unless there is a significant downturn in market conditions, as any changes in the fair value of the assets should be largely offset by changes in the fair value of the capital notes. The risk of volatility in net income will be reduced over time as the assets held by the vehicles mature. Based on their par value, we expect that 47% of the assets will mature by the end of fiscal 2012, 14% in fiscal 2013, 10% in fiscal 2014, 12% in 2015 and 17% between 2016 and 2028.
          The risk-weighted assets of the vehicles noted above are already included in the current determination of the bank’s risk-weighted assets. In addition, we do not expect the consolidation of these vehicles would result in any significant adjustment to opening retained earnings. As a result, we do not expect that consolidating any of these vehicles would have a significant impact on the calculation of our Tier 1 Capital Ratio.

72  BMO Financial Group 193rd Annual Report 2010

          We expect to complete our assessment of our U.S. customer securitization vehicle and our Canadian customer securitization vehicles and other less significant VIEs in the first and second quarters of 2011. If we were to consolidate our U.S. customer securitization vehicle and/or our Canadian customer securitization vehicles, we do not expect that this would result in any significant adjustment to opening retained earnings on November 1, 2010, the beginning of our comparative year.
          The IASB is scheduled to release a revised consolidation standard in 2011. It is unclear when adoption will be required; however, we expect that the existing consolidation standard will remain in place when the bank transitions to IFRS in 2012.
Accumulated Other Comprehensive Loss on Translation of Foreign Operations
On transition to IFRS, we can either recalculate translation differences on an IFRS basis as though we had always applied the IFRS requirements or reset the accumulated other comprehensive loss on translation of net foreign operations to zero.
          We expect to elect to reset our accumulated other comprehensive loss on translation of net foreign operations to zero. The impact on the bank’s balance sheet will be an increase of approximately $1,100 million in accumulated other comprehensive income and a corresponding reduction in retained earnings of approximately $1,100 million on November 1, 2010, the beginning of our comparative year. There will be no regulatory capital impact associated with this change.
IFRS 1 – First-Time Adoption of IFRS
IFRS 1 is a financial reporting standard that provides the framework for the transition to IFRS. The general principle under IFRS 1 is retroactive application, such that our opening balance sheet for the comparative year financial statements is to be restated as though the bank had always applied IFRS with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains certain mandatory exceptions and permits certain optional exemptions from full retroactive application. The mandatory exceptions include hedge accounting. We will not look back in time to determine whether we complied with IFRS hedge accounting requirements prior to transition. As long as we comply with IFRS on November 1, 2010, we can continue our hedge accounting without interruption. We have completed our assessment and have made the necessary changes so that hedge accounting will continue under IFRS. We are currently evaluating the optional exemptions under IFRS 1, the most significant of which are discussed in the following sections.
Business Combinations
The IFRS business combinations standard (IFRS 3) provides guidance on the measurement and recognition of business acquisitions that differs from the guidance under Canadian GAAP.
          IFRS requires all costs related to acquisition and restructuring to be expensed. Canadian GAAP permits the capitalization of certain of these costs. In addition, when consideration is paid to the seller in the form of shares issued by the buyer, the consideration is valued based on the market price of the shares at the closing date. Under Canadian GAAP, that valuation is based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition are agreed to and announced. These differences would affect the purchase price allocation, including the amount of goodwill recorded.
          IFRS 1 permits the application of the requirements in IFRS 3 to business acquisitions that are completed after the transition to IFRS (November 1, 2010) or retroactively back to a date of our choosing. Should we choose to adopt and apply IFRS 3 retroactively, we would be required to restate all past acquisitions from the date chosen up to our transition date.
Pension and Other Employee Future Benefits
Details on the options available can be found in the preceding section, Identification of Differences between the Bank’s Current Accounting Policies and the Requirements under IFRS.
Accumulated Other Comprehensive Loss on Translation of Foreign Operations
Details on the options available can be found in the preceding section, Identification of Differences between the Bank’s Current Accounting Policies and the Requirements under IFRS.
Internal Controls over Financial Reporting and Disclosure
We have determined that there will not be a significant impact on our internal controls over financial reporting and our disclosure controls and procedures resulting from the transition to IFRS. We will develop internal controls over tracking and communicating IFRS-based information for the IFRS comparative year, changes in the accounting treatment of the bank’s VIEs and securitized loans and certain additional disclosure requirements in the notes to the financial statements. These internal control modifications will be a key area of focus in the third and final phase of the transition, which begins in the first quarter of 2011.
Business Activities
On an ongoing basis, we assess whether there will be any impact on our business activities as we progress through our implementation activities. We are reviewing loan agreements and related loan covenant ratios in situations where our loan customers are also adopting IFRS. To date, we have not identified any other significant impacts on existing business activities that will result from adopting IFRS.
Information Technology
We have completed a detailed assessment of our existing financial information technology architecture and determined that no significant changes are required as a result of our transition to IFRS. We have developed a technology-based solution in the form of a comparative reporting tool that will track IFRS-based financial information during the comparative year. This will not require any significant modification to our existing financial reporting systems. The comparative reporting tool is currently undergoing testing and will be operational in the first quarter of 2011.
Financial Reporting Expertise and Governance
An internal IFRS educational program was launched in 2009 to ensure appropriate financial reporting expertise and governance when the bank begins to report on an IFRS basis. During 2009, detailed technical sessions relating to our findings in Phase I were presented to all our accounting and finance staff as well as certain other functional groups across the enterprise that may be affected by the transition to IFRS. We also launched, in 2009, training and awareness programs for our credit personnel who need to understand the impact of IFRS as they relate to any loan or credit customers that may also be adopting IFRS. In 2010, updated technical sessions were provided to the bank’s accounting and finance staff and other groups directly impacted by the conversion to IFRS. Quarterly educational sessions on specific IFRS topics were presented to the Audit Committee of our Board of Directors in 2009 and 2010.
Phase III – Completion of Integration Changes
We are developing a detailed plan for the third and final phase of the transition, the completion of all integration changes, which is scheduled to commence in 2011. This will include the development of controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis in preparation for the transition to IFRS in fiscal 2012, finalizing decisions on policy options available under IFRS (such as exemptions from applying certain IFRS requirements on a retroactive basis), the development of plans to communicate to our internal and external stakeholders and an assessment of impacts on our internal management reporting processes, including planning and forecasting.
Caution
This Future Changes in Accounting Policies – IFRS section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 193rd Annual Report 2010  73

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President & Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.
          An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at October 31, 2010 by BMO Financial Group’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that, as at October 31, 2010, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO Financial Group.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          BMO Financial Group’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of October 31, 2010.
          BMO Financial Group’s auditors, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has issued an audit report on our internal control over financial reporting. This audit report appears on page 111.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting in fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Shareholders’ Auditors’ Services and Fees
Pre-Approval Policies and Procedures
As part of BMO Financial Group’s corporate governance practices, the Board of Directors ensures the strict application of BMO’s corporate policy limiting the services provided by the Shareholders’ Auditors that are not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditors’ Service Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2010 and 2009 were as follows:

Fees ($ millions) (1)	2010	2009

Audit fees	12.4	12.0
Audit-related fees (2)	0.7	0.2
Tax fees	–	–
All other fees (3)	–	0.2

Total	13.1	12.4

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.

(2)	Audit-related fees for 2010 and 2009 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.

(3)	All other fees for 2010 and 2009 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2010 and 2009 were translation services.

74  BMO Financial Group 193rd Annual Report 2010

Enterprise-Wide Risk Management

As a financial services company active in banking, investments, insurance and wealth management services, the management of risk is integral to our business. To achieve prudent and measured risk-taking, we are guided by an integrated risk management framework in our daily business activities and planning process. The Risk Management Group develops our risk appetite, risk policies and limits and provides an independent review and oversight function across the enterprise on risk-related issues.

  “Risk trends were generally positive in 2010 with credit costs down from 2009 and lower levels of market volatility.”
Tom Flynn
Executive Vice-President and Chief Risk Officer
BMO Financial Group
Strengths and Value Drivers
•	Comprehensive risk management framework, covering all risks in the organization.
•	Strong credit risk management discipline.
•	Credit portfolios performed well compared to our peers.
•	Strong foundation established by our Risk Evolution Program, which we continue to build on across the enterprise by identifying and implementing best practices.
•	Effective engagement with our lines of business allows us to appropriately understand and properly manage risk.
•	Proactive management of our portfolios to maximize recoveries on problem accounts.
Challenges
•	Weak U.S. economic and real estate conditions.
•	Uncertainty with respect to how businesses might evolve in what could be a lower growth environment.
•	Increasing regulatory change.

Our Functional Groups
Central Risk Group provides independent oversight and support in the establishment of enterprise-wide risk management policies, infrastructure and processes.
Operating Group Risk Areas provide integrated risk oversight to our business groups in the management of risk in support of the execution of our business strategies to optimize return on capital.

Our Priorities
•	Manage risk effectively throughout the economic cycle.
•	Bring a continuous improvement mindset to risk management capabilities and maintain a strong risk culture across the enterprise.
•	Enhance risk-based capital management across the enterprise.
•	Increase the articulation of our risk appetite across our lines of business.
•	Maximize the value of our impaired loans and problem accounts.
•	Maintain strong relationships with our regulators.
Our Path to Differentiation
•	Reinforce our three-lines-of-defence approach to risk management, which dictates that operating groups own the risk in their operations, Risk Management Group, along with other Corporate Support areas, provides independent oversight as a second line of defence, and Corporate Audit provides a third line of defence.
•	Within our independent oversight framework and the limits of our risk appetite, contribute to the Enterprise’s customer focus.
•	Promote excellence in risk management as a defining characteristic of BMO, both internally and externally.
•	Provide leadership in the management of enterprise risk and emerging risk-related industry concerns.

Key Performance Indicators	2010		2009		2008
	BMO	Peer	BMO	Peer	BMO	Peer
		avg.		avg.		avg.

Specific PCL as a % of average net loans and acceptances	0.61	0.58	0.85	0.74	0.61	0.43
Total PCL as a % of average net loans and acceptances	0.61	0.56	0.88	0.90	0.76	0.48
Net impaired loans as a % of average net loans and acceptances	0.78	0.96	0.77	0.93	0.72	0.98

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2010 annual consolidated financial statements. They present required GAAP disclosures as set out by the Canadian Institute of Chartered Accountants (CICA) in CICA Handbook section 3862, Financial Instruments – Disclosures, which permits cross-referencing between the notes to the financial statements and the MD&A. See pages 114 and 122 of the financial statements.

BMO Financial Group 193rd Annual Report 2010  75

MANAGEMENT’S DISCUSSION AND ANALYSIS
2010 Group Objectives and Achievements
Manage risk effectively in the changing economic environment.
•	Delivered strong credit performance with significantly lower credit losses year over year.
•	Managed market risk positions without significant volatility.
•	Reduced exposure to certain run-off portfolios.
Work with the operating groups to advance new business initiatives consistent with our risk appetite.
•	Worked with our operating groups to reinforce our risk culture and make risks more transparent.
•	Worked within our independent oversight framework and our risk appetite limits to meet our customers’ needs.
Further strengthen our risk management practices by expanding our capabilities and pursuing continuous improvement.
•	Reinforced our risk foundation which includes the three-lines-of-defence approach in place across the enterprise.
•	Strengthened our stress testing capabilities.
•	Strengthened our risk capital management practices.
•	Advanced our talent management strategy by upgrading the skills of our risk management professionals, delivering risk training across the enterprise and strengthening performance management.
•	Defined levels of skill and competency in risk management to help ensure that our people are assigned to roles that suit their capabilities.
Proactively manage our impaired loan portfolio to maximize its potential and minimize future credit losses.
•	Expanded roles and added resources to effectively manage the portfolio.

Framework and Risks
As a diversified financial services company active in a number of businesses, managing risk is integral to our operations. A disciplined and integrated risk management approach is essential to building competitive advantage and stability for our enterprise. It is intended to provide appropriate and independent risk oversight across the enterprise. It also requires that the Risk Management Group works with our lines of business to create transparency and maintain open communication.
          The impact of the economic downturn has lessened somewhat over the past year, although some sectors of the economy continue to experience the lingering effects of the recession. BMO has continued to exhibit the strong risk discipline that has served our customers and stakeholders well. While we and the financial services industry have learned lessons from the recent economic challenges, the prudent risk strategy that we built upon over the past several years has helped us maintain our solid financial position. We continue to expand our risk management infrastructure, build our capabilities and pursue continuous improvement while actively benchmarking our capabilities against risk management best practices. We believe that the steps we have taken, and the initiatives we continue to pursue, have positioned us appropriately to move forward and execute our strategy.
          Our enterprise integrated risk management framework includes our operating model and our risk governance structure, both of which are underpinned by our risk culture. Our framework is predicated on the three-lines-of-defence approach to the management of risk. This is fundamental to our operating model. The first line of defence in our management of risk is our operating groups, which are responsible for the risks in their business. Their mandate is to identify suitable business opportunities within our risk appetite and to adopt strategies and practices that will optimize

76  BMO Financial Group 193rd Annual Report 2010

return on capital or achieve other business objectives. Each operating group must ensure that it is acting within its delegated risk-taking authority, as set out in our corporate risk policies and limits. Limits are set for the operating groups, each of which has effective processes and controls in place to enable it to operate within these limits.
          Our second line of defence in the management of risk is provided by our Risk Management Group and other Corporate Support areas. These groups provide independent oversight. It is the responsibility of the Risk Management Group to recommend and set corporate risk management policies and establish infrastructure, processes and practices that address all significant risks across the enterprise. Risk Management Group works on the assessment, quantification, monitoring and reporting of all significant risks to senior management and, as appropriate, the Board of Directors.
          Our third line of defence is our Corporate Audit Group. This group monitors the efficiency and effectiveness of controls across various functions within our operations, the reliability of financial reporting, compliance with applicable laws and regulations and the implementation of significant initiatives.
Risk Governance
The foundation of our enterprise-wide risk management framework is a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board of Directors or its committees, as well as supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of committees and individual responsibilities as outlined in the following diagram.
          All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board of Directors to provide effective guidance for the governance of our risk-taking activities. In each of our operating groups, management monitors governance activities, controls and management processes and procedures and oversees their effective operation within our overall risk management framework. Individual governance committees establish and monitor further comprehensive risk management limits, consistent with and subordinate to the board-approved limits.
Limits and Authorities
BMO’s risk principles and risk appetite shape our risk limits, which are reviewed and approved annually by the Board of Directors and/or board and management committees:
•	Credit and Counterparty Risk – limits on country, industry, portfolio/ product segments, group and single-name exposures;
•	Market Risk – limits on Market Value Exposure and stress exposures; and
•	Liquidity and Funding Risk – limits on minimum levels of liquid assets and maximum levels of asset pledging, as well as guidelines approved by senior management for liability diversification and credit and liquidity requirements.

BMO Financial Group 193rd Annual Report 2010  77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Board of Directors is responsible for the stewardship of BMO and supervising the management of BMO’s business and affairs. The board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, defining risk appetite, identification and management of risk, capital management, promoting a culture of integrity, internal controls, succession planning and evaluation of senior management, communication, public disclosure and corporate governance.
Risk Review Committee of the Board of Directors (RRC) assists the board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, and compliance with risk-related regulatory requirements.
Audit Committee of the Board of Directors independently monitors and reports to the Board of Directors on the effectiveness of disclosure controls and procedures and internal controls, including internal controls over financial reporting.
President and Chief Executive Officer (CEO) is directly accountable to the board for all of BMO’s risk-taking activities. The CEO is supported by the Risk Management Committee and its sub-committees, as well as Enterprise Risk and Portfolio Management.
Risk Management Committee (RMC) is BMO’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the Chief Risk Officer (CRO).
RMC Sub-committees have oversight responsibility for the risk and balance sheet impacts of management strategies, governance, risk measurement and contingency planning. RMC and its sub-committees provide oversight over the processes whereby the risks incurred across the enterprise are identified, measured, monitored and reported in accordance with policy guidelines and are within delegated limits.
Enterprise Risk and Portfolio Management (ER&PM) includes independent oversight of the credit and counterparty, operational and market risk functions. It promotes consistency of risk management practices and standards across the enterprise. ER&PM facilitates a disciplined approach to risk-taking through the execution of independent transactional concurrence and portfolio management, policy formulation, risk reporting, stress testing, modelling, vetting and risk education responsibilities. This approach seeks to meet corporate objectives and to ensure that risks taken are consistent with BMO’s risk tolerance.
Operating Group CROs provide advice and independent risk oversight across all risk types, foster a high-performance risk culture at the operating group level and provide leadership for the operating group risk organizations.
Operating Groups are responsible for managing risk within their respective areas. They exercise business judgment and seek to ensure that policies, processes and internal controls are in place and that significant risk issues are appropriately escalated to ER&PM.

The Board of Directors, based on recommendations from the Risk Review Committee and the Risk Management Committee, delegates the setting of credit and market risk limits to the President and CEO, who in turn delegates more specific authorities to the CRO and the operating group CROs. These delegated authorities allow the officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities.
          These delegated authorities are reviewed and approved annually by the Board of Directors on the recommendation of the Risk Review Committee. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.
Risk Culture
At BMO, risk culture is characterized as the actions and behaviours exhibited by our employees and groups as they identify, interpret and discuss risk and make choices in the face of both opportunity and risk. Our risk culture shapes the way we view and manage risks, and also the way we work with our colleagues to assess the ongoing alignment of business strategies and activities within the limits of our risk appetite.
          Our risk culture encourages an engagement between Risk Management and our business groups that contributes to and enhances risk transparency. This promotes an understanding of the risks inherent in our businesses so that they can be managed appropriately. We encourage the open and timely sharing of information and ongoing discussions pertaining to risk to ensure that our understanding remains current. We also encourage the escalation of concerns regarding potential or emerging risks to senior management so that they can be evaluated and appropriate action taken. We actively incorporate risk appetite into our discussions, and work with the lines of business to consider appropriate risk-based measures when making business decisions.
          To enhance our risk management capabilities and support the ongoing strengthening of our risk culture, we continue to add to the available learning opportunities and have expanded our delivery of risk training across the enterprise. Our educational programs are designed to foster a deeper understanding of BMO’s capital and risk management frameworks across the enterprise, providing our Risk Management employees and management with the tools and awareness required to undertake their accountabilities for independent oversight regardless of their position in the organization. This education strategy has been developed in partnership with our Institute for Learning, our Risk Management professionals, external risk experts and teaching professionals. Our credit training program, together with defined job descriptions, provides training and practice in sound risk management as a prerequisite to the granting of appropriate discretionary limits to qualified professionals.
Risk Principles
The risks we face are classified as credit and counterparty, market, liquidity and funding, operational, insurance, business, model, strategic, regulatory, reputation and environmental. Risk-taking and risk management activities across the enterprise are guided by the following principles:
•	management of risk is a responsibility at all levels of the organization, employing the three-lines-of-defence approach;
•	our risk appetite is approved by the Risk Review Committee, and is aligned with BMO’s strategic direction;
•	ER&PM provides independent oversight of risk-taking activities across the organization;
•	ER&PM monitors our risk management framework to ensure that our risk profile is maintained within our established risk appetite and supported with adequate capital;
•	all material risks to which the enterprise is exposed are identified, measured, managed, monitored and reported;

78  BMO Financial Group 193rd Annual Report 2010

•	decision-making is based on a clear understanding of risk, accompanied by robust metrics and analysis;

•	business activities are developed, approved and conducted within established risk limits and should generate a level of return appropriate to their risk profile;

•	Economic Capital is used to measure and aggregate risk across all risk types and business activities to facilitate the incorporation of risk into the measurement of business returns; and

•	incentive compensation programs are designed and implemented to incorporate motivation that balances short-, medium- and long-term profit generation with the achievement of sustainable, non-volatile earnings growth, in line with our risk appetite.
Risk Appetite
Our risk appetite identifies the amount and type of risk that we are willing to accept given our guiding principles and our capital capacity. Senior management recommends our Risk Appetite Statement for approval by the Risk Management Committee and the Risk Review Committee of the Board of Directors. Our Risk Appetite Statement is defined in both quantitative and qualitative terms and, among other things, requires:
•	maintaining strong capital and liquidity and funding positions;
•	understanding the risks we face, and managing and monitoring them;
•	subjecting new product initiatives to a rigorous review and approval process to ensure risks are understood and can be managed;
•	providing adequate resources for Risk Management, Finance and other Corporate Support functions;
•	targeting a credit rating for BMO of AA- or better;
•	identifying, evaluating and minimizing exposure to low-probability adverse tail event risks that could jeopardize the bank’s credit rating, capital position or reputation;
•	maintaining a diversified and above-average quality lending portfolio relative to our peers;
•	value at risk (VaR) that is not outsized relative to our peers;
•	business practices and policies that ensure our reputation is safeguarded and protected at all times; and
•	optimizing risk-return, to facilitate the efficient and effective deployment of capital.
Risk Review and Approval
Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, the risk review and approval process is a formal review and approval of various categories by either an individual, group or sub-committee of the Risk Management Committee, independent of the originator. Delegated authorities and approvals by category are outlined below.
Portfolio transactions – Transactions are approved through risk assessment processes for all types of transactions, including dual signatory authorities for credit risk and transactional and position limits for market risk.
Structured transactions – The Reputation Risk Management Committee and Trading Products Risk Committee review new structured products and transactions with significant reputation, legal, accounting, regulatory or tax risk.
Investment initiatives – Documentation of risk assessments is formalized through our investment spending approval process, which is now reviewed and approved by Corporate Support areas.
New products and services – Policies and procedures for the approval of new or modified products and services offered to our customers are reviewed and approved by Corporate Support areas, as well as the Operational Risk Committee, Trading Products Risk Committee and Reputation Risk Management Committee, as appropriate.
Risk Reporting
Enterprise-level risk transparency and associated reporting are critical components of our framework and operating culture that help all levels of business leaders, risk leaders, committees and the Board of Directors to effectively exercise their business management, risk management and oversight responsibilities. Internal reporting includes Enterprise Risk Chapters, which synthesize the key risks and associated metrics that the organization currently faces. The Chapters highlight our most significant risks, as well as potential and emerging risks, to provide senior management and the Board of Directors with timely, actionable and forward-looking risk reporting on the significant risks our organization faces. This reporting includes material to facilitate assessments of these risks relative to our risk appetite and the relevant limits established within our framework. It also includes material on emerging risk.
          On a regular basis, reporting on risk is also provided to stakeholders, including regulators, external rating agencies and our shareholders, as well as to others in the investment community.
Risk-Based Capital Assessment
Two measures of risk-based capital are used by BMO. These are Economic Capital and Regulatory Capital. Both are aggregate measures of risk that we undertake in pursuit of our financial targets. Our operating model provides for the direct management of each risk type but also provides for the management of risks on an integrated basis. Economic Capital is our integrated internal measure of the risk underlying our business activities. It represents management’s estimation of the magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic Capital is calculated for various risk types – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year.
          An enterprise-wide framework of scenario selection, analysis and stress testing assists in determining the relative magnitude of risks taken and the distribution of those risks across the enterprise’s operations under different conditions. Stress testing and scenario analysis measure the impact on our operations and capital of stressed but plausible operational, economic, credit and market events. Scenarios are designed in collaboration with our economists, Risk Management groups, Finance and lines of business, based on historical or hypothetical events, a combination thereof, or significant economic developments. Economic variables derived from these scenarios are then applied to all significant and relevant risk-taking portfolios across the enterprise. As stipulated by the Basel II Accord, BMO also conducts stress testing of regulatory credit capital across all material portfolios using the Advanced Internal Ratings Based (AIRB) Approach calculation methodology.
          We also conduct ongoing stress testing and scenario analysis designed to test BMO’s credit exposures to a specific industry, to several industries or to specific products that are highly correlated. These tests gauge the effect of various scenarios on default probabilities and loss rates in the portfolio under review. The results provide senior management with insight into the sensitivity of our exposures to the underlying risk characteristics of specific industries.

BMO Financial Group 193rd Annual Report 2010  79

MANAGEMENT’S DISCUSSION AND ANALYSIS
Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. This is the most significant measurable risk that BMO faces.
Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the sale of treasury and other capital markets products, the holding of investment securities and securitization activities. BMO’s robust and effective credit risk management begins with our experienced and skilled professional lending and credit risk officers, who operate in a dual control structure to authorize lending transactions. These individuals are subject to a rigorous lender qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.
Credit risk is assessed and measured using risk-based parameters:
Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.
Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.
Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/ portfolio and the nature of the exposure are taken into account in the determination of a PD.
Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of Exposure at Default, Loss Given Default and Probability of Default.
Unexpected Loss (UL) is a measure of the amount by which actual losses may exceed expected loss in the normal course of business in a given period of time.
Under Basel II, there are three approaches available for the computation of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). We apply the AIRB Approach for calculations of credit risk in our portfolios, while our subsidiary Harris Bancorp Inc. currently uses the Standardized Approach. Pending approval from OSFI, we plan to adopt the AIRB Approach for Harris Bancorp Inc. in 2011.
Risk Rating Systems
BMO’s risk rating systems are designed to assess and measure the risk of any exposure. The rating systems differ for the consumer and small business portfolios and the commercial and corporate portfolios.
Consumer and Small Business
The consumer and small business portfolios are made up of a diversified group of individual customer accounts and include residential mortgages, personal loans, and credit card and small business loans. These loans are managed in pools of homogeneous risk exposures. For these pools, credit risk models and decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment. The characteristics of both the borrower and the loan, along with past portfolio experience, are used to predict the credit performance of new accounts. These metrics are used to define the overall credit risk profile of the portfolio, predict future performance of existing accounts for ongoing credit risk management and determine both Economic Capital and Basel II regulatory capital. Every exposure is assigned risk parameters, PD, LGD and EAD based on the performance of the pool, and these assignments are updated monthly. The PD risk profile of the AIRB Retail portfolio at October 31, 2010, was as follows:

PD risk profile	PD range	% of Retail EAD

Exceptionally low	≤ 0.05%	38.8
Very low	> 0.05% to 0.20%	20.3
Low	> 0.20% to 0.75%	23.7
Medium	> 0.75% to 7.00%	15.6
High	> 7.00% to 99.99%	1.3
Default	100%	0.3

Commercial and Corporate Lending
Within the commercial and corporate portfolios, we utilize an enterprise-wide risk rating framework that is applied to all of our sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II, under which minimum regulatory capital requirements for credit risk are determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk. BMO’s risk rating framework establishes counterparty risk ratings using methodologies and rating criteria based on the specific risk characteristics of each counterparty. The resulting rating is then mapped to a probability of default over a one-year time horizon. As counterparties migrate between risk ratings, the probability of default associated with the counterparty changes.
          We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded. Future losses are estimated based on the expected proportion of the exposure that will be at risk if a counterparty default occurs, through an analysis of transaction-specific factors such as the nature and term of the loan, collateral held and the seniority of our claim. For large corporate transactions, we also utilize unexpected loss models to assess the extent and correlation of risks before authorizing new exposures.

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).

80  BMO Financial Group 193rd Annual Report 2010

As evidenced in the table below, our internal risk rating system maps in a logical manner to the External Rating Agencies.
Borrower Risk Rating Scale

Moody’s Investors
BMO		Service implied	Standard & Poor’s
rating	Description of risk	equivalent	implied equivalent

Investment grade
I-1	Undoubted and Sovereign	Aaa Sovereign	AAA Sovereign
I-2	Undoubted	Aaa/Aa1	AAA/AA+
I-3	Minimal	Aa2/Aa3	AA/AA-
I-4	Modest	A1/A2/A3	A+/A/A-
I-5	Modest	Baa1	BBB+
I-6	Average	Baa2	BBB
I-7	Average	Baa3	BBB
Non-investment grade
S-1	Acceptable	Ba1	BB+
S-2	Acceptable	Ba2	BB
S-3	Marginal	Ba3	BB-
S-4	Marginal	B1	B+
Watchlist
P-1	Uncertain	B2	B
P-2	Watchlist	B3	B-
P-3	Watchlist	Caa/C	CCC/C
Default and Impaired
D-1	Default	C	D
D-2	Default and Impaired	C	D

Policies and Standards
BMO’s credit risk management framework is built on governing principles defined in a series of corporate policies and standards, which flow through to more specific guidelines and procedures. These are reviewed on a regular basis to ensure they are current and consistent with BMO’s risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these credit risk management principles.
Credit Risk Governance
The Risk Review Committee of the Board of Directors ultimately provides oversight for the management of all risks faced by the enterprise, including credit risk. Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the board and senior management committees. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The credit review process provides an appropriate structure, including covenant monitoring, for each account. The frequency of review is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention, when appropriate. Corporate Audit Group reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures. In addition, we carry out regular portfolio sector reviews, including stress testing and scenario analysis based on current, emerging or prospective risks.
Portfolio Management
BMO’s credit risk governance policies provide for an acceptable level of diversification. Limits are in place for several portfolio dimensions, including industry, country, product and single-name concentrations, as well as transaction-specific limits. At year end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.
          BMO employs a number of measures to mitigate and manage credit risk. These measures include but are not limited to strong underwriting standards, qualified professional risk managers, a robust monitoring and review process, the redistribution of exposures, and the purchase or sale of insurance through guarantees or credit default swaps.
          Total enterprise-wide outstanding credit exposures were $378 billion at October 31, 2010, comprised of $251 billion in Canada, $102 billion in the United States and $25 billion in other jurisdictions. Credit portfolio quality is discussed on page 40. Note 4 on page 120 of the financial statements and Tables 11 to 19 on pages 102 to 105 provide details of BMO’s loan portfolios, impaired loans and provisions and allowances for credit losses.
Collateral Management
The purpose of collateral for credit risk mitigation is to minimize losses that would otherwise be incurred and to protect funds employed in credit risk activities. Depending on the type of borrower, the assets available and the structure and term of the credit requirements, collateral can take various forms. Investment grade liquid securities are regularly pledged in support of treasury counterparty facilities. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular valuation as prescribed in the relevant governing policies and standards, which incorporate set formulas for certain asset types in the context of current economic and market circumstances.
Allowance for Credit Losses
Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with the prompt identification of problem loans being a key risk management objective. BMO maintains both specific and general allowances for credit losses, the sum of which is sufficient to reduce the book value of credit assets to their estimated value. Specific allowances reduce the aggregate carrying value of credit assets for which there is evidence of deterioration in credit quality. We also maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining the appropriate level of the general allowance. This includes a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances. For business loans, these

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).
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historical loss rates are associated with the underlying risk rating of the borrower, which is assigned at the time of loan origination, monitored on an ongoing basis and adjusted to reflect changes in underlying credit risk. These loss rates are further refined with regard to industry sectors and credit products. For consumer loans, loss rates are based on historical loss experience for the different portfolios. Model results are then considered, along with the level of the existing allowance and management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions, to determine the appropriate adjustment to the allowance.

Market Risk

Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.
BMO incurs market risk in its trading and underwriting activities and structural banking activities.
          As part of our enterprise-wide risk management framework, we employ extensive governance and management processes surrounding market risk-taking activities. These include:
•	oversight by senior governance committees, including the Trading Products Risk Committee, Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee;
•	an Economic Capital plan process that incorporates market risk measures (market value exposures, stress testing);
•	a process for the effective valuation of trading positions and measurement of market risk;
•	development of appropriate policies and corporate standards;
•	a well-developed limit-setting and monitoring process;
•	controls over processes and models used; and
•	a framework of scenario and stress tests for worst-case events.
High-level market risk measures for structural market risk include Earnings Volatility (EV) and Market Value Exposure (MVE). These positions are summarized in the table on page 85. The primary measure for market risk in trading and underwriting activities is MVE.
BMO’s Market Risk group provides independent oversight of trading and underwriting portfolios with the goal of ensuring:
•	market risk of trading and underwriting activities is measured and modelled in compliance with corporate policies and standards;
•	risk profiles of our trading and underwriting activities are maintained within our risk appetite, and are monitored and reported to traders, management, senior executives and board committees;
•	proactive identification and reporting to management, senior executives and board committees of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures; and
•	all individuals authorized to execute trading and underwriting activities on behalf of BMO are appropriately informed of BMO’s risk-taking governance, authority structure, procedures and processes by being given access to and guidance on the relevant corporate policies and standards.
BMO’s Market Risk group also provides oversight of Structural Market Risk managed by Corporate Treasury.

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.
Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.
Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, measured at a 99% confidence level over a specified holding period.
Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed-income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.
Trading and Underwriting Market Risk
To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used, including VaR, stress testing, option sensitivities, position concentrations, market and notional values and revenue losses.
          VaR and stress testing are portfolio estimates of risk but have limitations. Among the limitations of VaR are its assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis. Scenarios are amended, added or deleted to better reflect changes in underlying market conditions. The results are reported to the lines of business, Trading Products Risk Committee, Risk Management Committee and Risk Review Committee on a regular basis. Stress testing is limited by the number of scenarios that can be run, and by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing are viewed as predictors of the

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).
82  BMO Financial Group 193rd Annual Report 2010

maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the appropriate stakeholders. The bank has a robust governance process in place for the adherence to delegated market risk limits. Excesses to established limits are escalated to senior management on a timely basis for resolution and appropriate action.
          Within the Market Risk group, the Valuation Product Control group checks whether the valuations of all trading and underwriting portfolios within BMO are materially accurate by:
•	developing and maintaining valuation adjustment/reserve policies and procedures in accordance with regulatory requirements and GAAP;
•	establishing official rate sources for valuation of mark-to-market (MTM) portfolios; and
•	providing an independent review of trading books where trader prices are used for valuation of mark-to-market portfolios.
The Valuation Control processes include all over-the-counter (OTC) and exchange-traded instruments that are booked within Capital Markets Trading portfolios. These include both trading and available-for-sale (AFS) securities. Valuation Products Control group also performs an independent valuation of certain portfolios outside of Capital Markets Trading Products.
          Trader valuations are reviewed to determine whether they align with an independent assessment of the market value of the portfolio. If the valuation differences exceed the prescribed tolerance threshold, a valuation adjustment is recorded in accordance with accounting policy and regulatory requirements. Prior to the final month-end general ledger close, meetings are held between staff from the line of business, Market Risk, Capital Markets Finance and Accounting Policy groups to review all valuation reserves and adjustments that are established by the Market Risk group.
          The Valuation Steering Committee is the senior management level valuation committee within the bank. It meets at least quarterly to address the more challenging valuation issues in the bank’s portfolios and acts as a key forum for discussing Level 3 positions and their inherent uncertainty.
          At a minimum, the following are considered when determining appropriate valuation adjustment levels: Credit Valuation Adjustments (CVA), close-out costs, uncertainty, administrative costs, liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in the valuation of securities, liabilities, derivative assets and derivative liabilities. Level 1 inputs consist of quoted market prices, Level 2 inputs consist of internal models that use observable market information and Level 3 inputs consist of internal models without observable market information. Details of Level 1, Level 2 and Level 3 fair value measurements can be found in Note 29 on page 160 of the financial statements.
          Our models are used to determine market risk Economic Capital for each of the lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed in day-to-day risk management. Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk and Vetting group. The Model Risk Corporate Standard outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise.
          We measure the market risk for trading and underwriting portfolios that meet our criteria for trading book regulatory capital treatment using an internal models approach, as well as the market risk for money market portfolios that are subject to Available-for-Sale accounting rules under GAAP and are accorded banking book regulatory capital treatment. For trading and underwriting portfolios covered by the internal models approach, VaR is computed using BMO’s Trading Book Value at Risk model. This is a Monte Carlo scenario simulation model, and its output is used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence level and reflects the correlations between the different classes of market risk factors.
          We use a variety of methods to verify the integrity of our risk models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions. The process then isolates the effects of each day’s price movements against these closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the MVE measure over a defined period. Results of this testing confirm the reliability of our models.
          The correlations and volatility data that underpin our models are updated monthly, so that MVE measures are reflective of current volatility.
          In the fourth quarter of 2010, changes were made to the calculation of MVE for AFS positions to better align the risk methodology to that used for the MTM positions within the Trading Book. This change, in addition to increased exposures in the quarter, resulted in an increase in interest rate risk for AFS securities. In 2011, a further methodology change is planned to include additional risk factors within the MVE calculation. It is expected that this will lead to a further increase in the calculated MVE. In general, the approach to the measurement of risk and governance of AFS positions in the trading businesses will continue to evolve in recognition of their distinct accounting treatment — i.e. the way changes in market value are recorded in the financial statements.
          Market risk exposures arising from trading and underwriting activities are summarized in the following table.
Total Trading and Underwriting MVE Summary ($ millions)*

For the year ended October 31, 2010
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(0.1)	(0.4)	(1.4)	(0.1)
Equity risk	(7.5)	(6.5)	(15.8)	(3.1)
Foreign exchange risk	(0.6)	(4.4)	(12.5)	(0.3)
Interest rate risk (mark-to-market)	(7.5)	(10.4)	(22.5)	(5.7)
Diversification	4.8	8.6	nm	nm

Comprehensive risk	(10.9)	(13.1)	(23.1)	(5.9)
Interest rate risk (AFS)	(7.4)	(5.6)	(8.8)	(2.8)
Issuer risk	(2.7)	(2.6)	(4.4)	(1.6)

Total MVE	(21.0)	(21.3)	(31.0)	(15.2)

*One-day measure using a 99% confidence level.
nm – not meaningful

For the year ended October 31, 2009
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(0.7)	(0.7)	(1.7)	(0.4)
Equity risk	(10.2)	(9.6)	(16.3)	(5.5)
Foreign exchange risk	(0.8)	(3.4)	(8.2)	(0.4)
Interest rate risk (mark-to-market)	(18.4)	(16.3)	(29.1)	(9.2)
Diversification	11.4	10.1	nm	nm

Comprehensive risk	(18.7)	(19.9)	(31.2)	(13.4)
Interest rate risk (AFS)	(7.3)	(10.5)	(15.8)	(5.7)
Issuer risk	(1.9)	(3.5)	(9.5)	(1.3)

Total MVE	(27.9)	(33.9)	(52.1)	(24.2)

*One-day measure using a 99% confidence level.
nm – not meaningful

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).
BMO Financial Group 193rd Annual Report 2010  83

MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)	December 31 – Primarily reflects normal trading activity and month-end valuation adjustments. Daily Net Revenue $29.6MM.

(2)	March 31 – Reflects normal trading activity as well as the recognition of valuation adjustments including credit. Daily Net Revenue $68.8MM.

(3)	May 10 – Reflects normal trading activity and the recognition of credit valuation adjustments. Daily Net Revenue ($30.1MM).
(4)	June 30 – Primarily reflects monthly adjustment to record the taxable equivalent basis of certain transactions. Daily Net Revenue $41.9MM.

(5)	September 30 – Reflects normal trading activity, fee income and the recognition of valuation adjustments. Daily Net Revenue $45.6MM.

The distribution of our daily net revenue for the portfolios has been affected by periodic valuation adjustments as outlined in the notes to the preceding Trading and Underwriting Net Revenues versus Market Value Exposure graph.
Trading revenues include amounts from all trading and underwriting activities, whether accounted for as trading securities or AFS securities, as well as certain fees and commissions directly related to those activities.
Structural Market Risk
Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed by BMO’s Corporate Treasury group in support of high-quality earnings and maximization of sustainable product spreads.
          Structural interest rate risk arises primarily from interest rate mismatches and embedded options. Interest rate mismatches result from differences in the scheduled maturity, repricing dates or reference rates of assets, liabilities and derivatives. Embedded option risk results from product features that allow customers to alter scheduled maturity or repricing dates. Embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, which is currently between two and three years, while embedded options are managed to low risk levels. The net interest rate mismatch is primarily managed with interest rate swaps and securities. Embedded option risk exposures are managed by purchasing options or through a dynamic hedging process.
          Structural foreign exchange risk arises primarily from translation risk associated with the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income..

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).

84  BMO Financial Group 193rd Annual Report 2010

Translation risk is managed by funding our net U.S. investment in U.S. dollars. Transaction risk is managed by assessing at the start of each quarter whether to enter into foreign exchange forward contract hedges that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations in the quarter on the expected U.S. dollar net income for the quarter. The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated results are affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. The size of the impact on the Canadian dollar equivalents depends on the level of U.S.-dollar-denominated results and the movement in the exchange rate. If future results are consistent with the range of results for the past three years, each one cent decrease in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to change the Canadian dollar equivalents of U.S.-dollar-denominated net income (loss) before income taxes by between –$6 million and $10 million. An increase of one cent would have the opposite effect.
          Structural MVE and EV measures both reflect holding periods of between one month and three months and incorporate the impact of correlation between market variables.
          Structural MVE and EV are summarized in the following table. Structural MVE increased from the prior year primarily due to growth in common shareholders’ equity. Structural EV continues to be managed to low levels.
Structural Balance Sheet Market Value Exposure and
Earnings Volatility ($ millions)*

As at October 31
(Canadian equivalent)	2010	2009

Market Value Exposure (pre-tax)	(564.1)	(543.2)
12-month Earnings Volatility (after-tax)	(63.8)	(69.0)

*Measured at a 99% confidence interval.
In addition to MVE and EV, we use simulations, sensitivity analysis, stress testing and gap analysis to measure and manage interest rate risk. The interest-rate gap position is disclosed in Note 19 on page 143 of the financial statements.
          Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve is disclosed in the table below. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group. The change in economic value sensitivity from the prior year reflects capital growth and higher interest rates. The asset-liability profile at the end of the year results in a structural earnings benefit from interest rate increases and structural earnings exposure to interest rate decreases.
Structural Interest Rate Sensitivity ($ millions)*

Canadian equivalent	As at October 31, 2010		As at October 31, 2009
	Economic	12-month	Economic	12-month
	value	earnings	value	earnings
	sensitivity	sensitivity	sensitivity	sensitivity
	pre-tax	after-tax	pre-tax	after-tax

100 basis point increase	(380.5)	20.9	(353.2)	11.0
100 basis point decrease	322.3	(70.3)	254.2	(75.6)

200 basis point increase	(815.1)	33.4	(779.2)	(10.6)
200 basis point decrease	738.2	(12.8)	392.8	(62.9)

*Exposures are in brackets and benefits are represented by positive amounts.
Models used to measure structural market risk project how interest rates and foreign exchange rates may change and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure how customers are likely to use embedded options to alter those terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), our models assume a maturity profile that considers historical and forecasted trends in balances. These models have been developed using statistical analysis and are validated through regular model vetting and backtesting processes and ongoing dialogue with the lines of business. Models used to predict customer behaviour are also used in support of product pricing and performance measurement.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.
Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.
          We actively manage liquidity and funding risk across the enterprise by holding liquid assets in excess of established minimum requirements at all times. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are held both in our trading businesses and in supplemental liquidity pools that are maintained for contingencies. Liquidity and funding requirements consist of expected and stressed cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, fund drawdowns on available credit and liquidity lines, purchase collateral for pledging and fund asset growth and strategic investments. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, which determine the minimum required amount of liquid assets to be held at all times.
          Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee;

•	an independent oversight group within Corporate Treasury;

•	a Risk Review Committee-approved limit structure to support the maintenance of a strong liquidity position;

•	effective processes and models to monitor and manage risk;

•	strong controls over processes and models and their uses;

•	a framework of scenario tests for stressed operating conditions; and

•	contingency plans to facilitate managing through disruption.
In December 2009, the Basel Committee on Banking Supervision (BCBS) published for consultation an International framework for liquidity measurement, standards and monitoring. The framework contains two new liquidity measures, Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), and four monitoring tools (contractual maturity

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).

BMO Financial Group 193rd Annual Report 2010  85

MANAGEMENT’S DISCUSSION AND ANALYSIS

mismatch, concentration of funding, available unencumbered assets and market-related monitoring tools). The LCR is the ratio of the stock of high quality liquid assets to stressed net cash outflows over a 30-day time period. The NSFR is the ratio of the available amount of stable funding (one-year or greater) to the required amount of stable funding.
          The BCBS has stated that unlike the capital framework, for which extensive experience and data help inform the calibration, there is no similar track record for liquidity standards. For this reason the BCBS is proceeding carefully to refine the design and calibration in order to deliver a rigorous overall liquidity standard while avoiding unintended consequences to business models and funding structures. Additional guidance from the BCBS is expected before December 31, 2010. Based on the framework’s current design and calibration, the standards would result in higher costs for the banking industry, including BMO. An observation period for the LCR is scheduled to commence on January 1, 2011 and adoption of a minimum standard is scheduled to commence on January 1, 2015. An observation period for the NSFR is scheduled to commence on January 1, 2012 and adoption of a minimum standard is scheduled to commence on January 1, 2018.
          Fiscal 2010 began in an environment of improving global financial markets. Term wholesale funding volumes were increasing and credit spreads were decreasing. Governments and central banks were reducing the financial system support mechanisms they had introduced during the financial crisis. By mid-year, sovereign debt concerns developed in a number of European countries; however, these concerns were largely restricted to the European financial system. BMO’s liquidity and funding management framework was effective in ensuring we maintained a strong liquidity position throughout the year, and continues to help ensure that we maintain a strong position.
          Data provided in this section reflect BMO’s consolidated position. BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy considerations of the subsidiaries, as well as tax considerations. In recognition of these matters, BMO’s liquidity and funding positions are managed on both a consolidated and key legal entity basis.
          Three of the measures we use to evaluate liquidity and funding risk are the liquidity ratio, the level of core deposits, and the customer deposits and capital to loans ratio.
          The liquidity ratio represents the sum of cash resources and securities as a percentage of total assets. BMO’s liquidity ratio was 35.0% at October 31, 2010, up from 31.9% in 2009. The liquidity ratio averaged 29.8% for the years 2006 to 2008. The ratio reflects a strong liquidity position.
          Cash and securities totalled $144.0 billion at the end of the year, compared with $124.1 billion in 2009. Liquidity provided by cash and securities is supplemented by securities borrowed or purchased under resale agreements, which also can be readily converted into cash or cash substitutes to meet financial commitments. Securities borrowed or purchased under resale agreements totalled $28.1 billion at the end of the year, down from $36.0 billion in 2009.
          In the ordinary course of business, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems, in Canada and abroad. At October 31, 2010, $49.9 billion of cash and securities and $19.6 billion of securities borrowed or purchased under resale agreements had been pledged, compared with $39.3 billion and $25.6 billion, respectively, in 2009. These changes were driven by trading activities. Additional information on cash and securities can be found in Table 5 on page 97 and in Notes 2 and 3 beginning on page 116 of the financial statements.
          Core deposits are comprised of customer operating and savings account deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $98.6 billion at the end of the year, up from $95.4 billion in 2009, and U.S. dollar and other currency core deposits totalled US$33.5 billion at the end of the year, up from US$27.7 billion in 2009. The increase in our U.S. dollar and other currency core deposits reflects investor preference for bank deposits, as well as growth through U.S. acquisitions. Larger fixed-date customer deposits totalled $20.1 billion at the end of the year, compared with $22.5 billion in 2009. Total deposits increased $13.1 billion during 2010 to $249.3 billion at the end of the year. The increase in total deposits primarily reflects an increase in core deposits used to fund loan growth and an increase in non-core deposits to fund securities growth.
          Our large base of customer deposits, along with our strong capital base, reduces our requirements for wholesale funding. Customer deposits and capital equalled 104.1% of loans at the end of the year, down from 106.6% in the prior year.
          Our funding philosophy requires that wholesale funding used to support loans is longer term (typically maturing in two to ten years) to better match the terms to maturity of our loans. Wholesale funding that supports liquid trading and underwriting assets and liquid available-for-sale securities is generally shorter term (maturing in less than two years). Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. In accordance with internal guidelines, our wholesale funding is diversified by customer, type, market, maturity term, currency and geographic region. BMO has the ability to raise long-term funding through various platforms, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, a Global Covered Bond Program, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, and Canadian and U.S. senior (unsecured) deposits. Information on deposit maturities can be found in Table 20 on page 106.
          The credit ratings assigned to BMO’s senior debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. BMO’s ratings are indicative of high-grade, high-quality issues. They are: DBRS (AA); Fitch Ratings (AA–); Moody’s Investors Service (Aa2); and Standard & Poor’s Ratings Services (A+). DBRS, Fitch, Moody’s and S&P have a stable outlook for BMO. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 130 of the financial statements.

Material in blue-tinted font above is an integral part of the 2010 annual consolidated financial statements (see page 75).
86  BMO Financial Group 193rd Annual Report 2010

Long-term Wholesale Funding Sources ($ millions)

As at October 31	2010	2009	2008	2007	2006

Unsecured long-term
wholesale funding	14,198	21,756	35,274	21,628	16,840
Secured long-term
wholesale funding	5,883	4,162	4,396	–	–
Mortgage and credit card
securitization issuances	26,906	28,047	25,077	12,992	9,792

Unsecured Long-term Wholesale Funding Maturities ($ millions)

As at October 31, 2010
Less than	1 to	2 to	3 to	4 to	Over
1 year	2 years	3 years	4 years	5 years	5 years	Total

3,483	2,884	2,067	525	2,130	3,109	14,198

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.
As a large and diversified financial services company, BMO is exposed to potential loss arising from a variety of operational risks, including process failure, theft and fraud, regulatory non-compliance, business disruption, information security breaches and exposure related to outsourcing, as well as damage to physical assets. Operational risk is inherent in all our business activities, including the processes and controls used to manage credit risk, market risk and all other risks we face. While operational risk can never be fully eliminated, it can be managed to reduce exposure to financial loss, reputational harm or regulatory sanction.
          The three-lines-of-defence operating model establishes appropriate accountability for operational risk management. The operating groups are responsible for the day-to-day management of operational risk in a manner consistent with enterprise-wide principles. Independent risk management oversight is provided by Operating Group CROs, Group Operational Risk Officers, Corporate Support areas and Enterprise Operational Risk Management. Operating Group CROs and Operational Risk Officers independently assess group operational risk profiles, identifying material exposures and potential weaknesses in controls and recommending appropriate mitigation strategies and actions. Corporate Support areas, including key areas such as Finance, Business Continuity, Legal and Compliance, Human Resources and Technology, develop the tools and processes to independently manage specialized operational risks across the organization. Enterprise Operational Risk Management establishes the Operational Risk Management Framework and Strategy as well as the necessary governance framework.
Operational Risk Management Framework (ORMF)
The ORMF defines the processes we use to identify, measure, manage, monitor and report key operational risk exposures. A primary objective of the ORMF is to ensure that our operational risk profile is consistent with our risk appetite and supported with adequate capital. The key programs, methodologies and processes developed to support the framework are highlighted below. Enhancements to the ORMF are ongoing, giving due consideration to emerging industry and regulatory guidance as detailed in the Basel II Capital Accord.
Risk and Control Self-Assessment (RCSA)
RCSA is an established process used by our operating groups to identify the key risks associated with their business strategies and the controls required for risk mitigation. The RCSA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles. On an aggregate basis, RCSA results provide a consolidated view of operational risks relative to risk appetite.
Key Risk Indicators (KRIs)
Operating groups and Corporate Support areas are required to identify KRIs related to their material risks. KRIs are used to monitor operational risk profiles and are linked to thresholds that trigger management action. KRIs provide an early warning indicator of adverse changes in risk exposure.
Event Data Collection and Analysis
Internal loss data has been collected throughout the enterprise since 2004 and serves as an important means of measuring our operational risk exposure and identifying risk mitigation opportunities. Loss data is analyzed and benchmarked against external data and material trends are reported to senior management and our Board of Directors on a regular basis. BMO is a member of the Operational Risk Data Exchange, an international association of banks that share loss data information anonymously to assist in risk identification, assessment and modelling.
Capital Quantification
BMO uses The Standardized Approach (TSA) to determine Basel II regulatory capital requirements for operational risk. TSA processes and capital measures have been implemented at both the consolidated enterprise and applicable legal entity levels. The implementation of the Basel II Advanced Measurement Approach is a priority for the enterprise and will enable the quantification of operational risk capital using internal models and loss-based methodologies.
Scenario Analysis and Stress Testing
Stress testing measures the potential impact of plausible operational, economic, market and credit events on our operations and capital. Scenario analysis provides management with a better understanding of low-frequency, high-severity events and provides a gauge of enterprise preparedness for events that could create risks that exceed our risk appetite. Scenario analysis is an input in the calculation of operational risk capital under the Advanced Measurement Approach.
Reporting
Regular reporting of our enterprise operational risk profile to senior management and the board is an important element of our Operational Risk Management Framework. Operational risk reporting supports risk transparency and the proactive management of material operational risk exposures.
Governance
Operational risk management is governed by a robust committee structure as well as a comprehensive set of policies, standards and operating guidelines. Operational Risk Committee (ORC), a sub-committee of the Risk Management Committee, is the main decision-making committee for all operational risk management matters and has oversight responsibility for operational risk strategy, management and governance. ORC provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives. ORC oversees the development of policies, standards and operating guidelines that give effect to the governing principles of the ORMF. These governance documents incorporate industry best practices and are reviewed on a regular basis to ensure they are current and consistent with our risk appetite.
Corporate Insurance Program
BMO’s corporate insurance program provides secondary mitigation of certain operational risk exposures. We purchase insurance in amounts that provide protection against unexpected material loss and when insurance is required by law, regulation or contractual agreement.

BMO Financial Group 193rd Annual Report 2010  87

MANAGEMENT’S DISCUSSION AND ANALYSIS
Insurance Risk
Insurance risk is the risk of loss due to actual experience being different than that assumed when an insurance product was designed and priced. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.
Insurance risk consists of:
•	Claims risk – The risk that the actual magnitude or frequency of claims will differ from the levels assumed in the pricing or underwriting process. Claims risk includes mortality risk, morbidity risk and natural catastrophe risk.

•	Policyholder behaviour risk – The risk that the behaviour of policy-holders relating to premium payments, withdrawals or loans, policy lapses and surrenders and other voluntary terminations will differ from the behaviour assumed in the pricing calculations.

•	Expense risk – The risk that actual expenses associated with acquiring and administering policies and claims processing will exceed the expected expenses assumed in pricing calculations.
Insurance risk approval authority is delegated by BMO’s Board of Directors to senior management. A robust product approval process is a cornerstone for identifying, assessing and mitigating risks associated with new insurance products or changes to existing products. This process, combined with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance, which involves transactions that transfer insurance risk to independent reinsurance companies, is also used to manage our exposure to insurance risk by diversifying risk and limiting claims.
          Insurance risk is monitored on a regular basis. Actuarial liabilities are estimates of the amounts required to meet insurance obligations.
Liabilities are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the CICA. The liabilities are validated through extensive internal and external reviews and audits. Assumptions underlying actuarial liabilities are regularly updated to reflect emerging actual experience. The Appointed Actuary of our Canadian insurance subsidiaries is appointed by the boards of directors and has statutory responsibility for providing opinions on the adequacy of provisions for the policyholder liabilities, the solvency of the insurance company and fairness of treatment of participating policyholders. In addition, the work of the Appointed Actuary is subject to an external, independent review by a qualified actuary every three years in accordance with OSFI Guideline E-15.
          The Board of Directors establishes approval authorities and limits and delegates these to the management teams of the insurance subsidiaries. The boards of directors of our insurance subsidiaries are responsible for the stewardship of their respective insurance companies. Through oversight and monitoring, the boards are responsible for determining that the insurance subsidiaries are managed and function in accordance with established insurance strategies and policies. ER&PM is responsible for providing risk management direction and independent oversight to the insurance businesses. This group also has the approval authority for activities that exceed delegated authorities and limits of the boards of the insurance companies, or that expose BMO to significant risk.
          Our insurance subsidiaries provide independent evaluation and reporting on insurance risk exposures to their boards of directors and at the enterprise level, including reporting to both Private Client Group management and the Risk Review Committee of the Board of Directors. Reporting includes an assessment of all risks facing the insurance subsidiaries, including top-line and emerging risks.

Business Risk
Business risk arises from the specific business activities of a company and the effects these could have on its earnings.
Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. It identifies factors related to the risk that volumes will decrease or margins will shrink without the ability to compensate for this decline by cost cutting.
          BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, adverse business developments and relatively ineffective responses to industry changes.
          Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volume and cost structure, among other factors.

Model Risk
Model risk is the potential loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.
BMO uses models that range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to guide strategic decisions and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions.
Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using Economic Capital. We have strong controls over the development, implementation and application of these models.
          BMO uses a variety of models, which can be grouped within six categories:
•	valuation models for the valuation of assets, liabilities or reserves;

•	risk exposure models measuring credit risk, market risk, liquidity risk and operational risk, which also address expected loss and its applications;

88  BMO Financial Group 193rd Annual Report 2010

•	capital and stress testing models for measuring capital, allocating capital and managing Regulatory Capital and Economic Capital;

•	fiduciary models for asset allocation, asset optimization and portfolio management;

•	major business strategy models to forecast the possible outcomes of new strategies in support of our business decision process; and

•	models driven by regulatory and other stakeholder requirements.
Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk and Vetting group. The Model Risk Corporate Standard outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise. All models are rated according to their risk levels, which determine the frequency of ongoing review. In addition to regularly scheduled model validation and vetting, model risk monitoring and oversight activities are in place so that models are managed, used and perform as expected, thereby increasing the likelihood of early detection of emerging issues.
          During the current year, BMO’s enterprise-wide Model Risk Management Framework was enhanced with additional emphasis on end-to-end stakeholder governance, including the establishment of a Model Risk Management Forum, a cross-functional group in which all stakeholders (model users, model owners and the Model Risk and Vetting Group) provide their input into the development, implementation and maintenance of the model risk framework and processes covering all models that are in use across the enterprise.

Strategic Risk
Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.
Strategic risk arises from: external risks inherent in the business environment within which BMO operates and the risk of potential loss if BMO is unable to deal with those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic risk management process.
          BMO’s Office of Strategic Management (OSM) oversees the governance and management processes for identifying, monitoring and mitigating strategic risks across the enterprise. A rigorous strategic management process incorporates a consistent approach to the development of strategies and incorporates accurate and comprehensive financial information linked to financial commitments.
          The OSM works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards. Included in this process is a review of the changing business environment within which each of our lines of business operates, including broad industry trends and the actions of our competitors. Strategies are reviewed with the Management Committee and the Board of Directors annually in interactive sessions designed to challenge assumptions and strategies in light of current and potential future environments.
          Performance commitments established through the strategic management process are regularly monitored and are reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted when necessary. Regular strategic and financial updates are also monitored closely to identify any significant issues.

Regulatory Risk
Regulatory risk is the risk of not complying with regulatory requirements, regulatory changes or regulators’ expectations. Failing to properly manage regulatory risk may result in regulatory sanctions being imposed, and could harm our reputation.
The operating groups are responsible for the day to day management of their regulatory risk in a manner consistent with enterprise-wide policies. Legal, Corporate and Compliance Group (LCCG) provides independent risk management oversight through Deputy General Counsel and Chief Compliance Officers with designated operating group responsibility. These legal and compliance officers independently assess risk profiles, assist in identifying material control weaknesses and recommend mitigation strategies and actions. LCCG establishes the legal and compliance enterprise risk management framework, as well as the necessary governance framework.
          Regulation of the financial sector has received heightened attention during the past year, as new rules were proposed and enacted to reform regulatory and capital requirements. Significant developments included the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the United States and adoption of the International Regulatory Framework for Banks (Basel III). The Dodd-Frank Act is broad in scope and requires development of many new rules and regulations. It will be phased in over a period of several years. We continue to assess the impact these developments will have on our operations.
          During the past year we have undertaken a great deal of work in regards to Basel III. While there are uncertainties surrounding the Basel proposals, which will be addressed in the upcoming years, given the strength of our capital and liquidity positions, we believe that we are well positioned to adopt the known regulatory changes.
          Further information on our approach to the adoption of Basel III can be found in the Capital Management section on page 59, and the Liquidity and Funding section on page 85.

BMO Financial Group 193rd Annual Report 2010  89

MANAGEMENT’S DISCUSSION AND ANALYSIS
Reputation Risk

Reputation risk is the risk of a negative impact to BMO that results from the deterioration of BMO’s reputation among stakeholders. These potential impacts include revenue loss, reduced client loyalty, litigation, regulatory sanction or additional oversight, and declines in BMO’s share price.
BMO’s reputation is one of its most valuable assets. By protecting and maintaining this reputation, we can increase shareholder value, reduce the costs of capital and improve employee engagement.
          Fostering a business culture in which integrity and ethical conduct are core values is key to effectively protecting and maintaining BMO’s reputation.
          We believe that active, ongoing and effective management of reputation risk is best achieved by considering reputation risk issues in strategy development, strategic and operational implementation and transactional or initiative decision-making. Reputation risk is also managed through our corporate governance practices, code of conduct and risk management framework.
          All employees are responsible for conducting themselves in accordance with FirstPrinciples, BMO’s code of conduct, thus building and maintaining BMO’s reputation. The Reputation Risk Management Committee considers significant potential reputation risks to the enterprise, including the review of complex credit and structured-finance transactions as required.

Environmental Risk

Environmental risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit and operational risk.
Environmental risk is addressed in our board-approved sustainability corporate policy. Environmental risk management activities are overseen by both the Corporate Sustainability and Environmental Sustainability groups, with support from our lines of business and other Corporate Support areas. Executive oversight of our environmental activities is provided by BMO’s Sustainability Council, comprised of executives representing the various areas of the organization. Senior management committees are provided with reports on the progress of activities mandated by our environmental strategy, as appropriate. Our environmental policies and practices are outlined in detail in our annual Corporate Responsibility Report and Public Accountability Statement and on our Corporate Responsibility website.
          Environmental risk covers a broad spectrum of issues, such as climate change, biodiversity and ecosystem health, unsustainable resource use, pollution, waste and water. We work with external stakeholders to understand the impact our operations have in the context of these issues, and we use this understanding to determine the consequences for our businesses.
          In addition, specific line of business guidelines outline how environmental risks inherent in lending activities are managed. Environmental risks associated with lending transactions are managed within BMO’s credit and counterparty risk framework. Specific guidelines related to climate change are applied to transactions with clients operating in emissions-intensive industry sectors, and we adhere to the standards set out in the Equator Principles, a framework for evaluating social and environmental risk in project finance transactions based on the World Bank’s International Finance Corporation Performance Standards.
          In 2010, we achieved carbon neutrality relative to energy consumption and transportation emissions across the company worldwide. This was done by engaging in consumption reduction measures, purchasing renewable energy for our operations in Canada and the United States and purchasing high-quality carbon offsets to neutralize the remaining emissions. BMO committed $10 million over five years to the Greening Canada Fund, the first voluntary carbon emissions reduction fund open only to Canadian corporations. The fund provides direct access to greenhouse gas emission offset credits and helps BMO invest in Canadian-based emission reduction projects.
Caution
This Enterprise-Wide Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

90  BMO Financial Group 193rd Annual Report 2010

Non-GAAP Measures

BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The adjacent table reconciles these non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          At times, we indicate measures excluding the effects of certain items but we generally do so in conjunction with disclosure of the nearest GAAP measure and details of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to be reflective of ongoing operating results or assist readers’ understanding of performance. To assist readers, we have also provided a schedule that summarizes notable items that have affected results in the reporting periods.
          Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS), and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of added economic value.
          Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries is considered a useful measure as it provides a measure of performance that excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.
GAAP and Related Non-GAAP Measures used in the MD&A

($ millions, except as noted)	2010	2009	2008

Total non-interest expense (a)	7,590	7,381	6,894
Amortization of intangible assets (1)	(36)	(43)	(42)

Cash-based non-interest expense (b) (2)	7,554	7,338	6,852

Net income	2,810	1,787	1,978
Amortization of intangible assets, net of income taxes	32	35	35

Cash net income (2)	2,842	1,822	2,013
Preferred share dividends	(136)	(120)	(73)
Charge for capital (2)	(1,888)	(1,770)	(1,535)

Net economic profit (2)	818	(68)	405

Net income	2,810	1,787	1,978
Provision for credit losses	1,049	1,603	1,330
Income taxes and non-controlling interest in subsidiaries	761	293	3

Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries (2)	4,620	3,683	3,311

Revenue (c)	12,210	11,064	10,205
Revenue growth (%) (d)	10.4	8.4	9.2
Productivity ratio (%) ((a/c) x 100)	62.2	66.7	67.6
Cash productivity ratio (%) ((b/c) x 100) (2)	61.9	66.3	67.1
Non-interest expense growth (%) (e)	2.8	7.1	4.4
Cash-based non-interest expense growth (%) (f) (2)	2.9	7.1	4.5
Operating leverage (%) (d – e)	7.6	1.3	4.8
Cash operating leverage (%) (d – f) (2)	7.5	1.3	4.7
EPS (uses net income) ($)	4.75	3.08	3.76
Cash EPS (uses cash net income) ($) (2)	4.81	3.14	3.83

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash-based non-interest expense and cash net income.

(2)	These are non-GAAP amounts or non-GAAP measures.
The table above outlines non-GAAP measures used by BMO together with their closest GAAP counterparts.

BMO Financial Group 193rd Annual Report 2010  91

MANAGEMENT’S DISCUSSION AND ANALYSIS
2009 Financial Performance Review
The preceding discussions in the MD&A focused on our performance in 2010. This section summarizes our performance in fiscal 2009 relative to fiscal 2008. As noted on page 26, certain prior year data has been restated to conform to the presentation in 2010, including restatements arising from transfers between operating groups. Further detail is provided on page 43.
          Net income decreased $191 million or 10% to $1,787 million in fiscal 2009 and earnings per share fell $0.68 or 18% to $3.08. Results for the year were affected by charges related to notable items totalling $474 million after tax ($0.88 per share). Results in 2008 were affected by charges related to notable items totalling $426 million after tax ($0.84 per share). Amounts are detailed in the Notable Items section on page 36. We also recorded elevated provisions for credit losses in 2009 and higher income taxes. Return on equity was 9.9%, down from 13.0% in 2008, primarily due to increases in the number of common and preferred shares, as well as lower net income.
          Revenue rose $859 million or 8.4% in 2009 to $11,064 million. Revenue in 2009 was reduced by charges of $521 million associated with notable items related to the impact of the weak capital markets environment. In 2008, revenue was reduced by $388 million of such charges. The higher charges in 2009 dampened revenue growth by $133 million. The stronger U.S. dollar increased overall revenue growth by $363 million or 3.5 percentage points, while the net impact of acquired businesses increased revenue growth by $172 million or 1.7 percentage points. The remaining increase was primarily attributable to business growth, as there was solid revenue growth in P&C Canada, P&C U.S. and BMO Capital Markets.
          Credit conditions remained difficult in 2009, with indications of stabilization appearing in the latter half of the year. BMO recorded a $1,603 million provision for credit losses, consisting of $1,543 million of specific provisions and a $60 million increase in the general allowance for credit losses. These amounts compare to a $1,330 million provision recorded in 2008, comprised of specific provisions of $1,070 million and a $260 million increase in the general allowance.
          Non-interest expense increased $487 million or 7.1% to $7,381 million. The net effect of businesses acquired in 2009 and 2008 increased expenses in 2009 relative to 2008 by $124 million (1.8%). The stronger U.S. dollar increased costs in 2009 by $216 million (3.1%). Other employee compensation expense, which includes salaries and employee benefits, was $368 million or 14% higher than in 2008. Approximately one third of this increase was due to $118 million of severance costs, one third to higher benefit costs and the remainder to business acquisitions in P&C U.S. and Private Client Group, as well as the stronger U.S. dollar. Benefit costs were increased by higher pension costs. Employment levels were reduced in 2009 by 900 full-time equivalent employees or 2.4% to 36,173 full-time equivalent employees at October 31, 2009 as a result of expense management efforts.
          The provision for income taxes was $217 million in 2009, compared with a $71 million recovery of income taxes in 2008. The effective tax rate in 2009 was a tax expense rate of 10.5%, compared with a recovery rate of 3.6% in 2008. Results included a recovery of prior years’ income taxes of $160 million in 2008. The higher effective tax rate in 2009 was mainly attributable to a lower recovery of prior years’ income taxes and a lower proportion of income from lower-tax-rate jurisdictions.
          Net income in P&C Canada rose $262 million or 23% from 2008 to $1,415 million. Revenue increased $493 million or 10% to $5,287 million.
Results largely reflected higher volumes in most products and improvements in net interest margin. There was very strong revenue growth across personal banking, commercial banking and cards and payment services. Non-interest expense increased $104 million or 3.8% to $2,837 million due to increases in employee benefits costs, performance-based compensation and occupancy and payment services costs, partially offset by lower business initiative spending and cost savings resulting from reduced employment levels.
          Net income in P&C U.S. increased $44 million to $286 million in 2009. On a U.S. dollar basis, net income increased $7 million or 3.0%. Revenue increased $226 million to $1,568 million, but increased $41 million or 3.2% on a U.S. dollar basis. The increase was largely driven by our Wisconsin acquisitions, strong deposit volume growth and gains on the sale of mortgages. This was partially offset by the impact of increases in impaired loans and the benefit in 2008 of the sale of a portion of our investment in Visa. Non-interest expense increased $127 million or 14% to $1,042 million, but increased only $12 million or 1.4% on a U.S. dollar basis.
          Net income in Private Client Group was $359 million, down $67 million from 2008, reflecting weak equity markets and a low interest rate environment. Results in 2009 were reduced by $17 million ($11 million after tax) of charges associated with actions taken to support U.S. clients in the difficult capital markets environment, but also reflected a $23 million recovery of prior years’ income taxes. Results in 2008 were affected by a $31 million ($19 million after tax) charge for similar actions to support clients. Revenue of $2,012 million decreased $134 million, primarily due to lower revenues in our brokerage and mutual fund businesses. Insurance revenues increased as a result of the acquisition of BMO Life Assurance. Non-interest expense was unchanged at $1,569 million.
          Net income in BMO Capital Markets increased $305 million to $873 million. Results in 2009 were affected by charges of $521 million ($355 million after tax) related to the deterioration in capital markets. Results in 2008 were affected by $388 million ($260 million after tax) of such charges. Additionally, 2008 net income included a $115 million recovery of prior periods’ income taxes. Revenue increased $911 million or 42% to $3,089 million. Revenue growth was largely driven by significantly higher trading revenues as well as corporate banking revenues. Revenues from our interest-rate-sensitive businesses also increased due to favourable market spreads and equity underwriting fees increased as well, driven by corporate clients choosing to strengthen their capital positions. Non-interest expense increased $108 million or 6.6% to $1,744 million, primarily due to increased employee costs, in line with improved business performance, and higher allocated costs.
          Corporate Services net loss for the year was $1,146 million, compared with a net loss of $411 million in 2008. The increased loss in part reflected lower revenues, higher provisions for credit losses and increased expenses. The reduction in revenues was primarily driven by a negative carry on certain asset-liability interest rate positions as a result of changes in interest rates, the impact of funding activities undertaken to enhance our strong liquidity position, the mark-to-market impact of hedging activities and the effect on results in 2009 of credit card securitizations completed in 2008. Non-interest expense was $148 million higher, largely related to a $118 million ($80 million after tax) severance charge and higher deposit insurance premiums.

92  BMO Financial Group 193rd Annual Report 2010

Review of Fourth Quarter Performance
Results in the fourth quarter of 2010 were very good, with solid revenue growth, reflecting the consistent execution of BMO’s strategy of providing an industry-leading customer experience and the benefits of our diversified business mix. P&C Canada had another strong quarter, driven by volume growth across most lines of business and improved net interest margins. P&C U.S. saw the benefit of loan spread improvement, new account openings and growing deposit balances but results were affected by higher credit losses, the impact of impaired loans and acquisition integration costs. Private Client Group produced strong results with net income substantially higher than in the same quarter a year ago, with strong revenue growth. Results for BMO Capital Markets reflected revenue growth, from the strong levels of a year ago, but net income decreased due to higher credit losses and increased expenses, as a result of investing to grow the business.
          BMO’s net income was $739 million, up $92 million or 14% from a year ago. Summary income statements and data for the quarter and comparative quarters are outlined on page 95. Increased revenues and lower provisions for credit losses were partially offset by the impact of increased expenses. Results in the fourth quarter of 2009 included a $50 million pre-tax charge related to our Canadian Credit Protection Vehicle, which was considered a notable item in the 2009 fiscal year. There were no notable items in the fourth quarter of 2010.
          Personal and Commercial Banking net income increased $9 million or 2.1% from a year ago to $458 million. P&C Canada net income increased $22 million or 5.5% to $420 million. Revenue increased $138 million or 10%, driven by volume growth across most products, the inclusion of Diners Club business revenues in financial results and an improved net interest margin. Provisions for credit losses increased $30 million due to growth in the portfolio and the addition of the Diners Club business. Non-interest expense increased $80 million or 11% due to higher initiatives expense, higher salaries and benefits from increased staff levels and the inclusion of the Diners Club business in results, as well as low capital tax expense in the prior year.
          P&C U.S. net income of US$37 million was down US$11 million or 21% from US$48 million a year ago, but was essentially unchanged after adjusting results in both years for acquisition integration costs. The benefits of loan spread improvement and deposit balance growth were largely offset by an increase in the impact of impaired loans, higher provisions for credit losses, a decrease in loan balances and deposit spread compression. On a basis that adjusts for the impact of impaired loans, a reduction in our Visa litigation accrual and acquisition integration costs, net income was US$59 million, an increase of US$1 million or 2.1% from results of a year ago on a comparably-adjusted basis. Revenue increased US$42 million or 13% due to the Rockford, Illinois-based bank transaction and improved loan spreads. Non-interest expense increased due to the Rockford transaction including higher acquisition integration costs.
          Private Client Group net income was $131 million, up a strong $25 million or 25% from last year. Revenue increased $48 million or 8.6% with strong growth across most businesses. PCG, excluding insurance, achieved strong revenue growth, driven by an 11% improvement in client assets under management and administration. Revenue from the insurance business was unchanged year over year, as the benefit from higher premium revenue was offset by effects of the unfavourable market movements on policy liabilities.
          BMO Capital Markets net income of $216 million decreased $44 million or 17% from the very strong results of a year ago. Revenue increased but there were higher provisions for credit losses and expenses also increased, in part due to higher employee costs as we continued to invest in strategic hiring across the business.
Revenue for the quarter increased $20 million from a year ago to $834 million, driven by gains in investment securities and higher mergers and acquisitions revenues and debt underwriting fees. Trading revenue was slightly lower due to accounting adjustments in the equity trading business in the current quarter. Continued weak demand, particularly in the United States, contributed to lower corporate banking revenues. Non-interest expense increased $59 million, primarily due to higher employee costs.
          Corporate Services incurred a net loss of $66 million in the quarter, due primarily to low revenues. Net interest income was reduced, in part, by a write-down on our equity investment in Symcor Inc., a joint-venture between certain of the banks that provides financial processing services. Results were $102 million better than in the prior year, largely due to lower provisions for credit losses, offset in part by higher expenses. Expenses were $58 million higher mainly due to increases in investment spending, professional fees and performance-based compensation.
          BMO’s revenue increased $240 million or 8.0% from a year ago to $3,229 million. There were solid increases in each of our operating groups, with particularly strong growth in P&C Canada, our largest operating group. The weaker U.S. dollar decreased revenue growth by $36 million or 1.2 percentage points.
          Net interest income increased $168 million or 12% from a year ago. Higher net interest margins in most of the operating groups produced a 16 basis point increase at the total bank level, and drove the increase in net interest income, with higher average earning assets also contributing to the growth. Average earning assets increased $7.3 billion or 2.2% relative to a year ago, but adjusted to exclude the impact of the weaker U.S. dollar, increased by $12.5 billion. The increase was driven by broad-based volume growth in P&C Canada with some contribution from volume growth in Private Client Group.
          Non-interest revenue increased $72 million or 4.7% from a year ago, mostly due to strong increases in P&C Canada and Private Client Group. There was strong growth in card fees, due largely to the Diners Club business acquisition. There were solid increases in securities commissions, mutual fund revenues, underwriting and advisory fees, and investment securities gains. Securitization revenues and other revenues were lower.
          Non-interest expense increased $244 million or 14% from a year ago to $2,023 million. There was modest growth in Private Client Group with higher increases across the other operating groups. Approximately 25% of expense growth was attributable to the Rockford and Diners Club business acquisitions, including integration costs. There were increases in employee compensation, due in part to staffing related to business initiatives and to performance-based compensation, in line with improved performance. Staffing levels increased in each of the operating groups. There were also significant increases in premises and equipment expense (notably in computer costs related to software development), and in professional fees and travel and business development, primarily related to supporting investments in the business. The weaker U.S. dollar reduced expense growth by $22 million or 1.2 percentage points. Cash operating leverage was –5.7% in the current quarter.
          Specific provisions for credit losses in the fourth quarter of 2010 were $253 million or an annualized 58 basis points of average net loans and acceptances, compared with $386 million or 89 basis points in the fourth quarter of 2009. There was no general provision in the quarter or in the comparable quarter.
          The provision for income taxes of $196 million increased $38 million from the fourth quarter of 2009. The effective tax rate for the quarter was 20.6%, compared with 19.2% in the fourth quarter of 2009.

BMO Financial Group 193rd Annual Report 2010  93

MANAGEMENT’S DISCUSSION AND ANALYSIS
Quarterly Earning Trends
BMO’s results and performance measures for the past eight quarters are outlined on page 95. In the second quarter of 2010, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred their business to P&C U.S. from BMO Capital Markets. Comparative figures have been restated to reflect the effects of the transfer and conform to the current presentation. Certain other changes also resulted in changes to comparative figures, as detailed on page 43.
          We have remained focused on our objectives and priorities and made good progress in embracing a culture that places the customer at the centre of everything we do. We maintained this focus in 2009 in the face of very difficult capital and credit market conditions, as well as a slowing economy. Conditions were at times challenging for some of our businesses in 2010, but overall economic conditions improved and we maintained our focus on our vision and strategy, while also reporting results in 2010 that were stronger than in 2009.
          BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are three fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first-quarter period, as well as in the back-to-school period that falls in our fourth quarter.
          Personal and Commercial Banking earnings and revenues have trended higher through 2009 and 2010 and are strong.
          P&C Canada has been successful in instilling its vision among employees, who are now firmly aligned behind the need to keep the customer at the centre of everything they do and provide a great customer experience. P&C Canada has increased market share in some of its key businesses, with volume growth in most. Quarterly revenues have trended higher due to volume growth in most products and improvements in net interest margin, although margin growth was more subdued in 2010. Net income also increased strongly over the course of 2009 and has generally trended higher in 2010.
          P&C U.S. has operated in a difficult economic environment in 2009 and 2010 and results have increasingly reflected the impact of impaired loans, which reduces revenues and increases expenses. Results in 2010 have also been reduced by higher levels of acquisition integration costs following the acquisition of select assets and liabilities of a Rockford, Illinois-based bank in an FDIC-assisted transaction late in the second quarter of 2010. The 2010 economic environment in the United States has also led to a drop in loan utilization, which suppressed revenue growth in 2010 and lowered 2010 net income relative to 2009. P&C U.S. is building a customer-focused culture centred on understanding and responding to evolving customer expectations to deliver a great customer experience that differentiates Harris in its markets.
          Private Client Group’s results were affected in the first half of 2009 by weak stock markets and low interest rates. Asset levels were lower and clients held large cash balances as they waited for markets to recover. Performance improved over the last six months of 2009 as equity markets regained strength, and the momentum continued into 2010 as conditions in equity markets improved further, driving growth in revenue and net income. Results in the first quarter of 2009 were reduced by charges related to our decision to purchase certain holdings from our U.S. clients. Results in the third quarter of 2009 included a recovery of prior periods’ income taxes. Private Client Group is focused on providing a great client experience and delivering the best-in-class financial services that its clients expect.
          BMO Capital Markets results were strong in 2009, reflecting robust trading performance, as we capitalized on market opportunities, and good corporate banking revenues as we benefited from our continued focus on client relationships. Strong results were achieved despite charges related to notable items that affected revenues in 2009. These charges, which related to deterioration in the capital markets environment, totalled $521 million ($355 million after tax) in 2009 and were concentrated in the first half of the year. In 2010, revenues improved from 2009 but net income was down slightly and quarterly results were uneven, with strong results in the second quarter and particularly weak net income in the third quarter. Generally, revenues in interest-rate-sensitive businesses were lower in 2010 as market spreads were more favourable in 2009, and corporate banking revenues were also lower, reflecting a reduction in corporate loan balances. Trading revenues were lower in the less favourable trading environment, but mergers and acquisitions fees and debt underwriting revenues were higher. BMO Capital Markets has refocused its business over the past three years with the goal of improving its risk-return profile and concentrating on core profitable client relationships.
          Corporate Services quarterly net income varies in large part because of our expected loss provisioning methodology, general provisions for credit losses and the impact of recording revenue, expenses and income taxes not attributed to the operating groups. Revenues were affected in 2009 by the impact of market interest rate changes on our balance sheet management activities, but the effects diminished over the course of the year. Results in the second quarter of 2009 were reduced by a $118 million ($80 million after tax) severance charge. Results were much improved in 2010 as revenues increased from the low levels of the first nine months of 2009 and provisions for credit losses were much lower. Corporate Services net income improved in each consecutive quarter of 2009 and 2010 until the most recent quarter, when net income was lowered by an upward movement in provisions for credit losses.
          The U.S. dollar was weaker over the course of 2009, with a particularly sharp drop in the third quarter. It weakened further in 2010, although the decrease in its value was less pronounced. A weaker U.S. dollar lowers the translated value of U.S.-dollar-denominated revenues, expenses, provisions for credit losses, income taxes and net income. The effect of movements in exchange rates is sometimes muted by decisions to hedge their impact within a single quarter, which is explained on page 36.
          BMO’s provisions for credit losses measured as a percentage of loans and acceptances were at elevated levels in 2009. Provisions were lower in 2010, reflecting an improving economy and credit environment, although conditions remain challenging.
          The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate. The effective rate was more stable in 2010.
Caution
This Quarterly Earnings Trends section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

94  BMO Financial Group 193rd Annual Report 2010

Summarized Statement of Income and Quarterly Financial Measures

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
($ millions)	2010	2010	2010	2010	2009	2009	2009	2009	2010	2009	2008

Net interest income	1,610	1,571	1,522	1,532	1,442	1,466	1,335	1,327	6,235	5,570	5,072
Non-interest revenue	1,619	1,336	1,527	1,493	1,547	1,512	1,320	1,115	5,975	5,494	5,133

Total revenue	3,229	2,907	3,049	3,025	2,989	2,978	2,655	2,442	12,210	11,064	10,205
Provision for credit losses – specific	253	214	249	333	386	357	372	428	1,049	1,543	1,070
Provision for credit losses – general	–	–	–	–	–	60	–	–	–	60	260
Non-interest expense	2,023	1,898	1,830	1,839	1,779	1,883	1,888	1,841	7,590	7,391	6,902
Restructuring charge (reversal)	–	–	–	–	–	(10)	–	–	–	(10)	(8)

Income before provision for income taxes and non-controlling interest in subsidiaries	953	795	970	853	824	688	395	173	3,571	2,080	1,981
Provision for (recovery of) income taxes	196	107	207	177	158	112	18	(71)	687	217	(71)
Non-controlling interest in subsidiaries	18	19	18	19	19	19	19	19	74	76	74

Net income	739	669	745	657	647	557	358	225	2,810	1,787	1,978

Amortization of acquisition-related intangible assets, net of income taxes	9	9	7	7	8	9	10	8	32	35	35

Cash net income	748	678	752	664	655	566	368	233	2,842	1,822	2,013

Operating group net income:
Personal and Commercial Banking	458	466	441	454	449	420	421	411	1,819	1,701	1,395
Private Client Group	131	108	118	113	106	113	72	68	470	359	426
BMO Capital Markets	216	130	260	214	260	310	188	115	820	873	568
Corporate Services, including T&O	(66)	(35)	(74)	(124)	(168)	(286)	(323)	(369)	(299)	(1,146)	(411)

BMO Financial Group net income	739	669	745	657	647	557	358	225	2,810	1,787	1,978

Information per Common Share ($)
Dividends declared	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	2.80	2.80	2.80
Earnings
Basic	1.25	1.13	1.27	1.12	1.12	0.97	0.61	0.39	4.78	3.09	3.79
Diluted	1.24	1.13	1.26	1.12	1.11	0.97	0.61	0.39	4.75	3.08	3.76
Cash earnings
Basic	1.26	1.15	1.29	1.14	1.13	0.98	0.63	0.41	4.83	3.15	3.86
Diluted	1.26	1.14	1.28	1.13	1.13	0.98	0.63	0.40	4.81	3.14	3.83
Book value	34.09	33.13	32.04	32.51	31.95	31.26	32.22	32.18	34.09	31.95	32.02
Market price
High	63.46	63.94	65.71	56.24	54.75	54.05	41.03	44.88	65.71	54.75	63.44
Low	54.35	55.75	51.11	49.78	49.01	38.86	24.05	29.60	49.78	24.05	35.65
Close	60.23	62.87	63.09	52.00	50.06	54.02	39.50	33.25	60.23	50.06	43.02

Financial Measures (%)
Five-year average annual total shareholder return	5.9	5.6	7.2	3.5	1.8	4.0	(1.2)	(6.9)	5.9	1.8	0.9
Dividend yield	4.6	4.5	4.4	5.4	5.6	5.2	7.1	8.4	4.6	5.6	6.5
Diluted earnings per share growth	11.7	16.5	+100	+100	4.7	(1.0)	(51.2)	(17.0)	54.2	(18.1)	(8.5)
Diluted cash earnings per share growth	11.5	16.3	+100	+100	4.6	(2.0)	(50.0)	(18.4)	53.2	(18.0)	(8.4)
Return on equity	15.1	13.7	16.4	14.3	14.0	12.1	8.1	4.9	14.9	9.9	13.0
Net economic profit growth	40.8	+100	+100	+100	10.4	(35.1)	(+100)	(71.8)	+100	(+100)	(32.8)
Net income growth	14.2	20.1	+100	+100	15.6	6.9	(44.3)	(11.7)	57.2	(9.7)	(7.2)
Revenue growth	8.0	(2.4)	14.8	23.9	6.3	8.4	1.3	20.5	10.4	8.4	9.2
Net interest margin on earning assets	1.89	1.88	1.88	1.85	1.73	1.74	1.55	1.51	1.88	1.63	1.55
Productivity ratio	62.6	65.3	60.0	60.8	59.5	62.9	71.1	75.4	62.2	66.7	67.6
Cash operating leverage	(5.7)	(3.9)	17.7	23.9	8.3	3.3	(11.0)	6.4	7.5	1.3	4.7
Provision for credit losses as a % of average net loans and acceptances	0.58	0.50	0.59	0.79	0.89	0.94	0.79	0.90	0.61	0.88	0.76
Effective tax rate	20.6	13.4	21.3	20.8	19.2	16.4	4.4	(41.0)	19.2	10.5	(3.6)
Canadian/U.S. dollar average exchange rate ($)	1.039	1.045	1.027	1.059	1.083	1.110	1.242	1.227	1.043	1.165	1.032
Gross impaired loans and acceptances as a % of equity and allowance for credit losses (1)	13.55	13.54	15.20	13.89	14.92	13.54	13.79	12.69	13.55	14.92	12.15
Cash and securities-to-total assets	35.0	34.6	35.8	33.9	31.9	30.0	28.2	28.2	35.0	31.9	29.1
Tier 1 Capital Ratio	13.45	13.55	13.27	12.53	12.24	11.71	10.70	10.21	13.45	12.24	9.77

(1) Effective the fourth quarter of 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods have been restated to reflect this change.
In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

BMO Financial Group 193rd Annual Report 2010  95

SUPPLEMENTAL INFORMATION
Supplemental Information
Table 1: Shareholder Value

As at or for the year ended October 31	2010	2009	2008	2007	2006	2005	2004	2003	2002		2001

Market Price per Common Share ($)
High	65.71	54.75	63.44	72.75	70.24	62.44	59.65	50.26	40.65		44.40
Low	49.78	24.05	35.65	60.21	56.86	53.05	49.28	37.79	31.00		32.75
Close	60.23	50.06	43.02	63.00	69.45	57.81	57.55	49.33	38.10		33.86

Common Share Dividends
Dividends declared per share ($)	2.80	2.80	2.80	2.71	2.26	1.85	1.59	1.34	1.20		1.12
Dividends paid per share ($)	2.80	2.80	2.80	2.63	2.13	1.80	1.50	1.29	1.18		1.09
Dividend payout ratio (%)	58.8	91.8	74.0	64.8	43.0	39.1	35.2	38.2	44.0		40.8
Dividend yield (%)	4.6	5.6	6.5	4.3	3.3	3.2	2.8	2.7	3.1		3.3

Total Shareholder Return (%)
Five-year average annual return	5.9	1.8	0.9	14.2	19.1	13.8	18.9	12.9	7.9		14.3
One-year return	26.4	25.1	(27.9)	(5.8)	24.1	3.7	20.0	33.4	16.2		(1.2)

Common Share Information
Number outstanding (in thousands)
End of period	566,468	551,716	504,575	498,563	500,726	500,219	500,897	499,632	492,505		489,085
Average basic	559,822	540,294	502,062	499,950	501,257	500,060	501,656	496,208	490,816		511,286
Average diluted	563,125	542,313	506,697	508,614	511,173	510,845	515,045	507,009	499,464		523,561
Number of shareholder accounts	36,612	37,061	37,250	37,165	38,360	40,104	41,438	42,880	44,072		45,190
Book value per share ($)	34.09	31.95	32.02	28.29	28.89	26.48	24.20	22.09	21.07		19.69
Total market value of shares ($ billions)	34.1	27.6	21.7	31.4	34.8	28.9	28.8	24.6	18.8		16.6
Price-to-earnings multiple (based on diluted EPS)	12.7	16.3	11.4	15.3	13.5	12.5	13.1	14.3	14.2		12.7
Price-to-cash earnings multiple (based on diluted cash EPS)	12.5	15.9	11.2	15.1	13.3	12.1	12.6	13.7	13.5		11.8
Market-to-book value multiple	1.77	1.57	1.34	2.23	2.40	2.18	2.38	2.23	1.81		1.72

Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

									5-year		10-year
For the year ended October 31				2010	2009	2008	2007	2006	CAGR	(1)	CAGR (1)

Income Statement
Net interest income				6,235	5,570	5,072	4,829	4,732	5.5		4.3
Non-interest revenue				5,975	5,494	5,133	4,520	5,253	3.4		3.3

Total revenue				12,210	11,064	10,205	9,349	9,985	4.4		3.8
Provision for credit losses				1,049	1,603	1,330	353	176	nm		nm
Non-interest expense				7,590	7,381	6,894	6,601	6,353	3.7		3.7

Income before provision for income taxes and non-controlling interest in subsidiaries				3,571	2,080	1,981	2,395	3,456	1.4		2.4
Provision for (recovery of) income taxes				687	217	(71)	189	717	(4.7)		(3.6)
Non-controlling interest in subsidiaries				74	76	74	75	76	5.2		15.5

Net income				2,810	1,787	1,978	2,131	2,663	3.2		4.8

Year-over-year growth (%)				57.2	(9.7)	(7.2)	(20.0)	11.2	na		na

Earnings per Share (EPS) ($)
Basic				4.78	3.09	3.79	4.18	5.25	0.2		3.8
Diluted				4.75	3.08	3.76	4.11	5.15	0.5		3.9
Year-over-year growth (%)				54.2	(18.1)	(8.5)	(20.2)	11.2	na		na

Diluted Cash Earnings per Share (Cash EPS)($) (2)				4.81	3.14	3.83	4.18	5.23	0.1		3.6
Year-over-year growth (%)				53.2	(18.0)	(8.4)	(20.1)	9.4	na		na

(1) Compound annual growth rate (CAGR) expressed as a percentage.

(2) This is a non-GAAP measure. Refer to the Non-GAAP Measures section on page 91.
nm – not meaningful
na – not applicable
Throughout this Supplemental Information section, certain amounts for years prior to 2004 have not been restated to reflect changes in accounting policies in 2006 as the changes were not significant.
96   BMO Financial Group 193rd Annual Report 2010

Table 3: Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Net income	2,810	1,787	1,978	2,131	2,663	2,396	2,295	1,781	1,373	1,402
Preferred dividends	136	120	73	43	30	30	31	38	35	11

Net income available to common shareholders	2,674	1,667	1,905	2,088	2,633	2,366	2,264	1,743	1,338	1,391
Average common shareholders’ equity	17,980	16,865	14,612	14,506	13,703	12,577	11,696	10,646	9,973	10,100

Return on equity (%)	14.9	9.9	13.0	14.4	19.2	18.8	19.4	16.4	13.4	13.8
Cash return on equity (%)	15.0	10.1	13.3	14.7	19.5	19.4	20.0	17.1	14.2	14.8
Return on average assets (%)	0.71	0.41	0.50	0.59	0.86	0.81	0.87	0.67	0.55	0.58
Return on average assets available to common shareholders (%)	0.67	0.38	0.48	0.58	0.85	0.80	0.86	0.66	0.54	0.57

Table 4: Summary Balance Sheet ($ millions)

As at October 31						2010	2009	2008	2007	2006

Assets
Cash and cash equivalents						17,368	9,955	9,134	3,650	2,458
Interest bearing deposits with banks						3,186	3,340	11,971	19,240	17,150
Securities						123,399	110,813	100,138	98,277	67,411
Securities borrowed or purchased under resale agreements						28,102	36,006	28,033	37,093	31,429
Net loans and acceptances						176,643	167,829	186,962	164,095	159,565
Other assets						62,942	60,515	79,812	44,169	41,965

Total assets						411,640	388,458	416,050	366,524	319,978

Liabilities and Shareholders’ Equity
Deposits						249,251	236,156	257,670	232,050	203,848
Other liabilities						135,933	126,719	134,761	114,330	96,743
Subordinated debt						3,776	4,236	4,315	3,446	2,726
Capital trust securities						800	1,150	1,150	1,150	1,150
Preferred share liability						–	–	250	250	450
Share capital
Preferred						2,571	2,571	1,746	1,196	596
Common						6,927	6,198	4,708	4,411	4,231
Contributed surplus						92	79	69	58	49
Retained earnings						12,848	11,748	11,632	11,166	10,974
Accumulated other comprehensive loss						(558)	(399)	(251)	(1,533)	(789)

Total liabilities and shareholders’ equity						411,640	388,458	416,050	366,524	319,978

Average Daily Balances
Net loans and acceptances						171,554	182,097	175,079	165,783	153,282
Assets						398,474	438,548	397,609	360,575	309,131

Table 5: Liquid Assets ($ millions, except as noted)

As at October 31						2010	2009	2008	2007	2006

Canadian Dollar Liquid Assets
Deposits with other banks						672	787	1,842	1,531	3,346
Other cash resources						1,595	2,411	89	1,981	551
Securities						75,533	74,249	58,639	57,206	30,647

Total Canadian dollar liquid assets						77,800	77,447	60,570	60,718	34,544

U.S. Dollar and Other Currencies Liquid Assets
Deposits with other banks						18,661	9,305	16,477	19,209	14,465
Other cash resources						(374)	792	2,697	169	1,246
Securities						47,866	36,564	41,499	41,071	36,764

Total U.S. dollar and other currencies liquid assets						66,153	46,661	60,673	60,449	52,475

Total Liquid Assets (1)						143,953	124,108	121,243	121,167	87,019
Cash and securities-to-total assets (%)						35.0	31.9	29.1	33.1	27.2
Pledged assets included in total liquid assets (2)						50,374	39,638	38,142	30,369	26,299

(1)	Includes liquid assets pledged as security for securities sold but not yet purchased, securities lent or sold under repurchase agreements and other secured liabilities.

(2)	Includes reserves or minimum balances which some of our subsidiaries are required to maintain with central banks in their respective countries of operation.
BMO Financial Group 193rd Annual Report 2010  97

SUPPLEMENTAL INFORMATION
Table 6: Other Statistical Information

As at or for the year ended October 31	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Other Information
Employees (1)	37,947	36,173	37,073	35,827	34,942	33,785	33,593	33,993	34,568	34,693
Bank branches	1,234	1,195	1,280	1,224	1,182	1,180	1,174	1,142	1,134	1,129
Automated banking machines (Canada)	2,076	2,030	2,026	1,978	1,936	1,952	1,993	2,023	2,000	1,982

Rates
Average Canadian prime rate (%)	2.46	2.70	5.21	6.08	5.57	4.30	4.05	4.69	4.15	6.55
Average U.S. prime rate (%)	3.25	3.34	5.69	8.19	7.76	5.85	4.17	4.17	4.79	7.68
Canadian/U.S. dollar exchange rates ($)
High	1.08	1.30	1.29	1.19	1.20	1.27	1.40	1.59	1.61	1.49
Low	1.00	1.03	0.92	0.95	1.10	1.16	1.22	1.30	1.51	1.59
Average	1.04	1.16	1.03	1.09	1.13	1.21	1.31	1.44	1.57	1.54
End of year	1.02	1.08	1.20	0.94	1.12	1.18	1.22	1.32	1.56	1.59

(1) Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

Table 7: Revenue and Revenue Growth ($ millions, except as noted)

									5-year	10-year
For the year ended October 31				2010	2009	2008	2007	2006	CAGR	CAGR

Net Interest Income				6,235	5,570	5,072	4,829	4,732	5.5	4.3
Year-over-year growth (%)				11.9	9.8	5.0	2.0	(0.9)	na	na

Net Interest Margin (1)
Average earning assets				332,468	341,848	326,803	304,471	261,461	6.5	5.0
Net interest margin (%)				1.88	1.63	1.55	1.59	1.81	na	na
Canadian dollar net interest margin (%)				2.12	1.78	2.00	2.12	2.38	na	na
U.S. dollar and other currencies net interest margin (%)				1.47	1.43	0.92	0.80	0.84	na	na

Non-Interest Revenue
Securities commissions and fees				1,048	973	1,105	1,145	1,051	(0.8)	2.0
Deposit and payment service charges				802	820	756	728	729	1.8	2.2
Trading revenues (losses)				504	723	546	(487)	718	0.3	2.7
Lending fees				572	556	429	406	337	12.8	5.9
Card fees				233	121	291	107	396	(7.0)	0.8
Investment management and custodial fees				355	344	339	322	298	3.1	(0.5)
Mutual fund revenues				550	467	589	576	499	4.7	9.0
Securitization revenues				678	929	513	296	100	43.2	7.0
Underwriting and advisory fees				445	397	353	528	407	4.5	7.8
Securities gains (losses), other than trading				150	(354)	(315)	247	145	(1.9)	(2.0)
Foreign exchange, other than trading				93	53	80	132	102	(0.7)	(4.4)
Insurance income				321	295	237	246	221	11.8	12.9
Other revenues				224	170	210	274	250	(12.5)	(3.2)

Total non-interest revenue				5,975	5,494	5,133	4,520	5,253	3.4	3.3

Year-over-year growth (%)				8.8	7.0	13.6	(14.0)	3.8	na	na
Non-interest revenue as a % of total revenue				48.9	49.7	50.3	48.3	52.6	na	na

Total Revenue				12,210	11,064	10,205	9,349	9,985	4.4	3.8
Year-over-year growth (%)				10.4	8.4	9.2	(6.4)	1.5	na	na

(1) Net interest margin is calculated based on average earning assets.

na – not applicable
98  BMO Financial Group 193rd Annual Report 2010

Table 8: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2010	2009	2008	2007	2006	CAGR	CAGR

Non-Interest Expense
Employee compensation
Salaries	2,285	2,395	2,149	1,964	1,903	3.7	2.4
Performance-based compensation	1,455	1,338	1,297	1,275	1,322	2.7	3.9
Employee benefits	624	652	530	586	599	1.8	8.9

Total employee compensation	4,364	4,385	3,976	3,825	3,824	3.1	3.6

Premises and equipment
Rental of real estate	319	306	279	257	246	10.1	9.4
Premises, furniture and fixtures	269	272	255	242	230	1.2	(0.1)
Property taxes	28	30	29	28	26	(8.8)	(5.0)
Computers and equipment	727	673	678	634	709			(1)

Total premises and equipment	1,343	1,281	1,241	1,161	1,211			(1)

Other expenses
Communications	229	221	202	149	131	13.5	(1.2)
Business and capital taxes	52	44	42	47	94	(13.5)	(7.3)
Professional fees	372	362	384	301	287	8.9	1.1
Travel and business development	343	309	328	287	253	6.8	3.8
Other	684	586	546	484	509	6.3	13.0

Total other expenses	1,680	1,522	1,502	1,268	1,274	6.6	3.9

Amortization of intangible assets	203	203	183	188	44			(1)

Restructuring charge (reversal)	–	(10)	(8)	159	–	nm	nm

Total Non-Interest Expense	7,590	7,381	6,894	6,601	6,353	3.7	3.7

Year-over-year growth (%)	2.8	7.1	4.4	3.9	0.3	na	na
Non-interest expense-to-revenue ratio (Productivity ratio) (%)	62.2	66.7	67.6	70.6	63.6	na	na

Government Levies and Taxes (2)
Government levies other than income taxes
Payroll levies	175	171	164	165	162	2.9	2.8
Property taxes	28	30	29	28	26	(8.8)	(5.0)
Provincial capital taxes	45	35	32	37	86	(14.8)	(7.7)
Business taxes	7	9	10	10	8	(0.6)	(3.9)
Harmonized sales tax, GST and other sales tax (3)	146	116	142	122	128	2.9	1.6
Sundry taxes	1	3	3	3	2	nm	nm

Total government levies other than income taxes	402	364	380	365	412	(1.4)	(0.3)

Provision for (recovery of) income taxes	687	217	(71)	189	717	(4.7)	(3.6)

Total Government Levies and Taxes	1,089	581	309	554	1,129	(3.6)	(2.5)

Total government levies and taxes as a % of income available to pay government levies and taxes	27.4	23.8	13.1	20.1	29.2	na	na
Effective income tax rate	19.2	10.5	(3.6)	7.9	20.7	na	na

(1)	In 2009, we adopted new accounting requirements for intangible assets and reclassified certain computer equipment from premises and equipment to intangible assets. Computer and equipment expense and the amortization of intangible assets were restated for 2007 and 2008. As such, five-year and ten-year growth rates for these expense categories are not meaningful. Together, computer and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 1.5% over five years and 3.7% over ten years. Together, total premises and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 2.6% over five years and 3.5% over ten years.

(2)	Government levies are included in various non-interest expense categories.

(3)	On July 1, 2010, the harmonized sales tax was implemented in both Ontario and British Columbia. This has increased the sales tax paid in these two jurisdictions.

na – not applicable

nm – not meaningful
BMO Financial Group 193rd Annual Report 2010  99

SUPPLEMENTAL INFORMATION
Table 9: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

	2010				2009				2008
		Average		Interest		Average		Interest		Average		Interest
	Average	interest		income/	Average	interest		income/	Average	interest		income/
For the year ended October 31	balances	rate (%	)	expense	balances	rate (%	)	expense	balances	rate (%	)	expense

Assets

Canadian Dollar
Deposits with other banks	518	0.71		4	823	1.25		10	2,059	4.02		83
Securities	76,285	1.93		1,476	66,347	2.49		1,651	55,114	3.58		1,971
Securities borrowed or purchased under resale agreements	11,116	0.22		24	15,773	0.78		123	20,548	2.94		604
Loans
Residential mortgages	41,465	3.88		1,609	41,586	3.65		1,519	45,926	4.99		2,294
Non-residential mortgages	3,771	5.02		189	3,304	5.28		174	3,200	5.78		185
Consumer instalment and other personal	37,719	4.00		1,507	32,729	4.12		1,349	27,891	5.74		1,601
Credit cards	2,729	12.12		331	2,067	12.69		262	4,162	12.00		499
Businesses and governments	30,153	5.55		1,673	30,358	5.98		1,815	30,702	5.69		1,747

Total loans	115,837	4.58		5,309	110,044	4.65		5,119	111,881	5.65		6,326

Other non-interest bearing assets	78,864				64,989				35,752

Total Canadian dollar	282,620	2.41		6,813	257,976	2.68		6,903	225,354	3.99		8,984

U.S. Dollar and Other Currencies
Deposits with other banks	15,056	0.46		70	16,487	1.07		176	20,985	4.04		847
Securities	44,159	1.49		658	41,627	1.86		776	35,959	3.39		1,220
Securities borrowed or purchased under resale agreements	17,279	0.50		86	24,759	0.49		121	25,019	3.06		767
Loans
Residential mortgages	5,476	4.95		271	7,430	5.25		390	6,816	5.39		367
Non-residential mortgages	3,417	5.59		191	3,772	5.88		222	3,622	6.18		224
Consumer instalment and other personal	10,294	4.32		444	11,657	4.70		548	10,035	5.79		581
Credit cards	293	3.07		9	63	11.48		7	36	10.23		4
Businesses and governments	28,822	3.25		936	39,291	3.64		1,430	31,844	5.47		1,741

Total loans	48,302	3.83		1,851	62,213	4.18		2,597	52,353	5.57		2,917

Other non-interest bearing assets	(8,942)				35,486				37,939

Total U.S. dollar and other currencies	115,854	2.30		2,665	180,572	2.03		3,670	172,255	3.34		5,751

Total All Currencies
Total assets and interest income	398,474	2.37		9,478	438,548	2.41		10,573	397,609	3.71		14,735

Liabilities

Canadian Dollar
Deposits
Banks	2,846	(0.27)		(8)	3,525	0.16		6	2,641	1.94		51
Businesses and governments	66,088	1.28		848	61,513	2.08		1,278	64,881	3.43		2,227
Individuals	78,209	1.32		1,032	76,676	1.77		1,355	65,586	2.27		1,491

Total deposits	147,143	1.27		1,872	141,714	1.86		2,639	133,108	2.83		3,769

Subordinated debt and other interest bearing liabilities	42,444	1.32		561	39,587	1.98		785	38,276	3.62		1,387
Other non-interest bearing liabilities	72,795				57,963				38,220

Total Canadian dollar	262,382	0.93		2,433	239,264	1.43		3,424	209,604	2.46		5,156

U.S. Dollar and Other Currencies
Deposits
Banks	19,106	1.26		241	23,589	1.59		374	31,975	3.88		1,242
Businesses and governments	55,715	0.19		106	65,298	1.06		691	64,783	2.91		1,882
Individuals	19,999	0.71		142	21,964	1.53		337	18,373	2.44		448

Total deposits	94,820	0.52		489	110,851	1.26		1,402	115,131	3.10		3,572

Other interest bearing liabilities	30,311	1.06		321	35,918	0.49		177	31,076	3.01		935
Other non-interest bearing liabilities	(9,590)				33,453				25,738

Total U.S. dollar and other currencies	115,541	0.70		810	180,222	0.88		1,579	171,945	2.62		4,507

Total All Currencies
Total liabilities and interest expense	377,923	0.86		3,243	419,486	1.19		5,003	381,549	2.53		9,663
Shareholders’ equity	20,551				19,062				16,060

Total Liabilities, Interest Expense and Shareholders’ Equity	398,474	0.81		3,243	438,548	1.14		5,003	397,609	2.43		9,663

Net interest margin
– based on earning assets		1.88				1.63				1.55
– based on total assets		1.56				1.27				1.28
Net interest income based on total assets				6,235				5,570				5,072

100  BMO Financial Group 193rd Annual Report 2010

Table 10: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

	2010/2009			2009/2008

	Increase (decrease) due to change in			Increase (decrease) due to change in
	Average	Average		Average	Average
For the year ended October 31	balance	rate	Total	balance	rate	Total

Assets

Canadian Dollar
Deposits with other banks	(4)	(3)	(7)	(48)	(23)	(71)
Securities	248	(422)	(174)	403	(722)	(319)
Securities borrowed or purchased under resale agreements	(37)	(62)	(99)	(139)	(341)	(480)
Loans
Residential mortgages	(5)	95	90	(215)	(558)	(773)
Non-residential mortgages	25	(10)	15	6	(17)	(11)
Consumer instalment and other personal	206	(47)	159	278	(530)	(252)
Credit cards	83	(15)	68	(252)	14	(238)
Businesses and governments	(12)	(130)	(142)	(21)	87	66

Total loans	297	(107)	190	(204)	(1,004)	(1,208)

Other non-interest bearing assets	–	–	–	–	–	–

Change in Canadian dollar interest income	504	(594)	(90)	12	(2,090)	(2,078)

U.S. Dollar and Other Currencies
Deposits with other banks	(15)	(91)	(106)	(183)	(490)	(673)
Securities	48	(166)	(118)	192	(636)	(444)
Securities borrowed or purchased under resale agreements	(36)	1	(35)	(7)	(638)	(645)
Loans
Residential mortgages	(103)	(16)	(119)	33	(10)	23
Non-residential mortgages	(21)	(10)	(31)	9	(11)	(2)
Consumer instalment and other personal	(64)	(40)	(104)	93	(127)	(34)
Credit cards	28	(25)	3	3	1	4
Businesses and governments	(381)	(113)	(494)	408	(719)	(311)

Total loans	(541)	(204)	(745)	546	(866)	(320)

Other non-interest bearing assets	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest income	(544)	(460)	(1,004)	548	(2,630)	(2,082)

Total All Currencies
Change in total interest income (a)	(40)	(1,054)	(1,094)	560	(4,720)	(4,160)

Liabilities
Canadian Dollar
Deposits
Banks	(1)	(12)	(13)	17	(63)	(46)
Businesses and governments	95	(526)	(431)	(116)	(833)	(949)
Individuals	27	(350)	(323)	252	(385)	(133)

Total deposits	121	(888)	(767)	153	(1,281)	(1,128)

Subordinated debt and other interest bearing liabilities	57	(281)	(224)	47	(650)	(603)
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in Canadian dollar interest expense	178	(1,169)	(991)	200	(1,931)	(1,731)

U.S. Dollar and Other Currencies
Deposits
Banks	(71)	(62)	(133)	(325)	(542)	(867)
Businesses and governments	(102)	(483)	(585)	15	(1,206)	(1,191)
Individuals	(31)	(164)	(195)	88	(199)	(111)

Total deposits	(204)	(709)	(913)	(222)	(1,947)	(2,169)

Other interest bearing liabilities	(27)	171	144	146	(904)	(758)
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest expense	(231)	(538)	(769)	(76)	(2,851)	(2,927)

Total All Currencies
Change in total interest expense (b)	(53)	(1,707)	(1,760)	124	(4,782)	(4,658)

)

Change in total net interest income (a – b)	13	653	666	436	62	498

BMO Financial Group 193rd Annual Report 2010  101

SUPPLEMENTAL INFORMATION
Table 11: Net Loans and Acceptances –
Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Consumer
Residential mortgages (1)	41,481	36,916	38,490	43,442	53,922	4,982	6,160	8,086	5,948	6,425	–	–	–	–	–	46,463	43,076	46,576	49,390	60,347
Cards	3,056	2,574	2,117	4,493	3,631	252	–	3	–	–	–	–	–	–	–	3,308	2,574	2,120	4,493	3,631
Consumer instalment and
other personal loans	41,112	35,296	31,633	24,393	20,482	10,000	10,477	12,102	8,795	9,935	–	–	–	–	–	51,112	45,773	43,735	33,188	30,417

Total consumer	85,649	74,786	72,240	72,328	78,035	15,234	16,637	20,191	14,743	16,360	–	–	–	–	–	100,883	91,423	92,431	87,071	94,395
Commercial and corporate	48,663	46,062	52,148	51,548	42,453	19,148	21,560	31,827	21,531	21,024	9,246	10,090	11,877	4,843	2,598	77,057	77,712	95,852	77,922	66,075

Total loans and acceptances,
net of specific allowances	134,312	120,848	124,388	123,876	120,488	34,382	38,197	52,018	36,274	37,384	9,246	10,090	11,877	4,843	2,598	177,940	169,135	188,283	164,993	160,470
General allowance	(595)	(589)	(579)	(587)	(555)	(702)	(717)	(742)	(311)	(350)	–	–	–	–	–	(1,297)	(1,306)	(1,321)	(898)	(905)

Total net loans and acceptances	133,717	120,259	123,809	123,289	119,933	33,680	37,480	51,276	35,963	37,034	9,246	10,090	11,877	4,843	2,598	176,643	167,829	186,962	164,095	159,565

Table 12: Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Consumer
Residential mortgages	227	236	211	112	110	–	–	–	–	–	–	–	–	–	–	227	236	211	112	110
Consumer instalment and
other personal loans	96	97	89	54	42	314	194	91	–	5	–	–	–	–	–	410	291	180	54	47

Total consumer	323	333	300	166	152	314	194	91	–	5	–	–	–	–	–	637	527	391	166	157
Commercial and corporate	372	376	374	183	143	1,591	1,673	1,147	211	202	40	125	49	3	11	2,003	2,174	1,570	397	356

Total impaired loans
and acceptances, net
of specific allowances	695	709	674	349	295	1,905	1,867	1,238	211	207	40	125	49	3	11	2,640	2,701	1,961	563	513
General allowance	(595)	(589)	(579)	(587)	(555)	(702)	(717)	(742)	(311)	(350)	–	–	–	–	–	(1,297)	(1,306)	(1,321)	(898)	(905)

Total net impaired loans
and acceptances (NIL)	100	120	95	(238)	(260)	1,203	1,150	496	(100)	(143)	40	125	49	3	11	1,343	1,395	640	(335)	(392)

Condition Ratios
Gross impaired loans and acceptances as a % of equity and allowance for credit losses (2)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un	13.55	14.92	12.15	4.40	4.13
NIL as a % of net loans and acceptances (3)	0.07	0.10	0.08	(0.19)	(0.22)	3.57	3.07	0.97	(0.28)	(0.39)	0.43	1.24	0.41	0.06	0.42	0.76	0.83	0.34	(0.20)	(0.25)
NIL as a % of net loans and acceptances (3) Consumer	0.38	0.45	0.42	0.23	0.19	2.06	1.17	0.45	–	0.03	–	–	–	–	–	0.63	0.58	0.42	0.19	0.17
Commercial and corporate	0.76	0.82	0.72	0.36	0.34	8.31	7.76	3.60	0.98	0.96	0.43	1.24	0.41	0.06	0.42	2.60	2.80	1.64	0.51	0.54

(1)	Excludes residential mortgages classified as commercial or corporate loans (2010 – $2.1 billion, 2009 – $2.3 billion, 2008 – $2.7 billion, 2007 – $3.0 billion, 2006 – $2.9 billion).

(2)	Effective 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods have been restated to reflect this change. In addition, geographic allocations are not available, as equity is not allocated on a country of risk basis.

(3)	Aggregate balances are net of specific and general allowances; the consumer and commercial and corporate categories are stated net of specific allowances only.

(4)	Beginning with our 2009 reporting of net loans and acceptances by province, we changed the source of our data for the provincial distribution table. This change resulted in a shift in the provincial distribution to what we believe is a more accurate representation of our portfolio. In 2009, we restated 2008 data to reflect this change. Data for periods prior to 2008 were not restated and therefore are not comparable.

(5)	In 2009, the industry allocation of impaired loans for U.S. operations was revised to reclassify impairment of commercial mortgages to the commercial mortgages category. Previously commercial mortgages for U.S. operations were classified in applicable industry categories. Periods prior to 2009 have not been restated.

(6)	Beginning in 2008, our industry segmentation was improved to provide a split between government and financial institutions. For periods prior to 2008, this segmentation was not available, and the financial institutions sector includes government loans.
(7)	The U.S. portfolio acquired in the second quarter of 2010 included impaired loans with an estimated value of $437 million, reduced to $327 million in the third quarter of 2010. Subsequent changes in impaired loan balances on this portfolio are included in additions to or reductions in impaired loans and acceptances, on a basis consistent with our other loans. All loans in the acquired portfolio are covered by a loss sharing agreement, with the FDIC absorbing 80% of loan losses. There were $302 million of gross impaired loans in this portfolio as at October 31, 2010.

(8)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.

(9)	Amounts for 2010 exclude a $9 million allowance for Other Credit Instruments included in Other Liabilities.
un – unavailable
Certain comparative figures in Table 11 have been reclassified to conform with the current year’s presentation.

102  BMO Financial Group 193rd Annual Report 2010

Table 13: Net Loans and Acceptances –
Segmented Information ($ millions)

As at October 31	2010	2009	2008	2007	2006

Net Loans and Acceptances by Province (4)
Atlantic provinces	8,476	7,227	7,127	5,314	5,256
Quebec	22,194	19,396	21,346	13,110	14,254
Ontario	54,056	50,079	49,996	71,160	68,879
Prairie provinces	25,159	22,877	24,378	19,002	16,696
British Columbia and territories	24,427	21,269	21,541	15,290	15,403

Total net loans and acceptances in Canada	134,312	120,848	124,388	123,876	120,488

Net Commercial and Corporate Loans by Industry
Commercial mortgages (5)	10,253	9,284	10,121	8,994	8,505
Commercial real estate	6,796	6,648	8,300	6,532	5,830
Construction (non-real estate)	1,802	1,795	1,857	1,425	1,102
Retail trade	5,751	4,864	5,269	4,398	3,842
Wholesale trade	3,174	2,854	3,849	3,200	3,025
Agriculture	3,839	3,505	3,769	3,471	3,211
Communications	932	1,041	1,404	1,218	1,547
Manufacturing	6,220	7,006	9,290	7,238	7,733
Mining	266	1,049	3,256	1,522	510
Oil and gas	3,678	4,280	6,199	5,474	5,230
Transportation	1,286	1,386	1,788	1,467	1,322
Utilities	1,101	1,197	1,591	977	985
Forest products	405	696	875	767	692
Service industries	8,605	8,879	9,613	8,307	6,904
Financial institutions	17,318	17,867	23,710	16,393	9,595
Government (6)	580	601	865	un	un
Other	5,051	4,760	4,096	6,539	6,042

	77,057	77,712	95,852	77,922	66,075

Table 14: Net Impaired Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2010	2009	2008	2007	2006

Net Impaired Commercial and Corporate Loans
Commercial mortgages (5)	564	510	38	43	31
Commercial real estate	600	542	460	96	8
Construction (non-real estate)	66	9	15	5	7
Retail trade	58	40	41	9	21
Wholesale trade	29	48	51	24	18
Agriculture	44	100	73	18	22
Communications	1	–	–	–	88
Manufacturing	118	252	275	80	98
Mining	–	–	–	–	–
Oil and gas	10	44	47	–	1
Transportation	28	42	27	15	8
Utilities	2	–	1	–	–
Forest products	71	63	16	5	4
Service industries	125	142	93	58	36
Financial institutions	232	363	244	23	4
Government (6)	2	–	3	un	un
Other	53	19	186	21	10

	2,003	2,174	1,570	397	356

Table 15: Changes in Impaired Loans and Allowance for Credit Losses ($ millions)

As at October 31	2010	2009	2008	2007	2006

Gross impaired loans and acceptances, beginning of year	3,297	2,387	720	666	804
Additions to impaired loans and acceptances	1,525	2,690	2,506	588	420
Additions to impaired loans and acceptances due to acquisitions (7)	327	–	–	–	–
Reductions in impaired loans and acceptances (8)	(712)	(288)	131	(143)	(220)
Write-offs	(1,216)	(1,492)	(970)	(391)	(338)

Gross Impaired Loans and Acceptances, End of Year	3,221	3,297	2,387	720	666

Allowance for credit losses, beginning of year	1,902	1,747	1,055	1,058	1,128
Increases – specific allowances	1,201	1,662	1,239	395	322
Change in the general allowance	(9)	(15)	423	(7)	(54)
Write-offs	(1,216)	(1,492)	(970)	(391)	(338)

Allowance for Credit Losses, End of Year (9)	1,878	1,902	1,747	1,055	1,058

BMO Financial Group 193rd Annual Report 2010  103

SUPPLEMENTAL INFORMATION
Table 16: Changes in Allowance for Credit Losses –
Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Allowance for credit losses, beginning of year	830	708	692	651	687	1,011	998	362	403	435	61	41	1	4	6	1,902	1,747	1,055	1,058	1,128
Provision for credit losses	485	517	340	257	181	573	1,065	942	99	(3)	(9)	21	48	(3)	(2)	1,049	1,603	1,330	353	176
Transfer of allowance	8	–	–	5	–	28	–	–	7	–	–	–	–	–	–	36	–	–	12	–
Recoveries	73	58	61	53	47	110	87	53	38	65	–	–	–	–	–	183	145	114	91	112
Write-offs	(544)	(451)	(387)	(274)	(263)	(670)	(1,041)	(576)	(117)	(75)	(2)	–	(7)	–	–	(1,216)	(1,492)	(970)	(391)	(338)
Other, including foreign exchange rate changes	–	(2)	2	–	(1)	(59)	(98)	217	(68)	(19)	(8)	(1)	(1)	–	–	(67)	(101)	218	(68)	(20)

Allowance for credit losses, end of year (1)	852	830	708	692	651	993	1,011	998	362	403	42	61	41	1	4	1,887	1,902	1,747	1,055	1,058

Allocation of Write-offs by Market
Consumer	(430)	(383)	(303)	(246)	(229)	(322)	(302)	(125)	(43)	(38)	–	–	–	–	–	(752)	(685)	(428)	(289)	(267)
Commercial and corporate	(114)	(68)	(84)	(28)	(34)	(348)	(739)	(451)	(74)	(37)	(2)	–	(7)	–	–	(464)	(807)	(542)	(102)	(71)
Allocation of Recoveries by Market
Consumer	76	57	56	50	39	61	47	35	22	21	–	–	–	–	–	137	104	91	72	60
Commercial and corporate	(3)	1	5	3	8	49	40	18	16	44	–	–	–	–	–	46	41	23	19	52
Net write-offs as a % of average loans and acceptances	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un	0.6	0.7	0.5	0.1	0.1

Table 17: Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Consumer
Residential mortgages	42	33	13	14	5	10	–	–	–	–	–	–	–	–	–	52	33	13	14	5
Consumer instalment and
other personal loans	47	51	2	1	1	–	–	–	–	–	–	–	–	–	–	47	51	2	1	1

Total consumer	89	84	15	15	6	10	–	–	–	–	–	–	–	–	–	99	84	15	15	6
Commercial and corporate	168	157	114	90	90	272	294	256	51	53	42	61	41	1	4	482	512	411	142	147
Off-balance sheet	–	–	–	–	–	9	–	–	–	–	–	–	–	–	–	9	–	–	–	–

Total specific allowances	257	241	129	105	96	291	294	256	51	53	42	61	41	1	4	590	596	426	157	153
General allowance	595	589	579	587	555	702	717	742	311	350	–	–	–	–	–	1,297	1,306	1,321	898	905

Allowance for credit losses (1)	852	830	708	692	651	993	1,011	998	362	403	42	61	41	1	4	1,887	1,902	1,747	1,055	1,058

Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances
Total	89.5	87.4	88.2	152.4	166.5	45.0	46.8	66.8	138.2	155.0	52.2	32.8	45.6	25.0	26.7	58.3	57.7	73.2	146.5	158.8
Consumer	21.6	20.1	4.8	8.3	3.8	3.1	–	–	–	–	–	–	na	na	na	13.5	13.7	3.7	8.3	3.7
Commercial and corporate	31.1	29.5	23.4	33.0	38.6	14.6	14.9	18.2	19.5	20.8	51.2	32.8	45.5	25.0	26.7	19.4	19.1	20.7	26.3	29.2

(1)	Amounts for 2010 include $9 million related to Other Credit Instruments.

(2)	In 2009, the industry allocation of impaired loans for U.S. operations was revised to reclassify impairment of commercial mortgages to the commercial mortgages category.
Previously commercial mortgages for U.S. operations were classified in applicable industry categories. Periods prior to 2009 have not been restated.
un – unavailable
na – not applicable
104  BMO Financial Group 193rd Annual Report 2010

Table 18: Provision for Credit Losses –
Segmented Information ($ millions)

For the year ended October 31	2010	2009	2008	2007	2006

Consumer
Residential mortgages	27	26	5	11	7
Cards	194	174	154	137	132
Consumer instalment and other personal loans	409	450	178	81	67

Total consumer	630	650	337	229	206

Commercial and Corporate
Commercial mortgages (2)	87	114	1	–	–
Commercial real estate	91	277	254	14	(2)
Construction (non-real estate)	48	31	2	1	(2)
Retail trade	22	7	10	7	(5)
Wholesale trade	9	44	3	7	4
Agriculture	8	10	2	5	2
Communications	8	3	–	–	(6)
Manufacturing	9	237	132	(9)	20
Mining	–	–	–	–	–
Oil and gas	(1)	7	27	–	–
Transportation	18	32	12	4	7
Utilities	–	–	–	–	(19)
Forest products	(4)	17	5	–	(1)
Service industries	59	50	33	2	2
Financial institutions	66	62	251	40	(1)
Government	–	1	2	un	un
Other	(1)	1	(1)	3	6

Total commercial and corporate	419	893	733	74	5

Total specific provisions	1,049	1,543	1,070	303	211
General provision for credit losses	–	60	260	50	(35)

Total provision for credit losses	1,049	1,603	1,330	353	176

Table 19: Specific Allowances for Credit Losses –
Segmented Information ($ millions)

As at October 31	2010	2009	2008	2007	2006

Commercial and Corporate Specific Allowances by Industry
Commercial mortgages (2)	55	29	–	–	–
Commercial real estate	65	76	108	25	7
Construction (non-real estate)	40	7	4	4	3
Retail trade	12	8	6	7	9
Wholesale trade	23	28	14	17	21
Agriculture	17	19	9	13	9
Communications	1	–	–	–	1
Manufacturing	85	129	108	35	57
Mining	–	–	–	–	–
Oil and gas	2	6	25	–	–
Transportation	9	21	8	5	11
Utilities	–	–	–	–	–
Forest products	15	22	6	2	2
Service industries	51	43	23	17	19
Financial institutions	101	113	70	10	1
Government	2	2	2	un	un
Other	4	9	28	7	7

Total specific allowances for credit losses on commercial and corporate loans (2)	482	512	411	142	147

BMO Financial Group 193rd Annual Report 2010  105

SUPPLEMENTAL INFORMATION
Table 20: Contractual Obligations ($ millions)

	Less than	1 to 3	3 to 5	Over 5	No fixed
As at October 31, 2010	one year	years	years	years	maturity	Total

On-Balance Sheet Financial Instruments
Deposits (1)	101,218	23,181	6,907	4,850	109,119	245,275
Subordinated debt (2)	200	411	390	4,566	–	5,567
Capital trust securities (2)	440	413	–	–	–	853
Other financial liabilities (2)	54,715	23	41	2,517	332	57,628

(1) Deposits exclude interest payments as well as structured notes designated under the fair value option.

(2) Includes interest payments.

	Less than	1 to 3	3 to 5	Over 5	No fixed
As at October 31, 2010	one year	years	years	years	maturity	Total

Off-Balance Sheet Financial Instruments
Commitments to extend credit (1)	22,393	22,102	4,694	2,282	–	51,471
Operating leases	249	410	268	593	–	1,520
Financial guarantee contracts (1)	41,336	–	–	–	–	41,336
Purchase obligations	225	438	279	77	–	1,019

(1)	A large majority of our commitments to extend credit and financial guarantee contracts expire without being drawn upon. As a result, the contractual amounts may not be representative of the funding likely to be required for these commitments. Further details on these obligations are included in Notes 6 and 7 on page 124 of the financial statements.
Table 21: Capital Adequacy ($ millions, except as noted)

	Basel II basis			Basel I basis (1)
As at October 31	2010	2009	2008	2007	2006

Tier 1 capital
Common shareholders’ equity	18,753	17,132	15,974	14,233	14,465
Non-cumulative preferred shares (2) (3)	2,571	2,571	1,996	1,446	1,046
Innovative Tier 1 capital instruments (2)	2,542	2,907	2,486	2,422	2,192
Non-controlling interest in subsidiaries	23	26	39	33	36
Goodwill and excess intangible assets (4)	(1,619)	(1,569)	(1,635)	(1,140)	(1,098)
Accumulated net after-tax unrealized losses on available-for-sale equity securities	–	(2)	(15)	–	–

Net Tier 1 capital	22,270	21,065	18,845	16,994	16,641
Securitization-related deductions	(165)	(168)	(115)	na	na
Expected loss in excess of allowance (AIRB Approach) (5)	–	(61)	–	na	na
Substantial investments and investments in insurance subsidiaries (7)	(427)	(374)	na	na	na
Other deductions	–	–	(1)	na	na

Adjusted Tier 1 capital	21,678	20,462	18,729	16,994	16,641

Tier 2 capital
Subordinated debt	3,776	4,236	4,175	3,335	2,306
Trust subordinated notes	800	800	800	800	–
Accumulated net after-tax unrealized gains on available-for-sale equity securities	10	–	–	26	–
Eligible portion of general allowance for credit losses (5) (6)	292	296	494	898	905
Preferred shares of a subsidiary (3)	–	–	–	–	273

Total Tier 2 capital	4,878	5,332	5,469	5,059	3,484
First-loss protection	na	na	na	(85)	(44)
Securitization-related deductions	(29)	(7)	(6)	na	na
Expected loss in excess of allowance (AIRB Approach) (5)	–	(60)	–	na	na
Investments in non-consolidated subsidiaries and substantial investments (7)	(890)	(868)	(871)	(994)	(937)

Adjusted Tier 2 capital	3,959	4,397	4,592	3,980	2,503

Total capital	25,637	24,859	23,321	20,974	19,144

Risk-weighted assets	161,165	167,201	191,608	178,687	162,794
Capital ratios (%)
Tier 1 Capital Ratio	13.45	12.24	9.77	9.51	10.22
Total Capital Ratio	15.91	14.87	12.17	11.74	11.76
Assets-to-capital multiple	14.5	14.1	16.4	17.2	16.1

(1)	Beginning in fiscal 2008, capital is calculated under the Basel II guidelines, whereas for all prior periods capital is calculated using the Basel I methodology.

(2)	Non-cumulative preferred shares and Innovative Tier 1 capital instruments include amounts that are reflected as liabilities on the consolidated balance sheet, but are eligible for inclusion in the capital calculation for regulatory purposes.

(3)	In 2007, OSFI approved the reclassification of preferred shares issued by a subsidiary from Tier 2 capital to Innovative Tier 1 capital.

(4)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital.

(5)	When expected loss as calculated under the Advanced Internal Ratings Based (AIRB) Approach exceeds total provisions, 50% of the difference is deducted from Tier 1 capital and 50% from Tier 2. When the expected loss is less than total provisions, the difference is added to Tier 2 capital. The general allowance related to credit risk measured under the Standardized Approach is included in Tier 2 capital, up to 1.25% of risk-weighted assets.

(6)	Under Basel I, OSFI permits the inclusion of the lesser of the balance of the general allowance for credit losses and 0.875% of risk-weighted assets.

(7)	Effective November 1, 2008, substantial investments are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Previously these investments were deducted from Tier 2 capital. Investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. Effective 2012, these investments in insurance subsidiaries will be deducted 50% from Tier 1 capital and 50% from Tier 2 capital. In addition, incremental investments in insurance subsidiaries are immediately deducted 50% from Tier 1 capital and 50% from Tier 2 capital.

na – not applicable

106  BMO Financial Group 193rd Annual Report 2010

Table 22: Risk-Weighted Assets ($ millions)

		Risk-weighted assets				Risk-weighted assets
	Exposure	Standardized	Advanced	2010	Exposure	Standardized	Advanced	2009
As at October 31	at Default	Approach	Approach	Total	at Default	Approach	Approach	Total

Credit Risk
Wholesale
Corporate, including specialized lending	93,446	9,411	32,336	41,747	108,368	10,776	41,398	52,174
Corporate small and medium-sized enterprises	44,742	6,784	14,688	21,472	44,229	8,194	18,201	26,395
Sovereign	60,521	–	653	653	53,978	–	593	593
Bank	42,817	204	4,444	4,648	32,597	283	4,254	4,537
Retail
Residential mortgages, excluding home equity line of credit	47,181	2,597	1,615	4,212	44,176	3,158	1,293	4,451
Home equity line of credit	34,998	3,138	1,886	5,024	27,342	3,348	1,115	4,463
Qualifying revolving retail	31,197	–	5,469	5,469	25,167	–	3,210	3,210
Other retail, excluding small and medium-sized enterprises	21,883	4,544	7,945	12,489	19,489	4,232	5,663	9,895
Retail small and medium-sized enterprises	1,144	116	555	671	908	–	492	492
Equity	1,249	–	997	997	1,380	–	1,168	1,168
Trading book	58,466	–	7,947	7,947	52,023	25	7,945	7,970
Securitization	40,633	101	13,342	13,443	47,541	–	11,207	11,207
Other credit risk assets – non-counterparty managed assets	65,782	–	12,006	12,006	62,996	–	10,751	10,751
Scaling factor for credit risk assets under AIRB Approach (1)	–	–	5,512	5,512	–	–	5,792	5,792

Total Credit Risk	544,059	26,895	109,395	136,290	520,194	30,016	113,082	143,098
Market Risk		1,589	3,628	5,217		1,471	5,107	6,578
Operational Risk		19,658	–	19,658		17,525	–	17,525

Total Basel II Risk-Weighted Assets		48,142	113,023	161,165		49,012	118,189	167,201

(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.
Table 23: Average Deposits ($ millions, except as noted)

	2010		2009		2008

	Average	Average	Average	Average	Average	Average
	balance	rate paid (%)	balance	rate paid (%)	balance	rate paid (%)

Deposits Booked in Canada
Demand deposits – interest bearing	15,331	0.24	13,640	0.34	11,544	1.83
Demand deposits – non-interest bearing	19,213	–	16,383	–	14,175	–
Payable after notice	45,384	0.29	42,480	0.48	38,112	1.83
Payable on a fixed date	87,208	1.88	89,155	2.92	90,822	3.53

Total deposits booked in Canada	167,136	1.08	161,658	1.76	154,653	2.66

Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	8,022	0.98	9,327	0.72	15,652	3.51
Governments and institutions in the United States and other countries	8,862	0.51	9,607	1.08	11,354	3.71
Other demand deposits	3,114	0.03	7,847	0.02	4,000	0.68
Other deposits payable after notice or on a fixed date	54,829	0.78	64,126	1.59	62,580	3.57

Total deposits booked in the United States and other countries	74,827	0.74	90,907	1.31	93,586	3.45

Total average deposits	241,963	0.98	252,565	1.60	248,239	2.96

As at October 31, 2010, 2009 and 2008: deposits by foreign depositors in our Canadian bank offices amounted to $14,129 million, $14,392 million and $14,781 million, respectively; total deposits payable after notice included $24,340 million, $23,477 million and $22,203 million, respectively, of chequing accounts that would have been classified as demand deposits under
U.S. reporting requirements; and total deposits payable on a fixed date included $15,844 million, $16,994 million and $28,074 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 24: Unrealized Gains (Losses) on Available-for-Sale Securities ($ millions)

			Unrealized gains (losses) (2)
As at October 31	Amortized cost	Fair value (1)	2010	2009	2008	2007	2006

Canadian governments debt	16,074	16,396	322	146	30	–	–
U.S. governments debt	9,622	9,915	293	70	32	8	(29)
Mortgage-backed securities – Canada	7,945	8,229	284	247	87	20	–
– United States	652	683	31	28	3	(6)	(10)
Corporate debt	4,476	4,592	116	123	(255)	(3)	3
Corporate equity	662	686	24	(6)	(19)	26	90
Other governments debt	10,013	10,042	29	47	1	–	1

Total available-for-sale securities	49,444	50,543	1,099	655	(121)	45	55

(1)	Available-for-sale securities are reflected in the balance sheet at fair value. Unrealized gains (losses) are included in other comprehensive income.

(2)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.
BMO Financial Group 193rd Annual Report 2010  107

Statement of Management’s Responsibility
for Financial Information

The management of Bank of Montreal (the “bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.
          The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the applicable requirements of the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of GAAP by the Office of the Superintendent of Financial Institutions Canada, our regulator.
          The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.
          The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.
          The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.
          In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.
          As at October 31, 2010, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA as required in Canada under National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and with the SEC as required in the United States under the Securities Exchange Act of 1934.
          In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s system of internal controls is set forth below.
          The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant Committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.
          The Audit Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors and its Audit and other relevant committees to discuss audit, financial reporting and related matters.

William A. Downe	Russel C. Robertson	Canada
President and Chief Executive Officer	Chief Financial Officer	December 7, 2010

108  BMO Financial Group 193rd Annual Report 2010

Shareholders’ Auditors’ Reports

To the Shareholders of Bank of Montreal
We have audited the consolidated balance sheets of Bank of Montreal (the “bank”) as at October 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2010. These financial statements are the responsibility of the bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the bank as at October 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2010 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
December 7, 2010

To the Shareholders and Board of Directors
of Bank of Montreal
We have audited Bank of Montreal’s (the “bank”) internal control over financial reporting as of October 31, 2010, based on the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included on page 74 of Management’s Discussion and Analysis. Our responsibility is to express an opinion on the bank’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, the bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by COSO.
          We also have conducted audits of the consolidated financial statements of the bank for each of the years in the three-year period ended October 31, 2010 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 7, 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
December 7, 2010

BMO Financial Group 193rd Annual Report 2010  109

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2010	2009

Assets
Cash and Cash Equivalents (Note 2)	$17,368	$9,955

Interest Bearing Deposits with Banks (Note 2)	3,186	3,340

Securities (Note 3)
Trading	71,710	59,071
Available-for-sale	50,543	50,257
Other	1,146	1,485

	123,399	110,813

Securities Borrowed or Purchased Under Resale Agreements (Note 4)	28,102	36,006

Loans (Notes 4 and 8)
Residential mortgages	48,715	45,524
Consumer instalment and other personal	51,159	45,824
Credit cards	3,308	2,574
Businesses and governments	68,338	68,169

	171,520	162,091
Customers’ liability under acceptances	7,001	7,640
Allowance for credit losses	(1,878)	(1,902)

	176,643	167,829

Other Assets
Derivative instruments (Note 10)	49,759	47,898
Premises and equipment (Note 11)	1,560	1,634
Goodwill (Note 13)	1,619	1,569
Intangible assets (Note 13)	812	660
Other (Note 14)	9,192	8,754

	62,942	60,515

Total Assets	$411,640	$388,458

Liabilities and Shareholders’ Equity
Deposits (Note 15)
Banks	$19,435	$22,973
Businesses and governments	130,773	113,738
Individuals	99,043	99,445

	249,251	236,156

Other Liabilities
Derivative instruments (Note 10)	47,970	44,765
Acceptances (Note 16)	7,001	7,640
Securities sold but not yet purchased (Note 16)	16,438	12,064
Securities lent or sold under repurchase agreements (Note 16)	47,110	46,312
Other (Note 16)	17,414	15,938

	135,933	126,719

Subordinated Debt (Note 17)	3,776	4,236

Capital Trust Securities (Note 18)	800	1,150

Shareholders’ Equity
Share capital (Note 20)	9,498	8,769
Contributed surplus	92	79
Retained earnings	12,848	11,748
Accumulated other comprehensive loss	(558)	(399)

	21,880	20,197

Total Liabilities and Shareholders’ Equity	$411,640	$388,458

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

William A. Downe	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit Committee

110  BMO Financial Group 193rd Annual Report 2010

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2010	2009	2008

Interest, Dividend and Fee Income
Loans	$7,270	$7,960	$10,614
Securities (Note 3)	2,134	2,427	3,191
Deposits with banks	74	186	930

	9,478	10,573	14,735

Interest Expense
Deposits	2,362	4,041	7,341
Subordinated debt	119	135	222
Capital trust securities and preferred shares (Notes 18 and 20)	71	80	91
Other liabilities	691	747	2,009

	3,243	5,003	9,663

Net Interest Income	6,235	5,570	5,072
Provision for credit losses (Note 4)	1,049	1,603	1,330

Net Interest Income After Provision for Credit Losses	5,186	3,967	3,742

Non-Interest Revenue
Securities commissions and fees	1,048	973	1,105
Deposit and payment service charges	802	820	756
Trading revenues	504	723	546
Lending fees	572	556	429
Card fees	233	121	291
Investment management and custodial fees	355	344	339
Mutual fund revenues	550	467	589
Securitization revenues (Note 8)	678	929	513
Underwriting and advisory fees	445	397	353
Securities gains (losses), other than trading (Note 3)	150	(354)	(315)
Foreign exchange, other than trading	93	53	80
Insurance income	321	295	237
Other	224	170	210

	5,975	5,494	5,133

Net Interest Income and Non-Interest Revenue	11,161	9,461	8,875

Non-Interest Expense
Employee compensation (Notes 22 and 23)	4,364	4,385	3,976
Premises and equipment (Note 11)	1,343	1,281	1,241
Amortization of intangible assets (Note 13)	203	203	183
Travel and business development	343	309	328
Communications	229	221	202
Business and capital taxes	52	44	42
Professional fees	372	362	384
Other	684	576	538

	7,590	7,381	6,894

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	3,571	2,080	1,981
Provision for (recovery of) income taxes (Note 24)	687	217	(71)

	2,884	1,863	2,052
Non-controlling interest in subsidiaries (Notes 16 and 18)	74	76	74

Net Income	$2,810	$1,787	$1,978

Preferred share dividends (Note 20)	$136	$120	$73
Net income available to common shareholders	$2,674	$1,667	$1,905
Average common shares (in thousands)	559,822	540,294	502,062
Average diluted common shares (in thousands)	563,125	542,313	506,697

Earnings Per Share (Canadian $) (Note 25)
Basic	$4.78	$3.09	$3.79
Diluted	4.75	3.08	3.76
Dividends Declared Per Common Share	2.80	2.80	2.80

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 193rd Annual Report 2010  111

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2010	2009	2008

Net income	$2,810	$1,787	$1,978
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	35	554	(109)
Net change in unrealized gains (losses) on cash flow hedges	48	(244)	424
Net gain (loss) on translation of net foreign operations	(242)	(458)	967

Total Comprehensive Income	$2,651	$1,639	$3,260

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2010	2009	2008

Preferred Shares (Note 20)
Balance at beginning of year	$2,571	$1,746	$1,196
Issued during the year	–	825	550

Balance at End of Year	2,571	2,571	1,746

Common Shares (Note 20)
Balance at beginning of year	6,198	4,773	4,411
Issued during the year	–	1,000	–
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 20)	537	338	122
Issued under the Stock Option Plan (Note 20)	192	87	60
Issued on the acquisition of a business	–	–	180

Balance at End of Year	6,927	6,198	4,773

Treasury Shares (Note 20)	–	–	(65)

Contributed Surplus
Balance at beginning of year	79	69	58
Stock option expense/exercised (Note 22)	13	8	11
Premium on treasury shares	–	2	–

Balance at End of Year	92	79	69

Retained Earnings
Balance at beginning of year	11,748	11,632	11,166
Net income	2,810	1,787	1,978
Dividends – Preferred shares (Note 20)	(136)	(120)	(73)
– Common shares (Note 20)	(1,571)	(1,530)	(1,410)
Share issue expense	(3)	(32)	(10)
Treasury shares	–	11	(19)

Balance at End of Year	12,848	11,748	11,632

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of year	480	(74)	35
Unrealized gains (losses) on available-for-sale securities arising during the year (net of income tax (provision) recovery of $(21), $(253) and $137)	108	491	(280)
Reclassification to earnings of (gains) losses in the year (net of income tax (provision) recovery of $25, $(26) and $(84))	(73)	63	171

Balance at End of Year	515	480	(74)

Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of year	14	258	(166)
Gains (losses) on cash flow hedges arising during the year (net of income tax (provision) recovery of $(69), $64 and $(173))	154	(153)	363
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax (provision) recovery of $48, $44 and $(31))	(106)	(91)	61

Balance at End of Year	62	14	258

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of year	(893)	(435)	(1,402)
Unrealized gain (loss) on translation of net foreign operations	(725)	(1,331)	2,726
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(206), $(382) and $881)	483	873	(1,759)

Balance at End of Year	(1,135)	(893)	(435)

Total Accumulated Other Comprehensive Loss	(558)	(399)	(251)

Total Shareholders’ Equity	$21,880	$20,197	$17,904

The accompanying notes are an integral part of these consolidated financial statements.

112  BMO Financial Group 193rd Annual Report 2010

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2010	2009	2008

Cash Flows from Operating Activities
Net income	$2,810	$1,787	$1,978
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading (Note 3)	40	301	324
Net (gain) loss on securities, other than trading (Note 3)	(190)	53	(9)
Net (increase) decrease in trading securities	(13,707)	7,207	8,275
Provision for credit losses	1,049	1,603	1,330
(Gain) on sale of securitized loans (Note 8)	(496)	(700)	(420)
Change in derivative instruments – (Increase) decrease in derivative asset	(2,803)	14,010	(29,370)
– Increase (decrease) in derivative liability	4,775	(9,510)	20,645
Amortization of premises and equipment (Note 11)	267	269	252
(Gain) on sales of land and buildings	(4)	(10)	(13)
Amortization of intangible assets	203	203	183
Net (increase) decrease in future income taxes	(62)	186	(157)
Net (increase) decrease in current income taxes	(229)	296	(314)
Change in accrued interest – (Increase) decrease in interest receivable	(75)	387	303
– (Decrease) in interest payable	(119)	(492)	(351)
Changes in other items and accruals, net	1,957	(2,796)	1,590

Net Cash Provided by (Used in) Operating Activities	(6,584)	12,794	4,246

Cash Flows from Financing Activities
Net increase (decrease) in deposits	16,762	(11,149)	(1,412)
Net increase (decrease) in securities sold but not yet purchased	4,662	(6,446)	(7,251)
Net increase (decrease) in securities lent or sold under repurchase agreements	2,043	17,467	(3,731)
Net increase (decrease) in liabilities of subsidiaries	(10)	(113)	2,045
Repayment of subordinated debt (Note 17)	(500)	(140)	(150)
Proceeds from issuance of subordinated debt (Note 17)	–	–	900
Redemption of preferred share liability (Note 20)	–	(250)	–
Proceeds from issuance of preferred shares (Note 20)	–	825	550
Proceeds from issuance of common shares (Note 20)	197	1,087	60
Redemption of Capital Trust Securities (Note 18)	(350)	–	–
Share issue expense	(3)	(32)	(10)
Cash dividends paid	(1,175)	(1,312)	(1,361)

Net Cash Provided by (Used in) Financing Activities	21,626	(63)	(10,360)

Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	383	8,656	10,077
Purchases of securities, other than trading	(28,587)	(41,041)	(21,303)
Maturities of securities, other than trading	13,879	10,800	16,984
Proceeds from sales of securities, other than trading	15,329	18,917	8,268
Net (increase) in loans	(17,531)	(3,107)	(28,507)
Proceeds from securitization of loans (Note 8)	4,279	6,796	11,448
Net (increase) decrease in securities borrowed or purchased under resale agreements	6,725	(10,985)	14,665
Proceeds from sales of land and buildings	5	17	19
Premises and equipment – net purchases	(207)	(204)	(285)
Purchased and developed software – net purchases	(274)	(176)	(164)
Acquisitions (Note 12)	(1,029)	(328)	(155)

Net Cash Provided by (Used in) Investing Activities	(7,028)	(10,655)	11,047

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(601)	(1,255)	551

Net Increase in Cash and Cash Equivalents	7,413	821	5,484
Cash and Cash Equivalents at Beginning of Year	9,955	9,134	3,650

Cash and Cash Equivalents at End of Year	$17,368	$9,955	$9,134

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$16,693	$8,656	$6,936
Cheques and other items in transit, net	675	1,299	2,198

	$17,368	$9,955	$9,134

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$3,371	$5,507	$9,900
Amount of income taxes paid (refunded) in the year	$897	$(232)	$456

The accompanying notes are an integral part of these consolidated financial statements.

  BMO Financial Group 193rd Annual Report 2010  113

Notes to Consolidated Financial Statements
Note 1: Basis of Presentation
We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), including interpretations of GAAP by our regulator, the office of the Superintendent of Financial Institutions Canada (“OSFI”). We have included certain risk disclosures on pages 80 to 87 in the 2010 Management’s Discussion and Analysis. To clearly identify these disclosures, which form an integral part of these consolidated financial statements, they are presented in a blue-tinted font (text and tables).
          We reconcile our Canadian GAAP results to those that would be reported under United States GAAP. Significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 30. In addition, our consolidated financial statements comply with certain disclosure requirements of United States GAAP and the United States Securities and Exchange Commission (“SEC”) that are applicable to us.
Basis of Consolidation
We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. All of the assets, liabilities, revenues and expenses of our subsidiaries and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant inter-company transactions and balances are eliminated.
           We hold investments in companies where we exert significant influence over operating, investing and financing decisions (those where we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss and dividends. They are recorded as other securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.
           We hold interests in variable interest entities, which we consolidate where we are the primary beneficiary. These are more fully described in Note 9.
Translation of Foreign Currencies
We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
           Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in shareholders’ equity within accumulated other comprehensive loss on translation of net foreign operations. When we sell or liquidate an investment in a foreign operation, the associated translation gains and losses, previously included in shareholders’ equity as accumulated other comprehensive loss on translation of net foreign operations, are recorded as part of the gain or loss on disposition. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.
           From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies.
Realized and unrealized gains and losses on the mark-to-market of foreign exchange contracts related to economic hedges are included in foreign exchange, other than trading, in our Consolidated Statement of Income. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.
Specific Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	114	18	Capital Trust Securities	142
2	Cash Resources and		19	Interest Rate Risk	143
	Interest Bearing		20	Share Capital	145
	Deposits with Banks	116	21	Capital Management	147
3	Securities	116	22	Employee Compensation –
4	Loans, Customers’ Liability			Stock-Based Compensation	147
	under Acceptances and		23	Employee Compensation –
	Allowance for Credit Losses	120		Pension and Other
5	Other Credit Instruments	122		Employee Future Benefits	149
6	Risk Management	122	24	Income Taxes	155
7	Guarantees	125	25	Earnings Per Share	156
8	Asset Securitization	126	26	Operating and Geographic
9	Variable Interest Entities	128		Segmentation	157
10	Derivative Instruments	130	27	Related Party Transactions	159
11	Premises and Equipment	137	28	Contingent Liabilities	159
12	Acquisitions	137	29	Fair Value of
13	Goodwill and Intangible Assets	138		Financial Instruments	160
14	Other Assets	139	30	Reconciliation of Canadian
15	Deposits	140		and United States
16	Other Liabilities	141		Generally Accepted
17	Subordinated Debt	142		Accounting Principles	165
Changes in Accounting Policy
During the 2010 fiscal year, there were no changes in Canadian GAAP accounting policies or disclosure requirements. Changes in accounting policies that resulted from changes by Canadian standard setters in 2009 are disclosed as follows: financial instruments – Notes 3 and 4; and goodwill and intangible assets – Note 13. New disclosures that resulted from changes by Canadian standard setters in 2009 are presented as follows: risk management – Note 6; and financial instruments disclosures – Note 29.
Future Changes in Accounting Policy
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis.
           We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (“transition date”). Prior to our transition date, we will begin to address IFRS disclosure requirements, where appropriate. We have enhanced our disclosure in Note 12 – Acquisitions; Note 22 – Employee Compensation – Stock-Based Compensation; and Note 23 – Employee Compensation – Pension and Other Employee Future Benefits to include certain IFRS disclosure requirements.

114   BMO Financial Group 193rd Annual Report 2010

           The differences between the bank’s accounting policies and IFRS requirements, combined with our decisions on the optional IFRS 1 exemptions from retroactive application of IFRS, will result in measurement and recognition differences when we transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity. Precisely quantifying all of the impacts that will result from adopting IFRS will be subject to the completion of all our project work streams, finalization of all decisions where choices of accounting policies are available, including optional exemptions from retroactive restatement available under IFRS 1, and the prevailing market conditions and economic circumstances at the time of transition.
           Based on our analysis to date, certain of the more significant changes that will result from the adoption of IFRS are expected to be in the areas of pension and other employee future benefits, asset securitization, consolidation and accumulated other comprehensive loss on translation of foreign operations.
           The differences described in the sections that follow are based on Canadian GAAP and IFRS that are in effect as of this date. This should not be considered a comprehensive list of the main accounting changes when we adopt IFRS.
Pension and Other Employee Future Benefits
Under the IFRS employee benefits standard (IAS 19), we will continue to record pension and other employee future benefits expense as cost of benefits earned in the year plus the interest cost on the obligation, net of the expected return on assets. IFRS provides two alternatives for how to account for the unrealized market-related gains or losses on pension fund assets and the impact of changes in discount rates on pension obligations (“market-related amounts”). We can either record these market-related amounts directly in equity or defer them on our balance sheet and amortize amounts in excess of 10% of our plan assets or benefit liability balances to pension expense over a period of approximately 12 years. We currently follow the second alternative. We have not yet finalized our decision on which alternative to elect for the accounting of market-related amounts. Additional information on our pension and other employee future benefits is included in Note 23.
           On transition to IFRS, we can either recalculate pension expense back to inception of the plans as though we had always applied the IFRS pension requirements or, alternatively, record market-related amounts that exist on November 1, 2010 directly in retained earnings (“fresh start method”).
           Should the bank elect the fresh start method, the impact on the bank’s balance sheet would be a reduction in opening retained earnings of approximately $1,200 million, a decrease in other assets of approximately $1,600 million and a decrease in other liabilities of approximately $400 million on November 1, 2010, the beginning of our comparative year. Adopting this alternative would also result in reduced pension expense in future years since any deferred losses that exist on October 31, 2010 would not be amortized to pension expense.
           We have not yet finalized our decision on whether to elect the fresh start method as permitted under IFRS.
Asset Securitization
We have substantially completed our assessment of certain of our significant asset securitization programs and whether the loans and mortgages sold through these programs qualify for off-balance sheet treatment under IFRS. The assessment included our Canadian credit card loans and Canadian mortgage loans sold to the bank’s securitization vehicles and to the Canada Mortgage Bond program, a third-party securitization program. We assessed whether the loans and mortgages qualify for off-balance sheet treatment based on the transfer of the risks and rewards, as determined under the derecognition criteria contained in the IFRS financial instruments standard (IAS 39). Based on the analysis completed to date, our preliminary conclusion is that the loans or mortgages sold under these securitization programs will not qualify for off-balance sheet recognition under IFRS. Under Canadian GAAP, the mortgages and loans sold through these programs are removed from our balance sheet. Additional information on our asset securitization vehicles is included in Note 8.
           If the securitized assets sold to the securitization vehicles noted in the preceding paragraph were to be recognized on the bank’s balance sheet, assets and liabilities would increase by approximately $18 billion and opening retained earnings would be reduced by less than $100 million on November 1, 2010, the beginning of our comparative year. The reduction in retained earnings primarily represents the reversal of the gain on sale previously recognized in earnings. In addition, the interest and fees collected from customers, net of the yield paid to investors in the securitization vehicle, would be recorded in net interest income using the effective interest rate method over the term of the securitization and credit losses associated with loans and mortgages would be recorded in the provision for credit losses.
           We have not completed our assessment of the asset securitization activity associated with selling the bank’s Canadian mortgage loans to certain other third-party asset securitization programs.
Consolidation
We have substantially completed our assessment of whether we are required to consolidate our credit protection vehicle and our structured investment vehicles when we transition to IFRS. We assessed the consolidation requirement based on whether the bank would in substance control the vehicles, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). Our analysis considered whether the activities of the vehicles are conducted on behalf of the bank, the bank’s exposure to the risks and benefits, its decision-making powers over the vehicles, and whether these considerations demonstrate that the bank in substance controls the vehicles and therefore must consolidate them.
           Information on these vehicles, including total assets, our exposure to loss and our assessment of the consolidation requirement under Canadian GAAP, is included in Note 9.
Credit Protection Vehicle
Based on the analysis completed to date, our preliminary conclusion is that the bank would be required to consolidate this vehicle, as our analysis indicates that the bank in substance controls this vehicle based on the definition of control under IFRS. Under Canadian GAAP, we are not required to consolidate this vehicle.
           Consolidation of this vehicle would impact the bank’s balance sheet, increasing assets and liabilities by approximately $500 million on November 1, 2010, the beginning of our comparative year. Our estimate incorporates the elections permitted under IFRS to fair value certain assets and liabilities of the credit protection vehicle, with changes in the fair value recorded in income as they occur.
Structured Investment Vehicles (“SIVs”)
Based on the analysis completed to date, our preliminary conclusion is that the bank would be required to consolidate the SIVs, as our analysis indicates that the bank in substance controls the SIVs based on the definition of control under IFRS. Under Canadian GAAP, we are not required to consolidate the SIVs.
           Consolidation of the SIVs would impact the bank’s balance sheet, increasing assets and liabilities on the bank’s balance sheet by approximately $200 million on November 1, 2010, the beginning of our comparative year. This represents the amount by which the assets of the SIVs exceed the amount drawn on the loan facility the bank has made available to the SIVs as of November 1, 2010. Our estimate incorporates the election permitted under IFRS to fair value the assets and liabilities of the SIVs, with changes in the fair value recorded in income as they occur.

BMO Financial Group 193rd Annual Report 2010  115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          We do not expect consolidation of these vehicles would result in any significant adjustment to opening retained earnings.
          We have not completed our assessment of our U.S. customer securitization vehicle and our Canadian customer securitization vehicles and other less significant VIEs.
Accumulated Other Comprehensive Loss on
Translation of Foreign Operations
On transition to IFRS, we can either recalculate translation differences on an IFRS basis as though we had always applied the IFRS requirements, or reset the accumulated other comprehensive loss on translation of net foreign operations to zero. We expect to elect to reset our accumulated other comprehensive loss on translation of net foreign operations to zero. The impact on the bank’s balance sheet will be an increase of $1,100 million in accumulated other comprehensive income and a corresponding reduction in retained earnings of approximately $1,100 million on November 1, 2010, the beginning of our comparative year.
Use of Estimates
In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning fair values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities for which we must make estimates include: measurement of other than temporary impairment – Note 3; valuation of securities at fair value – Note 3; allowance for credit losses – Note 4; accounting for securitizations – Note 8; consolidation of variable interest entities – Note 9; valuation of derivative instruments at fair value – Note 10; goodwill and intangible assets – Note 13; insurance-related liabilities – Note 16; pension and other employee future benefits – Note 23; income taxes – Note 24; contingent liabilities – Note 28; and fair value of financial instruments – Note 29. If actual results differ from the estimates, the impact would be recorded in future periods.

Note 2: Cash Resources and Interest Bearing Deposits with Banks

(Canadian $ in millions)	2010	2009

Cash and deposits with Bank of Canada and other banks	16,693	8,656
Cheques and other items in transit, net	675	1,299

Total cash and cash equivalents	17,368	9,955

Cheques and Other Items in Transit, Net
Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.
Cash Restrictions
Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $461 million as at October 31, 2010 ($326 million as at October 31, 2009).
Interest Bearing Deposits with Banks
Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities
Changes in Accounting Policy
On August 20, 2009, the Canadian Institute of Chartered Accountants (“CICA”) released new accounting requirements relating to the classification and measurement of financial assets. The new standard redefined loans and receivables to include all non-derivative financial assets with fixed or determinable repayment terms which are not quoted in an active market. The standard also permits reclassification of available-for-sale securities to loans when there is no active market. Impairment on the reclassified debt securities will be calculated in a manner consistent with our loan portfolio, based on our assessment of the recoverability of principal and interest.
          This change in accounting policy does not have any impact on our results of operations or financial position since we were not required to and did not elect to transfer any available-for-sale securities to loans.
          During October 2008, the CICA issued amendments to Handbook section 3855 “Financial Instruments – Recognition and Measurement”, section 3861 “Financial Instruments – Disclosure and Presentation” and section 3862 “Financial Instruments – Disclosure”. The amendments permit, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. It also permits the reclassification of certain available-for-sale loans to loans and receivables.
          We elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time. In accordance with the amendments, we recognized the transfers at the fair value of the securities on August 1, 2008.
A continuity of the transferred securities is as follows:

For the year ended October 31 (Canadian $ in millions)	2010	2009

Fair value of securities at beginning of year	1,378	1,955
Net (sales) purchases	(928)	(613)
Change in fair value recorded in other comprehensive income	55	232
Other than temporary impairment recorded in income	(17)	(99)
Impact of foreign exchange	(53)	(97)

Fair value of securities at end of year	435	1,378

As of the reclassification date, effective interest rates on reclassified trading assets ranged from 2% to 17%, with expected recoverable cash flows of $2.2 billion. Ranges of effective interest rates were determined based on weighted-average rates of the portfolios transferred.
          Fair value changes recorded in other comprehensive income would have resulted in a gain of $55 million being recorded in income for the year ended October 31, 2010 (gain of $232 million in 2009) if the securities had not been transferred from trading to available-for-sale. Interest and dividend income of $26 million related to the transferred securities was recorded in interest, dividend and fee income, securities in our Consolidated Statement of Income for the year ended October 31, 2010 ($57 million in 2009).

116  BMO Financial Group 193rd Annual Report 2010

Securities
Securities are divided into three types, each with a different purpose and accounting treatment. The three types of securities we hold are as follows:
Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the fair value changes and transaction costs in our Consolidated Statement of Income in trading revenues.
Fair Value Option
Securities designated as trading under the fair value option are financial instruments that may be accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated as trading under the fair value option must have reliably measurable fair value and satisfy one of the following criteria established by OSFI: (1) accounting for them at fair value eliminates or significantly reduces an inconsistency in measurement or recognition that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis, (2) the securities are part of a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and is reported to key management personnel on a fair value basis, or (3) the securities are hybrid financial instruments with one or more embedded derivatives that would otherwise be required to be bifurcated and accounted for separately from the host contract. Financial instruments must be designated when they are acquired, and the designation is irrevocable. These securities would otherwise be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.
           Securities held by our insurance subsidiaries that support our insurance liabilities are designated as trading securities under the fair value option. Since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them, electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at October 31, 2010 was $4,153 million ($3,167 million in 2009). The impact of recording these as trading securities was an increase in non-interest revenue, insurance income of $298 million for the year ended October 31, 2010 (increase of $415 million in 2009).
Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.
          Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) on available-for-sale securities in our Consolidated Statement of Changes in Shareholders’ Equity until the security is sold, or if an unrealized loss is considered other than temporary. Gains and losses on disposal and other than temporary impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities. We have not classified any of our securities as held-to-maturity. Available-for-sale securities whose sale is restricted are recorded at amortized cost.
          Investments made by our insurance operations are classified as available-for-sale or other securities, except for investments that support the policy benefit liabilities on our insurance contracts, which are designated as trading securities under the fair value option as discussed above. Interest and other fee income on available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance income.
Merchant banking investments, which are included in other securities in our Consolidated Balance Sheet, are securities held by our merchant banking subsidiaries. These subsidiaries account for their investments at fair value, with changes in fair value recorded in our Consolidated Statement of Income in securities gains (losses), other than trading as they occur.
Transaction costs for non-trading securities are expensed.
We account for all of our securities transactions using settlement date accounting on our Consolidated Balance Sheet. For securities classified or designated as trading, changes in fair value between the trade date and settlement date are recorded in net income. For available-for-sale securities, changes in fair value between the trade date and settlement date are recorded in other comprehensive income.
Impairment Review
We review available-for-sale securities and investments where we exert significant influence, but not control, at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary.
          In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and our intention or obligation to sell the investment before any anticipated recovery. If the decline is considered not to be temporary, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.
          For debt securities classified as available-for-sale, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value.
          As at October 31, 2010, we had 118 available-for-sale securities (250 in 2009) with unrealized losses totalling $25 million (unrealized losses of $199 million in 2009). Of these available-for-sale securities, 54 have been in an unrealized loss position continuously for more than one year (93 in 2009), amounting to an unrealized loss position of $10 million (unrealized loss position of $74 million in 2009). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates and not from deterioration in the creditworthiness of the issuers. We expect full recovery of principal and interest payments from certain debt securities due to governmental support and/or over-collateralization provided. The share prices and valuations of many equity securities that we hold have also appreciated from earlier levels. Based on these factors and our intention to not sell these securities before any anticipated recovery, we have determined that the unrealized losses are temporary in nature.
We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2010 or 2009, was greater than 10% of our shareholders’ equity.
Included in other securities are investments where we exert significant influence, but not control, of $196 million and $613 million as at October 31, 2010 and 2009, respectively.
Fair Value Measurement
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. These estimation techniques include discounted cash flows, internal models that utilize observable market data or comparisons with other securities that are substantially the same. In limited circumstances, we use internal models where the inputs are not based on observable market data. Further discussion of fair value measurement is included in Note 29.

BMO Financial Group 193rd Annual Report 2010  117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions, except as noted)	Term to maturity					2010	2009
	Within	1 to 3	3 to 5	5 to 10	Over 10
	1 year	years	years	years	years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	3,239	5,667	3,899	1,245	1,954	16,004	16,607
Canadian provincial and municipal governments	466	336	418	1,273	1,422	3,915	2,882
U.S. federal government	1,685	1,987	413	2,182	1,793	8,060	3,021
U.S. states, municipalities and agencies	796	1	5	58	194	1,054	756
Other governments	–	364	883	118	–	1,365	1,712
Mortgage-backed securities and collateralized mortgage obligations	–	3	10	164	893	1,070	1,026
Corporate debt	2,420	1,905	2,379	1,785	3,883	12,372	11,082
Corporate equity (1)	–	–	–	–	27,870	27,870	21,985

Total trading securities (3)	8,606	10,263	8,007	6,825	38,009	71,710	59,071

Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	2,063	6,379	4,774	1,148	87	14,451	17,263
Fair value	2,071	6,516	4,836	1,189	89	14,701	17,359
Yield (%)	2.58	3.41	2.29	3.75	3.35	2.95	2.35
Canadian provincial and municipal governments
Amortized cost	65	911	455	63	129	1,623	1,638
Fair value	65	950	472	63	145	1,695	1,688
Yield (%)	1.34	1.93	2.03	3.77	4.25	2.19	2.12
U.S. federal government
Amortized cost	2,122	255	–	3,062	1	5,440	1,136
Fair value	2,122	264	–	3,271	1	5,658	1,111
Yield (%)	0.18	1.21	–	3.00	4.90	1.82	0.20
U.S. states, municipalities and agencies
Amortized cost	1,505	1,408	557	499	213	4,182	5,993
Fair value	1,509	1,428	571	527	222	4,257	6,088
Yield (%)	1.45	2.63	1.39	5.86	6.02	2.60	2.48
Other governments
Amortized cost	4,482	5,036	494	1	–	10,013	8,182
Fair value	4,482	5,062	497	1	–	10,042	8,229
Yield (%)	2.60	2.18	0.64	5.54	–	2.29	0.53
Mortgage-backed securities and collateralized mortgage obligations – Canada (2)
Amortized cost	4	913	7,021	–	7	7,945	9,331
Fair value	5	945	7,272	–	7	8,229	9,578
Yield (%)	6.10	1.45	2.50	–	6.49	2.38	4.68
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	11	–	21	204	416	652	789
Fair value	11	–	21	217	434	683	817
Yield (%)	3.96	–	3.97	4.62	4.12	4.27	4.52
Corporate debt
Amortized cost	1,168	1,939	981	126	262	4,476	4,414
Fair value	1,172	2,026	1,000	133	261	4,592	4,537
Yield (%)	1.87	3.10	2.05	5.28	4.88	2.71	2.21
Corporate equity (1)
Amortized cost	9	119	93	6	435	662	856
Fair value	14	126	98	6	442	686	850
Yield (%)	4.65	4.46	3.19	0.84	1.36	2.21	2.53

Total cost or amortized cost (4)	11,429	16,960	14,396	5,109	1,550	49,444	49,602

Total fair value	11,451	17,317	14,767	5,407	1,601	50,543	50,257

Yield (%)	1.92	2.73	2.28	3.58	3.71	2.53	2.48

Other Securities
Carrying value	158	172	158	312	346	1,146	1,485
Fair value	158	172	158	312	380	1,180	1,503

Total cost or amortized cost of securities	20,193	27,395	22,561	12,246	39,905	122,300	110,158

Total carrying value of securities	20,215	27,752	22,932	12,544	39,956	123,399	110,813

Total by Currency (in Canadian $ equivalent)
Canadian dollar	8,013	17,035	19,204	4,909	26,372	75,533	74,249
U.S. dollar	7,723	8,673	3,379	7,471	13,427	40,673	30,015
Other currencies	4,479	2,044	349	164	157	7,193	6,549

Total securities	20,215	27,752	22,932	12,544	39,956	123,399	110,813

   (1) For preferred shares, term to maturity is based on dividend reset dates. For other equities, term to maturity is assumed to be over 10 years unless specified otherwise.
   (2) These amounts are supported by insured mortgages.
   (3) As at October 31, 2008, the total carrying value for trading securities is $66,032 million, with $9,537 million and $125 million in U.S. federal government and U.S. states, municipalities and agencies, respectively.
   (4) As at October 31, 2008, the total carrying value for available-for-sale securities is $32,236 million, with $2,256 million and $8,075 million in U.S. federal government and U.S. states, municipalities and agencies, respectively.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Yields in the table above are calculated using the cost or amortized cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

118  BMO Financial Group 193rd Annual Report 2010

Unrealized Gains and Losses
(Canadian $ in millions)	Available-for-sale securities			2010		Available-for-sale securities		2009
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

Issued or guaranteed by:
Canadian federal government	14,451	251	1	14,701	17,263	167	71	17,359
Canadian provincial and municipal governments	1,623	74	2	1,695	1,638	50	–	1,688
U.S. federal government	5,440	218	–	5,658	1,136	1	26	1,111
U.S. states, municipalities and agencies	4,182	77	2	4,257	5,993	98	3	6,088
Other governments	10,013	32	3	10,042	8,182	53	6	8,229
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	7,945	284	–	8,229	9,331	247	–	9,578
Mortgage-backed securities and collateralized mortgage obligations – U.S.	652	31	–	683	789	28	–	817
Corporate debt (2)	4,476	130	14	4,592	4,414	184	61	4,537
Corporate equity (2)	662	27	3	686	856	26	32	850

Total	49,444	1,124	25	50,543	49,602	854	199	50,257

(1) These amounts are supported by insured mortgages.
(2) Included in unrealized gains (losses) in 2010 are gains of $9 million in corporate debt (gains of $60 million in 2009) and gains of $2 million in corporate equity
(losses of $13 million in 2009) related to securities transferred from trading effective August 1, 2008.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Unrealized Losses	Available-for-sale securities						Available-for-sale securities
(Canadian $ in millions)	in an unrealized loss position for				2010		in an unrealized loss position for				2009
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross		Gross		Gross		Gross		Gross		Gross
	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair
	losses	value	losses	value	losses	value	losses	value	losses	value	losses	value

Issued or guaranteed by:
Canadian federal government	1	326	–	–	1	326	65	3,102	6	316	71	3,418
Canadian provincial and municipal governments	2	253	–	–	2	253	–	30	–	–	–	30
U.S. federal government	–	666	–	–	–	666	12	15	14	2	26	17
U.S. states, municipalities and agencies	2	340	–	159	2	499	1	510	2	861	3	1,371
Other governments	–	1,154	3	3,189	3	4,343	5	1,587	1	309	6	1,896
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	–	–	–	–	–	–	8	–	2	–	10
Mortgage-backed securities and collateralized mortgage obligations – U.S.	–	19	–	2	–	21	–	–	–	–	–	–
Corporate debt	10	717	4	488	14	1,205	27	889	34	880	61	1,769
Corporate equity	–	–	3	30	3	30	15	38	17	45	32	83

Total	15	3,475	10	3,868	25	7,343	125	6,179	74	2,415	199	8,594

(1) These amounts are supported by insured mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2010	2009	2008

Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income (1)
Trading securities	1,305	1,424	1,459
Available-for-sale securities	773	933	1,667
Other securities	56	70	65

	2,134	2,427	3,191

Non-Interest Revenue
Available-for-sale securities
Gross realized gains	132	148	99
Gross realized losses	(5)	(69)	(106)
Other securities, net realized and unrealized gains (losses)	63	(132)	16
Net impairment write-downs	(40)	(301)	(324)

Securities gains (losses), other than trading (1)	150	(354)	(315)

Trading securities, net realized and unrealized gains (losses) (1)(2)	482	609	(718)

Total income from securities	2,766	2,682	2,158

(1)   The following income related to our insurance operations was included in non-interest revenue, insurance income in our Consolidated Statement of Income:
Interest, dividend and fee income of $202 million in 2010, $109 million in 2009 and $15 million in 2008.
Securities gains (losses), other than trading of $3 million in 2010, $9 million in 2009 and $nil in 2008.

Trading securities, net realized and unrealized gains (losses) of $306 million in 2010, $418 million in 2009 and $nil in 2008.
(2) $27 million of net unrealized losses are related to trading securities still held as at October 31, 2010 ($18 million in 2009 and $nil in 2008).

BMO Financial Group 193rd Annual Report 2010  119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses
Change in Accounting Policy
During August 2009, the CICA issued amendments to Handbook section 3855 “Financial Instruments – Recognition and Measurement” on the classification and measurement of financial assets. For details of the impact of our adoption of this new standard, see Note 3.
Loans
Loans are recorded at amortized cost using the effective interest method. This method allocates interest income over the expected term by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan. The treatment of interest income for impaired loans is described below.
          We amortize deferred loan origination costs using the effective interest method. We record the amortization as a reduction to interest, dividend and fee income, loans, over the term of the resulting loan. Under the effective interest method, the amount recognized in interest, dividend and fee income varies over the term of the loan based on the principal outstanding.
Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.
Lending Fees
The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees to a certain threshold are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.
Customers’ Liability under Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
          Fees earned are recorded in lending fees in our Consolidated Statement of Income.
Impaired Loans
We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due.
          Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected on a timely basis, or when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due.
          We do not accrue interest income on loans classified as impaired, and any interest income that is accrued and unpaid is reversed against interest income.
          Payments received on corporate and commercial loans that have been classified as impaired are applied first to the recovery of

120  BMO Financial Group 193rd Annual Report 2010

collection costs, principal and any previous write-offs or allowances, and any amounts remaining are then recorded as interest income. Payments received on impaired consumer instalment loans are applied first to outstanding interest and then to the remaining principal.
          A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.
          From time to time we restructure loans, classified as impaired, due to the poor financial condition of the borrower. If they are no longer considered impaired, interest on these restructured loans is recorded on an accrual basis.
Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments (as discussed in Note 5). The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.
          The allowance comprises the following two components:
Specific Allowances
These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred with by an independent credit officer.
          To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the expected recovery amount is estimated using either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets. For personal loans that are not individually assessed, specific provisions are calculated on a pooled basis, taking into account historical loss experience.
General Allowance
We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by OSFI.
          The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance, including a general allowance model that applies historical expected and unexpected loss rates to current balances with sensitivity to risk ratings, industry sectors and credit products. Model results are then considered along with the level of the existing allowance, as well as management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.
Provision for Credit Losses
Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

				Credit card, consumer
	Residential			instalment and other			Business and			Customers’ liability
(Canadian $ in millions)	mortgages			personal loans			government loans			under acceptances			Total

As at October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Gross loan balances at end of year	48,715	45,524	49,343	54,467	48,398	45,857	68,338	68,169	84,151	7,001	7,640	9,358	178,521	169,731	188,709

Specific allowance at beginning of year	33	13	14	51	2	1	507	411	142	5	–	–	596	426	157
Provision for credit losses	27	26	5	603	624	332	414	888	733	5	5	–	1,049	1,543	1,070
Recoveries	–	–	–	137	104	91	46	41	23	–	–	–	183	145	114
Write-offs	(8)	(6)	(6)	(744)	(679)	(422)	(464)	(807)	(542)	–	–	–	(1,216)	(1,492)	(970)
Foreign exchange and other	–	–	–	–	–	–	(22)	(26)	55	–	–	–	(22)	(26)	55

Specific allowance at end of year	52	33	13	47	51	2	481	507	411	10	5	–	590	596	426

General allowance at beginning of year	18	8	11	266	242	327	968	1,030	517	54	41	43	1,306	1,321	898
Provision for credit losses	4	10	(3)	49	24	(85)	(43)	13	350	(10)	13	(2)	–	60	260
Foreign exchange and other	–	–	–	25	–	–	(34)	(75)	163	–	–	–	(9)	(75)	163

General allowance at end of year	22	18	8	340	266	242	891	968	1,030	44	54	41	1,297	1,306	1,321

Total allowance	74	51	21	387	317	244	1,372	1,475	1,441	54	59	41	1,887	1,902	1,747

Allowance for other credit instruments (1)	–	–	–	–	–	–	9	–	–	–	–	–	9	–	–

Total allowance excluding other credit instruments	74	51	21	387	317	244	1,363	1,475	1,441	54	59	41	1,878	1,902	1,747

Net loan balances at end of year	48,641	45,473	49,322	54,080	48,081	45,613	66,975	66,694	82,710	6,947	7,581	9,317	176,643	167,829	186,962

(1) The allowance related to Other Credit Instruments is included in Other Liabilities.
Restructured loans of $53 million were classified as performing during the year ended October 31, 2010 ($9 million in 2009 and $3 million in 2008). Restructured loans of $1 million were written off during the year ended October 31, 2010 ($nil in 2009 and 2008).
Included in loans as at October 31, 2010 are $46,738 million ($49,508 million and $66,081 million in 2009 and 2008) of loans denominated in U.S. dollars and $1,469 million ($1,945 million and $2,608 million in 2009 and 2008) of loans denominated in other foreign currencies.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance (2)		General allowance		Net amount
	2010	2009	2010	2009	2010	2009	2010	2009
By geographic region (1):
Canada	134,569	121,089	257	241	595	589	133,717	120,259
United States	34,664	38,491	282	294	702	717	33,680	37,480
Other countries	9,288	10,151	42	61	–	–	9,246	10,090

Total	178,521	169,731	581	596	1,297	1,306	176,643	167,829

(1) Geographic region is based upon the country of ultimate risk.

(2)	2010 excludes allowance for Other Credit Instruments, which is included in Other Liabilities.

Impaired loans and acceptances, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance (2)		Net of specific allowance
	2010	2009	2010	2009	2010	2009
Residential mortgages	279	269	52	33	227	236
Consumer instalment and other personal loans	457	342	47	51	410	291
Business and government loans	2,485	2,686	482	512	2,003	2,174

Total	3,221	3,297	581	596	2,640	2,701

By geographic region (1):
Canada	952	950	257	241	695	709
United States	2,187	2,161	282	294	1,905	1,867
Other countries	82	186	42	61	40	125

Total	3,221	3,297	581	596	2,640	2,701

(1)	Geographic region is based upon the country of ultimate risk.
(2)	2010 excludes allowance for Other Credit Instruments, which is included in Other Liabilities.
Foreclosed Assets
Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available.
Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $154 million and $187 million as at October 31, 2010 and 2009, respectively.
Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.
          During the year ended October 31, 2010, we foreclosed on impaired loans and received $124 million in real estate properties that we classified as held for sale ($70 million in 2009). These properties are disposed of when market conditions are favourable.

BMO Financial Group 193rd Annual Report 2010  121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Impaired Loans
Our average gross impaired loans and acceptances were $3,255 million for the year ended October 31, 2010 ($2,850 million in 2009). Our average impaired loans, net of the specific allowance, were $2,589 million for the year ended October 31, 2010 ($2,325 million in 2009).
          During the years ended October 31, 2010, 2009 and 2008, we would have recorded additional interest income of $111 million,
$119 million and $102 million, respectively, if we had not classified any loans as impaired.
          Cash interest income of $2 million was recognized on impaired loans during the year ended October 31, 2010 ($nil in 2009 and 2008).
          During the year ended October 31, 2010, we recorded a loss of $4 million (loss of $24 million in 2009) on the sale of impaired loans.

Note 5: Other Credit Instruments
We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:
•	Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;

•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and

•	Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.
The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
          We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.
          Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2010	2009
	Contractual	Contractual
	amount	amount

Credit Instruments
Standby letters of credit and guarantees	10,163	11,384
Securities lending	2,094	445
Documentary and commercial letters of credit	1,272	1,422
Commitments to extend credit
– Original maturity of one year and under	22,393	28,438
– Original maturity of over one year	29,078	31,626

Total	65,000	73,315

Note 6: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 80 to 81 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.
Concentrations of Credit and Counterparty Risk
Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year-end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-sized businesses.
          From an industry viewpoint, our most significant exposure as at year-end was to the individual consumers, captured in the “individual sector”, comprising $136.8 billion.
Basel II Framework
We use the Basel II Framework for our capital management framework. The framework uses exposure at default to assess credit and counterparty risk. Exposures are classified as follows:
•	Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default (“EAD”) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. Exposure at default for undrawn commitments is based on management’s best estimate.

•	Over-the-counter (“OTC”) derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. Exposure at default for OTC derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees and standby letters of credit and documentary credits. Exposure at default for other off-balance sheet items is based on management’s best estimate.

•	Repo style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. Exposure at default for repo style transactions is the total amount drawn, adding back any write-offs.

•	Adjusted EAD represents exposures that have been redistributed to a more favourable probability of default band or a different Basel asset class as a result of applying credit risk mitigation.

122  BMO Financial Group 193rd Annual Report 2010

Total non-trading exposure at default by industry, as at October 31, 2010 and 2009, based on the Basel II classification is as follows:

Credit Exposure by Industry
			Commitments					Other off-balance		Repo style
(Canadian $ in millions)	Drawn		(undrawn)		OTC derivatives			sheet items		transactions		Total
	2010	2009	2010	2009	2010	2009		2010	2009	2010	2009	2010	2009

Financial institutions	41,799	28,404	9,167	9,662	22	–		2,642	3,063	37,669	48,312	91,299	89,560
Governments	31,020	30,024	1,397	1,136	–	–		686	730	14,313	6,734	47,416	38,624
Manufacturing	6,829	8,017	5,629	6,455	33	–		1,085	1,417	–	–	13,576	15,889
Real estate	13,682	13,309	967	956	–	–		818	783	–	–	15,467	15,048
Retail trade	5,915	5,250	2,349	2,371	1	–		476	505	–	–	8,741	8,126
Service industries	12,239	12,808	3,729	4,116	39	–		2,268	2,224	67	206	18,342	19,354
Wholesale trade	4,351	4,063	2,089	2,102	12	–		466	741	–	–	6,918	6,906
Oil and gas	3,439	4,426	4,823	4,533	–	–		823	753	–	–	9,085	9,712
Individual	101,270	91,379	35,511	25,796	31	–		1	1	–	–	136,813	117,176
Others (1)	20,254	24,726	7,880	8,539	20	–		2,118	2,594	–	–	30,272	35,859

Total exposure at default	240,798	222,406	73,541	65,666	158	119	(2)	11,383	12,811	52,049	55,252	377,929	356,254

(1) Includes industries having a total exposure of less than 2%.
(2) Exposure by industry not available for 2009.

Additional information about our credit risk exposure by geographic region and product category is provided in Note 4.
Credit Quality
We assign risk ratings based on probabilities as to whether counterparties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on page 81 of this report.
          Based on the Basel II classifications, the following tables present our retail and wholesale advanced internal ratings approach credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2010. Wholesale includes all loans that are not classified as retail.

Wholesale Credit Exposure by Risk Rating

	Drawn			Undrawn (1)			2010	2009
(Canadian $ in millions)	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign	Total exposure	Total exposure

Investment grade	11,545	35,139	67,000	673	26,436	1,490	142,283	119,200
Non-investment grade	1,633	18,447	271	59	6,792	1	27,203	42,012
Watchlist	10	2,343	–	–	678	–	3,031	2,666
Default	49	1,504	–	–	123	–	1,676	2,541

Total	13,237	57,433	67,271	732	34,029	1,491	174,193	166,419

(1) Included in the undrawn amounts are uncommitted exposures of $12,645 million.

    Retail Credit Drawn Exposure by Portfolio and Risk Rating

	Residential mortgages and				Other retail and retail small
(Canadian $ in millions)	home equity lines of credit		Qualifying revolving retail (1)		and medium-sized enterprises
	2010	2009	2010	2009	2010	2009

Risk profile (probability of default):
Exceptionally low (≤ 0.05%)	16,323	12,867	613	2,082	105	396
Very low (> 0.05% to ≤ 0.20%)	6,002	6,203	1,699	1,618	1,876	1,966
Low (> 0.20% to 0.75%)	9,731	8,860	2,566	1,592	6,479	5,460
Medium (> 0.75% to 7.00%)	4,814	4,177	2,526	1,729	5,027	4,514
High (> 7.00% to 99.99%)	261	300	481	303	339	186
Default (100%)	144	150	33	35	59	69

Total	37,275	32,557	7,918	7,359	13,885	12,591

(1) Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not impaired as at October 31, 2010 and 2009:

  Loans Past Due Not Impaired

(Canadian $ in millions)	1 to 29 days		30 to 89 days		90 days or more (1)		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Residential mortgages	410	509	310	356	79	96	799	961
Credit card, consumer instalment and other personal loans	2,514	1,692	410	377	107	104	3,031	2,173
Business and government loans	497	493	514	327	28	27	1,039	847
Customers’ liability under acceptances	–	–	142	–	–	–	142	–

Total	3,421	2,694	1,376	1,060	214	227	5,011	3,981

 (1) Loans 90 days or more past due were $163 million, $58 million and $47 million as at October 31, 2008, 2007 and 2006, respectively.
BMO Financial Group 193rd Annual Report 2010   123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan Maturities and Rate Sensitivity
The following table provides gross loans and acceptances by contractual maturity and by country of ultimate risk:

	Contractual maturity			2010	2009
	1 year	Over 1 year	Over
(Canadian $ in millions)	or less	to 5 years	5 years	Total	Total

Canada
Consumer	24,419	53,644	7,675	85,738	74,870
Commercial and corporate (excluding real estate)	26,950	10,610	1,546	39,106	36,971
Commercial real estate	5,016	3,223	1,486	9,725	9,248
United States	9,796	12,986	11,882	34,664	38,491
Other countries	2,529	6,759	–	9,288	10,151

Total	68,710	87,222	22,589	178,521	169,731

The following table analyzes net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2010	2009

Fixed rate	72,168	55,954
Floating rate	95,877	102,096
Non-interest sensitive (1)	8,598	9,779

Total	176,643	167,829

(1)	Non-interest sensitive loans and acceptances include customers’ liability under acceptances.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
           Our market risk management practices and key measures are outlined in the text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 82 to 85 of this report.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
           Our liquidity and funding risk management practices and key measures are outlined in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 85 to 86 of this report.

Contractual Maturities of Financial Liabilities
Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the following table.
Contractual maturities of on-balance sheet non-trading financial liabilities as at October 31, 2010 were as follows:

	Less than	1 to 3	3 to 5	Over 5	No fixed
(Canadian $ in millions)	1 year	years	years	years	maturity	2010 Total	2009 Total

On-Balance Sheet Financial Liabilities
Deposits (1)	101,218	23,181	6,907	4,850	109,119	245,275	233,083
Subordinated debt	200	411	390	4,566	–	5,567	6,463
Capital trust securities	440	413	–	–	–	853	1,281
Other financial liabilities	54,715	23	41	2,517	332	57,628	59,749

(1) Excludes interest payments and structured notes designated under the fair value option.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
The balances for on-balance sheet financial liabilities in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.

Contractual maturities of off-balance sheet financial liabilities as at October 31, 2010 were as follows:

	Less than	1 to 3	3 to 5	Over 5	No fixed
(Canadian $ in millions)	1 year	years	years	years	maturity	2010 Total	2009 Total

Off-Balance Sheet Financial Liabilities
Commitments to extend credit (1)	22,393	22,102	4,694	2,282	–	51,471	60,064
Operating leases	249	410	268	593	–	1,520	1,542
Financial guarantee contracts (1)	41,336	–	–	–	–	41,336	51,857
Purchase obligations (2)	225	438	279	77	–	1,019	1,298

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	We have five significant outsourcing contracts. In 2010, we entered into a seven-year contract with an external service provider for various credit card account portfolios processing and other services. In 2009, we entered into a seven-year contract with an external service provider to provide brokerage transactional processing and reporting of client information. In 2008, we entered into a 15-year contract with optional five-
year renewals with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2007, we entered into a seven-year contract with an external service provider for wholesale lockbox processing. In 2003, we entered into a 10-year contract with an external service provider to provide human resource transactional business processing. In 2000, we entered into a 15-year contract with two optional five-year renewals with an external service provider to manage our cheque and bill payment processing, including associated statement and report printing activities. All outsourcing contracts are cancellable with notice.

124  BMO Financial Group 193rd Annual Report 2010

Note 7: Guarantees
In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.
          The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $10,163 million as at October 31, 2010 ($11,384 million in 2009). None of the letters of credit or guarantees had an investment rating in 2010 or 2009. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
           As at October 31, 2010, $9 million ($nil in 2009) was included in other liabilities related to a guaranteed party that was unable to meet its obligation to a third party (see Note 4). No other amount was included in our Consolidated Balance Sheet as at October 31, 2010 and 2009 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
           The maximum amount payable under these backstop and other liquidity facilities totalled $14,009 million as at October 31, 2010 ($19,108 million in 2009), of which $11,036 million relates to facilities that are investment grade, $625 million that are non-investment grade and $2,348 million that are not rated ($15,405 million, $649 million and $3,054 million, respectively, in 2009). As at October 31, 2010, $292 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($185 million in 2009), of which $251 million (US$246 million) ($158 million or US$146 million in 2009) related to our U.S. customer securitization vehicle discussed in Note 9.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 9.
Senior Funding Facilities
We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. As at October 31, 2010, $5,097 million had been drawn ($7,230 million in 2009) in accordance with the terms of the funding facilities related to the SIVs. As at October 31, 2010, $nil had been drawn down in accordance with the terms of the funding facility provided to our credit protection vehicle ($112 million in 2009). Further information on these funding facilities is provided in Note 9.
           In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at October 31, 2010.
Derivatives
Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.
           Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $40,650 million as at October 31, 2010 ($51,072 million in 2009), of which $37,764 million relates to swaps that are investment grade, $2,622 million that are non-investment grade and $264 million that are not rated ($45,843 million, $5,034 million and $195 million, respectively, in 2009). The terms of these contracts range from one day to 12 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $933 million as at October 31, 2010 ($2,159 million in 2009).
           Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to eight years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $599 million as at October 31, 2010 ($667 million in 2009), none of which have an investment rating (none of which had an investment rating in 2009).
           Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from 11 months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $87 million as at October 31, 2010 ($118 million in 2009), none of which have an investment rating (none of which were rated in 2009).
Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum amount we could be required to pay to counterparties.
           No material amount was included in our Consolidated Balance Sheet as at October 31, 2010 and 2009 related to these indemnifications.

BMO Financial Group 193rd Annual Report 2010  125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Asset Securitization
Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to off-balance sheet entities or trusts (“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.
           Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the “deferred purchase price”).
           We account for transfers to securitization vehicles as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (“QSPE”) as defined in CICA Accounting Guideline 12, “Transfers of Receivables”, the investors in the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than an insignificant benefit. When the loans are considered sold for accounting purposes, we remove them from our Consolidated Balance Sheet. We recognize gains in securitization revenues at the time of the sale. These gains are determined based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in available-for-sale securities.
           A servicing liability is recognized only for securitizations where we do not receive adequate compensation for servicing the transferred loans. It is initially measured at fair value and is recorded in our Consolidated Balance Sheet in other liabilities. A servicing liability is amortized to securitization revenues over the term of the transferred loans.
           For some of our securitizations, we are required to purchase subordinated interests or to maintain cash amounts deposited with the securitization vehicle that are considered retained interests in the securitized assets. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these retained interests at their fair value in available-for-sale securities in our Consolidated Balance Sheet. These interests, together with the deferred purchase price, represent our exposure with respect to these securitizations. Investors have no further recourse against us in the event that cash flows from the transferred loans are inadequate to service the interest related to the investor certificates.

The following table summarizes our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the years ended October 31, 2010, 2009 and 2008:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Net cash proceeds (1)	4,234	6,761	8,330	–	–	3,024	4,234	6,761	11,354
Investment in securitization vehicles (2)	–	–	–	–	–	190	–	–	190
Deferred purchase price	173	189	331	–	–	73	173	189	404
Servicing liability	(29)	(29)	(55)	–	–	(14)	(29)	(29)	(69)

	4,378	6,921	8,606	–	–	3,273	4,378	6,921	11,879
Loans sold	4,310	6,823	8,524	–	–	3,219	4,310	6,823	11,743

Gain on sale of loans from new securitizations	68	98	82	–	–	54	68	98	136
Gain on sale of loans sold to revolving securitization vehicles	56	146	72	372	456	212	428	602	284
Other securitization revenue	(54)	(16)	(28)	94	98	41	40	82	13
Amortization of servicing liability	55	57	41	87	90	39	142	147	80

Total	125	285	167	553	644	346	678	929	513

(1) Net cash proceeds represent cash proceeds less issuance costs.	(2) Includes credit card securities retained on-balance sheet.

The key weighted-average assumptions used to value the deferred purchase price for all securitizations were as follows:

	Residential mortgages		Credit card loans
	2010	2009	2010	2009

Weighted-average life (years)	4.47	3.45	1.00	0.99
Prepayment rate	17.26%	20.59%	35.70%	36.41%
Interest rate	4.01%	4.41%	21.32%	21.65%
Expected credit losses (1)	–	–	3.54%	4.43%
Discount rate	2.55%	3.87%	9.33%	9.69%

(1) As the residential mortgages are fully insured, there are no expected credit losses.

126   BMO Financial Group 193rd Annual Report 2010

Cash flows received from securitization vehicles for the years ended October 31, 2010, 2009 and 2008 were as follows:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Proceeds from new securitizations	4,279	6,796	8,423	–	–	3,025	4,279	6,796	11,448
Proceeds from collections reinvested in existing securitization vehicles	1,797	2,562	1,853	19,129	20,420	9,685	20,926	22,982	11,538
Servicing fees collected	52	51	29	–	–	–	52	51	29
Receipt of deferred purchase price	242	279	132	564	649	347	806	928	479

The impact of securitizations on our Consolidated Balance Sheet as at October 31, 2010 and 2009 was as follows:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total
	2010	2009		2010		2009	2010		2009

Retained interests
Investment in securitization vehicles	–	–		271		277	271		277
Deferred purchase price	526	616		107		111	633		727
Cash deposits with securitization vehicles	12	11		–		–	12		11
Servicing liability	79	91		20		20	99		111

Credit Information
Principal amounts, impaired amounts and net credit losses for all loans reported and securitized were as follows:

(Canadian $ in millions)	2010					2009

	Total	Impaired		Net		Total	Impaired		Net
	loans	loans	(1)	write-offs	(2)	loans	loans	(1)	write-offs	(2)

Residential mortgages	74,904	318		8		74,647	309		6
Consumer instalment and other personal loans	51,159	428		433		45,824	310		401
Credit card loans	7,777	29		377		7,293	32		346
Business and government loans	68,338	2,412		418		68,169	2,648		766

Total loans	202,178	3,187		1,236		195,933	3,299		1,519
Less mortgage-backed securities retained and classified as available-for-sale securities	7,908	–		–		9,284	–		–
Less loans securitized:
Residential mortgages	18,281	39		–		19,839	40		–
Credit card loans	4,469	–		203		4,719	–		172

Total loans reported in the Consolidated Balance Sheet	171,520	3,148		1,033		162,091	3,259		1,347

(1)	Excludes impaired amounts for Customers’ liability under acceptances of $73 million as at October 31, 2010 ($38 million in 2009).
(2) Net write-offs represent write-offs in the year net of recoveries on loans previously written off.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Our credit exposure to securitized assets as at October 31, 2010 was limited to our deferred purchase price of $633 million ($727 million in 2009), certain cash deposits of $12 million ($11 million in 2009) and investments in securitization vehicles of $271 million ($277 million in 2009).
          Static pool credit losses provide a measure of the credit risk in our securitized assets. They are calculated by totalling actual and projected future credit losses and dividing the result by the original balance of each pool of assets. Static pool credit losses for the years ended October 31, 2010 and 2009 were as follows:

	2010	2009

Residential mortgages	na	na
Credit card loans	4.54%	3.65%

na – Not applicable: residential mortgages are fully insured.
Sensitivity Analysis
The adjacent table outlines the key economic assumptions used in measuring the deferred purchase price and servicing liability and the sensitivity of these retained interests as at October 31, 2010 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in the other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

	Residential	Credit card
(Canadian $ in millions, except as noted)	mortgages	loans

Fair value of deferred purchase price	526	107

Weighted-average life (years)	2.55	0.35

Weighted-average prepayment rate (%)	18.86	99.57
Impact of: 10% adverse change ($)	13.0	9.8
20% adverse change ($)	25.7	18.2

Interest spread (%)	1.46	10.50
Impact of: 10% adverse change ($)	79.8	11.0
20% adverse change ($)	159.4	22.1

Expected credit losses (%)	0–0.01	4.53
Impact of: 10% adverse change ($)	0.1	4.2
20% adverse change ($)	0.2	8.4

Weighted-average discount rate (%)	1.65	9.50
Impact of: 10% adverse change ($)	1.3	0.4
20% adverse change ($)	2.6	0.7

BMO Financial Group 193rd Annual Report 2010  127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9: Variable Interest Entities
Variable interest entities (“VIEs”) include entities whose equity is considered insufficient to finance its activities or for which the equity-holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both. We determine this based on a quantitative assessment that involves estimating our relative exposure to variability in the future cash flows and performance of the VIE.
          Total assets in these VIEs and our maximum exposure to losses are summarized in the following table, with the exception of our compensation trusts, which are described in further detail below.

(Canadian $ in millions)	October 31, 2010								October 31, 2009
								Total								Total
	Exposure to loss							assets	Exposure to loss							assets
			Drawn								Drawn
			facilities								facilities
	Undrawn		and loans		Securities	Derivative			Undrawn		and loans		Securities	Derivative
	facilities	(1)	provided	(2)	held	assets	Total		facilities	(1)	provided	(2)	held	assets	Total

Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	2,958		–		113	14	3,085	2,976	5,819		–		328	44	6,191	5,674
U.S. customer securitization vehicle	3,905		251		–	2	4,158	4,074	6,214		158		–	2	6,374	4,943
Bank securitization vehicles (3)	5,100		–		637	100	5,837	9,469	5,100		–		625	94	5,819	9,719
Credit protection vehicle – Apex (4)(5)	1,030		–		1,128	669	2,827	2,208	918		112		833	1,236	3,099	2,322
Structured investment vehicles (6)	171		5,097		–	30	5,298	5,225	247		7,230		–	12	7,489	6,968
Structured finance vehicles	na		na		4,745	–	4,745	5,330	na		na		1,762	–	1,762	2,451
Capital and funding trusts	43		12		2	–	57	1,277	43		12		2	–	57	1,270

Total	13,207		5,360		6,625	815	26,007	30,559	18,341		7,512		3,550	1,388	30,791	33,347

Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	200		–		196	–	396	196	733		–		719	–	1,452	719
Capital and funding trusts	4,081		6,919		740	76	11,816	9,673	9,013		1,987		880	45	11,925	5,190
Structured finance vehicles	–		–		27	–	27	27	na		na		54	–	54	54

Total	4,281		6,919		963	76	12,239	9,896	9,746		1,987		1,653	45	13,431	5,963

(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our bank securitization vehicles, our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at October 31, 2010 and 2009. Backstop liquidity facilities provided to our U.S. customer securitization vehicle include credit support and are discussed in
Note 7.
(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans – Businesses and governments.
(3)	Securities held in our bank securitization vehicles are comprised of $105 million of asset-backed commercial paper classified as trading securities ($55 million in 2009), and $261 million of deferred purchase price ($293 million in 2009) and $271 million of asset-backed securities ($277 million in 2009) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.
(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties that are also classified as trading instruments.
(5)	Securities held are classified as trading securities and have a face value of $1,415 million. Our exposure to these securities has been hedged through derivatives.
(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. We have written these notes down to $nil as at October 31, 2010 and 2009.
(7)	Total assets held as at October 31, 2010 are comprised of a loan of $135 million ($560 million in 2009) and $61 million of other assets ($159 million in 2009).

na – not applicable

Customer Securitization Vehicles
We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. In all cases, we do not service the transferred assets. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to or service the assets held by these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles.
Canadian Customer Securitization Vehicles
Our exposure to our Canadian customer securitization vehicles is summarized in the table above. We purchase ABCP through our role as a market maker and hold these securities for an interim period until investors purchase them. In general, investors in the ABCP have recourse only to the assets of the related VIE and do not have recourse to us. To the extent that we have purchased ABCP, our exposure under the liquidity facilities is reduced by an equal amount. We use our credit adjudication process in deciding whether to enter into global style backstop liquidity facilities just as we do when extending credit in the form of a loan. The vehicles have never drawn on these facilities to date.
           We assess whether we are required to consolidate these vehicles based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests, primarily our holdings of ABCP, as well as fees earned for services provided. We consolidate VIEs that are fully financed by us through our ownership of ABCP. We are not required to consolidate five of our eight Canadian customer securitization vehicles. Our exposure to loss is limited to the consolidated assets disclosed in the preceding table.

128  BMO Financial Group 193rd Annual Report 2010

U.S. Customer Securitization Vehicle
Our exposure to our U.S. customer securitization vehicle is summarized in the preceding table. As part of our services in support of the ongoing operations of the vehicle, we may advance funds under backstop liquidity facilities. We use our credit adjudication process in deciding whether to do so just as we do when extending credit in the form of a loan. During the year ended October 31, 2010, we provided funding of $310 million (US$304 million) in accordance with the terms of these liquidity facilities, of which $179 million (US$176 million) was outstanding as at October 31, 2010. The amount outstanding related to funding advanced in years prior to 2010 was $72 million (US$71 million) as at October 31, 2010. These amounts are included in the preceding table.
          We assess whether we are required to consolidate this vehicle based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests, primarily the backstop liquidity facilities, as well as fees for services we provide. We are not required to consolidate our U.S. customer securitization vehicle.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans in order to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision-making authority. These vehicles issue ABCP or term asset-backed securities to fund their activities.
          We are not required to consolidate our bank securitization vehicles based on the structure of these vehicles. More information on our investments, rights and obligations related to these vehicles can be found in Note 8. Our variable interests in these vehicles are summarized in the preceding table. Derivative contracts entered into with these vehicles enable the vehicles to manage their exposure to interest rate fluctuations.
          We provide global style backstop liquidity facilities to some of our bank securitization vehicles that have objective criteria for determining when they can be drawn upon. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.
Credit Protection Vehicle
We sponsor a credit protection vehicle, Apex Trust (“Apex”), that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of Apex, we entered into credit default swaps with swap counterparties and offsetting swaps with Apex. Since the swaps are classified as trading instruments and have similar terms, changes in the fair value of the swaps held with Apex are offset by changes in the fair value of the swaps held with the swap counterparties. The fair value of the swaps with Apex is included in the preceding table along with our holdings of notes issued by Apex and a senior funding facility. As at October 31, 2010, we have hedged our exposure to our holdings of notes as well as the first $515 million of exposure under the senior funding facility. Since 2008, a third party has held its exposure to Apex through a total return swap with us on $600 million of notes.
          We assess whether we are required to consolidate this vehicle based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our net exposure from significant variable interests in Apex, primarily securities issued by Apex and the senior funding facility we provide and their related hedges. We are not required to consolidate Apex.
Structured Investment Vehicles
Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs, Links Finance Corporation (“Links”) and Parkland Finance Corporation
(“Parkland”), and act as asset manager. Our exposure to loss is summarized in the table above. We provide senior-ranked support for the funding of Links and Parkland through our liquidity facilities. The facilities permit the SIVs to continue the strategy of selling assets in an orderly manner. Other than our current commitment, which is included in the preceding table, we are not obligated to provide additional facilities to the SIVs. We use our credit adjudication process in deciding whether to do so just as we do when extending credit in the form of a loan.
          We assess whether we are required to consolidate these vehicles based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests in the vehicles through our liquidity facilities and our holdings of capital notes. We are not required to consolidate these VIEs.
Structured Finance Vehicles
We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure, and we hedge our exposure related to these derivatives by investing in other funds. We consolidate those VIEs in which our interests expose us to a majority of the expected losses or residual returns, or both, unless the exposure to expected losses and residual returns has been passed on to the retail investor through the derivative arrangement. We base this assessment on our holdings of units issued by these VIEs. Our exposure to loss from non-consolidated VIEs is limited to the amount of our investment.
Capital and Funding Trusts
BMO Capital Trust II (“Trust II”) was created in 2009 to issue $450 million of BMO Tier 1 Notes – Series A. Trust II used the proceeds of the offering to purchase a senior deposit note from us. We are not required to consolidate Trust II based on our assessment of our variable interests. See Note 18 for further information related to Trust II.
           BMO Covered Bond Trust (“CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion and US$2 billion of BMO Covered Bonds we have since issued. We sell assets to CB Trust in exchange for a promissory note. The assets of CB Trust have been pledged to secure payment of the bonds we issued. CB Trust is a VIE that we are required to consolidate as we are exposed to the majority of its expected losses and residual returns, based on our assessment of our variable interests.
          BMO Subordinated Notes Trust (“SN Trust”) was created in 2007 to issue $800 million of BMO Trust Subordinated Notes – Series A. SN Trust used the proceeds of the offering to purchase a senior deposit note from us. We are not required to consolidate SN Trust based on our assessment of our variable interests. See Note 17 for further information related to SN Trust.
          BMO Capital Trust (the “Trust”) was created to issue BMO Capital Trust Securities (“BMO BOaTS”). The Trust is a VIE that we are required to consolidate based on our assessment of our variable interests. Securities outstanding as at October 31, 2010 were $1.9 billion ($2.2 billion as at October 31, 2009), and are reported as either non-controlling interest or capital trust securities in our Consolidated Balance Sheet. See Note 18 for further information related to the Trust.
Compensation Trusts
We have established trusts in order to administer our employee share ownership plan. Under this plan, we match 50% of employees’ contributions when they choose to contribute a portion of their gross salary toward the purchase of our common shares. Our matching contributions are paid into trusts, which purchase our shares on the open market for distribution to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $1,021 million as at

BMO Financial Group 193rd Annual Report 2010  129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2010 ($869 million in 2009). Based on our assessment of variable interests, we are not required to consolidate these compensation trusts and we have no exposure to loss related to these trusts.
Other VIEs
We are involved with other entities that may potentially be VIEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to be exposed to a majority of the expected losses of these VIEs or allow us to benefit from a majority of their expected residual returns. As a result, we are not required to consolidate these VIEs. Transactions with these VIEs are conducted at market rates, and individual creditor investment decisions are based upon the analysis of the specific VIE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities are described in Note 7.

Note 10: Derivative Instruments
Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.
          Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.
Types of Derivatives
Swaps
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
          Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
          Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.
          Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.
          Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
          Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.
          Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
          Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.
          The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.
Forwards and Futures
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future.
          Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
          The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.
130  BMO Financial Group 193rd Annual Report 2010
Options
Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
          For options written by us, we receive a premium from the purchaser for accepting market risk.
          For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposures to risk are the ability to hedge the market risk in a manner which allows us to recover the premium paid and the credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.
          Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.
Uses of Derivatives
Trading Derivatives
Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).
          We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.
          Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.
          We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.
          Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.
Hedging Derivatives
In accordance with our asset/liability management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.

Risks Hedged
Interest Rate Risk
We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.
Foreign Currency Risk
We manage foreign currency risk through cross-currency swaps and forward contracts. These derivatives are marked to fair value, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.
          We also sometimes economically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.
Accounting Hedges
In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items caused by the risk being hedged or changes in the amount of future cash flows.
          Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other in our Consolidated Statement of Income as it arises.
Cash Flow Hedges
Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments and assets denominated in foreign currencies. Our cash flow hedges, which have a maximum remaining term to maturity of seven years, are hedges of floating rate loans and deposits as well as assets denominated in foreign currencies.
          We record interest that we pay or receive on the derivative as an adjustment to interest, dividend and fee income in our Consolidated Statement of Income over the life of the hedge.
          To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the “ineffectiveness of the hedge”) is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.
          For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss recorded in other comprehensive income is amortized to interest, dividend and fee income or interest expense, as applicable, in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income or interest expense, as applicable, in our Consolidated Statement of Income. The amount of unrealized gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $138 million ($96 million after tax). This will adjust interest on assets and liabilities that were hedged.
Fair Value Hedges
Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.
          We record interest receivable or payable on the derivative as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.
          For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (“quasi fair value”). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value of the hedged item (the “ineffectiveness of the hedge”), the net amount is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.
          For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is then amortized as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2010 and 2009.
Net Investment Hedges
Net investment hedges mitigate our exposure to foreign currency fluctuations in our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges of this exposure. The foreign currency translation of both the net investment and hedge is recorded in Accumulated Other Comprehensive Income (Loss) on Translation of Net Foreign Operations. To the extent that the hedge is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. The amount of hedge ineffectiveness associated with net investment hedges for the year ended October 31, 2010 was a gain of $4 million (gain of $10 million in 2009 and loss of $11 million in 2008).

BMO Financial Group 193rd Annual Report 2010  131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fair Value Hedging Relationships
The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)	Pre-tax gains (losses) recorded in income

				Hedge ineffectiveness
	Amount of gain (loss)		Quasi fair value	recorded in non-interest
Contract type	on hedging derivative	(1)	adjustment (2)	revenue – other

Interest rate contracts – 2010	31		(33)	(2)
2009	(100)		90	(10)
2008	747		(736)	11

(1) Unrealized gains (losses) on hedging derivatives are recorded in Other Assets – Derivative instruments or Other Liabilities – Derivative instruments in the Consolidated Balance Sheet.

(2) Unrealized gains (losses) on hedged items are recorded in Securities – Available for sale, Subordinated Debt, and Deposits.
Cash Flow Hedging Relationships
The following table presents the impact of cash flow hedges on our financial results.
(Canadian $ in millions)
Pre-tax gains (losses) recorded in income

			Reclassification of gains
			(losses) on	Amortization of
			hedges from other	spot/forward differential on
	Fair value change recorded in	Fair value change recorded in	comprehensive income	foreign exchange contracts
Contract type	other comprehensive income	non-interest revenue – other	to net interest income	to interest expense

2010
Interest rate	303	(2)	237	–
Foreign exchange	(80)	–	–	(83)

Total	223	(2)	237	(83)

2009
Interest rate	143	(10)	178	–
Foreign exchange	(360)	–	–	(43)

Total	(217)	(10)	178	(43)

2008
Interest rate	536	16	(92)	–
Foreign exchange	–	–	–	–

Total	536	16	(92)	–

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Embedded Derivatives
From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in earnings. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.
Contingent Features
Certain over-the-counter derivative instruments contain provisions that link how much collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to the derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that are in a liability position on October 31, 2010 is $7.3 billion, for which we have posted collateral of $6.5 billion. If our credit rating had been downgraded to A– on October 31, 2010 (per Standard & Poor’s Rating Services), we would have been required to post collateral or meet payment demands of an additional $1,082 million.
Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks, as well as administration costs. Zero coupon curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds and futures observable in the market. Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices.

132  BMO Financial Group 193rd Annual Report 2010

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)	2010			2009

	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net

Trading
Interest Rate Contracts
Swaps	31,312	(30,173)	1,139	27,233	(26,195)	1,038
Forward rate agreements	87	(80)	7	231	(241)	(10)
Futures	5	(14)	(9)	3	(25)	(22)
Purchased options	1,398	–	1,398	1,749	–	1,749
Written options	–	(1,667)	(1,667)	–	(1,828)	(1,828)
Foreign Exchange Contracts
Cross-currency swaps	1,271	(2,300)	(1,029)	1,542	(2,158)	(616)
Cross-currency interest rate swaps	4,595	(4,116)	479	3,662	(3,658)	4
Forward foreign exchange contracts	2,536	(2,950)	(414)	2,713	(3,168)	(455)
Purchased options	218	–	218	232	–	232
Written options	–	(171)	(171)	–	(185)	(185)
Commodity Contracts
Swaps	1,462	(1,584)	(122)	1,500	(1,332)	168
Purchased options	1,127	–	1,127	1,990	–	1,990
Written options	–	(1,004)	(1,004)	–	(1,835)	(1,835)
Equity Contracts	1,653	(2,233)	(580)	1,982	(1,355)	627
Credit Default Swaps
Purchased	1,280	–	1,280	2,937	–	2,937
Written	–	(933)	(933)	–	(2,159)	(2,159)

Total fair value – trading derivatives	46,944	(47,225)	(281)	45,774	(44,139)	1,635

Average fair value (1)	44,149	(43,395)	754	64,377	(62,685)	1,692

Hedging
Interest Rate Contracts
Cash flow hedges – swaps	424	(256)	168	182	(440)	(258)
Fair value hedges – swaps	877	(489)	388	707	(186)	521

Total swaps	1,301	(745)	556	889	(626)	263

Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	1,514	–	1,514	1,235	–	1,235

Total foreign exchange contracts	1,514	–	1,514	1,235	–	1,235

Total fair value – hedging derivatives (2)	2,815	(745)	2,070	2,124	(626)	1,498

Average fair value (1)	2,398	(644)	1,754	2,128	(559)	1,569

Total fair value – trading and hedging derivatives	49,759	(47,970)	1,789	47,898	(44,765)	3,133

Less: impact of master netting agreements	(31,537)	31,537	–	(29,423)	29,423	–

Total	18,222	(16,433)	1,789	18,475	(15,342)	3,133

(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities

	2010	2009	2010	2009

Fair value of trading derivatives	46,944	45,774	47,225	44,139
Fair value of hedging derivatives	2,815	2,124	745	626

Total	49,759	47,898	47,970	44,765

BMO Financial Group 193rd Annual Report 2010  133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notional Amounts
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)	2010				2009

		Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total

Interest Rate Contracts
Over-the-counter
Swaps	1,443,036	29,303	37,539	1,509,878	1,307,531	29,161	32,135	1,368,827
Forward rate agreements	406,115	–	–	406,115	385,463	–	–	385,463
Purchased options	41,254	–	–	41,254	54,407	–	–	54,407
Written options	54,898	–	–	54,898	74,923	–	–	74,923

	1,945,303	29,303	37,539	2,012,145	1,822,324	29,161	32,135	1,883,620

Exchange-traded
Futures	42,316	–	–	42,316	75,761	–	–	75,761
Purchased options	44,656	–	–	44,656	47,580	–	–	47,580
Written options	35,201	–	–	35,201	38,887	–	–	38,887

	122,173	–	–	122,173	162,228	–	–	162,228

Total interest rate contracts	2,067,476	29,303	37,539	2,134,318	1,984,552	29,161	32,135	2,045,848

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	27,002	–	–	27,002	29,988	–	–	29,988
Cross-currency interest rate swaps	179,791	–	–	179,791	155,297	–	–	155,297
Forward foreign exchange contracts	225,750	13,832	–	239,582	213,459	16,370	–	229,829
Purchased options	7,510	–	–	7,510	6,459	–	–	6,459
Written options	11,960	–	–	11,960	10,840	–	–	10,840

	452,013	13,832	–	465,845	416,043	16,370	–	432,413

Exchange-traded
Futures	2,147	–	–	2,147	377	–	–	377
Purchased options	10,220	–	–	10,220	8,185	–	–	8,185
Written options	4,205	–	–	4,205	794	–	–	794

	16,572	–	–	16,572	9,356	–	–	9,356

Total foreign exchange contracts	468,585	13,832	–	482,417	425,399	16,370	–	441,769

Commodity Contracts
Over-the-counter
Swaps	16,400	–	–	16,400	23,019	–	–	23,019
Purchased options	8,745	–	–	8,745	13,749	–	–	13,749
Written options	6,395	–	–	6,395	11,486	–	–	11,486

	31,540	–	–	31,540	48,254	–	–	48,254

Exchange-traded
Futures	21,169	–	–	21,169	24,078	–	–	24,078
Purchased options	26,186	–	–	26,186	55,716	–	–	55,716
Written options	28,759	–	–	28,759	58,686	–	–	58,686

	76,114	–	–	76,114	138,480	–	–	138,480

Total commodity contracts	107,654	–	–	107,654	186,734	–	–	186,734

Equity Contracts
Over-the-counter	22,896	–	–	22,896	18,359	–	–	18,359
Exchange-traded	13,549	–	–	13,549	10,511	–	–	10,511

Total equity contracts	36,445	–	–	36,445	28,870	–	–	28,870

Credit Default Swaps
Over-the-counter purchased	44,615	–	–	44,615	56,237	–	–	56,237
Over-the-counter written	40,650	–	–	40,650	51,072	–	–	51,072

Total credit default swaps	85,265	–	–	85,265	107,309	–	–	107,309

Total	2,765,425	43,135	37,539	2,846,099	2,732,864	45,531	32,135	2,810,530

Included in the notional amounts is $231 million as at October 31, 2010 ($184 million in 2009) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.

134  BMO Financial Group 193rd Annual Report 2010

Derivative-Related Market Risk
Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.
Derivative-Related Credit Risk
Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.
           We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into collateral agreements and entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.
          Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.
Terms used in the credit risk table below are as follows:
Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.
Risk-weighted assets represent the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2010			2009

	Replacement	Credit risk	Risk-weighted	Replacement	Credit risk	Risk-weighted
	cost	equivalent	assets	cost	equivalent	assets

Interest Rate Contracts
Swaps	32,613	38,255	–	28,122	33,730	–
Forward rate agreements	87	110	–	231	239	–
Purchased options	1,379	1,566	–	1,710	1,945	–

Total interest rate contracts	34,079	39,931	3,738	30,063	35,914	3,631

Foreign Exchange Contracts
Cross-currency swaps	1,271	2,456	–	1,542	2,994	–
Cross-currency interest rate swaps	4,595	13,087	–	3,662	11,441	–
Forward foreign exchange contracts	4,050	6,702	–	3,948	6,695	–
Purchased options	173	245	–	171	284	–

Total foreign exchange contracts	10,089	22,490	2,477	9,323	21,414	2,340

Commodity Contracts
Swaps	1,462	3,612	–	1,500	4,915	–
Purchased options	382	1,666	–	829	2,855	–

Total commodity contracts	1,844	5,278	853	2,329	7,770	1,232

Equity Contracts	625	1,961	137	1,365	1,945	235

Credit Default Swaps	1,280	1,756	3,476	2,937	3,188	3,401

Total derivatives	47,917	71,416	10,681	46,017	70,231	10,839

Less: impact of master netting agreements	(31,537)	(45,706)	–	(29,423)	(42,581)	–

Total	16,380	25,710	10,681	16,594	27,650	10,839

The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $1,842 million as at October 31, 2010 ($1,881 million in 2009).
Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)		2010		2009

Canada	19,202	40%	19,640	43%
United States	12,450	26	11,783	26
United Kingdom	7,363	15	6,699	14
Other countries (1)	8,902	19	7,895	17

Total	47,917	100%	46,017	100%

(1)	No other country represented 10% or more of our replacement cost in 2010 or 2009.

BMO Financial Group 193rd Annual Report 2010  135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

	Interest rate		Foreign exchange		Commodity		Equity		Credit default
(Canadian $ in millions)	contracts		contracts		contracts		contracts		swaps		Total

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Financial institutions	29,380	26,443	6,693	6,025	654	829	382	927	312	802	37,421	35,026
Government	2,351	1,510	2,487	1,909	56	24	–	–	–	–	4,894	3,443
Natural resources	45	13	74	57	351	389	–	–	–	–	470	459
Energy	54	76	2	18	239	213	–	–	–	–	295	307
Other	2,249	2,021	833	1,314	544	874	243	438	968	2,135	4,837	6,782

Total	34,079	30,063	10,089	9,323	1,844	2,329	625	1,365	1,280	2,937	47,917	46,017

Credit Derivatives and Guarantees
Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout / Notional			Fair value
As at October 31, 2010 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability

Credit default swaps
Investment grade (1)	2,514	24,752	10,498	37,764	834
Non-investment grade (1)	748	1,774	100	2,622	97
Non-rated	155	108	1	264	2

Total (2)	3,417	26,634	10,599	40,650	933

Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout / Notional			Fair value
As at October 31, 2009 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability

Credit default swaps
Investment grade (1)	3,668	31,056	11,119	45,843	2,013
Non-investment grade (1)	1,174	3,347	513	5,034	145
Non-rated	22	173	–	195	1

Total (2)	4,864	34,576	11,632	51,072	2,159

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset.

(2)	As at October 31, 2010, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $2 billion and $56 million ($1 billion and $49 million in 2009).

Term to Maturity
Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2010	2009

	Within	1 to 3	3 to 5	5 to 10	Over 10	Total notional	Total notional
	1 year	years	years	years	years	amounts	amounts

Interest Rate Contracts
Swaps	453,661	459,701	312,718	222,717	61,081	1,509,878	1,368,827
Forward rate agreements, futures and options	541,929	57,497	13,312	10,632	1,070	624,440	677,021

Total interest rate contracts	995,590	517,198	326,030	233,349	62,151	2,134,318	2,045,848

Foreign Exchange Contracts
Cross-currency swaps	8,265	6,127	3,233	7,046	2,331	27,002	29,988
Cross-currency interest rate swaps	41,958	49,091	41,506	37,740	9,496	179,791	155,297
Forward foreign exchange contracts, futures and options	261,134	10,664	2,956	862	8	275,624	256,484

Total foreign exchange contracts	311,357	65,882	47,695	45,648	11,835	482,417	441,769

Commodity Contracts
Swaps	9,341	5,625	843	476	115	16,400	23,019
Futures and options	68,993	21,203	891	167	–	91,254	163,715

Total commodity contracts	78,334	26,828	1,734	643	115	107,654	186,734

Equity Contracts	30,640	2,447	2,727	165	466	36,445	28,870

Credit Contracts	6,791	45,157	9,670	23,147	500	85,265	107,309

Total notional amount	1,422,712	657,512	387,856	302,952	75,067	2,846,099	2,810,530

136  BMO Financial Group 193rd Annual Report 2010

Note 11: Premises and Equipment
We record all premises and equipment at cost less accumulated amortization, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are:

Buildings	40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

(Canadian $ in millions)			2010	2009

		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Land	169	–	169	175
Buildings	1,283	723	560	584
Computer equipment and operating system software	1,336	1,056	280	333
Other equipment	723	545	178	164
Leasehold improvements	901	528	373	378

Total	4,412	2,852	1,560	1,634

Amortization expense for the year ended October 31, 2010 amounted to $267 million ($269 million and $252 million in 2009 and 2008, respectively).
          Gains and losses on disposal are included in other non-interest revenue in our Consolidated Statement of Income.
          We test premises and equipment for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are less than the carrying value. There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2010, 2009 and 2008.
Lease Commitments
We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments as at October 31, 2010 were $1,520 million. The commitments for each of the next five years and thereafter are $249 million for 2011, $221 million for 2012, $189 million for 2013, $143 million for 2014, $125 million for 2015 and $593 million thereafter. Included in these amounts are the commitments related to 688 leased branch locations as at October 31, 2010.
          Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2010, 2009 and 2008 was $340 million, $340 million and $326 million, respectively.

Note 12: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
AMCORE Bank, N.A. (“AMCORE”)
On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the Federal Deposit Insurance Corporation (“FDIC”) for total consideration of $253 million (US$245 million), subject to a post-closing adjustment based on net assets. During the year ended October 31, 2010, we reduced the purchase price by $28 million (US$23 million) to $225 million (US$222 million) based on a revaluation of the net assets acquired. Under the terms of the acquisition, the FDIC absorbs 80% of the losses on the acquired loans. The acquisition of AMCORE accelerates our growth strategy and reinforces our already strong position in the U.S. Midwest by expanding our presence in Illinois and Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over 10 years. All intangibles, including goodwill, related to this acquisition are deductible for tax purposes. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.
Diners Club
On December 31, 2009, we completed the acquisition of the net cardholder receivables of the Diners Club North American franchise from Citigroup for total cash consideration of $882 million (US$839 million), subject to a post-closing adjustment based on net assets. During the year ended October 31, 2010, we reduced the purchase price by $44 million (US$41 million) to $838 million (US$798 million) based on a revaluation of the net assets acquired. The acquisition of the net cardholder receivables of Diners Club gives us the right to issue Diners Club cards to corporate and professional clients in the United States and Canada and will accelerate our initiative to expand in the travel and entertainment card sector for commercial customers across North America. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on an accelerated basis over 15 years and a computer software intangible asset that is being amortized on a straight-line basis over five years. Goodwill related to this acquisition is deductible for tax purposes. Diners Club is part of our Personal and Commercial Banking Canada reporting segment.
Paloma Securities L.L.C. (“Paloma”)
On December 13, 2009, we completed the acquisition of selected assets used in the securities lending business of Paloma for cash consideration of $7 million (US$6 million) and hired its global securities lending team. The acquisition provides us with the opportunity to expand our securities lending operation. Goodwill related to this acquisition is deductible for tax purposes. This

BMO Financial Group 193rd Annual Report 2010  137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

acquisition is part of our BMO Capital Markets reporting segment.
Integra GRS (“Integra”)
On November 23, 2009, we completed the acquisition of the record-keeping business of Integra, a wholly-owned subsidiary of Integra Capital Management Corporation, for cash consideration of $13 million, plus contingent consideration of $3 million paid in 2010, based on additional client contracts assigned from the vendor within six months after the closing date. The acquisition of Integra extends our existing wealth management offering. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on a straight-line basis over five years and a computer software intangible asset that is being amortized on a straight-line basis over three years. Goodwill related to this acquisition is deductible for tax purposes. Integra is part of our Private Client Group reporting segment.
Stoker Ostler Wealth Advisors, Inc. (“SOWA”)
On September 9, 2009, we completed the acquisition of all outstanding voting shares of Stoker Ostler Wealth Advisors, Inc. for cash consideration of $12 million (US$11 million), plus contingent consideration of up to $9 million (US$8 million) based on revenue to be generated in the future. The acquisition of SOWA provides us with the opportunity to expand our presence in the U.S. wealth advisory market. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized using an accelerated amortization method over a period of five years. Goodwill related to this acquisition is deductible for tax purposes. SOWA is part of our Private Client Group reporting segment.
AIG Life Insurance Company of Canada
(“BMO Life Assurance”)
On April 1, 2009, we completed the acquisition of all outstanding voting shares of AIG Life Insurance Company of Canada for cash consideration of $330 million, subject to a post-closing adjustment based on net assets. The post-closing adjustment was finalized during 2010 and the purchase price was reduced to $278 million. The acquisition of BMO Life Assurance enables us to provide our clients with a wider range of investment, financial planning and insurance solutions. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on a straight-line basis over five years, a non-compete agreement that is being amortized on a straight-line basis over two years and a computer software intangible asset that is being amortized on a straight-line basis over five years. Goodwill related to this acquisition is not deductible for tax purposes. BMO Life Assurance is part of our Private Client Group reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

(Canadian $ in millions)				2010		2009

						BMO Life
	AMCORE	Diners Club	Paloma	Integra	SOWA	Assurance

Cash resources (1)	420	–	–	–	–	352
Securities	10	–	–	–	–	2,638
Loans	1,551	873	–	–	–	54
Premises and equipment	–	–	–	–	–	18
Goodwill	86	5	7	7	13	2
Intangible assets	24	63	–	9	8	15
Other assets	494	9	–	–	–	103

Total assets	2,585	950	7	16	21	3,182

Deposits	2,207	–	–	–	–	–
Other liabilities	153	112	–	–	9	2,904

Total liabilities	2,360	112	–	–	9	2,904

Purchase price	225	838	7	16	12	278

(1)	Cash resources acquired through the AMCORE acquisition include cash and cash equivalents and interest bearing deposits.

Note 13: Goodwill and Intangible Assets
Change in Accounting Policy
On November 1, 2008, we adopted the CICA’s new accounting requirements for goodwill and intangible assets. We have restated prior period financial statements to reflect this change. The new standards required us to reclassify computer application software from premises and equipment to intangible assets.
          The impact of this change in accounting policy on prior periods is as follows:

(Canadian $ in millions)	2008

Consolidated Statement of Income
(Decrease) in premises and equipment expense	(141)
Increase in amortization of intangible assets	141

Goodwill
When we acquire a subsidiary, joint venture or securities over which we exert significant influence and account for the acquisition using the equity method, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.
          Goodwill is not amortized; however, it is tested for impairment at least annually. The impairment test consists of allocating goodwill to our reporting units (groups of businesses with similar characteristics) and then comparing the book value of the reporting units, including goodwill, to their fair values. We determine fair value primarily using discounted cash flows. The excess of carrying value of goodwill over fair value of goodwill, if any, is recorded as an

138  BMO Financial Group 193rd Annual Report 2010

impairment charge in the period in which impairment is determined.
           There were no write-downs of goodwill due to impairment during the years ended October 31, 2010, 2009 and 2008.

A continuity of our goodwill by reporting unit for the years ended October 31, 2010 and 2009 is as follows:

				Personal and						Private	BMO
				Commercial						Client	Capital		Corporate
(Canadian $ in millions)				Banking						Group	Markets		Services	Total

													Technology
	P&C		P&C		Client		Investment	Private					and
	Canada		U.S.	Total	Investing		Products	Banking	Insurance	Total			Operations

Goodwill as at October 31, 2008	105		1,070	1,175	68		206	75	–	349	109		2	1,635
Acquisitions during the year	–		–	–	–		6	13	1	20	–		–	20
Other (1)	14		(86)	(72)	–		(1)	(10)	–	(11)	(3)		–	(86)

Goodwill as at October 31, 2009	119		984	1,103	68		211	78	1	358	106		2	1,569
Acquisitions during the year	5		86	91	–		7	–	–	7	7		–	105
Other (1)	(3)		(50)	(53)	–		(2)	(1)	1	(2)	–		–	(55)

Goodwill as at October 31, 2010	121	(2)	1,020 (3)	1,141	68	(4)	216 (5)	77 (6)	2	363	113	(7)	2	1,619

(1)	Other changes in goodwill include the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation, bcpbank Canada and Diners Club.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc. and AMCORE.

(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc and Integra GRS.
(6)	Relates primarily to Harris myCFO, Inc. and Stoker Ostler Wealth Advisors, Inc.
(7)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Corporation Limited, Griffin, Kubik, Stephens & Thompson, Inc. and Paloma Securities L.L.C.

Intangible Assets
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Software is recorded at cost. Intangible assets by category are as follows:

(Canadian $ in millions)			2010			2009
		Accumulated	Carrying		Accumulated	Carrying
	Cost	amortization	value	Cost	amortization	value

Customer relationships	173	81	92	85	41	44
Core deposits	247	179	68	237	175	62
Branch distribution networks	151	142	9	163	142	21
Purchased software – amortizing	543	451	92	546	435	111
Developed software – amortizing	917	513	404	797	446	351
Software under development	146	–	146	70	–	70
Other	26	25	1	24	23	1

Total	2,203	1,391	812	1,922	1,262	660

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have no significant intangible assets with indefinite lives. The weighted-average amortization period for customer relationships is 10 years, core deposits 11 years, branch distribution networks 15 years, purchased and developed software 5 years and other 6 years.
           The aggregate amount of intangible assets acquired during the years ended October 31, 2010, 2009 and 2008 was $370 million, $199 million and $244 million, respectively.
          We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of intangible assets due to impairment during the years ended October 31, 2010, 2009 and 2008.
           The total estimated amortization expense related to existing intangible assets for each of the next five years is $202 million for 2011, $190 million for 2012, $135 million for 2013, $80 million for 2014 and $15 million for 2015.

Note 14: Other Assets

(Canadian $ in millions)	2010	2009

Accounts receivable, prepaid expenses and other items	3,792	3,991
Accrued interest receivable	879	817
Due from clients, dealers and brokers	399	636
Tax receivable	2,018	1,795
Insurance asset	204	185
Pension asset (Note 23)	1,900	1,330

Total	9,192	8,754

BMO Financial Group 193rd Annual Report 2010  139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Deposits by:
Banks	606	668	388	495	2,346	2,194	16,095	19,616	19,435	22,973
Businesses and governments (1) (2)	9,052	7,376	14,701	12,338	24,949	22,048	82,071	71,976	130,773	113,738
Individuals	6,664	7,082	8,919	7,884	41,494	39,174	41,966	45,305	99,043	99,445

Total(3)	16,322	15,126	24,008	20,717	68,789	63,416	140,132	136,897	249,251	236,156

Booked in:
Canada	15,657	14,619	20,654	18,161	46,996	44,017	90,286	81,949	173,593	158,746
United States	282	276	3,345	2,552	21,274	18,949	35,800	37,645	60,701	59,422
Other countries	383	231	9	4	519	450	14,046	17,303	14,957	17,988

Total	16,322	15,126	24,008	20,717	68,789	63,416	140,132	136,897	249,251	236,156

(1)	The senior deposit notes of $800 million (2009 – $800 million) issued to BMO Subordinated Notes Trust and $450 million (2009 – $450 million) issued to BMO Capital Trust II are included in business and government deposits. Please refer to Note 17 and Note 18, respectively, for further details.
(2)	Included in business and government deposits are Covered Bond issuances of €1 billion maturing in January 2013 and US$2 billion maturing in June 2015, which pay interest of 4.25% and 2.85%, respectively (2009 –
€1 billion maturing in January 2013, 4.25%). Please refer to Note 9 for further details.

(3)	Total deposits payable on a fixed date included $15,844 million and $16,994 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.
Included in deposits as at October 31, 2010 and 2009 are $92,213 million and $89,777 million, respectively, of deposits denominated in U.S. dollars, and $5,207 million and $7,271 million, respectively, of deposits denominated in other foreign currencies.

Deposits
Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.
          Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.
          Deposits payable on a fixed date are comprised of:
•	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2010, we had purchased $732 million of federal funds ($1,012 million in 2009).

•	Commercial paper, which totalled $1,816 million as at October 31, 2010 ($1,303 million in 2009).
Included in our deposits payable on a fixed date as at October 31, 2010 were $116,452 million of deposits, each greater than one hundred thousand dollars, of which $67,321 million were booked in Canada, $35,085 million were booked in the United States and $14,046 million were booked in other countries ($110,832 million,
$56,766 million, $36,763 million and $17,303 million, respectively, in 2009). Of the $67,321 million of deposits booked in Canada, $35,191 million mature in less than three months, $1,349 million mature in three to six months, $6,171 million mature in six to 12 months and $24,610 million mature after 12 months ($56,766 million, $22,770 million, $2,609 million, $7,091 million and $24,296 million, respectively, in 2009). We have liquid assets of $143,953 million to support these and other deposit liabilities ($124,108 million in 2009). A portion of these liquid assets have been pledged (see Note 28).
           The following table presents the maturity schedule for our deposit liabilities.

Contractual Obligations
(Canadian $ in millions)	2010	2009

Within 1 year	102,184	90,896
1 to 2 years	11,780	18,127
2 to 3 years	12,491	13,855
3 to 4 years	2,139	5,356
4 to 5 years	6,000	2,755
Over 5 years (1)	114,657	105,167

Total (2)	249,251	236,156

(1)	The over 5 years category includes deposits with no fixed maturity date.

(2)	Includes structured notes designated under the fair value option.

The following table presents the average deposit balances and average rates of interest paid during 2010 and 2009:

	Average balances		Average rate paid (%)
	2010	2009	2010	2009

Deposits Booked in Canada
Demand deposits – interest bearing	15,331	13,640	0.24	0.34
Demand deposits – non-interest bearing	19,213	16,383	–	–
Payable after notice	45,384	42,480	0.29	0.48
Payable on a fixed date	87,208	89,155	1.88	2.92

Total deposits booked in Canada	167,136	161,658	1.08	1.76

Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	8,022	9,327	0.98	0.72
Governments and institutions in the United States and other countries	8,862	9,607	0.51	1.08
Other demand deposits	3,114	7,847	0.03	0.02
Other deposits payable after notice or on a fixed date	54,829	64,126	0.78	1.59

Total deposits booked in the United States and other countries	74,827	90,907	0.74	1.31

Total average deposits	241,963	252,565	0.98	1.60

As at October 31, 2010 and 2009, deposits by foreign depositors in our Canadian bank offices amounted to $14,129 million and $14,392 million, respectively.

140  BMO Financial Group 193rd Annual Report 2010

A portion of our structured note liabilities are designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $110 million for the year ended October 31, 2010 (increase of $53 million in 2009), including an increase of $13 million attributable to changes in our credit spread (charge of $158 million in 2009). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.
          The change in fair value related to changes in our credit spread that has been recognized since these notes were designated as held for trading to October 31, 2010 was an unrealized loss of $29 million. Starting in 2009, we hedged the exposure to changes in our credit spread.
          The fair value and amount due at contractual maturity of these notes as at October 31, 2010 were $3,976 million and $4,084 million, respectively ($3,073 million and $3,377 million, respectively, in 2009).

Note 16: Other Liabilities

(Canadian $ in millions)	2010	2009

Acceptances	7,001	7,640
Securities sold but not yet purchased	16,438	12,064
Securities lent or sold under repurchase agreements	47,110	46,312

	70,549	66,016

Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
Securities Sold but not yet Purchased
Securities sold but not yet purchased represent our obligation to deliver securities that we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues (losses) in our Consolidated Statement of Income.
Securities Lent or Sold Under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

(Canadian $ in millions)	2010	2009

Other
Accounts payable, accrued expenses and other items	6,741	5,791
Accrued interest payable	1,024	1,152
Non-controlling interest in subsidiaries	1,338	1,355
Liabilities of subsidiaries, other than deposits	2,430	2,588
Insurance-related liabilities	4,185	3,545
Pension liability (Note 23)	23	36
Tax payable	902	736
Other employee future benefits liability (Note 23)	771	735

Total	17,414	15,938

Included in non-controlling interest in subsidiaries as at October 31, 2010 were capital trust securities including accrued interest totalling $1,060 million ($1,060 million in 2009) (see Note 18) and 7.375% preferred shares of US$250 million (US$250 million in 2009) issued by Harris Preferred Capital Corporation, a U.S. subsidiary, that forms part of our Tier 1 regulatory capital.
Insurance-Related Liabilities
We are engaged in insurance businesses related to life and health insurance, annuities products and reinsurance.
          Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. Insurance claims and policy benefit liabilities are included in Other liabilities – Insurance-related liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during either 2009 or 2010.
Reinsurance
In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.
          Reinsurance recoverables related to our life insurance business are included in Other liabilities – Insurance-related liabilities to offset the related liabilities. Insurance-related liabilities are net of ceded reinsurance of $872 million in 2010 ($758 million in 2009).
          Reinsurance amounts included in non-interest revenue, insurance income in our Consolidated Statement of Income for the years ended October 31 are shown in the table below.

(Canadian $ in millions)	2010	2009	(1)	2008

Direct premium income	1,256	983		492
Ceded premiums from reinsurance	(462)	(408)		(211)

	794	575		281

(1)	Includes the financial results of the BMO Life Assurance acquisition on April 1, 2009.

BMO Financial Group 193rd Annual Report 2010  141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 17: Subordinated Debt
Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 10).
          During the year ended October 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, Tranche 1, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100% of the principal amount plus unpaid accrued interest to the redemption date.
          During the year ended October 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.
          During the year ended October 31, 2008, we issued Series F Medium-Term Notes, Tranche 1, totalling $900 million. We redeemed all of our 5.75% Series A Medium-Term Notes, Tranche 2, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100% of the principal amount plus unpaid accrued interest to the redemption date.
          We have issued $800 million of innovative subordinated debentures, BMO Trust Subordinated Notes (“BMO TSNs –
Series A”) through BMO Subordinated Notes Trust (“SN Trust”). SN Trust is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO TSNs – Series A issued by SN Trust are not reported in our Consolidated Balance Sheet. SN Trust used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. All of the BMO TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series E Subordinated Notes upon the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital, violations of regulatory capital requirements or changes to tax legislation.
          We have guaranteed the payments of principal, interest and redemption price, if any, and any other amounts on the BMO TSNs – Series A when they become due and payable. This guarantee is subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are designated as ranking either equally with or subordinate to the subordinated indebtedness.
          The senior deposit note we issued to SN Trust bears interest at an annual rate of 5.90% and will mature on September 26, 2022.

The term to maturity and repayments of our subordinated debt are as follows:

(Canadian $ in millions,			Interest	Redeemable at our option	2010		2009
except as noted)	Face value	Maturity date	rate (%)	beginning in	Total	(8)	Total

Debentures Series 16	100	February 2017	10.00	February 2012 (1)	100		100
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	150		150
Series C Medium-Term Notes
Tranche 1	500	January 2015	4.00	Redeemed	–		500
Tranche 2	500	April 2020	4.87	April 2015 (2)	500		500
Series D Medium-Term Notes
Tranche 1	700	April 2021	5.10	April 2016 (3)	700		700
Tranche 2	1,200	June 2017	5.20	June 2012 (4)	1,200		1,200
Series F Medium-Term Notes
Tranche 1	900	March 2023	6.17	March 2018 (5)	900		900

					3,550	(7)	4,050	(7)

BMO Trust Subordinated Notes – Series A	800	September 2022	5.75	September 2017 (6)	800		800

Total					4,350		4,850

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.

(2)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.

(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.

(4)	Redeemable at the greater of par and the Canada Yield Price prior to June 21, 2012, and redeemable at par commencing June 21, 2012.

(5)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.

(6)	Redeemable at the greater of par and the Canada Yield Price prior to September 26, 2017, and redeemable at par commencing September 26, 2017.

(7)	Certain subordinated debt recorded amounts include quasi fair value adjustments that increase their carrying value by $226 million ($186 million in 2009) as they are part of fair value hedges (see Note 10).

(8)	All of our subordinated debt has a term to maturity of over five years.
Please refer to the offering circular related to each of the issues above for further details on Canada Yield Price calculations and definitions of Government of Canada Yield.

Note 18: Capital Trust Securities
We issue BMO Capital Trust Securities (“BMO BOaTS”) through our consolidated subsidiary BMO Capital Trust (the “Trust”). The proceeds of the BMO BOaTS are used to purchase mortgages. We consolidate the Trust, and the BMO BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BMO BOaTS.
          During the year ended October 31, 2009, we issued $450 million of BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”) through BMO Capital Trust II (“Trust II”). Trust II is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO T1Ns – Series A issued by Trust II are not reported in our Consolidated Balance Sheet. Trust II used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. The BMO T1Ns – Series A
are redeemable, at the option of Trust II, subject to certain conditions on or after December 31, 2013. In certain circumstances, the BMO T1Ns – Series A may be automatically exchanged for, or interest payable thereon may be paid by, the issuance of Class B non-cumulative preferred shares of Bank of Montreal. The senior deposit note we issued to Trust II bears interest at an annual rate of 10.421%, which will be reset on December 31, 2018 and on every fifth anniversary of that date thereafter until December 31, 2103. BMO T1Ns – Series A and the senior deposit note will mature on December 31, 2107.
          Holders of the BMO BOaTS and BMO T1Ns – Series A are entitled to receive semi-annual fixed cash distributions as long as we declare dividends on our preferred shares or, if no such shares are outstanding, on our common shares in accordance with our ordinary dividend practice.

142  BMO Financial Group 193rd Annual Report 2010

		Distribution		Redemption date	Conversion date
		per BOaTS(1)/		At the option	At the option	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates	BMO T1Ns		of the Trust	of the holder	2010	2009

Capital Trust Securities
Series A	June 30, December 31	34.52		Redeemed	na	–	350
Series B	June 30, December 31	33.24		June 30, 2006	June 30, 2011	400	400
Series C	June 30, December 31	33.43		December 31, 2006	June 30, 2012	400	400

						800	1,150

Non-Controlling Interest
Series D	June 30, December 31	27.37	(2)	December 31, 2009		600	600
Series E	June 30, December 31	23.17	(3)	December 31, 2010		450	450

						1,050	1,050

Total Capital Trust Securities						1,850	2,200

BMO T1Ns – Series A	June 30, December 31	51.11	(4)	December 31, 2013		450	450

(1)	Distribution is paid on each trust security which has a par value of $1,000.
(2)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(3)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

(4)	Starting on December 31, 2018 and on every fifth anniversary of such date thereafter until December 31, 2103, the interest rate on the BMO Tier 1 Notes – Series A will be reset to an interest rate per annum equal to the Government of Canada Yield plus 10.50%.
na – not applicable

Redemption by the Trust
On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trusts may redeem the securities in whole without the consent of the holders.
           During the year ended October 31, 2010, we redeemed all of our BMO Capital Trust Securities – Series A (“BMO BOaTS – Series A”) at a redemption amount equal to $1,000, representing an aggregate redemption of $350 million, plus unpaid indicated distributions.
           On November 23, 2010, we also announced our intention to redeem all of our BMO Capital Trust Securities – Series B (“BMO BOaTS – Series B”) at a redemption amount equal to $1,000, representing an aggregate redemption of $400 million, plus unpaid indicated distributions.
Conversion by the Holders
On or after the conversion dates indicated above, the BMO BOaTS Series B and C may be exchanged for our Class B Preferred shares, Series 8 and 9, respectively, at the option of the holders. BMO BOaTS Series D, E and BMO T1Ns cannot be converted at the option of the holder.
Automatic Exchange
The BMO BOaTS Series B, C, D, E and BMO T1Ns will each be automatically exchanged for 40 of our Class B Preferred shares, Series 8, 9, 11, 12 and 20, respectively, without the consent of the holders on the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.

Note 19: Interest Rate Risk
We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have derivative instruments, such as interest rate swaps and interest rate options, whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.
Interest Rate Gap Position
The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.
           The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management policies.
The assumptions for the year ended October 31, 2010 were as follows:
Assets
Fixed rate, fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.
          Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Goodwill and intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.
Liabilities
Fixed rate, fixed term liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.
          Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Fixed rate and non-interest bearing liabilities with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.
Capital
Common shareholders’ equity is reported as non-interest sensitive.
Yields
Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2010.

BMO Financial Group 193rd Annual Report 2010  143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest Rate Gap Position
(Canadian $ in millions, except as noted)

				Total	Effective		Effective		Effective	Non-
	0 to 3	4 to 6	7 to 12	within	interest	1 to 5	interest	Over 5	interest	interest
As at October 31	months	months	months	1 year	rate (%)	years	rate (%)	years	rate (%)	sensitive	Total

Canadian Dollar
Assets
Cash and cash equivalents	(4,107)	74	(1,221)	(5,254)	0.18	319	0.18	–	–	(1,594)	(6,529)
Interest bearing deposits with banks	586	–	–	586	0.71	–	–	–	–	–	586
Securities	50,788	1,134	1,920	53,842	2.47	16,232	3.52	4,709	4.63	750	75,533
Securities borrowed or purchased under resale agreements	7,490	369	20	7,879	1.01	–	–	–	–	–	7,879
Loans	79,361	3,624	6,160	89,145	3.95	29,491	5.60	2,246	5.54	8,075	128,957
Other assets	88,538	611	5,578	94,727	na	10,828	na	650	na	2,983	109,188

Total assets	222,656	5,812	12,457	240,925		56,870		7,605		10,214	315,614

Liabilities and Shareholders’ Equity
Deposits	76,365	5,324	11,179	92,868	1.34	54,048	1.23	4,915	4.89	–	151,831
Securities sold but not yet purchased	11,013	–	–	11,013	2.24	–	–	–	–	–	11,013
Securities lent or sold under
repurchase agreements	21,826	103	–	21,929	1.00	–	–	–	–	–	21,929
Other liabilities	88,819	163	295	89,277	na	3,242	na	3,254	na	8,918	104,691
Subordinated debt and
Capital trust securities	626	–	–	626	–	2,200	4.53	1,750	6.14	–	4,576
Shareholders’ equity	659	–	–	659	–	1,925	–	250	–	18,740	21,574

Total liabilities and shareholders’ equity	199,308	5,590	11,474	216,372		61,415		10,169		27,658	315,614

Asset/liability gap position	23,348	222	983	24,553		(4,545)		(2,564)		(17,444)	–

Notional amounts of derivatives	(18,416)	(63)	(1,382)	(19,861)		15,575		4,286		–	–

Total Canadian dollar interest rate gap position
2010	4,932	159	(399)	4,692		11,030		1,722		(17,444)	–
2009	(1,681)	967	3,968	3,254		11,510		1,067		(15,831)	–

U.S. Dollar and Other Currencies
Assets
Cash and cash equivalents	21,992	221	1,521	23,734	2.20	268	–	237	–	(342)	23,897
Interest bearing deposits with banks	2,600	–	–	2,600	0.44	–	–	–	–	–	2,600
Securities	40,014	864	647	41,525	1.19	2,196	8.01	4,099	3.61	46	47,866
Securities borrowed or purchased
under resale agreements	17,614	1,786	720	20,120	0.36	103	0.36	–	–	–	20,223
Loans	33,010	2,894	2,722	38,626	3.43	6,728	6.03	1,809	6.08	523	47,686
Other assets	(40,750)	(402)	(3,991)	(45,143)	na	(2,478)	na	(509)	na	1,884	(46,246)

Total assets	74,480	5,363	1,619	81,462		6,817		5,636		2,111	96,026

Liabilities and Shareholders’ Equity
Deposits	72,248	2,073	3,461	77,782	0.44	17,437	1.08	2,201	0.19	–	97,420
Securities sold but not yet purchased	5,425	–	–	5,425	0.81	–	–	–	–	–	5,425
Securities lent or sold under repurchase agreements	24,720	359	102	25,181	0.21	–	–	–	–	–	25,181
Other liabilities	(34,714)	87	174	(34,453)	na	1,372	na	252	na	523	(32,306)
Shareholders’ equity	–	–	–	–	–	306	–	–	–	–	306

Total liabilities and shareholders’ equity	67,679	2,519	3,737	73,935		19,115		2,453		523	96,026

Asset/liability gap position	6,801	2,844	(2,118)	7,527		(12,298)		3,183		1,588	–

Notional amounts of derivatives	(5,306)	(918)	2,310	(3,914)		6,611		(2,697)		–	–

Total U.S. dollar and other currencies interest rate gap position
2010	1,495	1,926	192	3,613		(5,687)		486		1,588	–
2009	5,184	(1,374)	(128)	3,682		(4,638)		(1,162)		2,118	–

na – not applicable

Certain comparative figures have been reclassified to conform with the current year’s presentation.

144  BMO Financial Group 193rd Annual Report 2010

Note 20: Share Capital

Outstanding
(Canadian $ in millions, except as noted)			2010			2009			2008

			Dividends			Dividends			Dividends
	Number		declared	Number		declared	Number		declared
	of shares	Amount	per share	of shares	Amount	per share	of shares	Amount	per share

Preferred Shares – Classified as Liabilities
Class B – Series 6 (1)	–	–	–	–	–	–	10,000,000	250	1.19

		–			–			250

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	1.33	8,000,000	200	1.33	8,000,000	200	1.33
Class B – Series 10 (2)	12,000,000	396	1.49	12,000,000	396	1.49	12,000,000	396	1.49
Class B – Series 13	14,000,000	350	1.13	14,000,000	350	1.13	14,000,000	350	1.13
Class B – Series 14	10,000,000	250	1.31	10,000,000	250	1.31	10,000,000	250	1.48
Class B – Series 15	10,000,000	250	1.45	10,000,000	250	1.45	10,000,000	250	0.94
Class B – Series 16	12,000,000	300	1.30	12,000,000	300	1.30	12,000,000	300	0.55
Class B – Series 18	6,000,000	150	1.63	6,000,000	150	1.55	–	–	–
Class B – Series 21	11,000,000	275	1.63	11,000,000	275	1.11	–	–	–
Class B – Series 23	16,000,000	400	1.35	16,000,000	400	0.59	–	–	–

		2,571			2,571			1,746

Common Shares
Balance at beginning of year	551,715,904	6,198		506,044,982	4,773		498,562,702	4,411
Issued during the year	–	–		33,340,000	1,000		–	–
Issued under the Shareholder Dividend
Reinvestment and Share Purchase Plan	9,749,878	537		9,402,542	338		2,413,244	122
Issued under the Stock Option Plan (Note 22)	5,002,174	192		2,917,490	87		1,778,586	60
Issued on the exchange of shares of
a subsidiary corporation	484	–		10,890	–		7,260	–
Issued on the acquisition of a business	–	–		–	–		3,283,190	180

Balance at end of year	566,468,440	6,927	2.80	551,715,904	6,198	2.80	506,044,982	4,773	2.80

Treasury Shares	–	–	na	–	–	na	(1,469,949)	(65)	na

Share Capital		9,498			8,769			6,454

(1)	Redeemed in 2009.
(2)	Dividend amounts in U.S. dollars.
Preferred Shares
We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.
          During the year ended October 31, 2010, we did not issue or redeem any preferred shares.
          During the year ended October 31, 2009, we issued the following preferred shares:
•	6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.

•	11,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 21, at a price of $25.00 per share, representing an aggregate issue price of $275 million.

•	16,000,000 5.4% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 23, at a price of $25.00 per share, representing an aggregate issue price of $400 million.
During the year ended October 31, 2009, we redeemed all of our 10,000,000 Non-Cumulative Class B Preferred shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represented an aggregate redemption price of approximately $253 million.
          During the year ended October 31, 2008, we issued the following preferred shares:
•	10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.

na – not applicable
•	12,000,000 5.2% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 16, at a price of $25.00 per share, representing an aggregate issue price of $300 million.

During the year ended October 31, 2008, we did not redeem any preferred shares.
Preferred Share Rights and Privileges
Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.
Class B – Series 6 shares were redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeemed the shares before November 25, 2007, or an equivalent value of our common shares. The shares were redeemed during the year ended October 31, 2009. The shares carried a non-cumulative quarterly dividend of $0.296875 per share.
Class B – Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.
Class B – Series 13 shares are redeemable at our option starting February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.
Class B – Series 14 shares are redeemable at our option starting November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.

BMO Financial Group 193rd Annual Report 2010  145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Class B – Series 15 shares are redeemable at our option starting May 25, 2013 for $25.00 cash per share, plus a premium if we redeem the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of $0.3625 per share.
Class B – Series 16 shares are redeemable at our option on August 25, 2013 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 17 Preferred shares and, if converted, have the option to convert back to Series 16 Preferred shares on subsequent redemption dates. The Series 16 shares carry a non-cumulative quarterly dividend of $0.325 per share until August 25, 2013. Dividends payable after August 25, 2013 on the Series 16 and Series 17 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Class B – Series 18 shares are redeemable at our option on February 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 19 Preferred shares and, if converted, have the option to convert back to Series 18 Preferred shares on subsequent redemption dates. The Series 18 shares carry a non-cumulative quarterly dividend of $0.40625 per share until February 25, 2014. Dividends payable after February 25, 2014 on the Series 18 and Series 19 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Class B – Series 21 shares are redeemable at our option on May 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 22 Preferred shares and, if converted, have the option to convert back to Series 21 Preferred shares on subsequent redemption dates. The Series 21 shares carry a non-cumulative quarterly dividend of $0.40625 per share until May 25, 2014. Dividends payable after May 25, 2014 on the Series 21 and Series 22 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Class B – Series 23 shares are redeemable at our option on February 25, 2015 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 24 Preferred shares and, if converted, have the option to convert back to Series 23 Preferred shares on subsequent redemption dates. The Series 23 shares carry a non-cumulative quarterly dividend of $0.3375 per share until February 25, 2015. Dividends payable after February 25, 2015 on the Series 23 and Series 24 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Common Shares
We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by the Board of Directors on a quarterly basis and the amount can vary from quarter to quarter.
          During the year ended October 31, 2010, we issued 14,752,536 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options. We did not issue any common shares through a public offering.
          During the year ended October 31, 2009, we issued 33,340,000 common shares through a public offering at a price of $30.00 per share, representing an aggregate issuance of $1.0 billion. We also issued 12,330,922 common shares primarily through our dividend reinvestment and share purchase plan and the exercise of stock options.
Normal Course Issuer Bid
On October 27, 2010, we announced our intention to renew our normal course issuer bid, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (“OSFI”) and the
Toronto Stock Exchange under which we may repurchase for cancellation up to 15,000,000 BMO common shares (representing approximately 2.7% of our common shares outstanding).
          We participated in a normal course issuer bid during the period from December 2, 2009 to December 1, 2010 under which we were able to repurchase for cancellation up to 15,000,000 common shares, approximately 2.7% of our common shares then outstanding.
          During the years ended October 31, 2010, 2009 and 2008, we did not repurchase any common shares.
Issuances Exchangeable into Common Shares
One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), has issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. If all of these BMSCL shares had been converted into our common shares, up to 252,023, 252,507 and 263,397 of our common shares would have been needed to complete the exchange as at October 31, 2010, 2009 and 2008, respectively.
Share Redemption and Dividend Restrictions
OSFI must approve any plan to redeem any of our preferred share issues for cash.
          We are prohibited from declaring or paying dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.
          In addition, we have agreed that if either BMO Capital Trust or BMO Capital Trust II (the “Trusts”), two of our subsidiaries, fail to pay any required distribution on their capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trusts’ failure to pay the required distribution (as defined in the applicable prospectuses) unless the Trusts first pay such distribution to the holders of their capital trust securities (see Note 18).
Shareholder Dividend Reinvestment
and Share Purchase Plan (“the Plan”)
We offer a dividend reinvestment and share purchase plan for our shareholders. Participation in the Plan is optional. Under the terms of the Plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.
          We may issue common shares from treasury at an average of the closing price of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. During the year ended October 31, 2010, we issued a total of 9,749,878 common shares (9,402,542 in 2009) under the Plan.
Potential Share Issuances
As at October 31, 2010, we had reserved 24,076,259 common shares for potential issuance in respect of the Plan and 252,017 common shares in respect of the exchange of certain shares of BMSCL. We also have reserved 15,232,139 common shares for the potential exercise of stock options, as further described in Note 22.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

146  BMO Financial Group 193rd Annual Report 2010

Note 21: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.
          Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain the most cost-effective capital structure possible.
          Regulatory capital requirements and risk-weighted assets for the consolidated entity are determined on a Basel II basis.
          Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and other deductions required under Basel II. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investment in insurance subsidiaries and other substantial investments along with other Basel II deductions. Details of components of our capital position are presented in Notes 16, 17, 18 and 20.
          Our Tier 1 Capital Ratio, Tangible Common Equity Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures.
•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Tangible Common Equity Ratio is defined as common shareholders’ equity less goodwill and intangibles, divided by risk-weighted assets.
•	The Total Capital Ratio is defined as total capital divided by risk-weighted assets.
•	The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	2010	2009

Tier 1 Capital	21,678	20,462
Tier 2 Capital	3,959	4,397
Total Capital	25,637	24,859
Total Risk-Weighted Assets	161,165	167,201
Tier 1 Capital Ratio	13.45%	12.24%
Tangible Common Equity Ratio	10.47%	9.21%
Total Capital Ratio	15.91%	14.87%
Assets-to-Capital Multiple	14.46	14.09

Both our Tier 1 and Total Capital Ratios remain above OSFI’s stated minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution. Our Assets-to-Capital Multiple remains below the maximum permitted by OSFI.

Note 22: Employee Compensation – Stock-Based Compensation
Stock Option Plan
We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day prior to the grant date. Options vest 25% per year over a four-year period starting from their grant date. A portion of the options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.
          We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. Stock options granted to employees eligible to retire are expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2010		2009		2008

		Weighted-		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	average
	stock options	exercise price	stock options	exercise price	stock options	exercise price

Outstanding at beginning of year	18,578,613	45.23	20,055,702	43.68	20,656,713	41.55
Granted	1,737,204	53.45	2,220,027	34.12	1,442,833	59.14
Exercised	5,002,174	37.21	2,917,490	28.95	1,778,586	31.65
Forfeited/cancelled	23,957	56.46	290,849	39.21	2,700	50.23
Expired	57,547	56.00	488,777	31.99	262,558	42.63

Outstanding at end of year	15,232,139	48.74	18,578,613	45.23	20,055,702	43.68
Exercisable at end of year	7,533,698	45.14	11,575,233	41.47	14,332,077	37.69
Available for grant	9,850,335		11,506,035		2,985,056
Outstanding stock options as a percentage of outstanding shares	2.69%		3.37%		3.96%

Employee compensation expense related to this plan for the years ended October 31, 2010, 2009 and 2008 was $17 million, $8 million and $12 million before tax, respectively ($16 million, $7 million and $11 million after tax, respectively).
          The intrinsic value of a stock option is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2010, 2009 and 2008 was $189 million, $158 million and $104 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2010, 2009 and 2008 was $119 million, $120 million and $101 million, respectively.

BMO Financial Group 193rd Annual Report 2010  147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Options outstanding and options exercisable as at October 31, 2010 and 2009 by range of exercise price were as follows:

(Canadian $, except as noted)						2010						2009

	Options outstanding			Options exercisable			Options outstanding			Options exercisable

		Weighted-			Weighted-			Weighted-			Weighted-
		average	Weighted-		average	Weighted-		average	Weighted-		average	Weighted-
	Number	remaining	average	Number	remaining	average	Number	remaining	average	Number	remaining	average
	of stock	contractual	exercise	of stock	contractual	exercise	of stock	contractual	exercise	of stock	contractual	exercise
Range of exercise prices	options	life (years)	price	options	life (years)	price	options	life (years)	price	options	life (years)	price

$20.01 to $30.00	–	–	–	–	–	–	347,862	0.1	25.60	347,862	0.1	25.60
$30.01 to $40.00	5,389,919	3.5	35.46	3,530,925	2.0	35.71	9,555,366	3.2	36.28	7,188,519	1.7	36.77
$40.01 to $50.00	1,590,797	2.4	41.22	1,371,877	2.3	41.08	1,974,686	3.4	41.16	1,730,075	3.2	40.97
$50.01 to $60.00	4,447,969	5.8	54.53	1,258,120	3.6	55.24	2,867,545	4.6	55.21	1,380,358	4.6	55.22
$60.01 and over	3,803,454	6.1	63.95	1,372,776	5.9	64.23	3,833,154	7.1	63.95	928,419	6.8	64.39

The following table summarizes nonvested stock option activity for the years ended October 31, 2010 and 2009:

(Canadian $, except as noted)		2010		2009

		Weighted-		Weighted-
		average		average
	Number of	grant date	Number of	grant date
	stock options	fair value	stock options	fair value

Nonvested at beginning of year	7,003,380	7.38	5,723,625	8.36
Granted	1,737,204	9.97	2,220,027	5.57
Vested	1,023,394	7.61	934,062	9.05
Forfeited/cancelled	18,749	11.65	6,210	8.35

Nonvested at end of year	7,698,441	7.93	7,003,380	7.38

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2010	2009	2008

Unrecognized compensation cost for nonvested stock option awards	11	11	8
Weighted-average period over which it will be recognized (in years)	2.6	2.5	2.7
Total intrinsic value of stock options exercised	107	52	30
Cash proceeds from stock options exercised	186	84	56
Actual tax benefits realized on stock options exercised	1	2	3
Weighted-average share price for stock options exercised	58.6	46.7	49.4

The fair value of options granted was estimated using an option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2010, 2009 and 2008 was $9.97, $5.57 and $8.24, respectively. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

	2010	2009	2008

Expected dividend yield	6.6%	5.9%	4.1%
Expected share price volatility	27.5%	23.8%	19.5%
Risk-free rate of return	2.9%	2.6%	4.0%
Expected period until exercise (in years)	6.5	6.5	7.3

Changes to the input assumptions can result in different fair value estimates.
Expected dividend yield is determined using the historic yield for the prior year. Expected volatility is based on an equal weighting of the implied volatility from traded options on our common shares and the historical volatility of our share price. The risk-free rate is based on the yields of Canadian strip bonds with a maturity similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2010, 2009 and 2008 was $53.45, $34.12 and $59.14, respectively.
Other Stock-Based Compensation Plans
Share Purchase Plan
We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.
          We account for our contribution as employee compensation expense when it is contributed to the plan.
          Employee compensation expense related to this plan for the years ended October 31, 2010, 2009 and 2008 was $41 million, $42 million and $41 million, respectively. There were 17,244,042, 17,360,921 and 14,958,315 common shares held in this plan for the years ended October 31, 2010, 2009 and 2008, respectively.
Mid-Term Incentive Plans
We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the payment is adjusted to reflect reinvested dividends and changes in the market value of our common shares. For units granted prior to 2009, for certain executive and some senior employee grants, a portion of the incentive payment also varies based on performance targets driven by annualized total shareholder return compared with that of our Canadian competitors.
          Mid-term incentive plan units granted during the years ended October 31, 2010, 2009 and 2008 totalled 5,651,067, 5,950,028 and 4,548,827, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $268 million, $187 million and $267 million in the years ended October 31, 2010, 2009 and 2008, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $127 million and $106 million as at October 31, 2010 and 2009, respectively. The deferred amount as at October 31, 2010 is expected to be recognized over a weighted-average period of 1.8 years (1.7 years in 2009). Employee compensation expense related to these plans for the years ended October 31, 2010, 2009 and 2008 was $234 million, $202 million and $239 million before tax, respectively ($164 million, $137 million and $160 million after tax, respectively).

148  BMO Financial Group 193rd Annual Report 2010

           For the remaining obligations related to plans for which we have not entered into agreements with third parties, the amount of compensation expense is amortized over the period prior to payment to employees and adjusted to reflect reinvested dividends and the current market value of our common shares. Mid-term incentive plan units granted under these plans during the years ended October 31, 2010, 2009 and 2008 totalled 512,649, 572,348 and 255,286, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2010, 2009 and 2008 was $27 million, $22 million and $16 million, respectively. Payments made under these plans for the years ended October 31, 2010, 2009 and 2008 were $18 million, $13 million and $11 million, respectively. The liability related to these plans as at October 31, 2010 and 2009 was $52 million and $32 million, respectively.
           Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2010, 2009 and 2008 was $32 million, $24 million and $4 million before tax, respectively ($22 million, $16 million and $3 million after tax, respectively). We commenced economically hedging the impact of the change in the market value of our common shares in fiscal 2008 by entering into total return swaps with an external counterparty. Hedging gains of $7 million were recognized for the year ended October 31, 2010 (hedging gains of $11 million in 2009 and hedging losses of $4 million in 2008), resulting in net employee compensation expense of $25 million before tax ($17 million after tax) ($13 million before tax ($9 million after tax) in 2009 and $8 million before tax ($6 million after tax) in 2008).
           A total of 14,343,868, 12,491,078 and 9,900,297 mid-term incentive plan units were outstanding for the years ended October 31, 2010, 2009 and 2008, respectively.
Deferred Incentive Plans
We offer deferred incentive plans for members of our Board of Directors, executives, and key employees in BMO Capital Markets and Private Client Group. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares.
These stock units are fully vested on the grant date. The value of these stock units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.
           Deferred incentive payments are paid upon retirement or resignation. The deferred incentive payments can be made in cash or shares.
           Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
           Deferred incentive plan units granted during the years ended October 31, 2010, 2009 and 2008 totalled 283,791, 456,943 and 379,034, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2010, 2009 and 2008 was $16 million, $19 million and $20 million, respectively.
           Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $233 million and $172 million as at October 31, 2010 and 2009, respectively. Payments made under these plans for the years ended October 31, 2010, 2009 and 2008 were $3 million, $12 million and $5 million, respectively.
           Employee compensation expense (recovery) related to these plans for the years ended October 31, 2010, 2009 and 2008 was $52 million, $38 million and $(46) million before tax, respectively ($36 million, $26 million and $(31) million after tax, respectively). We have entered into derivative instruments to hedge our exposure to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Hedging gains (losses) for the years ended October 31, 2010, 2009 and 2008 of $48 million, $36 million and $(52) million before tax, respectively, were also recognized, resulting in net employee compensation expense of $4 million, $2 million and $6 million before tax, respectively ($3 million, $1 million and $4 million after tax, respectively).
           A total of 3,544,651, 3,139,730 and 3,101,995 deferred incentive plan units were outstanding for the years ended October 31, 2010, 2009 and 2008, respectively.

Note 23: Employee Compensation – Pension and
Other Employee Future Benefits
Pension and Other Employee Future Benefit Plans
We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.
           Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the statutory pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Voluntary contributions can be made by employees but are not required.
           We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary.
           We recognize the cost of our pension plans in employee compensation expense as the employees work for us.
           We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.
Pension and Other Employee Future Benefit Liabilities
We have the following types of benefit liabilities: defined benefit and defined contribution pension liabilities and other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.
           Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year for our Canadian plans (September 30 for our U.S. plans), using the projected benefit method prorated on service, based on management’s assumptions about discount rates, rate of compensation increase, retirement age, mortality and health care cost trend rates.
           The discount rates for the main Canadian and U.S. pension and other employee future benefit plans were selected using high-quality corporate bonds with terms matching the plans’ specific cash flows.
           Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:
           Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

BMO Financial Group 193rd Annual Report 2010  149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.
           Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the previous year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.
           At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the expected remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.
           Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. These amounts are recognized in expense over the remaining service period of active employees for pension plans and over the expected average remaining period to full benefit eligibility for other employee future benefit plans.
           Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.
           Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.
Funding of Pension and Other Employee
Future Benefit Plans
Our statutory pension plans in Canada, the United States and the United Kingdom are funded by us and the assets in these plans are used to pay benefits to retirees.
           Our supplementary pension plans in Canada are partially funded, while in the United States the plan is unfunded. Our other employee future benefit plans in the United States and Canada are either partially funded or unfunded. Pension and benefit payments related to these plans are either paid through the respective plan or paid directly by us.
           We measure the fair value of plan assets as at October 31 for our Canadian plans (September 30 for our U.S. plans). In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2010. The next funding valuation will be performed as at October 31, 2011. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2010.

Summarized information for the past five years is as follows:

(Canadian $ in millions)	Pension benefit plans					Other employee future benefit plans

	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Defined benefit liability	4,839	4,125	3,634	4,082	4,248	975	898	705	908	952
Fair value of plan assets	5,185	4,122	3,476	4,533	4,339	67	63	71	68	68

Surplus (deficit)	346	(3)	(158)	451	91	(908)	(835)	(634)	(840)	(884)

(Gain) loss in the benefit liability arising from changes in assumptions	586	436	(832)	(269)	121	38	166	(264)	(60)	58
(Excess) shortfall of actual returns over expected returns on plan assets	(279)	(254)	1,422	(157)	(231)	(3)	6	20	(6)	(1)

Asset Allocations
The investment policy for plan assets is to have a diversified mix of quality investments that are expected to provide a superior real rate of return over the long term, while limiting performance volatility.
Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of each year and the target allocations for October 31 are as follows:

	Pension benefit plans (1)				Other employee future benefit plans

	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
	2010	2010	2009	2008	2010	2010	2009	2008

Equities	53%	55%	49%	45%	50%	50%	52%	65%
Fixed income investments	35%	35%	39%	44%	50%	49%	33%	35%
Other	12%	10%	12%	11%	–	1%	15%	–

(1)	Excludes the Canadian supplementary plan, whose assets are fully invested in fixed income investments.

150   BMO Financial Group 193rd Annual Report 2010

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2010	2009	2008	2010	2009	2008

Annual Benefits Expense
Benefits earned by employees	128	115	141	19	13	19
Interest cost on accrued benefit liability	254	259	236	57	50	51
Actuarial loss recognized in expense	75	76	10	4	–	12
Amortization of plan amendment costs	14	16	14	(8)	(8)	(8)
Settlement gain	(3)	–	–	–	–	–
Expected return on plan assets	(292)	(245)	(298)	(5)	(5)	(6)

Annual benefits expense	176	221	103	67	50	68
Canada and Quebec pension plan expense	59	58	56	–	–	–
Defined contribution expense	7	8	9	–	–	–

Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	242	287	168	67	50	68

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2010	2009	2008	2010		2009		2008

The impact on annual benefits expense if we had recognized all costs and benefits as they arose
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	242	287	168	67		50		68
(Excess) shortfall of actual returns over expected returns on plan assets	(279)	(254)	1,422	(3)		6		20
(Excess) shortfall of actuarial (gains) losses amortized over actuarial (gains) losses arising	511	360	(842)	34		166		(276)
(Excess) shortfall of plan amendment costs amortized over plan amendment costs arising	–	(14)	(14)	8		8		8

Total pro forma annual pension and other employee future benefit expenses if we had recognized all costs and benefits during the year	474	379	734	106		230		(180)

Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)	11	11	11	13		14		12
Expected average remaining period to full benefit eligibility (in years)	na	na	na	10		11		10
Discount rate at beginning of year	6.2%	7.3%	5.6%	6.4%		7.3%		5.5%
Expected long-term rate of return on plan assets	6.5%	6.6%	6.6%	8.0%		8.0%		8.0%
Rate of compensation increase	3.0%	3.7%	3.9%	3.0%		3.7%		3.9%
Assumed overall health care cost trend rate	na	na	na	7.3%	(1)	7.4%	(2)	7.1% (3)

(1)	Trending to 4.4% in 2029 and remaining at that level thereafter.

(2)	Trending to 4.4% in 2018 and remaining at that level thereafter.

(3)	Trending to 4.5% in 2013 and remaining at that level thereafter.
na – not applicable

BMO Financial Group 193rd Annual Report 2010   151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2010	2009	2008	2010	2009	2008

Benefit liability
Benefit liability at beginning of year	4,125	3,634	4,082	898	705	908
Opening adjustment for the inclusion of the United Kingdom plan	–	–	101	–	–	–
Benefits earned by employees	128	115	141	19	13	19
Interest cost on benefit liability	254	259	236	57	50	51
Benefits paid to pensioners and employees	(236)	(258)	(228)	(29)	(26)	(26)
Voluntary employee contributions	8	8	7	–	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	586	436	(832)	38	166	(264)
Plan settlement	4	3	(6)	–	–	–
Plan amendments (b)	14	2	–	–	–	–
Other, primarily foreign exchange	(44)	(74)	133	(8)	(10)	17

Benefit liability at end of year	4,839	4,125	3,634	975	898	705

Wholly or partially funded benefit liability	4,815	4,107	3,600	67	63	71
Unfunded benefit liability	24	18	34	908	835	634

Total benefit liability	4,839	4,125	3,634	975	898	705

Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	5.2%	6.2%	7.3%	5.4%	6.4%	7.3%
Rate of compensation increase	3.0%	3.0%	3.7%	3.0%	3.7%	3.7%
Assumed overall health care cost trend rate	na	na	na	5.6% (1)	7.3% (2)	7.4% (3)

Fair value of plan assets
Fair value of plan assets at beginning of year	4,122	3,476	4,533	63	71	68
Opening adjustment for the inclusion of the United Kingdom plan	–	–	80	–	–	–
Actual return on plan assets	571	499	(1,124)	8	(1)	(14)
Employer contributions	766	464	105	29	26	26
Voluntary employee contributions	8	8	7	–	–	–
Benefits paid to pensioners and employees	(231)	(250)	(228)	(29)	(26)	(26)
Settlement payments	(4)	(7)	(6)	–	–	–
Other, primarily foreign exchange	(47)	(68)	109	(4)	(7)	17

Fair value of plan assets at end of year	5,185	4,122	3,476	67	63	71

Plan funded status	346	(3)	(158)	(908)	(835)	(634)
Unrecognized actuarial (gain) loss (a)	1,445	1,210	1,129	162	130	(41)
Unrecognized cost (benefit) of plan amendments (b)	86	87	103	(25)	(30)	(38)

Net benefit asset (liability) at end of year	1,877	1,294	1,074	(771)	(735)	(713)

Recorded in:
Other assets	1,900	1,330	1,121	–	–	–
Other liabilities	(23)	(36)	(47)	(771)	(735)	(713)

Net benefit asset (liability) at end of year	1,877	1,294	1,074	(771)	(735)	(713)

The plans paid $3 million for the year ended October 31, 2010 ($2 million in 2009; $3 million in 2008) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers for these services. The plans did not hold any of our shares directly as at October 31, 2010, 2009 and 2008.
(1) Trending to 4.4% in 2030 and remaining at that level thereafter.
(2) Trending to 4.4% in 2029 and remaining at that level thereafter.
(3) Trending to 4.4% in 2018 and remaining at that level thereafter.
na – not applicable

The benefit liability and the fair value of plan assets in respect of plans that are not fully funded are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2010	2009	2008	2010	2009	2008

Accrued benefit liability	133	126	3,407	975	898	705
Fair value of plan assets	106	90	3,234	67	63	71

Net benefit liability	27	36	173	908	835	634

152   BMO Financial Group 193rd Annual Report 2010

(a) A continuity of our actuarial (gains) losses is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2010	2009	2008	2010	2009	2008

Unrecognized actuarial (gain) loss at beginning of year	1,210	1,129	537	130	(41)	211
(Gain) loss on the benefit liability arising from changes in assumptions	586	436	(832)	38	166	(264)
Shortfall (excess) of actual returns over expected returns on plan assets	(279)	(254)	1,422	(3)	6	20
Recognition in expense of a portion of the unrecognized actuarial loss	(75)	(76)	(10)	(4)	–	(12)
Impact of foreign exchange and other	3	(25)	12	1	(1)	4

Unrecognized actuarial (gain) loss at end of year	1,445	1,210	1,129	162	130	(41)

(b) A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2010	2009	2008	2010	2009	2008

Unrecognized cost (benefit) of plan amendments at beginning of year	87	103	95	(30)	(38)	(46)
Opening adjustment for the inclusion of the United Kingdom plan	–	–	21	–	–	–
Cost of plan amendments initiated during the year	14	2	–	–	–	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	(14)	(16)	(14)	8	8	8
Impact of foreign exchange and other	(1)	(2)	1	(3)	–	–

Unrecognized cost (benefit) of plan amendments at end of year	86	87	103	(25)	(30)	(38)

Sensitivity of Assumptions
Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjoining table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

			Other employee
	Pension		future benefits

	Benefit	Benefit	Benefit	Benefit
(Canadian $ in millions, except as noted)	liability	expense	liability	expense

Discount rate (%)	5.2	6.2	5.4	6.4
Impact of: 1% increase ($)	(578)	(17)	(130)	(4)
1% decrease ($)	719	17	166	4

Rate of compensation increase (%)	3.0	3.0	3.0	3.0
Impact of: 0.25% increase ($)	34	4	1	–
0.25% decrease ($)	(34)	(4)	(1)	–

Expected rate of return on assets (%)	na	6.5	na	8.0
Impact of: 1% increase ($)	na	(45)	na	(1)
1% decrease ($)	na	44	na	1

Assumed overall health care cost trend rate (%)	na	na	5.6 (1)	7.3 (2)
Impact of: 1% increase ($)	na	na	142	13
1% decrease ($)	na	na	(114)	(10)

(1)	Trending to 4.4% in 2030 and remaining at that level thereafter.

(2)	Trending to 4.4% in 2029 and remaining at that level thereafter.

na – not applicable

Cash Flows
Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2010	2009	2008	2010	2009	2008

Contributions to defined benefit plans	744	433	90	–	–	–
Contributions to defined contribution plans	7	8	9	–	–	–
Benefits paid directly to pensioners	22	31	15	29	26	26

Total	773	472	114	29	26	26

Our best estimate of the amounts we expect to contribute for the year ending October 31, 2011 is approximately $165 million to our pension benefit plans and $40 million to our other employee future benefit plans.
Estimated Future Benefit Payments
Estimated future benefit payments in the next five years and thereafter are as follows:

	Pension	Other employee
(Canadian $ in millions)	benefit plans	future benefit plans

2011	251	38
2012	262	40
2013	271	43
2014	283	47
2015	293	49
2016–2020	1,617	293

BMO Financial Group 193rd Annual Report 2010   153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fair Value Hierarchy
We determine the fair value of our pension benefit and other employee future benefit plan assets using the methods described in Note 29. We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value, consistent with the fair value hierarchy table for the financial instruments held by the bank, provided in Note 29. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, derivative assets and derivative liabilities was as follows:

Pension Benefit Plans	Valued using	Valued using		Valued using
	quoted	models (with		models (without
As at October 31, 2010 (Canadian $ in millions)	market prices	observable inputs	)	observable inputs	)

Cash and Cash Equivalents	218	–		–

Securities issued or guaranteed by:
Canadian federal government	562	–		–
Canadian provincial and municipal governments	919	35		2
U.S. federal government	10	–		–
U.S. states, municipalities and agencies	11	24		–
Other governments	66	3		–
Mortgage-backed securities and collateralized mortgage obligations	–	27		24
Corporate debt	388	318		36
Corporate equity	1,626	672		226

Total securities	3,582	1,079		288

Derivative Assets
Interest rate contracts	40	–		–
Foreign exchange contracts	–	448		–
Equity contracts	333	–		1

Total derivative assets	373	448		1

Derivative Liabilities
Interest rate contracts	39	–		–
Foreign exchange contracts	–	442		–
Equity contracts	323	–		–

Total derivative liabilities	362	442		–

Total	3,811	1,085		289

Other Employee Future Benefit Plans	Valued using	Valued using		Valued using
	quoted	models (with		models (without
As at October 31, 2010 (Canadian $ in millions)	market prices	observable inputs	)	observable inputs	)

Cash and Cash Equivalents	1	–		–

Securities issued or guaranteed by:
U.S. federal government	1	–		–
U.S. states, municipalities and agencies	–	2		–
Corporate debt	8	19		–
Corporate equity	36	–		–

Total securities	45	21		–

Total	46	21		–

The table below presents a reconciliation of all changes in plan assets categorized as Level 3 financial instruments for the year ended October 31, 2010:

Pension Benefit Plans													Unrealized
													gains (losses	)
													on assets
												Fair value	and liabilities
	Balance at	Realized		Unrealized						Transfers	Transfers	as at	still held at
For the year ended October 31, 2010	October 31,	gains		gains						into	out of	October 31,	October 31,
(Canadian $ in millions)	2009	(losses	)	(losses	)	Purchases	Sales	Maturities	(1)	Level 3	Level 3	2010	2010

Securities issued or guaranteed by:
Canadian provincial and municipal governments	10	–		2		–	–	–		2	(12)	2	–
U.S. states, municipalities and agencies	1	–		–		–	–	–		–	(1)	–	–
Mortgage-backed securities and collateralized mortgage obligations	20	–		–		9	(2)	–		–	(3)	24	–
Corporate debt	20	–		3		28	(2)	–		–	(13)	36	2
Corporate equity	223	–		2		2	–	–		–	(1)	226	2

Total securities	274	–		7		39	(4)	–		2	(30)	288	4

Derivative Assets
Equity contracts	1	–		–		2	(2)	–		–	–	1	–

Total derivative assets	1	–		–		2	(2)	–		–	–	1	–

(1) Includes cash settlement of derivative assets and derivative liabilities.

154  BMO Financial Group 193rd Annual Report 2010

Note 24: Income Taxes
We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.
           In addition, we record an income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in shareholders’ equity as part of accumulated other comprehensive income (loss) on translation of net foreign operations.
           The future income tax balances included in other assets of $559 million and in other liabilities of $332 million as at October 31, 2010 ($513 million and $330 million, respectively, in 2009) are the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate change is substantively enacted.

Components of Future Income Tax Balances
(Canadian $ in millions)	2010	2009

Future Income Tax Assets
Allowance for credit losses	536	547
Employee future benefits	212	222
Deferred compensation benefits	213	197
Other comprehensive income	17	17
Tax loss carryforwards	202	84
Other	203	135

	1,383	1,202
Valuation allowance	(125)	(100)

Total future income tax assets	1,258	1,102

Future Income Tax Liabilities
Premises and equipment	(186)	(196)
Pension benefits	(563)	(416)
Intangible assets	(95)	(100)
Securities	(193)	(184)
Other	6	(23)

Total future income tax liabilities	(1,031)	(919)

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Included in future income tax assets is $80 million related to Canadian tax loss carryforwards that will expire in 2030, $24 million (net of valuation allowance) related to U.S. operations that will expire in 2031 and $1 million related to Chinese operations that will expire in 2016. The valuation allowance as at October 31, 2010 and 2009 is primarily attributable to future income tax assets generated in certain U.S. states for which management believes it is more likely than not that realization of these assets will not occur.
           Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related future income tax liability. The Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2010, 2009 and 2008 are estimated to be $236 million, $266 million and $329 million, respectively.

Provision for (Recovery of) Income Taxes
(Canadian $ in millions)	2010	2009	2008

Consolidated Statement of Income
Provision for (recovery of) income taxes
– Current	786	120	46
– Future	(99)	97	(117)

	687	217	(71)
Shareholders’ Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(4)	279	(53)
Gains (losses) on cash flow hedges	21	(108)	204
Impact of hedging unrealized gains (losses) on translation of net foreign operations	206	382	(881)
Other	2	(13)	(7)

Total	912	757	(808)

Components of Total Provision for (Recovery of) Income Taxes
(Canadian $ in millions)	2010	2009	2008

Canada: Current income taxes
Federal	639	544	(525)
Provincial	341	290	(217)

	980	834	(742)

Canada: Future income taxes
Federal	(20)	120	(16)
Provincial	(12)	69	(27)

	(32)	189	(43)

Total Canadian	948	1,023	(785)

Foreign: Current income taxes	34	(179)	81
Future income taxes	(70)	(87)	(104)

Total foreign	(36)	(266)	(23)

Total	912	757	(808)

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for (recovery of) income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2010		2009		2008

Combined Canadian federal and provincial income taxes at the statutory tax rate	1,086	30.4%	657	31.6%	648	32.7%
Increase (decrease) resulting from:
Tax-exempt income	(240)	(6.7)	(161)	(7.7)	(197)	(9.9)
Foreign operations subject to different tax rates	(83)	(2.3)	(212)	(10.2)	(317)	(16.0)
Change in tax rate for future income taxes	6	0.2	5	0.2	5	0.2
Intangible assets not deductible for tax purposes	3	–	8	0.3	9	0.4
Other (1)	(85)	(2.4)	(80)	(3.7)	(219)	(11.0)

Provision for (recovery of) income taxes and effective tax rate	687	19.2%	217	10.5%	(71)	(3.6)%

(1)	Includes recovery of prior years’ income taxes in the amount of $54 million in 2010, $75 million in 2009 and $160 million in 2008.

BMO Financial Group 193rd Annual Report 2010  155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The difference between the tax benefit recognized in the financial statements and the tax benefit claimed on a tax return position is referred to as an unrecognized tax benefit (“UTB”). A reconciliation of the change in the UTB balance (excluding any related accrual for interest) is as follows:

Reconciliation of the Change in Unrecognized Tax Benefits
(Canadian $ in millions)	2010	2009

Unrecognized tax benefits, beginning of year	376	417
Increases related to positions taken during prior years	–	25
Increases related to positions taken during the current year	40	40
Decreases related to positions taken during prior years	(38)	(81)
Decreases due to lapse of statute of limitations	(16)	(23)
Settlements and reassessments	(62)	(2)

Unrecognized tax benefits, end of year	300	376

As at October 31, 2010 and 2009, the balance of our UTBs recorded in Other liabilities in our Consolidated Balance Sheet, excluding any related accrual for interest, was $300 million and $376 million, respectively, all of which affects our tax rate. It is difficult to predict changes in UTBs over the next 12 months.
          We accrue applicable income tax-related penalties within income tax expense on our UTBs. We accrue applicable income tax-related interest as interest expense. As at October 31, 2010 and 2009, our accrual for interest and penalties related to income taxes, net of payments on deposit to taxing authorities, was $20 million and $17 million, respectively. There was a net increase of $3 million in the accrual for interest and penalties during the year ended October 31, 2010.
          We and our subsidiaries are subject to Canadian federal and provincial income tax, U.S. federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which we and our subsidiaries operate and the earliest tax year not yet closed by tax authorities:

Jurisdiction	Tax year

Canada	2003
United States	2004

Note 25: Earnings Per Share
Basic Earnings per Share
Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic Earnings per Share
(Canadian $ in millions, except as noted)	2010	2009	2008
Net income	2,810	1,787	1,978
Dividends on preferred shares	(136)	(120)	(73)

Net income available to common shareholders	2,674	1,667	1,905

Average number of common shares outstanding (in thousands)	559,822	540,294	502,062

Basic earnings per share (Canadian $)	4.78	3.09	3.79

Diluted Earnings per Share
Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding all year or from the date of issue for instruments issued during the year.
Convertible Shares
In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. These dividends were less than $1 million for the years ended October 31, 2010, 2009 and 2008. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.
          Our Series 10 Class B Preferred shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle the conversion in cash instead of common shares.
Employee Stock Options
In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted Earnings per Share
(Canadian $ in millions, except as noted)	2010	2009	2008

Net income available to common shareholders adjusted for dilution effect	2,675	1,668	1,905

Average number of common shares outstanding (in thousands)	559,822	540,294	502,062

Convertible shares	252	253	263
Stock options potentially exercisable (1)	10,732	7,700	14,150
Common shares potentially repurchased	(7,681)	(5,934)	(9,778)

Average diluted number of common shares outstanding (in thousands)	563,125	542,313	506,697

Diluted earnings per share (Canadian $)	4.75	3.08	3.76

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 2,317,074, 8,244,478 and 2,818,599 with weighted-average exercise prices of $61.52, $46.92 and $60.68 for the years ended October 31, 2010, 2009 and 2008, respectively.

156  BMO Financial Group 193rd Annual Report 2010

Note 26: Operating and Geographic Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital markets products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines. Effective in the year ended October 31, 2009, the results of our term deposits business are included in P&C Canada rather than Private Client Group, where the business is now better aligned with P&C Canada’s retail product strategy. Prior periods have been restated to reflect this reclassification.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines. Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred their balances to P&C U.S. from BMO Capital Markets. Prior periods have been restated to reflect this reclassification.
Private Client Group
Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. PCG operates in both Canada and the United States, as well as in China and the United Kingdom. Effective in the year ended October 31, 2009, all of our insurance operations are included within PCG, bringing our insurance capabilities and skill sets together as part of our wealth management offering. Prior periods have been restated to reflect this reclassification.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading. Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.
          T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
          Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
          Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
          We now account for certain BMO CM transactions on a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO CM manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues. The change results in increases in net interest income and income taxes in BMO CM with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups. Prior periods have been restated to reflect this reclassification.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Securitization Accounting
During the year ended October 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada, with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to this new presentation.

BMO Financial Group 193rd Annual Report 2010  157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment and geographic region, are as follows:

	P&C	P&C			Corporate			United	Other
(Canadian $ in millions)	Canada	U.S.	PCG	BMO CM	Services (1)	Total	Canada	States	countries

2010 (2)
Net interest income	4,164	1,092	365	1,394	(780)	6,235	4,766	1,351	118
Non-interest revenue	1,666	332	1,880	1,885	212	5,975	4,408	1,288	279

Total Revenue	5,830	1,424	2,245	3,279	(568)	12,210	9,174	2,639	397
Provision for credit losses	502	124	7	264	152	1,049	485	573	(9)
Amortization	130	65	36	42	197	470	351	114	5
Non-interest expense	2,848	967	1,575	1,780	(50)	7,120	5,088	1,861	171

Income before taxes and non-controlling interest in subsidiaries	2,350	268	627	1,193	(867)	3,571	3,250	91	230
Income taxes	706	93	157	373	(642)	687	659	13	15
Non-controlling interest in subsidiaries	–	–	–	–	74	74	55	19	–

Net Income	1,644	175	470	820	(299)	2,810	2,536	59	215

Average Assets	145,468	32,477	14,214	200,866	5,449	398,474	256,611	114,334	27,529

Goodwill (As at)	121	1,020	363	113	2	1,619	447	1,150	22

2009 (2)
Net interest income	3,811	1,220	353	1,528	(1,342)	5,570	3,683	1,582	305
Non-interest revenue	1,476	348	1,659	1,561	450	5,494	4,031	1,238	225

Total Revenue	5,287	1,568	2,012	3,089	(892)	11,064	7,714	2,820	530
Provision for credit losses	387	92	5	146	973	1,603	517	1,065	21
Amortization	133	79	31	44	185	472	335	132	5
Non-interest expense	2,704	963	1,538	1,700	4	6,909	4,895	1,857	157

Income before taxes and non-controlling interest in subsidiaries	2,063	434	438	1,199	(2,054)	2,080	1,967	(234)	347
Income taxes	648	148	79	326	(984)	217	351	(145)	11
Non-controlling interest in subsidiaries	–	–	–	–	76	76	55	21	–

Net Income	1,415	286	359	873	(1,146)	1,787	1,561	(110)	336

Average Assets	139,945	41,674	11,594	248,194	(2,859)	438,548	266,649	142,478	29,421

Goodwill (As at)	119	984	358	106	2	1,569	436	1,109	24

2008 (2)
Net interest income	3,428	997	376	1,048	(777)	5,072	3,659	1,110	303
Non-interest revenue	1,366	345	1,770	1,130	522	5,133	3,952	1,182	(1)

Total Revenue	4,794	1,342	2,146	2,178	(255)	10,205	7,611	2,292	302
Provision for credit losses	341	63	4	97	825	1,330	340	942	48
Amortization	133	74	23	42	163	435	312	119	4
Non-interest expense	2,600	841	1,546	1,594	(122)	6,459	4,699	1,591	169

Income before taxes and non-controlling interest in subsidiaries	1,720	364	573	445	(1,121)	1,981	2,260	(360)	81
Income taxes	567	122	147	(123)	(784)	(71)	197	(195)	(73)
Non-controlling interest in subsidiaries	–	–	–	–	74	74	55	19	–

Net Income	1,153	242	426	568	(411)	1,978	2,008	(184)	154

Average Assets	134,402	36,507	8,658	224,289	(6,247)	397,609	236,495	129,260	31,854

Goodwill (As at)	105	1,070	349	109	2	1,635	424	1,192	19

(1)	Corporate Services includes Technology and Operations.

(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior years have been restated to give effect to the current year’s organizational structure and presentation changes.

158  BMO Financial Group 193rd Annual Report 2010

Note 27: Related Party Transactions
Related parties include directors, executives and their affiliates, along with joint ventures and equity-accounted investees.
Directors, Executives and Their Affiliates
Loans are available to executives at preferred rates related to transfers we initiate. The transferee loan amounts outstanding under preferred rate mortgage loan agreements were $47 million and $53 million at October 31, 2010 and 2009, respectively. The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income.
          We provide certain banking services to our directors on the same terms that we offer to our customers for these services. Loans to directors totalled $26 million and $5 million at October 31, 2010 and 2009, respectively.
Board of Directors Compensation
Stock Option Plan
During the year ended October 31, 2002, we introduced a stock option plan for non-officer directors, the terms of which are the same as the plan for designated officers and employees described in Note 22. Options to purchase a total of 147,000 common shares were granted under the Non-Officer Director Stock Option Plan. The granting of options under this plan was discontinued effective November 1, 2003.
          Stock option expense for this plan is calculated in the same manner as employee stock option expense. The expense related to this plan was fully amortized prior to November 1, 2007.
Deferred Share Units
Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than six times their annual retainers as directors. After this threshold is reached, directors are required to take at least 50% of their annual retainers in this form.
          Members of the Harris Financial Corp. Board of Directors are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred share units.
          Deferred share units allocated under these deferred share unit plans are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units is paid upon termination of service as a director.
          Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $28 million and $22 million as at October 31, 2010 and 2009, respectively. Expenses for these plans are included in other expenses in our Consolidated Statement of Income and totalled $4 million, $4 million and $4 million for the years ended October 31, 2010, 2009 and 2008, respectively.
Joint Ventures and Equity-Accounted Investees
We provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers for these services.
          Our common share investment in a joint venture of which we own 50% totalled $366 million as at October 31, 2010 ($335 million in 2009), which was eliminated upon proportionate consolidation.
          Our investments in entities over which we exert significant influence totalled $196 million as at October 31, 2010 ($613 million in 2009).
Employees
A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 28: Contingent Liabilities
(a) Legal Proceedings
In the bankruptcy of Adelphia Communications Corporation (“Adelphia”), the Official Committees of Unsecured Creditors and Equity Security Holders or their successor, the Adelphia Recovery Trust (“ART”), filed a Complaint against Bank of Montreal, BMO Capital Markets Corp. (previously Harris Nesbitt Corp.), BMO Capital Markets Financing Inc. (the “BMO Defendants”), and other financial institutions. The Complaint alleged various federal statutory and common law claims and sought damages of approximately $5 billion. The action brought by the ART was settled during the year ended October 31, 2010 as against many financial institutions, including the BMO Defendants. A separate action brought by a group of plaintiffs that opted out of the settlement of a class action brought by investors in Adelphia securities remains pending against BMO Capital Markets Corp. and Bank of Montreal. Management believes that there are strong defences to this claim and will vigorously defend the action.
          BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada and the United States brought on behalf of shareholders of Bre-X Minerals Ltd. Many of the actions have been resolved as to BMO Nesbitt Burns Inc., including two during the year ended October 31, 2010. Management believes that there are strong defences to the remaining claims and will vigorously defend them.
          Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities. On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in the commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.
          Bank of Montreal and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of their businesses. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of Bank of Montreal.
(b) Collateral
When entering into trading activities such as reverse repurchase agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparty to provide us with collateral that will protect us from losses in the event of the counterparty’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $32,837 million as at October 31, 2010 ($21,905 million in 2009). The fair value of financial assets accepted as collateral that we have sold or repledged was $24,733 million as at October 31, 2010 ($15,479 million in 2009).

BMO Financial Group 193rd Annual Report 2010  159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Collateral transactions are conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalent must be returned to the counterparty at the end of the contract.
(c) Pledged Assets
In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2010	2009

Cash resources	3,048	965
Securities
Issued or guaranteed by Canada	14,231	11,095
Issued or guaranteed by a Canadian province, municipality or school corporation	3,087	2,986
Other securities	29,547	24,266
Mortgages, securities borrowed or purchased under resale agreements and other	29,562	31,525

Total assets pledged	79,475	70,837

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2010	2009

Assets pledged to: (1)
Clearing systems, payment systems and depositories	1,025	1,714
Bank of Canada	2,305	1,200
Foreign governments and central banks	936	1,017
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	38,097	39,796
Securities borrowing and lending	16,911	11,498
Derivatives transactions	7,620	7,000
Mortgages	9,927	5,878
Other	2,654	2,734

Total	79,475	70,837

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

(1) Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 29: Fair Value of Financial Instruments
We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. These fair values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.
          Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.
          Interest rate changes are the main cause of changes in the fair value of our financial instruments.
Financial Instruments Whose Book Value
Approximates Fair Value
Fair value is assumed to equal book value for acceptance-related liabilities and securities lent or sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.
Loans
In determining the fair value of our loans, we incorporate the following assumption:
•	For fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.
The value of our loan balances determined using the above assumption is further reduced by the allowance for credit losses to determine the fair value of our loan portfolio.
Securities
The fair value of our securities, both trading and available-for-sale, by instrument type and the methods used to determine fair value are provided in Note 3.
Derivative Instruments
The methods used to determine the fair value of derivative instruments are provided in Note 10.

160  BMO Financial Group 193rd Annual Report 2010

Deposits
In determining the fair value of our deposits, we incorporate the following assumptions:
•	For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.
Subordinated Debt and Capital Trust Securities
The fair value of our subordinated debt and capital trust securities is determined by referring to current market prices for similar instruments.
          Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values.

(Canadian $ in millions)			2010			2009

			Fair value			Fair value
	Book	Fair	over (under )	Book	Fair	over (under )
	value	value	book value	value	value	book value

Assets
Cash and cash equivalents	17,368	17,368	–	9,955	9,955	–
Interest bearing deposits with banks	3,186	3,186	–	3,340	3,340	–
Securities	123,399	123,433	34	110,813	110,831	18
Securities borrowed or purchased under resale agreements	28,102	28,102	–	36,006	36,006	–
Loans Residential mortgages	48,715	49,531	816	45,524	46,067	543
Consumer instalment and other personal	51,159	51,223	64	45,824	45,913	89
Credit cards	3,308	3,308	–	2,574	2,574	–
Businesses and governments	68,338	68,084	(254)	68,169	67,895	(274)

	171,520	172,146	626	162,091	162,449	358
Customers’ liability under acceptances	7,001	6,998	(3)	7,640	7,642	2
Allowance for credit losses	(1,878)	(1,878)	–	(1,902)	(1,902)	–

Total loans and customers’ liability under acceptances, net of allowance for credit losses	176,643	177,266	623	167,829	168,189	360
Derivative instruments	49,759	49,759	–	47,898	47,898	–
Premises and equipment	1,560	1,560	–	1,634	1,634	–
Goodwill	1,619	1,619	–	1,569	1,569	–
Intangible assets	812	812	–	660	660	–
Other assets	9,192	9,192	–	8,754	8,754	–

	411,640	412,297	657	388,458	388,836	378

Liabilities
Deposits	249,251	249,544	293	236,156	237,046	890
Derivative instruments	47,970	47,970	–	44,765	44,765	–
Acceptances	7,001	7,001	–	7,640	7,640	–
Securities sold but not yet purchased	16,438	16,438	–	12,064	12,064	–
Securities lent or sold under repurchase agreements	47,110	47,110	–	46,312	46,312	–
Other liabilities	17,414	17,496	82	15,938	15,976	38
Subordinated debt	3,776	3,947	171	4,236	4,405	169
Capital trust securities	800	823	23	1,150	1,218	68
Shareholders’ equity	21,880	21,880	–	20,197	20,197	–

	411,640	412,209	569	388,458	389,623	1,165

Total fair value adjustment			88			(787)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 193rd Annual Report 2010  161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fair Value Hierarchy
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

As at October 31 (Canadian $ in millions)			2010			2009

	Fair value measurement using			Fair value measurement using
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Trading Securities
Issued or guaranteed by:
Canadian federal government	15,932	72	–	16,607	–	–
Canadian provincial and municipal governments	3,910	5	–	2,882	–	–
U.S. federal government	8,060	–	–	3,021	–	–
U.S. states, municipalities and agencies	849	205	–	54	653	49
Other governments	1,365	–	–	1,712	–	–
Mortgage-backed securities and collateralized mortgage obligations	859	–	211	584	238	204
Corporate debt	7,419	3,595	1,358	7,313	2,293	1,476
Corporate equity	27,267	603	–	21,985	–	–

	65,661	4,480	1,569	54,158	3,184	1,729

Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	14,701	–	–	17,359	–	–
Canadian provincial and municipal governments	1,442	253	–	1,688	–	–
U.S. federal government	5,658	–	–	1,111	–	–
U.S. states, municipalities and agencies	–	4,237	20	4,584	1,418	86
Other governments	9,455	587	–	8,220	9	–
Mortgage-backed securities and collateralized mortgage obligations	688	8,204	20	826	9,530	39
Corporate debt	2,959	133	1,500	1,499	1,078	1,960
Corporate equity	139	178	369	303	236	311

	35,042	13,592	1,909	35,590	12,271	2,396

Fair Value Liabilities
Securities sold but not yet purchased	16,438	–	–	12,064	–	–
Structured note liabilities	–	3,976	–	–	3,073	–

	16,438	3,976	–	12,064	3,073	–

Derivative Assets
Interest rate contracts	24	33,862	217	42	30,062	1
Foreign exchange contracts	45	10,089	–	61	9,323	–
Commodity contracts	2,207	382	–	1,160	2,330	–
Equity contracts	1,028	617	8	618	1,353	11
Credit default swaps	–	1,120	160	–	2,370	567

	3,304	46,070	385	1,881	45,438	579

Derivative Liabilities
Interest rate contracts	38	32,593	48	61	28,781	73
Foreign exchange contracts	20	9,517	–	8	9,161	–
Commodity contracts	2,087	501	–	744	2,201	–
Equity contracts	53	2,109	71	–	1,480	97
Credit default swaps	–	930	3	–	2,156	3

	2,198	45,650	122	813	43,779	173

     Certain comparative figures have been reclassified to conform with the current year’s presentation.
Valuation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market inputs for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.
          Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.
          Sensitivity analysis at October 31, 2010 for the most significant Level 3 instruments is provided below.
          Within Level 3 trading securities is corporate debt of $1,242 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.
          Within Level 3 trading securities are mortgage-backed securities and collateralized mortgage obligations of $211 million. We determined the fair value of these securities based on expected discounted cash flows. The significant inputs for the valuation model include market yields and spread assumptions. The determination of market yields has the most significant impact on the valuation of these securities. The impact of assuming a 50 basis point increase or decrease in the market yield would result in a change in fair value of $(4) million and $5 million, respectively.

162  BMO Financial Group 193rd Annual Report 2010

          Within Level 3 available-for-sale corporate debt securities is a deferred purchase price amount of $633 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price (excess spread) based on expected future cash flows. The significant inputs for the valuation model include interest rate, weighted-average prepayment rate, weighted-average maturity, expected credit losses and weighted-average discount rate. The determination of interest rates has the most significant impact on the valuation of the deferred purchase price. Sensitivity analysis for the deferred purchase price is included in Note 8.
          Within Level 3 derivative assets and derivative liabilities was $377 million and $51 million related to the mark-to-market of credit default swaps and total return swaps on the above noted trading securities, respectively. We have determined the fair value of the structured product (securities and derivatives together), based on a model with observable and unobservable inputs. The discount margin of the underlying securities has the most significant impact on the valuation. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(4) million and $4 million, respectively.
Significant Transfers
Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the years ended October 31, 2010 and 2009.
          During the year ended October 31, 2010, a portion of the asset-backed commercial paper issued by the conduits known as the Montreal Accord were transferred from Level 3 to Level 2 within corporate debt trading securities because we are now valuing the notes based on broker quotes rather than internal models due to increased broker/dealer trading of these securities, resulting in improved liquidity. In addition, certain available-for-sale corporate debt securities that were previously valued using observable market information were transferred from Level 2 to Level 1 as values for these securities became available in active markets.
          During the year ended October 31, 2009, the mid-term notes and associated total return swap related to our credit protection vehicle were transferred from Level 3 to Level 2 as there was improved liquidity in the inputs to our model and greater transparency of fair value as a result of our hedging transactions. Also in 2009, $23 million of trading securities, corporate debt were transferred from Level 1 to Level 3 as the securities were no longer quoted in an active market subsequent to the issuer’s bankruptcy protection filing. As at October 31, 2010, management valued these securities using discounted estimated recoverable amounts.

Changes in Level 3 Fair Value Measurements
The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2010, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

For the year ended October 31, 2010 (Canadian $ in millions)
		Change in fair value
			Included
			in other						Fair value
	Balance,		compre-				Transfers	Transfers	as at	Unrealized
	October 31,	Included in	hensive				into	out of	October 31,	gains
	2009	earnings	income	Purchases	Sales	Maturities (1)	Level 3	Level 3	2010	(losses	)(2)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	49	(7)	–	–	(42)	–	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations	204	34	–	8	(3)	(32)	–	–	211	20
Corporate debt	1,476	(17)	–	96	–	(1)	14	(210)	1,358	10

Total trading securities	1,729	10	–	104	(45)	(33)	14	(210)	1,569	30

Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	86	2	(16)	–	(52)	–	–	–	20	–
Mortgage-backed securities and collateralized mortgage obligations	39	1	–	–	–	(20)	–	–	20	1
Corporate debt	1,960	(281)	31	244	(156)	(252)	13	(59)	1,500	45
Corporate equity	311	(4)	(18)	78	(2)	(2)	6	–	369	–

Total available-for-sale securities	2,396	(282)	(3)	322	(210)	(274)	19	(59)	1,909	46

Derivative Assets
Interest rate contracts	1	20	–	196	–	–	–	–	217	217
Equity contracts	11	(34)	–	31	–	–	–	–	8	8
Credit default swaps	567	(53)	–	3	–	(357)	–	–	160	160

Total derivative assets	579	(67)	–	230	–	(357)	–	–	385	385

Derivative Liabilities
Interest rate contracts	73	–	–	–	–	(25)	–	–	48	48
Equity contracts	97	(57)	–	31	–	–	–	–	71	71
Credit default swaps	3	–	–	–	–	–	–	–	3	3

Total derivative liabilities	173	(57)	–	31	–	(25)	–	–	122	122

(1)	Includes cash settlement of derivative assets and derivative liabilities.

(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2010 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2010 are included in Accumulated Other Comprehensive Income.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 193rd Annual Report 2010  163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The table below presents a reconciliation of all changes in Level 3 financial instruments for the year ended October 31, 2009, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

For the year ended October 31, 2009 (Canadian $ in millions)
		Change in fair value
			Included
			in other						Fair value
	Balance,		compre-				Transfers	Transfers	as at	Unrealized
	October 31,	Included in	hensive				into	out of	October 31,	gains
	2008	earnings	income	Purchases	Sales	Maturities (1)	Level 3	Level 3	2009	(losses	)(2)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	–	(4)	–	55	(2)	–	–	–	49	8
Mortgage-backed securities and collateralized mortgage obligations	–	8	–	232	(59)	–	23	–	204	(8)
Corporate debt	1,535	(201)	–	691	(1)	–	–	(548)	1,476	(198)

Total trading securities	1,535	(197)	–	978	(62)	–	23	(548)	1,729	(198)

Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	–	(11)	(3)	116	(16)	–	–	–	86	–
Mortgage-backed securities and collateralized mortgage obligations	–	–	1	42	(4)	–	–	–	39	–
Corporate debt	2,545	(331)	41	565	(225)	–	–	(635)	1,960	(335)
Corporate equity	343	(14)	(33)	16	(1)	–	–	–	311	–

Total available-for-sale securities	2,888	(356)	6	739	(246)	–	–	(635)	2,396	(335)

Derivative Assets
Interest rate contracts	–	1	–	–	–	–	–	–	1	1
Equity contracts	35	207	–	12	–	(1)	–	(242)	11	208
Credit default swaps	1,250	(10)	–	–	–	(673)	–	–	567	567

Total derivative assets	1,285	198	–	12	–	(674)	–	(242)	579	776

Derivative Liabilities
Interest rate contracts	49	526	–	–	–	(502)	–	–	73	(73)
Equity contracts	79	(8)	–	41	–	(15)	–	–	97	9
Credit default swaps	3	–	–	–	–	–	–	–	3	(3)

Total derivative liabilities	131	518	–	41	–	(517)	–	–	173	(67)

(1)	Includes cash settlement of derivative assets and derivative liabilities.

(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on October 31, 2009 are included in earnings in the year. For available-for-sale securities, the unrealized gains or losses on securities still held on October 31, 2009 are included in Accumulated Other Comprehensive Income.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Other Items Measured at Fair Value
Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.
          As at October 31, 2010, we held $137 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the year ended October 31, 2010, we recorded write-downs of $90 million on these assets.

164  BMO Financial Group 193rd Annual Report 2010

Note 30:	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).
          We have included here the significant differences that would result if United States GAAP were applied in the preparation of our
Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and Consolidated Statement of Accumulated Other Comprehensive Loss. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet
As at October 31 (Canadian $ in millions)	2010			2009			(2)
	Canadian	Increase	United States	Canadian	Increase	United States
	GAAP	(Decrease )	GAAP	GAAP	(Decrease )	GAAP

Assets
Cash and cash equivalents	17,368	–	17,368	9,955	–	9,955
Interest bearing deposits with banks (a)	3,186	(1,925)	1,261	3,340	(2,117)	1,223
Securities – Trading (b,c,d)	71,710	(2,496)	69,214	59,071	(3,901)	55,170
– Available-for-sale (b,c,d,e,o)	50,543	7,465	58,008	50,257	2,799	53,056
– Other (f)	1,146	(80)	1,066	1,485	(7)	1,478
Securities borrowed or purchased under resale agreements	28,102	–	28,102	36,006	–	36,006
Loans and customers’ liability under acceptances, net of the allowance for credit losses (a,g)	176,643	779	177,422	167,829	2,069	169,898
Derivative instruments (g)	49,759	(33,631)	16,128	47,898	(30,296)	17,602
Premises and equipment (i)	1,560	(3)	1,557	1,634	(4)	1,630
Goodwill (i,p)	1,619	(44)	1,575	1,569	(37)	1,532
Intangible assets (i)	812	–	812	660	–	660
Other assets (b,d,f,j,k,m,o,p)	9,192	6,713	15,905	8,754	6,232	14,986

Total Assets	411,640	(23,222)	388,418	388,458	(25,262)	363,196

Liabilities and Shareholders’ Equity
Deposits (g)	249,251	(2,094)	247,157	236,156	(1,298)	234,858
Derivative instruments (g)	47,970	(32,683)	15,287	44,765	(29,046)	15,719
Acceptances	7,001	–	7,001	7,640	–	7,640
Securities sold but not yet purchased	16,438	–	16,438	12,064	–	12,064
Securities lent or sold under repurchase agreements	47,110	–	47,110	46,312	–	46,312
Other liabilities (b,d,e,j,m,n)	17,414	11,076	28,490	15,938	4,483	20,421
Subordinated debt	3,776	–	3,776	4,236	–	4,236
Capital trust securities (l)	800	(800)	–	1,150	(1,150)	–
Shareholders’ equity (c,d,f,h,i,j,k,l,n,o,p) (1)	21,880	1,279	23,159	20,197	1,749	21,946

Total Liabilities and Shareholders’ Equity	411,640	(23,222)	388,418	388,458	(25,262)	363,196

(1)	Under United States GAAP, shareholders’ equity includes non-controlling interest of $2,138 million ($2,505 million in 2009).

(2)	Prior year has been restated to give effect to the adoption of the new U.S. accounting standard for non-controlling interests in consolidated financial statements (n).

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Reconciliation of Income
For the Year Ended October 31 (Canadian $ in millions, except per share amounts)	2010	2009	2008

Net income before non-controlling interest, as reported under Canadian GAAP	2,884	1,863	2,052

Adjustments to arrive at United States GAAP:
Net Interest Income – Liabilities and equity (l)	71	80	91
Non-Interest Revenue – Merchant banking (f)	(73)	92	(2)
– Reclassification from trading securities to available-for-sale securities (c)	92	91	(183)
– Insurance (d)	13	(23)	–
– Derivatives (h)	211	3	–
– Other-than-temporary impairment (o)	(6)	–	–
Non-Interest Expense – Stock-based compensation (k)	–	(1)	(5)
– Software development costs (q)	–	–	(1)
– Pension and other employee future benefits (j)	(9)	–	6
– Goodwill and other assets (i)	–	6	5
– Business combination (p)	(8)	–	–
Income taxes and net change in income taxes (m) (including adjustments due to items listed above)	(65)	(49)	58

Net income before non-controlling interest, based on United States GAAP	3,110	2,062	2,021

Non-controlling interest in subsidiaries, as reported under Canadian GAAP	74	76	74
Adjustment to non-controlling interest to arrive at US GAAP	71	79	79

Non-controlling interest in subsidiaries, based on United States GAAP	145	155	153

Net income available to Common Shareholders, based on United States GAAP	2,965	1,907	1,868

Earnings per share: basic – Canadian GAAP net income	4.78	3.09	3.79
– United States GAAP net income	5.05	3.31	3.57

Earnings per share: diluted – Canadian GAAP net income	4.75	3.08	3.76
– United States GAAP net income	5.03	3.30	3.54

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 193rd Annual Report 2010  165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Comprehensive Income
For the Year Ended October 31 (Canadian $ in millions)	2010	2009	2008

Total Comprehensive Income, as reported under Canadian GAAP	2,651	1,639	3,260

Adjustments to arrive at United States GAAP:
Net income adjustments, as per Reconciliation of Income	155	120	(110)
Unrealized gain (loss) on reclassification from trading securities to available-for-sale securities (c) (1)	(64)	(61)	123
Unrealized (gain) loss on derivatives that do not qualify as cash flow hedges under United States GAAP (h) (2)	(147)	(2)	–
Adjustment to unrealized gain (loss) on translation of net foreign operations, net of hedging activities (i)	2	5	(12)
Unrealized actuarial (loss) on pension and other employee future benefits (j) (3)	(200)	(176)	(254)
Unrealized gain on insurance securities designated as held for trading under Canadian GAAP (d) (4)	153	226	–
Adjustment to other-than-temporary impairment (o)	(2)	(16)	–

Total Comprehensive Income available to common shareholders based on United States GAAP(5)	2,548	1,735	3,007

(1)  Net of income taxes of $28 million in 2010, $30 million in 2009 and $60 million in 2008.
(2)  Net of income taxes of $64 million in 2010 and $1 million in 2009.
(3)  Net of income taxes of $71 million in 2010, $68 million in 2009 and $102 million in 2008.
(4)  Net of income taxes of $68 million in 2010 and $104 million in 2009.
(5)  Total comprehensive income is $2,693 million in 2010 ($1,890 million in 2009 and $3,160 million in 2008) including non-controlling interest of $145 million in 2010 ($155 million in 2009 and $153 million in 2008).

Reconciliation of Accumulated Other Comprehensive Loss
For the Year Ended October 31 (Canadian $ in millions)	2010	2009

Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP	(558)	(399)

Adjustments to arrive at United States GAAP:
Unrealized gain (loss) on reclassification from trading securities to available-for-sale securities (c)	(2)	62
Fair value adjusted for derivatives that do not qualify as cash flow hedges under United States GAAP (h)	(149)	(2)
Adjustment to unrealized gain on translation of net foreign operations, net of hedging activities (i)	36	34
Unrealized actuarial (loss) on pension and other employee future benefits (j)	(1,148)	(948)
Unrealized gain on insurance securities classified as held for trading under Canadian GAAP (d)	379	226
Adjustment to other-than-temporary impairment (o)	(18)	(16)

Total Accumulated Other Comprehensive Loss based on United States GAAP	(1,460)	(1,043)

(a) Bankers’ Acceptances
Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as interest bearing deposits with banks in our Consolidated Balance Sheet.
(b) Accounting for Securities Transactions
Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.
(c) Reclassification from Trading Securities to Available-for-Sale Securities
During the year ended October 31, 2008, we adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. This new guidance is consistent with United States GAAP, except that United States GAAP requires that the reclassification be recorded on the date the transfer is completed. We elected to transfer from trading to available-for-sale those securities for which we had a change in intent caused by market circumstances at that time to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 and the transfers took place at the fair value of the securities on August 1, 2008. We reclassified these securities under United States GAAP effective October 31, 2008 at their fair value at that date. This difference will reverse as these securities are sold.
(d) Insurance Accounting
Under United States GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are classified as available-for-sale securities. Under Canadian GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are designated as held-for-trading securities using the fair value option.
          Under United States GAAP, liabilities for life insurance contracts, except universal life and other investment-type contracts, are determined using the net level premium method. For universal life and other investment-type contracts, liabilities represent policyholder account balances and include a reserve calculated using the net level premium method for some contracts. Under
166  BMO Financial Group 193rd Annual Report 2010
Canadian GAAP, liabilities for life insurance contracts are determined using the Canadian asset liability method.
          Under United States GAAP, premiums received for universal life and other investment-type contracts are recorded as a liability. Under Canadian GAAP, these premiums are recorded in income and a liability for future policy benefits is established that is an offsetting charge to income.
          Under both United States and Canadian GAAP, premiums from long-duration contracts are recognized in income when due and premiums, net of reinsurance, for short-duration contracts are recorded in income over the related contract period.
          Under United States GAAP, reinsurance recoverables, deferred acquisition costs for life insurance and annuity contracts and the value of in-force life insurance business acquired (“VOBA”) are recorded as assets. Deferred acquisition costs and VOBA are then amortized. Under Canadian GAAP, these items are included in the insurance-related liability balance.
(e) Non-Cash Collateral
Under United States GAAP, non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet.
As a result of this difference, available-for-sale securities and other liabilities have been increased by $3,294 million and $197 million as at October 31, 2010 and 2009, respectively.
(f) Merchant Banking Investments
Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.
(g) Offsetting of Amounts Related to Certain Contracts
Under United States GAAP, our right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments are netted against the derivative instruments if they are executed with the same counterparty under a master netting agreement. Under Canadian GAAP, these amounts are not presented net. Cash collateral posted is recorded as a loan and cash collateral received is recorded as a deposit liability. The cash collateral applied against derivative assets and derivative liabilities was $2,094 million and $1,146 million as at October 31, 2010, respectively ($1,298 million and $48 million in 2009, respectively). Also under United States GAAP, derivative assets and liabilities having valid rights of set off are reported on a net basis. Under Canadian GAAP, these derivatives assets and liabilities are reported on a gross basis. As a result of offsetting, the fair value amounts of derivative instruments that have been netted against derivative assets and derivative liabilities was $31,537 million at October 31, 2010 ($28,998 million in 2009).
(h) Derivatives
Certain of our interest rate swaps designated as cash flow hedges under Canadian GAAP must be marked to market through income under United States GAAP as they do not qualify for hedge accounting. Under Canadian GAAP, they qualify for hedge accounting and are measured at fair value through other comprehensive income.
(i) Goodwill and Other Assets
Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 was accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of fair value increments on buildings, goodwill and intangible assets associated with the acquisition. Effective
November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of the fair value increments on buildings and intangible assets under Canadian GAAP.
(j) Pension and Other Employee Future Benefits
United States GAAP requires us to recognize the excess of the fair value of our pension and other employee future benefit plan assets over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The unamortized actuarial gains (losses) and the cost (benefit) of plan amendments are recorded in Accumulated Other Comprehensive (Income) Loss. Under Canadian GAAP, these amounts are recorded in our Consolidated Balance Sheet in other assets or other liabilities. There is no change in the calculation of the pension and other employee future benefits expense. Under United States GAAP, the pre-tax amounts included in Accumulated Other Comprehensive (Income) Loss are as follows:

(Canadian $ in millions)	2010			2009
		Other employee			Other employee
	Pension	future benefits	Total	Pension	future benefits	Total

Net actuarial loss	1,445	162	1,607	1,210	130	1,340
Cost (benefit) of plan amendments	86	(25)	61	87	(30)	57

Pre-tax amounts recognized in Accumulated Other Comprehensive (Income) Loss	1,531	137	1,668	1,297	100	1,397

Since we have reclassified amounts from other assets and other liabilities to other comprehensive income, the pension and other employee benefit amounts included in other assets and other liabilities are different under United States GAAP. Under United States GAAP, amounts related to our pension benefit plans and other employee future benefit plans are recognized in our Consolidated Balance Sheet as follows:

(Canadian $ in millions)	2010			2009
	Included in	Included in	Plan funded	Included in	Included in	Plan funded
	Other assets	Other liabilities	status	Other assets	Other liabilities	status

Pension	373	(27)	346	33	(36)	(3)
Other employee future benefits	–	(908)	(908)	–	(835)	(835)

The estimated net actuarial loss and cost of plan amendments for the pension benefit plans that will be amortized from Accumulated Other Comprehensive Income, on a pre-tax basis, as an increase in pension expense during fiscal 2011 are $92 million and $15 million, respectively. The estimated net actuarial loss and benefit of plan amendments for other employee future benefit plans that will be amortized from Accumulated Other Comprehensive Income, on a pre-tax basis, as an increase (decrease) in other employee future benefit expense during fiscal 2011 are $6 million and $(8) million, respectively. Under Canadian GAAP, these amounts are amortized from other assets or other liabilities, on a pre-tax basis, to pension and other employee future benefit expense.
          Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the then existing differences between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.
(k) Stock-based Compensation
Effective November 1, 2005, under United States GAAP, stock-based compensation granted to employees who are eligible to retire was expensed at the time of grant. We adopted this new standard prospectively, beginning with grants issued in fiscal 2006. We retroactively adopted new Canadian accounting guidance on stock-based compensation during the year ended October 31, 2006, which conformed with the United States accounting standard. Due to the differences in the methods of adoption, there was an adjustment to our Consolidated Statement of Income in the periods before fiscal 2010, when the stock-based compensation granted prior to November 1, 2005 was fully amortized.
(l) Liabilities and Equity
Under United States GAAP, certain of our capital trust securities that are ultimately convertible into a variable number of our common shares at the holder’s option are classified as non-controlling interest, with payments recognized as minority interest. Under Canadian GAAP, capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense.
(m) Income Taxes
In addition to the tax impact of other differences between Canadian and United States GAAP, under United States GAAP, tax rate changes do not have any impact on the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.
(n) Non-controlling Interests in Consolidated Financial Statements
Effective November 1, 2009, we adopted the new United States guidance on non-controlling interests in subsidiaries issued by the Financial Accounting Standards Board (“FASB”). Under this new standard, all non-controlling interests held by parties other than the parent entity are reported as equity for United States GAAP reporting purposes. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.

BMO Financial Group 193rd Annual Report 2010  167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          A continuity of non-controlling interest recorded in equity for the years ended October 31, 2009 and 2010 is as follows:

(Canadian $ in millions)

Non-controlling interest in subsidiaries, November 1, 2008	2,550
Net income attributable to non-controlling interest	(155)
Change in non-controlling interest ownership	110

Non-controlling interest in subsidiaries, October 31, 2009	2,505
Net income attributable to non-controlling interest	(145)
Change in non-controlling interest ownership	(222)

Non-controlling interest in subsidiaries, October 31, 2010	2,138

(o) Other-than-Temporary Impairment
Effective May 1, 2009, we adopted the new FASB guidance that amended the impairment assessment and recognition principles of other-than-temporary impairment for debt securities and enhanced the presentation and disclosure requirements for debt and equity securities. Under the new guidance, if a debt security is determined to be other-than-temporarily impaired, the amount of the impairment charge equal to the credit loss will be recorded in income and the remaining impairment charge will be recorded in accumulated other comprehensive income. Under Canadian GAAP, all impairment is recorded in income.
          As a result of the adoption of this new guidance, we recorded a cumulative-effect adjustment to reclassify $24 million before tax ($16 million after tax) from retained earnings to accumulated other comprehensive income as of May 1, 2009 for United States GAAP reporting purposes.
          During the year ended October 31, 2010, we recorded total other-than-temporary impairment losses of $36 million after taxes of $15 million ($351 million after taxes of $113 million in 2009), of which $34 million ($339 million in 2009) were recorded in income and $2 million ($12 million in 2009) were recorded in accumulated other comprehensive income.
          A continuity of the credit losses recorded in income before tax on available-for-sale debt securities held at year end is as follows:

(Canadian $ in millions)	2010	2009

Balance, beginning of year	(286)	–

Credit impairments recognized in earnings on debt securities not previously determined to be impaired	(38)	(296)
Credit impairments recognized in earnings on debt securities that have previously been determined to be impaired	(3)	(13)
Reduction for securities that were sold or matured during the year	41	23

Balance, end of year	(286)	(286)

Under Canadian GAAP, impairment losses recorded against net income relating to an available-for-sale debt security may be reversed through net income if the fair value of the security increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. This is not permitted under United States GAAP.
(p) Business Combinations
Under United States GAAP, acquisition-related costs, except costs to issue debt or equity securities, are recorded as expenses in the period in which the costs are incurred. Under Canadian GAAP, acquisition-related costs are included in the cost of the purchase.
(q) Software Development Costs
Under United States GAAP, costs of internally developed software are required to be capitalized and amortized over the expected useful life of the software. Under Canadian GAAP, prior to November 1, 2003, only costs related to internally developed software paid to third parties were capitalized and amortized over the expected useful life of the software. Effective November 1, 2003, we adopted a new Canadian accounting standard that eliminated this difference for software development costs incurred after October 31, 2003. There was an adjustment to our Consolidated
Statement of Income in the periods before fiscal 2009, when the software development costs capitalized prior to fiscal 2004 were fully amortized.
(r) Restricted Net Assets
Certain of our subsidiaries and equity investments are subject to regulatory requirements of the jurisdictions in which they operate. As a result, these subsidiaries and equity investees may be restricted from transferring to us our proportionate share of their assets in the form of cash dividends, loans or advances. At October 31, 2010 and 2009, restricted net assets of these subsidiaries were $6.2 billion and $5.9 billion, respectively.
Changes in Accounting Policy
Convertible Debt Instruments
Effective November 1, 2009, new guidance was issued by the FASB on the accounting for convertible debt instruments that may be settled in cash (or other assets) upon conversion, including partial cash settlement. This new guidance requires that we account for the liability and equity components separately. This guidance did not have any impact on our United States GAAP reconciliation because we do not have any convertible debt instruments, as all of our convertible preferred shares and capital trust securities are classified as equity instruments under United States GAAP.
Future Changes in Accounting Policy
Accounting for Transfers of Financial Assets
The FASB has issued a new standard on the accounting for transfers of financial assets that removes the concept of a qualifying special-purpose entity (“QSPE”). The new standard also creates more stringent conditions for reporting the transfer of a portion of a financial asset as a sale. This standard will impact some of the mortgages and credit card receivables we securitize to QSPEs. These QSPEs will be consolidated under the new guidance on the Consolidation of Variable Interest Entities (see below). This standard is effective November 1, 2010 for United States GAAP reporting purposes.
Amendments to Guidance on the Consolidation of Variable Interest Entities
The FASB has issued a new standard that changes the criteria by which an enterprise determines whether it must consolidate a variable interest entity (“VIE”). This new standard amends the existing guidance to require an enterprise to consolidate a VIE if it has both the power to direct the activities that most significantly affect the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE. Existing guidance requires an enterprise to consolidate a VIE if it absorbs a majority of the expected losses or residual returns, or both. A continuous assessment of which party must consolidate a VIE will be required, rather than an assessment only when certain trigger events occur. In addition, the new standard requires an enterprise to assess if VIEs that were previously QSPEs must be consolidated by the enterprise. We have not finalized our assessment of the impact associated with this amendment. This standard is effective November 1, 2010 for United States GAAP reporting purposes.
Credit Quality of Financing Receivables and the Allowance for Credit Losses
The FASB has issued new disclosure requirements that increase the level of disclosure about the credit quality of loans and receivables and the allowance held against them. This guidance requires the bank to provide greater levels of disaggregation for existing credit loss information. Other new disclosures include aging of past due receivables, credit quality information such as credit risk scores or external credit agency ratings, and the modification of our financing receivables. This requirement is effective November 1, 2010 for United States GAAP reporting purposes.

168  BMO Financial Group 193rd Annual Report 2010

Principal Subsidiaries

Book value of
Entities in which the bank owns more than 50%		shares owned by the bank
of the issued and outstanding voting shares	Head or principal office	(Canadian $ in millions	)

Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	148
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal (China) Co. Ltd.	Beijing, China	256
Bank of Montreal Finance Ltd.	Toronto, Canada	27
Bank of Montreal Holding Inc.	Calgary, Canada	19,950
Bank of Montreal Holding Enterprise Inc.	Calgary, Canada
Bank of Montreal Holding Investments Inc.	Calgary, Canada
Bank of Montreal Securities Canada Limited	Toronto, Canada
BMO Nesbitt Burns Corporation Limited	Montreal, Canada
BMO Nesbitt Burns Inc. and subsidiaries	Toronto, Canada
BMO Group Retirement Services Inc.	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiary	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
Bank of Montreal Insurance (Barbados) Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg
BMO Service Inc.	Calgary, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	1,537
Bank of Montreal Mortgage Corporation	Calgary, Canada	1,832
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Holdings, LLC	Chicago, United States	–
BMO Capital Corporation	Toronto, Canada	97
BMO Funding, L.P.	Chicago, United States	171
BMO GP Inc.	Toronto, Canada	–
BMO Ireland Finance Company	Dublin, Ireland	523
BMO Life Insurance Company	Toronto, Canada	479
BMO Life Holdings (Canada), ULC	Halifax, Canada
BMO Life Assurance Company	Toronto, Canada
BMO Nevada LP	Chicago, United States	190
BMO (NS) Capital Funding Company and subsidiary	Halifax, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	118
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	836
BMO (US) Credit Corp.	Chicago, United States	12
Clark Street Holdings, LLC	Chicago, United States
BMO (US) Lending, LLC	Chicago, United States	285
Harris Financial Corp.	Chicago, United States	6,201
BMO Capital Markets Corp.	New York, United States
BMO Capital Markets Equity Group (U.S.), Inc. and subsidiaries	Chicago, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Financial, Inc.	Wilmington, United States
BMO Financial Products Corp.	Wilmington, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiary	Chicago, United States
Harris Bancorp Insurance Services, Inc.	Chicago, United States
Harris Bankcorp, Inc.	Chicago, United States
Harris Central N.A.	Roselle, United States
Harris Investment Management, Inc. and subsidiary	Chicago, United States
Harris Investor Services, Inc.	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris National Association and subsidiaries	Chicago, United States
Harris Trade Services Limited	Hong Kong, China
The Harris Bank N.A.	Scottsdale, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States
psps Holdings, LLC and subsidiary	Chicago, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States

The book values of the subsidiaries represents the total common and preferred equity value of our holdings or our partnership interest where appropriate.
We directly or indirectly own 100% of the outstanding voting shares of the above subsidiaries.

BMO Financial Group 193rd Annual Report 2010  169

GLOSSARY
Glossary of Financial Terms

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or general and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.
Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.
Asset-Backed Commercial Paper (ABCP) is a short-term investment with a maturity that is typically less than 180 days. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.
Assets-to-Capital Multiple is defined as assets plus guarantees and letters of credit, net of specified deductions (or adjusted assets), divided by total capital.
Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.
Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Basis Point: One one-hundredth of a percentage point.
Business Risk arises from the specific business activities of a company and the effects these could have on its earnings.
Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.
Derivatives are contracts whose value is “derived” from movements in interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.
Dividend Payout Ratio: Common dividends as a percentage of net income after preferred share dividends.
Earnings Per Share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.
Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.
Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. (For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 75.) Economic capital is a key element of our risk-based capital management process.
Environmental Risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit and operational risk.
Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate- sensitive financial instrument or security at a specific price and date in the future.
Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
General Allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining its appropriate level. We employ a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances.
Hedging is a risk management technique used to neutralize or manage interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.
Innovative Tier 1 Capital: OSFI allows banks to issue instruments that qualify as “Innovative” Tier 1 capital. In order to qualify, these instruments have to be issued indirectly through a special purpose vehicle, be permanent in nature and receive acceptable accounting treatment. Innovative Tier 1 capital cannot comprise more than 20% of net Tier 1 capital, at time of issue, with 15% qualifying as Tier 1 capital and the remaining 5% included in total capital.
Insurance Risk is the risk of loss due to actual experience being different than that assumed when an insurance product was designed and priced. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.
Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.
Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.
Mark-to-Market represents the valuation of securities and derivatives at market rates as of the balance sheet date, where required by accounting rules.
Market Risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.
Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and the composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.
Model Risk is the potential loss due to the risk of a model not performing or capturing risk as designed. It also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.
Net Economic Profit (NEP) represents cash net income available to common shareholders, less a charge for capital. NEP is an effective measure of economic value added. NEP is a non-GAAP measure.
Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

170  BMO Financial Group 193rd Annual Report 2010

Net Interest Margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.
Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.
Off-balance sheet financial instruments: A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, financial standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.
Operating Leverage is the difference between revenue and expense growth rates. Cash operating leverage is the difference between revenue and cash-based expense growth rates.
Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.
Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
Productivity Ratio (or Expense-to-Revenue Ratio or Efficiency Ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues, expressed as a percentage. The cash productivity ratio is calculated in the same manner, after removing the amortization of acquisition-related intangible assets from non-interest expenses.
Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in loans and acceptances and other credit instruments, given the composition of the portfolios, the probability of default, the economic environment and the allowance for credit losses already established.
Regulatory Risk is the risk of not complying with regulatory requirements, regulatory change or regulators’ expectations. Failing to properly manage regulatory risk may result in regulatory sanctions being imposed and could harm our reputation.

Reputation Risk is the risk of a negative impact to BMO that results from the deterioration of BMO’s reputation among stakeholders. These potential impacts include revenue loss, reduced client loyalty, litigation, regulatory sanction or additional oversight, and declines in BMO’s share price.
Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.
Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.
Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.
Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.
Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to property respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
•	Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counter-party pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
Tangible Common Equity reflects common equity net of certain deductions. There is no standard industry definition of this measure.
Tangible Common Equity to Risk-Weighted Assets Ratio represents tangible common equity divided by risk-weighted assets.
Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.
Tier 1 Capital represents more permanent forms of capital, and primarily consists of common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and certain other deductions required under
Basel II.
Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
Total Capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in non-consolidated subsidiaries and other substantial investments.

Total Capital Ratio is defined as total capital divided by risk-weighted assets.
Total Shareholder Return (TSR): The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.
Trading-Related Revenues include net interest income and non-interest revenue earned from on-and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both cash instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.
Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, measured at a 99% confidence level over a specified holding period.
Variable Interest Entities (VIEs) include entities with equity that is considered insufficient to finance the entity’s activities or in which the equi-tyholders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses and/or being able to benefit from a majority of their expected residual returns, based on a calculation determined by standard setters.

BMO Financial Group 193rd Annual Report 2010  171

Shareholder Information

Market for Shares of Bank of Montreal
The common shares of Bank of Montreal are listed on the Toronto and New York stock exchanges. The preferred shares of Bank of Montreal are listed on the Toronto Stock Exchange.
Common Share Trading in Fiscal 2010

Primary stock		Closing price			Total volume of
exchanges	Ticker	October 31, 2010	High	Low	shares traded

Toronto	BMO	$60.23	$65.71	$49.78	464.9 million
New York	BMO	US$59.25	US$65.68	US$46.09	50.8 million

Common Share History

Date	Action	Common share effect

March 14, 2001	100% stock dividend	Equivalent to a 2-for-1 stock split
March 20, 1993	100% stock dividend	Equivalent to a 2-for-1 stock split
June 23, 1967	Stock split	5-for-1 stock split

Dividends Paid per Share in 2010 and Prior Years
Bank of Montreal has paid dividends for 182 years – the longest-running dividend payout record of any company in Canada.

		Shares outstanding
Issue/Class	Ticker	at October 31, 2010	2010		2009		2008		2007		2006

Common	BMO	566,468,440		$2.80		$2.80		$2.80		$2.71		$2.26
Preferred Class B
Series 4 (a)	BMO G	–		–		–		–		$0.91		$1.20
Series 5	BMO H	8,000,000		$1.33		$1.33		$1.33		$1.33		$1.33
Series 6 (b)	BMO I	–		–		–		$1.19		$1.19		$1.19
Series 10	BMO V	12,000,000	US$	1.49	US$	1.49	US$	1.49	US$	1.49	US$	1.49
Series 13 (c)	BMO J	14,000,000		$1.13		$1.13		$1.13		$0.96		–
Series 14 (d)	BMO K	10,000,000		$1.31		$1.31		$1.48		–		–
Series 15 (e)	BMO L	10,000,000		$1.45		$1.45		$0.94		–		–
Series 16 (f)	BMO M	12,000,000		$1.30		$1.30		$0.55		–		–
Series 18 (g)	BMO N	6,000,000		$1.63		$1.55		–		–		–
Series 21 (h)	BMO O	11,000,000		$1.63		$1.11		–		–		–
Series 23 (i)	BMO P	16,000,000		$1.35		$0.59		–		–		–

(a)	The Class B Preferred Shares Series 4 were issued in February 1998 and were redeemed in August 2007.
(b)	The Class B Preferred Shares Series 6 were issued in May 1998 and were redeemed in November 2008.
(c)	The Class B Preferred Shares Series 13 were issued in January 2007.
(d)	The Class B Preferred Shares Series 14 were issued in September 2007.
(e)	The Class B Preferred Shares Series 15 were issued in March 2008.
(f)	The Class B Preferred Shares Series 16 were issued in June 2008.
(g)	The Class B Preferred Shares Series 18 were issued in December 2008.
(h)	The Class B Preferred Shares Series 21 were issued in March 2009.
(i)	The Class B Preferred Shares Series 23 were issued in June 2009.
Credit Ratings
Credit rating information appears on page 25 of this annual report and on our website.
Auditors KPMG LLP

Important Dates

Fiscal Year End	October 31
Annual Meeting	March 22, 2011, 9:30 a.m. (local time)
The annual meeting of shareholders will be held in Vancouver, British Columbia, at the Four Seasons Hotel, Park Ballroom,
791 West Georgia Street.
The meeting will be webcast.
Details are available on our website.

2011 Dividend Payment Dates*
Common and preferred shares record dates

February 1	May 2
August 2	November 1

Common shares payment dates
February 28	May 26
August 26	November 28

Preferred shares payment dates
February 25	May 25
August 25	November 25

* Subject to approval by the Board of Directors
The Bank Act prohibits a bank from paying or declaring a dividend if it is or would thereby be in contravention of capital adequacy regulations. Currently, this limitation does not restrict the payment of dividends on Bank of Montreal’s common or preferred shares.

Managing Your Shares
Our Transfer Agent and Registrar
Computershare Trust Company of Canada serves as Transfer Agent and Registrar for common and preferred shares, with transfer facilities in Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as Transfer Agents and Registrars for common shares in London, England and Golden, Colorado, respectively. See next page for contact information.
Reinvesting Your Dividends and Purchasing Additional Common Shares
Through the Shareholder Dividend Reinvestment and Share Purchase Plan, you can reinvest cash dividends from your BMO common shares to purchase additional BMO common shares without paying a commission or service charge. You can also purchase additional common shares in amounts up to $40,000 per fiscal year. Contact Computershare Trust Company of Canada or Shareholder Services for details.
Direct Deposit
You can choose to have your dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer.
Personal Information Security
We advise our shareholders to be diligent in protecting their personal information. Details are available at:

Employee Ownership*
81% of Canadian employees participate in the BMO Employee Share Ownership Plan – a clear indication of their commitment to the company.
* As of October 31, 2010
Normal Course Issuer Bid
On December 13, 2010, we announced a new normal course issuer bid, commencing December 16, 2010 and ending December 15, 2011, under which we may repurchase for cancellation up to 15 million BMO common shares, representing approximately 2.6% of the “public float” (as defined by the TSX) of our common shares.

172   BMO Financial Group 193rd Annual Report 2010

Where to Find More Information

Corporate Governance
Our website provides information on our corporate governance practices, including our code of conduct, FirstPrinciples, our Director Independence Standards and our board and committee charters.
Proxy Circular
Our proxy circular contains information on our directors, board committee reports and a detailed discussion of our corporate governance practices. It will be published in February 2011 and will be available online at:
New York Stock Exchange Governance Requirements
A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards is posted on our website.
Corporate Responsibility
The BMO Corporate Responsibility Report, which includes our Public Accountability Statement, documents our corporate citizenship activities throughout the year. The 2010 report will be released in February 2011. You can find more information about our corporate responsibility activities online at:
We report on the economic, social and environmental components of our performance and activities according to the Global Reporting Initiative (GRI) framework. To learn more about the GRI, visit:
Have Your Say
If you have a question you would like to ask at our annual meeting of shareholders, you can submit your question in person or during the webcast. You can also submit a question to the board by writing to the Corporate Secretary at Corporate Secretary’s Office, 21st Floor, 1 First Canadian Place, Toronto, ON M5X 1A1, or emailing corp.secretary@bmo.com.

Shareholders
Contact our Transfer Agent and Registrar for:
•  Dividend information
•  Change in share registration or address
•  Lost certificates
•  Estate transfers
•  Duplicate mailings
•  Direct registration
Computershare Trust Company of Canada
100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1
Email: service@computershare.com

www.computershare.com/investor

Canada and United States
Call: 1-800-340-5021 Fax: 1-888-453-0330

International
Call: 514-982-7800 Fax: 416-263-9394

Computershare Trust Company, N.A.
Co-Transfer Agent (U.S.)

Online filing information:	BMO filings in Canada Canadian Securities Administrators’ website BMO filings in the United States Securities and Exchange Commission website

For all other shareholder inquiries:	Shareholder Services BMO Financial Group, Corporate Secretary’s Department 21st Floor, 1 First Canadian Place, Toronto, ON M5X 1A1 Email: corp.secretary@bmo.com Call: 416-867-6785 Fax: 416-867-6793

Institutional Investors and Research Analysts To obtain additional financial information:	Senior Vice-President, Investor Relations BMO Financial Group, 18th Floor, 1 First Canadian Place Toronto, ON M5X 1A1 Email: investor.relations@bmo.com Call: 416-867-6656 Fax: 416-867-3367

Employees For information on BMO’s Employee Share Ownership Plan:	Call: 1-877-266-6789

General To obtain additional printed copies of the annual report or make inquiries about company news and initiatives: On peut obtenir sur demande un exemplaire en français.	Corporate Communications Department BMO Financial Group, 302 Bay Street, 10th Floor Toronto, ON M5X 1A1

Customers For assistance with your investment portfolio or other financial needs:	BMO Bank of Montreal English and French: 1-877-225-5266 Cantonese and Mandarin: 1-800-665-8800 Outside Canada and the continental United States:
416-286-9992
TTY Service for Hearing Impaired Customers:
1-866-889-0889

BMO InvestorLine: 1-888-776-6886

Harris/Harris Private Bank/Harris Business Banking
United States: 1-888-340-2265
Outside the United States: 1-847-238-2265

BMO Nesbitt Burns: 416-359-4000

BMO MoneyLogic Now there is a better way to view, track and manage your money. Visit bmo.com/moneylogic to learn more Visit our online Annual Report: www.bmo.com/annualreport2010 By choosing environmentally friendly paper, we have achieved the following savings: 974 trees 2,507,863 L water 26,511 kg solid waste 64,926 kg air emissions 909,300,660 BTU natural gas This Annual Report is Carbon Neutral Carbon offsets provided by: The following are trademarks of Bank of Montreal or its subsidiaries: BMO, BMO and the M-bar roundel symbol, BMO Asset Management, BMO BOaTs, BMO Capital Markets, BMO Elite, BMO MoneyLogic, BMO SmartSteps, Encircle, FirstHome, Harris Private Bank, Helpful Steps, InvestorLine, Making Money Make Sense, Nesbitt Burns, Take Charge of Your Retirement The following are trademarks of other parties: AIR MILES is a registered trademark of AIR MILES International Trading B.V. Diners Club is a registered trademark of Diners Club International Ltd. MasterCard and World Elite are registered trademarks of MasterCard International Incorporated Speed Mentoring is a registered trademark of Accessible Community Counselling and Employment Services for New Canadians Inc. Moody’s is a registered trademark of MIS Quality Management Corp. Standard & Poor’s and S&P are registered trademarks of Standard & Poor’s Financial Services LLC